Filed Pursuant to Rule 424(b)(4)
Registration No. 333-171270
19,200,000 Common Units
Representing Limited Partner Interests

CVR Partners, LP

This is the initial public offering of our common units representing limited partner interests.

Prior to this offering, there has been no public market for our common units. Our common units have been approved for listing on the New York Stock Exchange under the symbol “UAN.”

We have granted the underwriters an option to purchase up to an additional 2,880,000 common units from us to cover over-allotments, if any, at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 18. These risks include the following:

•	We may not have sufficient available cash to pay any quarterly distribution on our common units.

•	The nitrogen fertilizer business is, and nitrogen fertilizer prices are, cyclical and highly volatile and have experienced substantial downturns in the past. Cycles in demand and pricing could potentially expose us to substantial fluctuations in our operating and financial results, and expose you to substantial volatility in our quarterly cash distributions and material reductions in the trading price of our common units.

•	The amount of our quarterly cash distributions will be directly dependent on the performance of our business and will vary significantly both quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

•	We depend on CVR Energy, Inc., or CVR Energy, for the majority of our supply of petroleum coke, or pet coke, an essential raw material used in our operations. Any significant disruption in the supply of pet coke from CVR Energy could negatively impact our results of operations to the extent third-party pet coke is unavailable or available only at higher prices.

•	We depend to a significant extent on CVR Energy and its senior management team to manage our business.

•	Our general partner, an indirect wholly-owned subsidiary of CVR Energy, has fiduciary duties to its owner, CVR Energy, and the interests of CVR Energy may differ significantly from, or conflict with, the interests of our public common unitholders.

•	Our unitholders have limited voting rights, are not entitled to elect our general partner or its directors, and cannot, at initial ownership levels, remove our general partner without the consent of CVR Energy.

•	You will experience immediate and substantial dilution of $10.37 per common unit in the net tangible book value of your common units.

•	If we were treated as a corporation for U.S. federal income tax purposes, or if we were to become subject to entity-level taxation for state tax purposes, cash available for distribution to you would be substantially reduced.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial Public Offering Price	$16.00	$307,200,000
Underwriting Discounts and Commissions(1)	$1.12	$21,504,000
Proceeds Before Expenses to Us	$14.88	$285,696,000

(1)	Consists of a discount of $1.04 per common unit and a structuring fee of $0.08 per common unit payable to certain of the underwriters. See “Underwriters.”

The underwriters expect to deliver the common units to purchasers on or about April 13, 2011.

Morgan Stanley	Barclays Capital	Goldman, Sachs & Co.

Dahlman Rose & Company	RBS

Simmons & Company International	SunTrust Robinson Humphrey

The date of this prospectus is April 7, 2011.

CVR PARTNERS LP

The majority of CVR Partners' customers are located in the farm belt states

Nitrogen Fertilizer Business Serving America's Farm Belt

CVR Partners supplies customers in most states west of the Mississippi River.

LEGEND
Significant CVR Partners Rail Destination*
CVR Partners Customer Rail Destination
Coffeyville Resources Nitrogen Fertilizers
CVR Partners Corporate Headquarters
Farm Belt State
Selected U.S. Railroad Lines
UP
SKOL-KO
BNSF
KYLE
CSXT
CN
KCS
WSOR
* Compilation of Significant Customer Rail Destinations represented greater than 50% of total CVR Partners UAN shipped in FY2010.
MN
WI
IA
NE
IL
IN
OH
CO
KS
MO
KY
TN
OK
AR
NM
TX
St. Paul
Milwaukee
Chicago
Cleveland
Omaha
Des Moines
Indianapolis
Denver
Topeka
Kansas City
St. Louis
Lexington
Wichita
Coffeyville
Albuquerque
Oklahoma City
Amarillo
Memphis
Little Rock
Ft. Worth
El Paso
Sugar Land
Additional Shipments East of the Mississippi River

NX 973209
198000 LB 89800 KG
65000 LB 29500 KG NEW 12-98

Fertilizer rail loading

Nitrogen fertilizer plant

i

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate as of the date on the front cover page of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common units and the distribution of this prospectus outside of the United States.

Industry and Market Data

The data included in this prospectus regarding the nitrogen fertilizer industry, including trends in the market and our position and the position of our competitors within the nitrogen fertilizer industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information our competitors file with the SEC, which we did not participate in preparing and as to which we make no representation), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus. Any data sourced from Pike & Fischer’s ‘‘Green Markets’’ newsletter has been approved by BNA Subsidiaries, LLC and is re-used here with the express written permission of BNA Subsidiaries, LLC.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including “Risk Factors” and the consolidated historical and unaudited pro forma financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional common units. References in this prospectus to “CVR Partners,” “we,” “our,” “us” or like terms refer to CVR Partners, LP and its consolidated subsidiary unless the context otherwise requires or where otherwise indicated. References in this prospectus to “CVR Energy” refer to CVR Energy, Inc. and its consolidated subsidiaries other than CVR Partners unless the context otherwise requires or where otherwise indicated, and references to “CVR GP” or “our general partner” refer to CVR GP, LLC, which, following the closing of this offering, will be an indirect wholly-owned subsidiary of CVR Energy. The transactions being entered into in connection with this offering are referred to herein as the “Transactions” and are described on page 48 of this prospectus. You should also see the “Glossary of Selected Terms” contained in Appendix B for definitions of some of the terms we use to describe our business and industry and other terms used in this prospectus.

CVR Partners, LP

Overview

We are a Delaware limited partnership formed by CVR Energy to own, operate and grow our nitrogen fertilizer business. Strategically located adjacent to CVR Energy’s refinery in Coffeyville, Kansas, our nitrogen fertilizer manufacturing facility is the only operation in North America that utilizes a petroleum coke, or pet coke, gasification process to produce nitrogen fertilizer (based on data provided by Blue, Johnson & Associates, Inc., or Blue Johnson). Our facility includes a 1,225 ton-per-day ammonia unit, a 2,025 ton-per-day urea ammonium nitrate, or UAN, unit, and a gasifier complex with built-in redundancy having a capacity of 84 million standard cubic feet per day. We upgrade a majority of the ammonia we produce to higher margin UAN fertilizer, an aqueous solution of urea and ammonium nitrate which has historically commanded a premium price over ammonia. In 2010, we produced 392,745 tons of ammonia, of which approximately 60% was upgraded into 578,272 tons of UAN.

We intend to expand our existing asset base and utilize the experience of CVR Energy’s management team to execute our growth strategy. Following completion of this offering, we intend to move forward with a significant two-year plant expansion designed to increase our UAN production capacity by 400,000 tons, or approximately 50%, per year. CVR Energy, a New York Stock Exchange listed company, will indirectly own our general partner and approximately 73.7% of our outstanding common units following this offering.

The primary raw material feedstock utilized in our nitrogen fertilizer production process is pet coke, which is produced during the crude oil refining process. In contrast, substantially all of our nitrogen fertilizer competitors use natural gas as their primary raw material feedstock. Historically, pet coke has been significantly less expensive than natural gas on a per ton of fertilizer produced basis and pet coke prices have been more stable when compared to natural gas prices. We believe our nitrogen fertilizer business has historically been the lowest cost producer and marketer of ammonia and UAN fertilizers in North America. During the past five years, over 70% of the pet coke utilized by our plant was produced and supplied by CVR Energy’s crude oil refinery pursuant to a renewable long-term agreement.

We generated net sales of $180.5 million, $208.4 million and $263.0 million, net income of $33.3 million, $57.9 million and $118.9 million, and EBITDA of $38.7 million, $67.6 million and $134.9 million, for the years ended December 31, 2010, 2009 and 2008, respectively. For a reconciliation of EBITDA to net income, see footnote 5 under “— Summary Historical and Pro Forma Consolidated Financial Information.”

Our Competitive Strengths

Pure-Play Nitrogen Fertilizer Company.  We believe that as a pure-play nitrogen fertilizer company we are well positioned to benefit from positive trends in the nitrogen fertilizer market in general and the UAN market in particular. We derive substantially all of our revenue from the production and sale of nitrogen fertilizers, primarily in the agricultural market, whereas most of our competitors are meaningfully diversified into other crop nutrients, such as phosphate and potassium, and make significant sales into the lower-margin industrial market. For example, our largest public competitors, Agrium, Potash Corporation, Yara (excluding blended fertilizers) and CF Industries (after giving effect to its acquisition of Terra Industries) derived 90%, 91%, 47% and 22% of their sales in 2010, respectively, from the sale of products other than nitrogen fertilizer used in the agricultural market. Nitrogen is an essential element for plant growth because it is the primary determinant of crop yield. Nitrogen fertilizer production is a higher margin, growing business with more stable demand compared to the production of the two other essential crop nutrients, potassium and phosphate, because nitrogen must be reapplied annually. During the last five years, ammonia and UAN prices averaged $467 and $292 per ton, respectively, which is a substantial increase from the average prices of $276 and $159 per ton, respectively, during the prior five-year period.

The following table shows the consolidated impact of a $50 per ton change in UAN pricing and a $100 per ton change in ammonia pricing on our EBITDA based on the assumptions described herein relative to the actual prices we realized for the year ended December 31, 2010 and our forecasted pricing for the twelve month period ending March 31, 2012:

Illustrative Sensitivity to UAN and Ammonia Prices(1)

							Sensitivity Using
						Actual	Forecasted
						2010 Results(3)	3/31/2012 Prices(1)(4)
UAN Price	$150	$200	$250	$300	$350	$179	$278
Ammonia Price	300	400	500	600	700	361	547
Net Sales(2)	171	221	271	321	371	180	297
EBITDA(2)	24	74	124	174	224	39	150
Available Cash(2)	13	63	113	163	213	31	140

(1)	The price sensitivity analysis in this table is based on the assumptions described in our forecast of EBITDA for the twelve months ending March 31, 2012, including 157,400 ammonia tons sold, 686,200 UAN tons sold, cost of product sold of $48.3 million, direct operating expenses of $84.5 million and selling, general and administrative expenses of $14.2 million. This table is presented to show the sensitivity of our EBITDA forecast for the twelve months ending March 31, 2012 of $150.4 million to specified changes in ammonia and UAN prices. Spot ammonia and UAN prices were $602.50 and $354.08, respectively, per ton as of February 28, 2011. There can be no assurance that we will achieve our EBITDA forecast for the twelve months ending March 31, 2012 or any of the specified levels of EBITDA indicated above, or that UAN and ammonia pricing will achieve any of the levels specified above. See “Our Cash Distribution Policy and Restrictions on Distribution — Forecasted Available Cash” for a reconciliation of our EBITDA forecast to our net income forecast for the twelve months ending March 31, 2012 and a discussion of the assumptions underlying our forecast.

(2)	Dollars in millions.

(3)	This column shows (1) actual average UAN and ammonia prices and our actual net sales and EBITDA for the year ended December 31, 2010 and (2) pro forma available cash for the year ended December 31, 2010. See “Our Cash Distribution Policy and Restrictions on Distributions — Pro Forma Available Cash.”

(4)	Reflects forecasted average UAN and ammonia pricing for the twelve months ending March 31, 2012 and the production and expense assumptions set forth in footnote 1 above.

High Margin Nitrogen Fertilizer Producer.  Our unique combination of pet coke raw material usage, premium product focus and transportation cost advantage has helped to keep our costs low and has enabled us to generate high margins. In 2010, 2009 and 2008, our operating margins were 11%, 23% and 44%, respectively (our 2010 operating margins were negatively affected by downtime associated with the Linde, Inc., or Linde, air separation outage, the rupture of a high-pressure UAN vessel and the major scheduled turnaround). Over the last five years, U.S. natural gas prices at the Henry Hub pricing point have averaged $6.06 per MMbtu. The following chart shows our cost advantage for the year ended December 31, 2010 as compared to an illustrative natural gas-based competitor in the U.S. Gulf Coast:

CVR Partners’ Cost Advantage over an Illustrative U.S. Gulf Coast Natural Gas-Based Competitor

	($ per ton, unless otherwise noted)
	CVR Partners’ Ammonia Cost Advantage				CVR Partners’ UAN Cost Advantage
Illustrative	Illustrative Competitor		CVR Partners		Illustrative Competitor		CVR Partners
Natural Gas		Total			Competitor
Delivered		Competitor		Ammonia	Ammonia	Total		UAN
Price	Gas	Ammonia	Ammonia	Cost	cost per ton	Competitor	UAN	Cost
($/MMbtu)	Cost(a)	Costs(b)(c)(e)	Costs(d)(e)	Advantage	UAN(f)	UAN Costs(c)(e)(g)	Costs(e)(f)(h)	Advantage

$4.00	$132	$193	$194	$(1)	$65	$98	$87	$11

4.50	149	210	194	16	72	105	87	18

5.50	182	243	194	49	85	118	87	31

6.50	215	276	194	82	99	132	87	45

7.50	248	309	194	115	113	146	87	59

(a)	Assumes 33 MMbtu of natural gas to produce a ton of ammonia, based on Blue Johnson.
(b)	Assumes $27 per ton operating cost for ammonia, based on Blue Johnson.
(c)	Assumes incremental $34 per ton transportation cost from the U.S. Gulf Coast to the mid-continent for ammonia and $15 per ton for UAN, based on recently published rail and pipeline tariffs.
(d)	CVR Partners’ ammonia cost consists of $19 per ton of ammonia in pet coke costs and $175 per ton of ammonia in operating costs for the year ended December 31, 2010.
(e)	The cost data included in this chart for an illustrative competitor assumes property taxes, whereas the cost data included for CVR Partners includes the cost of our property taxes other than property taxes currently in dispute. CVR Partners is currently disputing the amount of property taxes which it has been required to pay in recent years. For information on the effect of disputed property taxes on our actual production costs, see product production cost data and footnote 7 under “— Summary Historical and Pro Forma Consolidated Financial Information.” See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability — Fertilizer Plant Property Taxes.”
(f)	Each ton of UAN contains approximately 0.41 tons of ammonia. Illustrative competitor UAN cost per ton data removes $34 per ton in transportation costs for ammonia.
(g)	Assumes $18 per ton cash conversion cost to UAN, based on Blue Johnson.
(h)	CVR Partners’ UAN conversion cost was $12 per ton for the year ended December 31, 2010. $10.82 per ton of ammonia production costs are not transferable to UAN costs.

•	Cost Advantage. We operate the only nitrogen fertilizer production facility in North America that uses pet coke gasification to produce nitrogen fertilizer, which has historically given us a cost advantage over competitors that use natural gas-based production methods. Our costs are approximately 79% fixed and relatively stable, which allows us to benefit directly from increases in nitrogen fertilizer prices. Our variable costs consist primarily of pet coke. Our pet coke costs have historically remained relatively stable, averaging $25 per ton since we began operating under our current structure in October 2007, with a high of $31 per ton for 2008 and a low of $17 per ton for 2010. Third-party pet coke is readily available to us, and we have paid an average cost of $41 per ton for third-party pet coke over the last five years. Substantially all of our nitrogen fertilizer competitors use natural gas as their primary raw material feedstock (with natural gas constituting approximately 85-90% of their production costs based on historical data) and are therefore heavily impacted by changes in natural gas prices.

•	Premium Product Focus. We focus on producing higher margin, higher growth UAN nitrogen fertilizer. Historically, UAN has accounted for approximately 80% of our product tons sold. UAN commands a price premium over ammonia and urea on a nutrient ton basis. Unlike ammonia and urea, UAN is easier to apply and can be applied throughout the growing season to crops directly or mixed with crop protection products, which reduces energy and labor costs for farmers. In addition, UAN is safer to handle than ammonia. The convenience of UAN fertilizer has led to an 8.5% increase in its consumption from 2000 through 2010 (estimated) on a nitrogen content basis, whereas ammonia fertilizer consumption decreased by 2.4% for the same period, according to data supplied by Blue Johnson. We plan to expand our UAN upgrading capacity so that we have the flexibility to upgrade all of our ammonia production into UAN.

•	Strategically Located Asset. We and other competitors located in the U.S. farm belt share a transportation cost advantage when compared to our out-of-region competitors in serving the U.S. farm belt agricultural market. We are therefore able to cost-effectively sell substantially all of our products in the higher margin agricultural market, whereas, according to publicly available information prepared by our competitors, a significant portion of our competitors’ revenues are derived from the lower margin industrial market. Because the U.S. farm belt consumes more nitrogen fertilizer than is produced in the region, it must import nitrogen fertilizer from the U.S. Gulf Coast as well as from international producers. Accordingly, U.S. farm belt producers may offer nitrogen fertilizers at prices that factor in the transportation costs of out-of-region producers without having incurred such costs. We estimate that our plant enjoys a transportation cost advantage of approximately $25 per ton over competitors located in the U.S. Gulf Coast, based on a comparison of our actual transportation costs and recently published rail and pipeline tariffs. Our location on Union Pacific’s main line increases our transportation cost advantage. Our products leave the plant either in trucks for direct shipment to customers (in which case we incur no transportation cost) or in railcars for destinations located principally on the Union Pacific Railroad. We do not incur any intermediate transfer, storage, barge freight or pipeline freight charges.

Highly Reliable Pet Coke Gasification Fertilizer Plant with Low Capital Requirements.  Our nitrogen fertilizer plant was completed in 2000 and, based on data supplied by Blue Johnson, is the newest nitrogen fertilizer plant built in North America. Prior to our plant’s construction in 2000, the last ammonia plant built in the United States was constructed in 1977. Our nitrogen fertilizer facility was built with the dual objectives of being low cost and reliable. Our facility has low maintenance costs, with maintenance capital expenditures ranging between approximately $3 million and $9 million per year from 2007 through 2010. We have configured the plant to have a dual-train gasifier complex to provide redundancy and improve our reliability. In 2010, our gasifier had an on-stream factor, which is defined as the total number of hours operated divided by the total number of hours in the reporting period, in excess of 97% excluding the impact of downtime associated with the Linde air separation outage, the rupture of a high-pressure UAN vessel and the major scheduled turnaround.

Experienced Management Team.  We are managed by CVR Energy’s management pursuant to a services agreement. Mr. John J. Lipinski, Chief Executive Officer, has over 38 years of experience in the refining and chemicals industries. Mr. Stanley A. Riemann, Chief Operating Officer, has over 37 years of experience in the fertilizer and energy industries. Mr. Edward A. Morgan, Chief Financial Officer, has over 18 years of finance experience. Mr. Kevan Vick, Executive Vice President and Fertilizer General Manager, has over 34 years of experience in the nitrogen fertilizer industry. Mr. Vick leads a senior operations team whose members have an average of 22 years of experience in the fertilizer industry. Most of the members of our senior operations team were on-site during the construction and startup of our nitrogen fertilizer plant in 2000. CVR Energy’s management team will spend a portion of its time managing CVR Energy and a portion of its time managing our business. See “Management — Executive Officers and Directors.”

Our Business Strategy

Our objective is to maximize quarterly distributions to our unitholders by operating our nitrogen fertilizer facility in an efficient manner, maximizing production time and growing profitably within the nitrogen fertilizer industry. We intend to accomplish this objective through the following strategies:

•	Pay Out All of the Available Cash We Generate Each Quarter. Our strategy is to pay out all of the available cash we generate each quarter. We expect that holders of our common units will receive a greater percentage of our operating cash flow when compared to our publicly traded competitors across the broader fertilizer sector, such as Agrium, Potash Corporation, CF Industries, Yara and Terra Nitrogen. These companies have provided an average dividend yield of 0.1%, 0.3%, 0.4%, 1.6% and 6.9%, respectively, as of February 28, 2011, compared to our expected distribution yield of 12.0% (calculated by dividing our forecasted distribution for the twelve months ending March 31, 2012 of $1.92 per common unit by the initial public offering price per common unit on the cover page of this prospectus). The board of directors of our general partner will adopt a policy under which we will distribute all of the available cash we generate each quarter, as described in “Our Cash Distribution Policy and Restrictions On Distributions” on page 54. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distributions or otherwise to reserve cash for future distributions. Unlike many publicly traded partnerships that have economic general partner interests and incentive distribution rights that entitle the general partner to receive disproportionate percentages of cash distributions as distributions increase (often up to 50%), our general partner will have a non-economic interest and no incentive distribution rights, and will therefore not be entitled to receive cash distributions. Our common unitholders will receive 100% of our cash distributions.

•	Pursue Growth Opportunities. We are well positioned to grow organically, through acquisitions, or both.

•	Expand UAN Capacity. We intend to move forward with an expansion of our nitrogen fertilizer plant that is designed to increase our UAN production capacity by 400,000 tons, or approximately 50%, per year. This approximately $135.0 million expansion, for which approximately $31.0 million had been spent as of December 31, 2010, will allow us the flexibility to upgrade all of our ammonia production when market conditions favor UAN. We expect that this additional UAN production capacity will improve our margins, as UAN has historically been a higher margin product than ammonia. We expect that the UAN expansion will take 18 to 24 months to complete and will be funded with approximately $104.0 million of the net proceeds from this offering.

•	Selectively Pursue Accretive Acquisitions. We intend to evaluate strategic acquisitions within the nitrogen fertilizer industry and to focus on disciplined and accretive investments that leverage our core strengths. We have no agreements, understandings or financings with respect to any acquisitions at the present time.

•	Continue to Focus on Safety and Training. We intend to continue our focus on safety and training in order to increase our facility’s reliability and maintain our facility’s high on-stream availability. In 2010, our nitrogen fertilizer plant had a recordable incident rate of 0.76, which was our lowest recordable incident rate in over five years. The recordable incident rate reflects the number of recordable incidents per 200,000 hours worked.

•	Continue to Enhance Efficiency and Reduce Operating Costs. We are currently engaged in certain projects that will reduce overall operating costs, increase efficiency and utilize byproducts to generate incremental revenue. For example, we have built a low btu gas recovery pipeline between our nitrogen fertilizer plant and CVR Energy’s crude oil refinery, which will allow us to sell off-gas, a byproduct produced by our fertilizer plant, to the refinery. This pipeline was commissioned in March 2011. In addition, we have signed an agreement to sell all of the high purity carbon dioxide, or CO2, produced by our nitrogen fertilizer plant (currently approximately 850,000 tons per year) to an oil and gas exploration and production company.

•	Provide High Level of Customer Service. We focus on providing our customers with the highest level of service. The nitrogen fertilizer plant has demonstrated consistent levels of production while operating at close to full capacity. Substantially all of our product shipments are targeted to freight advantaged destinations located in the U.S. farm belt, allowing us to quickly and reliably service customer demand. Furthermore, we maintain our own fleet of railcars, which helps us ensure prompt delivery. As a result of these efforts, many of our largest customers have been our customers since the plant came online in 2000. We believe a continued focus on customer service will allow us to maintain relationships with existing customers and grow our business.

Recent Developments

Based on preliminary data, we estimate that our production and average pricing for the quarter ended March 31, 2011 will be as follows:

•	We estimate that we will produce approximately 100,000 to 105,000 tons of ammonia during the quarter ended March 31, 2011, of which approximately 33,000 to 35,000 net tons will be available for sale, and the rest will be upgraded to 163,000 to 170,000 tons of UAN. During the quarter ended March 31, 2010, the plant produced approximately 105,100 tons of ammonia, of which 38,200 net tons were available for sale, and the rest was upgraded to 163,800 tons of UAN.

•	We estimate that the average plant gate price for tons of ammonia recognized in revenue during the quarter ended March 31, 2011 will be approximately $560 to $565 and the average plant gate price for tons of UAN recognized in revenue during the quarter ended March 31, 2011 will be approximately $200 to $210. During the quarter ended March 31, 2010, the average plant gate price for tons of ammonia recognized in revenue was $282 and the average plant gate price for tons of UAN recognized in revenue was $167.

•	We estimate that the tons sold of ammonia during the quarter ended March 31, 2011 will be approximately 23,500 to 26,500 and the tons sold of UAN during the quarter ended March 31, 2011 will be approximately 169,500 to 175,500. During the quarter ended March 31, 2010, we sold approximately 31,200 tons of ammonia and 155,800 tons of UAN.

Our UAN pricing in the first quarter of 2011 was adversely impacted by the outage of a high-pressure UAN vessel that occurred in September 2010. This caused us to shift delivery of lower priced tons from the fourth quarter of 2010 to the first and second quarters of 2011.

Because our financial statements for the quarter ended March 31, 2011 are not yet available, the estimates included above are preliminary, unaudited, not reviewed by our accountants, subject to completion, reflect our current best estimates and may be revised as a result of management’s further review of our results. During the course of the preparation of our consolidated financial statements and related notes, we may identify items that would require us to make material adjustments to the preliminary financial information presented above.

Industry Overview

Nitrogen, phosphate and potassium are the three essential nutrients plants need to grow for which there are no substitutes. Nitrogen is the primary determinant of crop yield. Nutrients are depleted in soil over time and therefore must be replenished through fertilizer use. Nitrogen is the most quickly depleted nutrient and so must be replenished every year, whereas phosphate and potassium can be retained in soil for up to three years.

Global demand for fertilizers is driven primarily by population growth, dietary changes in the developing world and increased consumption of bio-fuels. According to the International Fertilizer Industry Association, or IFA, from 1972 to 2010, global fertilizer demand grew 2.1% annually. Fertilizer use is projected to increase by 45% between 2005 and 2030 to meet global food demand, according to a study funded by the Food and Agriculture Organization of the United Nations. Currently, the developed world uses fertilizer more intensively than the developing world, but sustained economic growth in emerging markets is increasing food demand and fertilizer use. As an example, China’s grain production increased 31% between September 2001 and September 2010, but still failed to keep pace with increases in demand, prompting China to double its grain imports over the same period, according to the United States Department of Agriculture, or USDA.

World grain demand has increased 11% over the last five years leading to a tight grain supply environment and significant increases in grain prices, which is highly supportive of fertilizer prices. During the last five years, corn prices in Illinois have averaged $3.80 per bushel, an increase of 80% above the average price of $2.12 per bushel during the preceding five years. Recently, this trend has continued as U.S. 30-day corn and wheat futures increased 104% and 74%, respectively, from June 1, 2010 to February 28, 2011. During this same time period, Southern Plains ammonia prices increased 67% from $360 per ton to $603 per ton and corn belt UAN prices increased 41% from $252 per ton to $354 per ton. At existing grain prices and prices implied by futures markets, farmers are expected to generate substantial profits, leading to relatively inelastic demand for fertilizers. Nitrogen fertilizer prices have decoupled from their historical correlation with natural gas prices and are now driven primarily by demand dynamics. Nitrogen fertilizer prices in the U.S. farm belt are typically higher than U.S. Gulf Coast prices because it is costly to transport nitrogen fertilizer.

The United States is the world’s largest exporter of coarse grains, accounting for 46% of world exports and 31% of total world production, according to the USDA. The United States is also the world’s third largest consumer of nitrogen fertilizer and historically the world’s largest importer of nitrogen fertilizer, importing approximately 48% of its nitrogen fertilizer needs. North American producers have a significant and sustainable cost advantage over European producers that export to the U.S. market. Over the last decade, the North American nitrogen fertilizer market has experienced significant consolidation through plant closures and corporate consolidation.

The convenience of UAN fertilizer has led to an 8.5% increase in its consumption from 2000 through 2010 (estimated) on a nitrogen content basis, whereas ammonia fertilizer consumption decreased by 2.4% for the same period, according to data supplied by Blue Johnson. Unlike ammonia and urea, UAN can be applied throughout the growing season and can be applied in tandem with pesticides and fungicides, providing farmers with flexibility and cost savings. UAN is not widely traded globally because it is costly to transport (it is approximately 65% water), therefore there is little risk to U.S. UAN producers of an influx of UAN from foreign imports. As a result of these factors, UAN commands a premium price to urea and ammonia, on a nitrogen equivalent basis.

For more information about the nitrogen fertilizer industry, see “Industry Overview.”

About Us

CVR Partners, LP was formed in Delaware in June 2007. Our principal executive offices are located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and our telephone number is (281) 207-3200. Upon completion of this offering, our website address will be www.cvrpartners.com. Information contained on our website or CVR Energy’s website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. These risks are described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should carefully consider these risk factors together with all other information included in this prospectus.

In particular, due to our relationship with CVR Energy, adverse developments or announcements concerning CVR Energy could materially adversely affect our business. The ratings assigned to CVR Energy’s senior secured indebtedness are below investment grade.

THE OFFERING

Issuer	CVR Partners, LP, a Delaware limited partnership.

Common units offered to the public	19,200,000 common units.

Option to purchase additional common units from us	If the underwriters exercise their option to purchase additional common units in full, we will issue 22,080,000 common units to the public.

Units outstanding after this offering	73,000,000 common units (excluding 5,000,000 common units which are subject to issuance under our long-term incentive plan). If the underwriters do not exercise their option to purchase additional common units, we will issue 2,880,000 common units to Coffeyville Resources upon the option’s expiration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Coffeyville Resources. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

In addition, our general partner will own a non-economic general partner interest in us which will not entitle it to receive distributions.

Use of Proceeds	We estimate that the net proceeds to us in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering, will be approximately $281.7 million. We intend to use:

     •   approximately $18.4 million to make a distribution to Coffeyville Resources in satisfaction of our obligation to reimburse it for certain capital expenditures it made on our behalf with respect to the nitrogen fertilizer business prior to October 24, 2007;

     •   approximately $69.3 million to make a special distribution to Coffeyville Resources in order to, among other things, fund the offer to purchase Coffeyville Resources’ senior secured notes required upon consummation of this offering;

• approximately $26.0 million to purchase (and subsequently extinguish) the incentive distribution rights, or IDRs, currently owned by our general partner;

• approximately $3.0 million to pay financing fees resulting from our new credit facility; and

• the balance for general partnership purposes, including approximately $104.0 million to fund the intended UAN expansion.

If the underwriters exercise their option to purchase 2,880,000 additional common units in full, the additional net proceeds would be approximately $42.9 million. The net proceeds from any exercise of such option will be paid as a special distribution to Coffeyville Resources. See “The Transactions and Our Structure and Organization” and “Use of Proceeds.”

Cash Distributions	Within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2011, we expect to make cash distributions to unitholders of record on the applicable record date.

The board of directors of our general partner will adopt a policy pursuant to which we will distribute all of the available cash we generate each quarter. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that available cash for each quarter will generally equal our cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, and we do not intend to incur debt to pay quarterly distributions. We expect to finance substantially all of our growth externally, either by debt issuances or additional issuances of equity.

Because our policy will be to distribute all the available cash we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during such quarter. Our quarterly cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in our operating performance and cash flow caused by fluctuations in the price of nitrogen fertilizers and in the amount of forward and prepaid sales we have in any given quarter. Such variations in the amount of our quarterly distributions may be significant. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Based upon our forecast for the twelve months ending March 31, 2012, and assuming the board of directors of our general partner declares distributions in accordance with our cash distribution policy, we expect that our aggregate distributions for the twelve months ending March 31, 2012 will be approximately $140.1 million, or $1.92 per common unit. See “Our Cash Distribution Policy and Restrictions on Distributions — Forecasted Available Cash.” Unanticipated events may occur which could materially adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows, need for reserves and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on our forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition. In addition, the board of directors of our general partner may be required to or elect to eliminate our distributions at any time during periods of reduced prices or demand for our nitrogen fertilizer products, among other reasons. Please see “Risk Factors.”

From time to time we make prepaid sales, whereby we receive cash during one quarter in respect of product to be produced and sold in a future quarter but we do not record revenue in respect of the related product sales until the quarter when product is delivered. All cash on our balance sheet in respect of prepaid sales on the date of the closing of this offering will not be distributed to Coffeyville Resources at the closing of this offering but will be reserved for distribution to holders of common units.

For a calculation of our ability to make distributions to unitholders based on our pro forma results of operations for the year ended December 31, 2010, please read “Our Cash Distribution Policy and Restrictions on Distributions” on page 54. Our pro forma available cash generated during the year ended December 31, 2010 would have been $30.9 million. See “Our Cash Distribution Policy and Restrictions on Distributions — Pro Forma Available Cash.”

Incentive Distribution Rights	None.

Subordination Period	None.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units and rights to buy units for the consideration and on the terms and conditions determined by the board of directors of our general partner without the approval of our unitholders. See “Common Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or our general partner’s directors on an annual or other continuing basis. Our general partner may be removed by a vote of the holders of at least 66 2/3% of the outstanding common units, including any common units owned by our general partner and its affiliates (including Coffeyville Resources, a wholly-owned subsidiary of CVR Energy), voting together as a single class. Upon completion of this offering, our general partner and its affiliates, through Coffeyville Resources, will own an aggregate of approximately 73.7% of our outstanding common units (approximately 69.8% if the underwriters exercise their option to purchase additional common units in full). This will give Coffeyville Resources the ability to prevent removal of our general partner. See “The Partnership Agreement — Voting Rights.”

Call right	If at any time our general partner and its affiliates (including Coffeyville Resources) own more than 80% of the common units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our Partnership Agreement. See “The Partnership Agreement — Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the twelve months ending December 31, 2012, you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be 50% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.92 per common unit, we estimate that your average allocable U.S. federal taxable income per year will be no more than $0.96 per common unit. See “Material U.S. Federal Income Tax Consequences — Tax Consequences of Common Unit Ownership — Ratio of Taxable Income to Distributions.”

Material U.S. Federal Income Tax Consequences	For a discussion of material U.S. federal income tax consequences that may be relevant to prospective unitholders, see “Material U.S. Federal Income Tax Consequences.”

Exchange Listing	Our common units have been approved for listing on the New York Stock Exchange under the symbol “UAN.”

Risk Factors	See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common units.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

Organizational Structure

The following chart provides a simplified overview of our organizational structure after giving effect to the completion of the Transactions, as defined under “The Transactions and Our Structure and Organization” on page 48:

(1)	Assumes the underwriters do not exercise their option to purchase additional common units, which would instead be issued to Coffeyville Resources upon the option’s expiration. If and to the extent the underwriters exercise their option to purchase additional common units, the units purchased pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Coffeyville Resources. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding. If the underwriters’ option is exercised in full, then Coffeyville Resources would own 69.8% of the common units and the public would own 30.2% of the common units.

Summary Historical and Pro Forma Consolidated Financial Information

The summary consolidated financial information presented below under the caption Statement of Operations Data for the years ended December 31, 2010, 2009 and 2008, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2010 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm.

Our consolidated financial statements included elsewhere in this prospectus include certain costs of CVR Energy that were incurred on our behalf. These costs, which are reflected in selling, general and administrative expenses (exclusive of depreciation and amortization) and direct operating expenses (exclusive of depreciation and amortization), are billed to us pursuant to a services agreement entered into in October 2007 that is a related party transaction. For the period of time prior to the services agreement, the consolidated financial statements include an allocation of costs and certain other amounts in order to account for a reasonable share of expenses, so that the accompanying consolidated financial statements reflect substantially all of our costs of doing business. The amounts charged or allocated to us are not necessarily indicative of the costs that we would have incurred had we operated as a stand-alone company for all periods presented.

The summary unaudited pro forma consolidated financial information presented below under the caption Statement of Operations Data for the year ended December 31, 2010 and the summary unaudited pro forma consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2010 have been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The pro forma consolidated statement of operations data for the year ended December 31, 2010 assumes that we were in existence as a separate entity throughout this period and that the Transactions (as defined on page 48) occurred on January 1, 2010 and that the due from affiliate balance was distributed to Coffeyville Resources on January 1, 2010. The pro forma consolidated balance sheet as of December 31, 2010 assumes that the Transactions occurred on December 31, 2010. The pro forma financial data is not comparable to our historical financial data. A more complete explanation of the pro forma data can be found in our unaudited pro forma condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus.

The historical data presented below has been derived from financial statements that have been prepared using accounting principles generally accepted in the United States, or GAAP, and the pro forma data presented below has been derived from the “Unaudited Pro Forma Condensed Consolidated Financial Statements” included elsewhere in this prospectus. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Historical			Pro Forma
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
				(unaudited)
	(dollars in millions, except per unit data and as otherwise indicated)
Statement of Operations Data:
Net sales	$180.5	$208.4	$263.0	$180.5
Cost of product sold — Affiliates(1)	5.8	9.5	11.1	5.8
Cost of product sold — Third Parties(1)	28.5	32.7	21.5	28.5

	34.3	42.2	32.6	34.3
Direct operating expenses — Affiliates(1)(2)	2.3	2.1	0.4	2.3
Direct operating expenses — Third Parties(1)	84.4	82.4	85.7	84.4

	86.7	84.5	86.1	86.7
Selling, general and administrative expenses — Affiliates(1)(2)	16.7	12.3	1.1	16.7
Selling, general and administrative expenses — Third Parties(1)	3.9	1.8	8.4	3.9

	20.6	14.1	9.5	20.6
Depreciation and amortization(3)	18.5	18.7	18.0	18.5

Operating income	$20.4	$48.9	$116.8	$20.4
Other income (expense)(4)	12.9	9.0	2.1	0.4
Interest (expense) and other financing costs	—	—	—	(5.7)
Gain (loss) on derivatives	—	—	—	—

Income before income taxes	$33.3	$57.9	$118.9	$15.1
Income tax expense	—	—	—	—

Net income	$33.3	$57.9	$118.9	$15.1
Pro forma net income per common unit, basic and diluted				$0.21
Pro forma number of common units, basic and diluted				73,000,000
Financial and Other Data:
Cash flows provided by operating activities	75.9	85.5	123.5
Cash flows (used in) investing activities	(9.0)	(13.4)	(23.5)
Cash flows (used in) financing activities	(29.6)	(75.8)	(105.3)
EBITDA(5)	38.7	67.6	134.9	38.7
Capital expenditures for property, plant and equipment	10.1	13.4	23.5
Key Operating Data:
Product pricing (plant gate) (dollars per ton)(6):
Ammonia	$361	$314	$557
UAN	179	198	303
Product production cost (exclusive of depreciation expense) (dollars per ton)(7):
Ammonia	$212.70	$206.92	$246.39
UAN	95.19	94.92	96.78
Pet coke cost (dollars per ton)(8):
Third-party	40	37	39
CVR Energy	11	22	30
Production (thousand tons):
Ammonia (gross produced)(9)	392.7	435.2	359.1
Ammonia (net available for sale)(9)	155.6	156.6	112.5
UAN	578.3	677.7	599.2
On-stream factors(10):
Gasifier	89.0%	97.4%	87.8%
Ammonia	87.7%	96.5%	86.2%
UAN	80.8%	94.1%	83.4%

	Historical			Pro Forma
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
				(unaudited)
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$42.7	$5.4	$9.1	$217.2
Working capital	27.1	135.5	60.4	198.6
Total assets	452.2	551.5	499.9	625.2
Total debt including current portion	—	—	—	125.0
Partners’ capital	402.2	519.9	458.8	451.7

(1)	Amounts shown are exclusive of depreciation and amortization.
(2)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) for the years ended December 31, 2010, 2009 and 2008 include a charge related to CVR Energy’s share-based compensation expense allocated to us by CVR Energy for financial reporting purposes in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 718 Compensation — Stock Compensation, or ASC 718. These charges will continue to be attributed to us following the closing of this offering. We are not responsible for the payment of cash related to any share-based compensation allocated to us by CVR Energy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation.” The charges were:

	Historical			Pro Forma
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
				(unaudited)
	(in millions)
Direct operating expenses (exclusive of depreciation and amortization)	$0.7	$0.2	$(1.6)	$0.7
Selling, general and administrative expenses (exclusive of depreciation and amortization)	8.3	3.0	(9.0)	8.3

Total	$9.0	$3.2	$(10.6)	$9.0

(3)	Depreciation and amortization is comprised of the following components as excluded from direct operating expenses and selling, general and administrative expenses:

	Historical			Pro Forma
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
				(unaudited)
	(in millions)
Depreciation and amortization excluded from direct operating expenses	$18.5	$18.7	$18.0	$18.5
Depreciation and amortization excluded from selling, general and administrative expenses	—	—	—	—

Total depreciation and amortization	$18.5	$18.7	$18.0	$18.5

(4)	Other income (expense) is comprised of the following components included in our consolidated statement of operations:

	Historical			Pro Forma
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
				(unaudited)
	(in millions)
Interest income(a)	$13.1	$9.0	$2.0	$0.6	(b)
Other income (expense)	(0.2)	—	0.1	(0.2)

Other income (expense)	$12.9	$9.0	$2.1	$0.4

(a)	Interest income for the years ended December 31, 2010, 2009 and 2008 is primarily attributable to a due from affiliate balance owed to us by Coffeyville Resources as a result of affiliate loans. The due from affiliate balance was distributed to Coffeyville Resources in December 2010. Accordingly, such amounts are no longer owed to us.

(b)	Reflects interest income earned on average cash balance.

(5)	EBITDA is defined as net income plus interest expense and other financing costs, income tax expense and depreciation and amortization, net of interest income.

We present EBITDA because it is a material component in our calculation of available cash. In addition, EBITDA is a material term utilized in our new credit facility in order to determine our leverage ratio (ratio of debt to EBITDA) and our interest coverage ratio (ratio of EBITDA to interest expense). We are required to maintain specified levels of leverage and interest coverage each quarter, and the leverage ratio also affects the amount of interest we are required to pay. EBITDA is also used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

 A reconciliation of our net income to EBITDA is as follows:

	Historical			Pro Forma
	Year	Year	Year	Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
				(unaudited)
	(in millions)
Net income	$33.3	$57.9	$118.9	$15.1
Add:
Interest expense and other financing costs	—	—	—	5.7
Interest income	(13.1)	(9.0)	(2.0)	(0.6)
Income tax expense	—	—	—	—
Depreciation and amortization	18.5	18.7	18.0	18.5

EBITDA	$38.7	$67.6	$134.9	$38.7

(6)	Plant gate price per ton represents net sales less freight costs and hydrogen revenue (from hydrogen sales to CVR Energy’s refinery) divided by product sales volume in tons in the reporting period. Plant gate price per ton is shown in order to provide a pricing measure that is comparable across the fertilizer industry.

(7)	Product production cost per ton (exclusive of depreciation expense) includes the total amount of operating expenses incurred during the production process (including raw material costs) in dollars per product ton divided by the total number of tons produced. This amount includes the full amount of property taxes and electric charges paid in each period. CVR Partners is currently disputing the amount of property taxes paid in each period. CVR Partners favorably settled an electric rate dispute with the City of Coffeyville during the third quarter of 2010. This dispute unfavorably affected production cost per ton in 2009 and, once settled in the third quarter, favorably affected production cost per ton in 2010. Excluding the amount of property tax which CVR Partners is disputing and the electric rate dispute and settlement, (i) for the year ended December 31, 2010, the product production cost per ton (exclusive of depreciation expense) for ammonia would have been $193.86 and for UAN would have been $87.46, (ii) for the year ended December 31, 2009, the product production cost per ton (exclusive of depreciation expense) for ammonia would have been $181.23 and for UAN would have been $84.37, and (iii) for the year ended December 31, 2008, the product production cost per ton (exclusive of depreciation expense) for ammonia would have been $222.37 and for UAN would have been $86.89. For a discussion of the property tax dispute, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Factors Affecting Comparability — Fertilizer Plant Property Taxes.”

(8)	We use 1.1 tons of pet coke to produce 1.0 ton of ammonia.

(9)	The gross tons produced for ammonia represent the total ammonia produced, including ammonia produced that was upgraded into UAN. The net tons available for sale represent the ammonia available for sale that was not upgraded into UAN.

(10)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period. Excluding the impact of the downtime associated with the Linde air separation unit outage, the rupture of the high-pressure UAN vessel and the major scheduled turnaround, the on-stream factors for the year ended December 31, 2010 would have been 97.6% for gasifier, 96.8% for ammonia and 96.1% for UAN. Excluding the Linde air separation unit outage in 2009, the on-stream factors would have been 99.3% for gasifier, 98.4% for ammonia and 96.1% for UAN for the year ended December 31, 2009. Excluding the turnaround performed in 2008 the on-stream factors would have been 91.7% for gasifier, 90.2% for ammonia and 87.4% for UAN for the year ended December 31, 2008.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common units. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, cash flows or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below.

Risks Related to Our Business

We may not have sufficient available cash to pay any quarterly distribution on our common units. For the year ended December 31, 2010, on a pro forma basis, our annual distribution would have been $0.42 per unit, significantly less than the $1.92 per unit distribution we project that we will be able to pay for the twelve months ending March 31, 2012.

We may not have sufficient available cash each quarter to enable us to pay any distributions to our common unitholders. Furthermore, our partnership agreement does not require us to pay distributions on a quarterly basis or otherwise. For the year ended December 31, 2010, on a pro forma basis, our annual distribution would have been $0.42 per unit, significantly less than the $1.92 per unit distribution we project that we will to be able to pay for the twelve months ending March 31, 2012. Our expected aggregate annual distribution amount for the twelve months ending March 31, 2012 is based on the price assumptions set forth in “Our Cash Distribution Policy and Restrictions on Distributions — Assumptions and Considerations.” If our price assumptions prove to be inaccurate, our actual distribution for the twelve months ending March 31, 2012 will be significantly lower than our forecasted distribution, or we may not be able to pay a distribution at all. The amount of cash we will be able to distribute on our common units principally depends on the amount of cash we generate from our operations, which is directly dependent upon the operating margins we generate, which have been volatile historically. Our operating margins are significantly affected by the market-driven UAN and ammonia prices we are able to charge our customers and our pet coke-based gasification production costs, as well as seasonality, weather conditions, governmental regulation, unscheduled maintenance or downtime at our facilities and global and domestic demand for nitrogen fertilizer products, among other factors. In addition:

•	Our partnership agreement will not provide for any minimum quarterly distribution and our quarterly distributions, if any, will be subject to significant fluctuations directly related to the cash we generate after payment of our fixed and variable expenses due to the nature of our business.

•	The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited fiduciary and contractual duties, which may permit it to favor its own interests or the interests of CVR Energy to the detriment of our common unitholders.

•	The new credit facility that we will enter into upon the closing of this offering, and any credit facility or other debt instruments we enter into in the future, may limit the distributions that we can make. The new credit facility will provide that we can make distributions to holders of our common units, but only if we are in compliance with our leverage ratio and interest coverage ratio covenants on a pro forma basis after giving effect to any distribution, and there is no default or event of default under the facility. In addition, any future credit facility may contain other financial tests and covenants that we must satisfy. Any failure to comply with these tests and covenants could result in the lenders prohibiting distributions by us.

•	The amount of available cash for distribution to our unitholders depends primarily on our cash flow, and not solely on our profitability, which is affected by non-cash items. As a result, we may make distributions during periods when we record losses and may not make distributions during periods when we record net income.

•	The actual amount of available cash will depend on numerous factors, some of which are beyond our control, including UAN and ammonia prices, our operating costs, global and domestic demand for nitrogen fertilizer products, fluctuations in our working capital needs, and the amount of fees and expenses incurred by us.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, see “Our Cash Distribution Policy and Restrictions on Distributions.”

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

Investors who are looking for an investment that will pay regular and predictable quarterly distributions should not invest in our common units. We expect our business performance will be more seasonal and volatile, and our cash flows will be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions will be volatile and are expected to vary quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The amount of our quarterly cash distributions will be directly dependent on the performance of our business, which has been volatile historically as a result of volatile nitrogen fertilizer and natural gas prices, and seasonal and global fluctuations in demand for nitrogen fertilizer products. Because our quarterly distributions will be subject to significant fluctuations directly related to the cash we generate after payment of our fixed and variable expenses, future quarterly distributions paid to our unitholders will vary significantly from quarter to quarter and may be zero. Given the seasonal nature of our business, we expect that our unitholders will have direct exposure to fluctuations in the price of nitrogen fertilizers. In addition, from time to time we make prepaid sales, whereby we receive cash in respect of product to be delivered in a future quarter but do not record revenue in respect of such sales until product is delivered. The cash from prepaid sales increases our operating cash flow in the quarter when the cash is received.

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to make any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we will distribute all of the available cash we generate each quarter to unitholders of record on a pro rata basis. However, the board may change such policy at any time at its discretion and could elect not to make distributions for one or more quarters. Our partnership agreement does not require us to make any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders.

None of the proceeds of this offering will be available to pay distributions.

We will pay a substantial portion of the proceeds from this offering, including all proceeds from the exercise of the underwriters’ over-allotment option, after deducting underwriting discounts and commissions, to our direct parent, Coffeyville Resources. In addition, we intend to use net proceeds from this offering that we retain to fund our planned UAN expansion. Consequently, none of the proceeds from this offering will be available to pay distributions to the public unitholders. See “Use of Proceeds.”

The assumptions underlying the forecast of available cash that we include in “Our Cash Distribution Policy and Restrictions on Distributions — Forecasted Available Cash” are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

Our forecast of available cash set forth in “Our Cash Distribution Policy and Restrictions on Distributions — Forecasted Available Cash” includes our forecast of results of operations and available cash for the twelve months ending March 31, 2012. The forecast has been prepared by the management of CVR Energy on our behalf. Neither our independent registered public accounting firm nor any other independent accountants have examined, compiled or performed any procedures with respect to the forecast, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for the forecast. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties, including those discussed in this section, that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we would not be able to pay the forecasted annual distribution, in which event the market price of the common units may decline materially. Our actual results may differ materially from the forecasted results presented in this prospectus. In addition, based on our historical results of operations, which have been volatile, our annual distribution for the year ended December 31, 2010, on a pro forma basis, would have been significantly less than the distribution we forecast that we will be able to pay for the twelve months ending March 31, 2012. Investors should review the forecast of our results of operations for the twelve months ending March 31, 2012 together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The pro forma available cash information for the year ended December 31, 2010 which we include in this prospectus does not necessarily reflect the actual cash that would have been available.

We have included in this prospectus pro forma available cash information for the year ended December 31, 2010, which indicates the amount of cash that we would have had available for distribution during that period on a pro forma basis. This pro forma information is based on numerous estimates and assumptions. Our financial performance, had the Transactions (as defined on page 48 of this prospectus) and the distribution of the due from affiliate balance of $160.0 million owed to us by Coffeyville Resources occurred at the beginning of such twelve-month period, could have been materially different from the pro forma results. Accordingly, investors should review the unaudited pro forma information, including the related footnotes, together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our actual results may differ, possibly materially, from those presented in the pro forma available cash information.

The nitrogen fertilizer business is, and nitrogen fertilizer prices are, cyclical and highly volatile and have experienced substantial downturns in the past. Cycles in demand and pricing could potentially expose us to significant fluctuations in our operating and financial results, and expose you to substantial volatility in our quarterly cash distributions and material reductions in the trading price of our common units.

We are exposed to fluctuations in nitrogen fertilizer demand in the agricultural industry. These fluctuations historically have had and could in the future have significant effects on prices across all nitrogen fertilizer products and, in turn, our financial condition, cash flows and results of operations, which could result in significant volatility or material reductions in the price of our common units or an inability to make quarterly cash distributions on our common units.

Nitrogen fertilizer products are commodities, the price of which can be highly volatile. The price of nitrogen fertilizer products depend on a number of factors, including general economic conditions, cyclical trends in end-user markets, supply and demand imbalances, and weather conditions, which have a greater relevance because of the seasonal nature of fertilizer application. If seasonal demand exceeds the projections on which we base production, our customers may acquire nitrogen fertilizer products from our competitors, and our profitability will be negatively impacted. If seasonal demand is less than we expect, we will be left with excess inventory that will have to be stored or liquidated.

Demand for nitrogen fertilizer products is dependent on demand for crop nutrients by the global agricultural industry. Nitrogen-based fertilizers are currently in high demand, driven by a growing world population, changes in dietary habits and an expanded use of corn for the production of ethanol. Supply is affected by available capacity and operating rates, raw material costs, government policies and global trade. A decrease in nitrogen fertilizer prices would have a material adverse effect on our business, cash flow and ability to make distributions.

The costs associated with operating our nitrogen fertilizer plant are largely fixed. If nitrogen fertilizer prices fall below a certain level, we may not generate sufficient revenue to operate profitably or cover our costs and our ability to make distributions will be adversely impacted.

Our nitrogen fertilizer plant has largely fixed costs compared to natural gas-based nitrogen fertilizer plants. As a result, downtime, interruptions or low productivity due to reduced demand, adverse weather conditions, equipment failure, a decrease in nitrogen fertilizer prices or other causes can result in significant operating losses. Declines in the price of nitrogen fertilizer products could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Unlike our competitors, whose primary costs are related to the purchase of natural gas and whose costs are therefore largely variable, we have largely fixed costs that are not dependent on the price of natural gas because we use pet coke as the primary feedstock in our nitrogen fertilizer plant.

A decline in natural gas prices could impact our relative competitive position when compared to other nitrogen fertilizer producers.

Most nitrogen fertilizer manufacturers rely on natural gas as their primary feedstock, and the cost of natural gas is a large component of the total production cost for natural gas-based nitrogen fertilizer manufacturers. The dramatic increase in nitrogen fertilizer prices in recent years was not the direct result of an increase in natural gas prices, but rather the result of increased demand for nitrogen-based fertilizers due to historically low stocks of global grains and a surge in the prices of corn and wheat, the primary crops in our region. This increase in demand for nitrogen-based fertilizers has created an environment in which nitrogen fertilizer prices have disconnected from their traditional correlation with natural gas prices. A decrease in natural gas prices would benefit our competitors and could disproportionately impact our operations by making us less competitive with natural gas-based nitrogen fertilizer manufacturers. A decline in natural gas prices could impair our ability to compete with other nitrogen fertilizer producers who utilize natural gas as their primary feedstock, and therefore have a material adverse impact on the trading price of our common units. In addition, if natural gas prices in the United States were to decline to a level that prompts those U.S. producers who have permanently or temporarily closed production facilities to resume fertilizer production, this would likely contribute to a global supply/demand imbalance that could negatively affect nitrogen fertilizer prices and therefore have a material adverse effect on our results of operations, financial condition, cash flows, and ability to make cash distributions.

Any decline in U.S. agricultural production or limitations on the use of nitrogen fertilizer for agricultural purposes could have a material adverse effect on the market for nitrogen fertilizer, and on our results of operations, financial condition and ability to make cash distributions.

Conditions in the U.S. agricultural industry significantly impact our operating results. The U.S. agricultural industry can be affected by a number of factors, including weather patterns and field conditions, current and projected grain inventories and prices, domestic and international demand for U.S. agricultural products and U.S. and foreign policies regarding trade in agricultural products.

State and federal governmental policies, including farm and biofuel subsidies and commodity support programs, as well as the prices of fertilizer products, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of fertilizers for particular agricultural applications. Developments in crop technology, such as nitrogen fixation, the conversion of atmospheric nitrogen into compounds that plants can assimilate, could also reduce the use of chemical fertilizers and adversely affect the demand for nitrogen fertilizer. In addition, from time to time various state legislatures have considered limitations on the use and application of chemical fertilizers due to concerns about the impact of these products on the environment.

A major factor underlying the current high level of demand for our nitrogen-based fertilizer products is the expanding production of ethanol. A decrease in ethanol production, an increase in ethanol imports or a shift away from corn as a principal raw material used to produce ethanol could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A major factor underlying the current high level of demand for our nitrogen-based fertilizer products is the expanding production of ethanol in the United States and the expanded use of corn in ethanol production. Ethanol production in the United States is highly dependent upon a myriad of federal and state legislation and regulations, and is made significantly more competitive by various federal and state incentives. Such incentive programs may not be renewed, or if renewed, they may be renewed on terms significantly less favorable to ethanol producers than current incentive programs. Studies showing that expanded ethanol production may increase the level of greenhouse gases in the environment may reduce political support for ethanol production. The elimination or significant reduction in ethanol incentive programs, such as the 45 cents per gallon ethanol tax credit and the 54 cents per gallon ethanol import tariff, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Further, most ethanol is currently produced from corn and other raw grains, such as milo or sorghum — especially in the Midwest. The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste and energy crops (plants grown for use to make biofuels or directly exploited for their energy content). This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas that are unable to grow corn. Although current technology is not sufficiently efficient to be competitive, new conversion technologies may be developed in the future. If an efficient method of producing ethanol from cellulose-based biomass is developed, the demand for corn may decrease significantly, which could reduce demand for our nitrogen fertilizer products and have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Nitrogen fertilizer products are global commodities, and we face intense competition from other nitrogen fertilizer producers.

Our business is subject to intense price competition from both U.S. and foreign sources, including competitors operating in the Persian Gulf, the Asia-Pacific region, the Caribbean, Russia and the Ukraine. Fertilizers are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. Furthermore, in recent years the price of nitrogen fertilizer in the United States has been substantially driven by pricing in the global fertilizer market. We compete with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. Some competitors have greater total resources and are less dependent on earnings from fertilizer sales, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. Competitors utilizing different corporate structures may be better able to withstand lower cash flows than we can as a limited partnership. Our competitive position could suffer to the extent we are not able to expand our own resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships. An inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability, and our ability to make cash distributions.

Adverse weather conditions during peak fertilizer application periods may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions, because our agricultural customers are geographically concentrated.

Our sales of nitrogen fertilizer products to agricultural customers are concentrated in the Great Plains and Midwest states and are seasonal in nature. For example, we generate greater net sales and operating income in the first half of the year, which we refer to as the planting season, compared to the second half of the year. Accordingly, an adverse weather pattern affecting agriculture in these regions or during the planting season could have a negative effect on fertilizer demand, which could, in turn, result in a material decline in our net sales and margins and otherwise have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Our quarterly results may vary significantly from one year to the next due largely to weather-related shifts in planting schedules and purchase patterns. In addition, given the seasonal nature of our business, we expect that our distributions will be volatile and will vary quarterly and annually.

Our business is seasonal, which may result in our carrying significant amounts of inventory and seasonal variations in working capital. Our inability to predict future seasonal nitrogen fertilizer demand accurately may result in excess inventory or product shortages.

Our business is seasonal. Farmers tend to apply nitrogen fertilizer during two short application periods, one in the spring and the other in the fall. The strongest demand for our products typically occurs during the planting season. In contrast, we and other nitrogen fertilizer producers generally produce our products throughout the year. As a result, we and our customers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. The seasonality of nitrogen fertilizer demand results in our sales volumes and net sales being highest during the North American spring season and our working capital requirements typically being highest just prior to the start of the spring season.

If seasonal demand exceeds our projections, we will not have enough product and our customers may acquire products from our competitors, which would negatively impact our profitability. If seasonal demand is less than we expect, we will be left with excess inventory and higher working capital and liquidity requirements.

The degree of seasonality of our business can change significantly from year to year due to conditions in the agricultural industry and other factors. As a consequence of our seasonality, we expect that our distributions will be volatile and will vary quarterly and annually.

Our operations are dependent on third-party suppliers, including Linde, which owns an air separation plant that provides oxygen, nitrogen and compressed dry air to our gasifiers, and the City of Coffeyville, which supplies us with electricity. A deterioration in the financial condition of a third-party supplier, a mechanical problem with the air separation plant, or the inability of a third-party supplier to perform in accordance with its contractual obligations could have a material adverse effect on our results of operations, financial condition and our ability to make cash distributions.

Our operations depend in large part on the performance of third-party suppliers, including Linde for the supply of oxygen, nitrogen and compressed dry air, and the City of Coffeyville for the supply of electricity. With respect to Linde, our operations could be adversely affected if there were a deterioration in Linde’s financial condition such that the operation of the air separation plant located adjacent to our nitrogen fertilizer plant was disrupted. Additionally, this air separation plant in the past has experienced numerous short-term interruptions, causing interruptions in our gasifier operations. With respect to electricity, we recently settled litigation with the City of Coffeyville regarding the price they sought to charge us for electricity and entered into an amended and restated electric services agreement which gives us an option to extend the term of such agreement through June 30, 2024. Should Linde, the City of Coffeyville or any of our other third-party suppliers fail to perform in accordance with existing contractual arrangements, our operation could be forced to halt. Alternative sources of supply could be difficult to obtain. Any shutdown of our operations, even for a limited period, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our results of operations, financial condition and ability to make cash distributions may be adversely affected by the supply and price levels of pet coke. Failure by CVR Energy to continue to supply us with pet coke (to the extent third-party pet coke is unavailable or available only at higher prices), or CVR Energy’s imposition of an obligation to provide it with security for our payment obligations, could negatively impact our results of operations.

Our profitability is directly affected by the price and availability of pet coke obtained from CVR Energy’s crude oil refinery pursuant to a long-term agreement and pet coke purchased from third parties, both of which vary based on market prices. Pet coke is a key raw material used by us in the manufacture of nitrogen fertilizer products. If pet coke costs increase, we may not be able to increase our prices to recover these increased costs, because market prices for our nitrogen fertilizer products are not correlated with pet coke prices.

Based on our current output, we obtain most (over 70% on average during the last five years) of the pet coke we need from CVR Energy’s adjacent crude oil refinery, and procure the remainder on the open market. The price that we pay CVR Energy for pet coke is based on the lesser of a pet coke price derived from the price we receive for UAN (subject to a UAN-based price ceiling and floor) and a pet coke index price. In most cases, the price we pay CVR Energy will be lower than the price which we would otherwise pay to third parties. Pet coke prices could significantly increase in the future. Should CVR Energy fail to perform in accordance with our existing agreement, we would need to purchase pet coke from third parties on the open market, which could negatively impact our results of operations to the extent third-party pet coke is unavailable or available only at higher prices. For the year ended December 31, 2010, if we had been forced to obtain 100% of our pet coke supply from third parties, our pet coke expense would have increased by approximately $10.0 million.

We may not be able to maintain an adequate supply of pet coke. In addition, we could experience production delays or cost increases if alternative sources of supply prove to be more expensive or difficult to obtain. We currently purchase 100% of the pet coke CVR Energy produces. Accordingly, if we increase our production, we will be more dependent on pet coke purchases from third-party suppliers at open market prices. There is no assurance that we would be able to purchase pet coke on comparable terms from third parties or at all.

Under our pet coke agreement with CVR Energy, we may become obligated to provide security for our payment obligations if, in CVR Energy’s sole judgment, there is a material adverse change in our financial condition or liquidity position or in our ability to pay for our pet coke purchases. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Coke Supply Agreement.”

We rely on third-party providers of transportation services and equipment, which subjects us to risks and uncertainties beyond our control that may have a material adverse effect on our results of operations, financial condition and ability to make distributions.

We rely on railroad and trucking companies to ship finished products to our customers. We also lease railcars from railcar owners in order to ship our finished products. These transportation operations, equipment and services are subject to various hazards, including extreme weather conditions, work stoppages, delays, spills, derailments and other accidents and other operating hazards.

These transportation operations, equipment and services are also subject to environmental, safety and other regulatory oversight. Due to concerns related to terrorism or accidents, local, state and federal governments could implement new regulations affecting the transportation of our finished products. In addition, new regulations could be implemented affecting the equipment used to ship our finished products.

Any delay in our ability to ship our finished products as a result of these transportation companies’ failure to operate properly, the implementation of new and more stringent regulatory requirements affecting transportation operations or equipment, or significant increases in the cost of these services or equipment could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility faces operating hazards and interruptions, including unscheduled maintenance or downtime. We could face potentially significant costs to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in our industry may cease to do so, may change the coverage provided or may substantially increase premiums in the future.

Our operations, located at a single location, are subject to significant operating hazards and interruptions. Any significant curtailing of production at our nitrogen fertilizer plant or individual units within our plant could result in materially lower levels of revenues and cash flow for the duration of any shutdown and materially adversely impact our ability to make cash distributions. Operations at our nitrogen fertilizer plant could be curtailed or partially or completely shut down, temporarily or permanently, as the result of a number of circumstances, most of which are not within our control, such as:

•	unscheduled maintenance or catastrophic events such as a major accident or fire, damage by severe weather, flooding or other natural disaster;

•	labor difficulties that result in a work stoppage or slowdown;

•	environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at our nitrogen fertilizer plant;

•	increasingly stringent environmental regulations;

•	a disruption in the supply of pet coke to our nitrogen fertilizer plant; and

•	a governmental ban or other limitation on the use of nitrogen fertilizer products, either generally or specifically those manufactured at our plant.

The magnitude of the effect on us of any shutdown will depend on the length of the shutdown and the extent of the plant operations affected by the shutdown. Our plant requires a scheduled maintenance turnaround every two years, which generally lasts up to three weeks and may have a material impact on our cash flows and ability to make cash distributions in the quarter or quarters in which it occurs. A major accident, fire, flood, or other event could damage our facility or the environment and the surrounding community or result in injuries or loss of life. For example, the flood that occurred during the weekend of June 30, 2007 shut down our facility for approximately two weeks and required significant expenditures to repair damaged equipment, and our UAN plant was out of service for approximately six weeks after the rupture of a high pressure vessel in September 2010, which had a significant impact on our revenues and cash flows for the fourth quarter of 2010. Moreover, our facility is located adjacent to CVR Energy’s refining operations and a major accident or disaster at CVR Energy’s operations could adversely affect our operations. Scheduled and unscheduled maintenance could reduce our net income, cash flow and ability to make cash distributions during the period of time that any of our units is not operating. Any unscheduled future downtime could have a material adverse effect on our ability to make cash distributions to our unitholders.

If we experience significant property damage, business interruption, environmental claims or other liabilities, our business could be materially adversely affected to the extent the damages or claims exceed the amount of valid and collectible insurance available to us. We are currently insured under CVR Energy’s casualty, environmental, property and business interruption insurance policies. The property and business interruption insurance policies have a $1.0 billion limit, with a $2.5 million deductible for physical damage and a 45-day waiting period before losses resulting from business interruptions are recoverable. The policies also contain exclusions and conditions that could have a materially adverse impact on our ability to receive indemnification thereunder, as well as customary sub-limits for particular types of losses. For example, the current property policy contains a specific sub-limit of $150.0 million for damage caused by flooding. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions of fewer than 45 days.

We will continue to be covered under CVR Energy’s insurance policies following this offering. CVR Energy’s casualty insurance policy, which includes our environmental insurance coverage for sudden and accidental pollution events, expires on July 1, 2011, and its current property and business interruption insurance policies expire on November 1, 2011. We do not know whether we will be able to continue to be covered under CVR Energy’s insurance policies when these policies come up for renewal in 2011 or whether we will need to obtain separate insurance policies, or the terms or cost of insurance that CVR Energy or we will be able to obtain at such time. Market factors, including but not limited to catastrophic perils that impact our industry, significant changes in the investment returns of insurance companies, insurance company solvency trends and industry loss ratios and loss trends, can negatively impact the future cost and availability of insurance. There can be no assurance that CVR Energy or we will be able to buy and maintain insurance with adequate limits, reasonable pricing terms and conditions.

Our results of operations are highly dependent upon and fluctuate based upon business and economic conditions and governmental policies affecting the agricultural industry. These factors are outside of our control and may significantly affect our profitability.

Our results of operations are highly dependent upon business and economic conditions and governmental policies affecting the agricultural industry, which we cannot control. The agricultural products business can be affected by a number of factors. The most important of these factors, for U.S. markets, are:

•	weather patterns and field conditions (particularly during periods of traditionally high nitrogen fertilizer consumption);

•	quantities of nitrogen fertilizers imported to and exported from North America;

•	current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets; and

•	U.S. governmental policies, including farm and biofuel policies, which may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions, which are also outside of our control, may also significantly influence our operating results. The international market for nitrogen fertilizers is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing nitrogen fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries and other regulatory policies of foreign governments, as well as the laws and policies of the United States affecting foreign trade and investment.

Ammonia can be very volatile and extremely hazardous. Any liability for accidents involving ammonia that cause severe damage to property or injury to the environment and human health could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, the costs of transporting ammonia could increase significantly in the future.

We manufacture, process, store, handle, distribute and transport ammonia, which can be very volatile and extremely hazardous. Major accidents or releases involving ammonia could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits, fines, penalties and regulatory enforcement proceedings, all of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our ability to produce or distribute our products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure our assets, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. We periodically experience minor releases of ammonia related to leaks from our equipment. We experienced more significant ammonia releases in August 2007 due to the failure of a high-pressure pump and in August and September 2010 due to a heat exchanger leak and a UAN vessel rupture. Similar events may occur in the future.

In addition, we may incur significant losses or costs relating to the operation of our railcars used for the purpose of carrying various products, including ammonia. Due to the dangerous and potentially toxic nature of the cargo, in particular ammonia, on board railcars, a railcar accident may result in fires, explosions and pollution. These circumstances may result in sudden, severe damage or injury to property, the environment and human health. In the event of pollution, we may be held responsible even if we are not at fault and we complied with the laws and regulations in effect at the time of the accident. Litigation arising from accidents involving ammonia may result in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Given the risks inherent in transporting ammonia, the costs of transporting ammonia could increase significantly in the future. Ammonia is most typically transported by railcar. A number of initiatives are underway in the railroad and chemical industries that may result in changes to railcar design in order to minimize railway accidents involving hazardous materials. If any such design changes are implemented, or if accidents involving hazardous freight increase the insurance and other costs of railcars, our freight costs could significantly increase.

Environmental laws and regulations could require us to make substantial capital expenditures to remain in compliance or to remediate current or future contamination that could give rise to material liabilities.

Our operations are subject to a variety of federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous waste and materials. Violations of these laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations or facility shutdowns.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. These expenditures or costs for environmental compliance could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility operates under a number of federal and state permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. Our facility is also required to comply with prescriptive limits and meet performance standards specific to chemical facilities as well as to general manufacturing facilities. All of these permits, licenses, approvals and standards require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit, license, approval or standard. Incomplete documentation of compliance status may result in the imposition of fines, penalties and injunctive relief. Additionally, due to the nature of our manufacturing processes, there may be times when we are unable to meet the standards and terms and conditions of these permits and licenses due to operational upsets or malfunctions, which may lead to the imposition of fines and penalties or operating restrictions that may have a material adverse effect on our ability to operate our facilities and accordingly our financial performance.

Our business is subject to accidental spills, discharges or other releases of hazardous substances into the environment. Past or future spills related to our nitrogen fertilizer plant or transportation of products or hazardous substances from our facility may give rise to liability (including strict liability, or liability without fault, and potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, for past or future spills without regard to fault or whether our actions were in compliance with the law at the time of the spills. Pursuant to CERCLA and similar state statutes, we could be held liable for contamination associated with the facility we currently own and operate, facilities we formerly owned or operated (if any) and facilities to which we transported or arranged for the transportation of wastes or byproducts containing hazardous substances for treatment, storage, or disposal. The potential penalties and cleanup costs for past or future releases or spills, liability to third parties for damage to their property or exposure to hazardous substances, or the need to address newly discovered information or conditions that may require response actions could be significant and could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, we may incur liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our facility. We may also face liability for personal injury, property damage, natural resource damage or for cleanup costs for the alleged migration of contamination or other hazardous substances from our facility to adjacent and other nearby properties.

We may incur future costs relating to the off-site disposal of hazardous wastes. Companies that dispose of, or arrange for the transportation or disposal of, hazardous substances at off-site locations may be held jointly and severally liable for the costs of investigation and remediation of contamination at those off-site locations, regardless of fault. We could become involved in litigation or other proceedings involving off-site waste disposal and the damages or costs in any such proceedings could be material.

We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

We hold numerous environmental and other governmental permits and approvals authorizing operations at our nitrogen fertilizer facility. Expansion of our operations is also predicated upon securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations and on our business, financial condition, results of operations and ability to make cash distributions.

Environmental laws and regulations on fertilizer end-use and application and numeric nutrient water quality criteria could have a material adverse impact on fertilizer demand in the future.

Future environmental laws and regulations on the end-use and application of fertilizers could cause changes in demand for our products. In addition, future environmental laws and regulations, or new interpretations of existing laws or regulations, could limit our ability to market and sell our products to end users. From time to time, various state legislatures have proposed bans or other limitations on fertilizer products. In addition, a number of states have adopted or proposed numeric nutrient water quality criteria that could result in decreased demand for our fertilizer products in those states. Similarly, a new final Environmental Protection Agency, or EPA, rule establishing numeric nutrient criteria for certain Florida water bodies may require farmers to implement best management practices, including the reduction of fertilizer use, to reduce the impact of fertilizer on water quality. Any such laws, regulations or interpretations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Climate change laws and regulations could have a material adverse effect on our results of operations, financial condition, and ability to make cash distributions.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including CO2, methane and nitrous oxides) are in various phases of discussion or implementation. At the federal legislative level, Congress could adopt some form of federal mandatory greenhouse gas emission reduction laws, although the specific requirements and timing of any such laws are uncertain at this time. In June 2009, the U.S. House of Representatives passed a bill that would create a nationwide cap-and-trade program designed to regulate emissions of CO2, methane and other greenhouse gases. A similar bill was introduced in the U.S. Senate, but was not voted upon. Congressional passage of such legislation does not appear likely at this time, though it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In the absence of congressional legislation curbing greenhouse gas emissions, the EPA is moving ahead administratively under its federal Clean Air Act authority. In October 2009, the EPA finalized a rule requiring certain large emitters of greenhouse gases to inventory and report their greenhouse gas emissions to the EPA. In accordance with the rule, we have begun monitoring our greenhouse gas emissions from our nitrogen fertilizer plant and will report the emissions to the EPA beginning in 2011. On December 7, 2009, the EPA finalized its “endangerment finding” that greenhouse gas emissions, including CO2, pose a threat to human health and welfare. The finding allows the EPA to regulate greenhouse gas emissions as air pollutants under the federal Clean Air Act. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which establishes new greenhouse gas emissions thresholds that determine when stationary sources, such as our nitrogen fertilizer plant, must obtain permits under the Prevention of Significant Deterioration, or PSD, and Title V programs of the federal Clean Air Act. The significance of the permitting requirement is that, in cases where a new source is constructed or an existing source undergoes a major modification, the facility would need to evaluate and install best available control technology, or BACT, for its greenhouse gas emissions. Phase-in permit requirements will begin for the largest stationary sources in 2011. We do not currently anticipate that our UAN expansion project will result in a significant increase in greenhouse gas emissions triggering the need to install BACT. However, beginning in July 2011, a major modification resulting in a significant expansion of production at our nitrogen fertilizer plant resulting in a significant increase in greenhouse gas emissions may require us to install BACT for our greenhouse gas emissions. The EPA’s endangerment finding, the Greenhouse Gas Tailoring Rule and certain other greenhouse gas emission rules have been challenged and will likely be subject to extensive litigation. In addition, a number of Congressional bills to overturn the endangerment finding and bar the EPA from regulating greenhouse gas emissions, or at least to defer such action by the EPA under the federal Clean Air Act, have been proposed in the past, although President Obama has announced his intention to veto any such bills if passed.

In addition to federal regulations, a number of states have adopted regional greenhouse gas initiatives to reduce CO2 and other greenhouse gas emissions. In 2007, a group of Midwest states, including Kansas (where our nitrogen fertilizer facility is located), formed the Midwestern Greenhouse Gas Reduction Accord, which calls for the development of a cap-and-trade system to control greenhouse gas emissions and for the inventory of such emissions. However, the individual states that have signed on to the accord must adopt laws or regulations implementing the trading scheme before it becomes effective, and the timing and specific requirements of any such laws or regulations in Kansas are uncertain at this time.

The implementation of EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any greenhouse gas emissions program. Increased costs associated with compliance with any future legislation or regulation of greenhouse gas emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

New regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities could result in higher operating costs.

The costs of complying with regulations relating to the transportation of hazardous chemicals and security associated with our nitrogen fertilizer facility may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Targets such as chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. The chemical industry has responded to the issues that arose in response to the terrorist attacks on September 11, 2001 by starting new initiatives relating to the security of chemical industry facilities and the transportation of hazardous chemicals in the United States. Future terrorist attacks could lead to even stronger, more costly initiatives. Simultaneously, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals. Our business could be materially adversely affected by the cost of complying with new regulations.

Our plans to address our CO2production may not be successful.

We have signed an agreement to sell all of the high purity CO2 produced by our nitrogen fertilizer plant (currently approximately 850,000 tons per year) to an oil and gas exploration and production company for purposes of enhanced oil recovery. We cannot guarantee that this proposed CO2 capture and storage system will be constructed successfully or at all or, if constructed, that it will provide an economic benefit and will not result in economic losses or additional costs that may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Due to our lack of asset diversification, adverse developments in the nitrogen fertilizer industry could adversely affect our results of operations and our ability to make distributions to our unitholders.

We rely exclusively on the revenues generated from our nitrogen fertilizer business. An adverse development in the nitrogen fertilizer industry would have a significantly greater impact on our operations and cash available for distribution to holders of common units than it will on other companies with a more diverse asset and product base. The largest publicly traded companies with which we compete sell a more varied range of fertilizer products.

Our business depends on significant customers, and the loss of one or several significant customers may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our business has a high concentration of customers. In the aggregate, our top five ammonia customers represented 44.2%, 43.9%, and 54.7%, respectively, of our ammonia sales, and our top five UAN customers represented 43.3%, 44.2%, and 37.2%, respectively, of our UAN sales, for the years ended December 31, 2010, 2009 and 2008. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers. The loss of one or several of these significant customers, or a significant reduction in purchase volume by any of them, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

There is no assurance that the transportation costs of our competitors will not decline.

Our nitrogen fertilizer plant is located within the U.S. farm belt, where the majority of the end users of our nitrogen fertilizers grow their crops. Many of our competitors produce fertilizer outside this region and incur greater costs in transporting their products over longer distances via rail, ships and pipelines. There can be no assurance that our competitors’ transportation costs will not decline or that additional pipelines will not be built, lowering the price at which our competitors can sell their products, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We are subject to strict laws and regulations regarding employee and process safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility is subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring and control of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions if we are subjected to significant fines or compliance costs.

Instability and volatility in the global capital and credit markets could negatively impact our business, financial condition, results of operations and cash flows.

The global capital and credit markets have experienced extreme volatility and disruption over the past two years. Our results of operations, financial condition and ability to make cash distributions could be negatively impacted by difficult conditions and extreme volatility in the capital, credit and commodities markets and in the global economy. These factors, combined with declining business and consumer confidence and increased unemployment, precipitated an economic recession in the United States and globally during 2009 and 2010. The difficult conditions in these markets and the overall economy affect us in a number of ways. For example:

•	Although we believe we will have sufficient liquidity under our new credit facility to run our business, under extreme market conditions there can be no assurance that such funds would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

•	Market volatility could exert downward pressure on the price of our common units, which may make it more difficult for us to raise additional capital and thereby limit our ability to grow.

•	Market conditions could result in our significant customers experiencing financial difficulties. We are exposed to the credit risk of our customers, and their failure to meet their financial obligations when due because of bankruptcy, lack of liquidity, operational failure or other reasons could result in decreased sales and earnings for us.

Our acquisition and expansion strategy involves significant risks.

One of our business strategies is to pursue acquisitions and expansion projects (including expanding our UAN capacity). However, acquisitions and expansions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, the potential unavailability of financial resources necessary to consummate acquisitions and expansions, difficulties in identifying suitable acquisition targets and expansion projects or in completing any transactions identified on sufficiently favorable terms; and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions and expansions. In addition, any future acquisitions and expansions may entail significant transaction costs, tax consequences and risks associated with entry into new markets and lines of business.

We intend to move forward with an expansion of our nitrogen fertilizer plant, which will allow us the flexibility to upgrade all of our ammonia production to UAN. This expansion is premised in large part on the historically higher margin that we have received for UAN compared to ammonia. If the premium that UAN currently earns over ammonia decreases, this expansion project may not yield the economic benefits and accretive effects that we currently anticipate.

In addition to the risks involved in identifying and completing acquisitions described above, even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as:

•	unforeseen difficulties in the acquired operations and disruption of the ongoing operations of our business;

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	strain on the operational and managerial controls and procedures of our business, and the need to modify systems or to add management resources;

•	difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

•	assumption of unknown material liabilities or regulatory non-compliance issues;

•	amortization of acquired assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results; and

•	diversion of management’s attention from the ongoing operations of our business.

In addition, in connection with any potential acquisition or expansion project, we will need to consider whether the business we intend to acquire or expansion project we intend to pursue (including the project relating to CO2 sequestration or sale) could affect our tax treatment as a partnership for U.S. federal income tax purposes. If we are otherwise unable to conclude that the activities of the business being acquired or the expansion project would not affect our treatment as a partnership for U.S. federal income tax purposes, we could seek a ruling from the Internal Revenue Service, or IRS. Seeking such a ruling could be costly or, in the case of competitive acquisitions, place us in a competitive disadvantage compared to other potential acquirers who do not seek such a ruling. If we are unable to conclude that an activity would not affect our treatment as a partnership for U.S. federal income tax purposes, we could choose to acquire such business or develop such expansion project in a corporate subsidiary, which would subject the income related to such activity to entity-level taxation. See “— Tax Risks — Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for U.S. federal income tax purposes or if we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced” and “Material U.S. Federal Income Tax Consequences — Partnership Status.”

Failure to manage acquisition and expansion growth risks could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. There can be no assurance that we will be able to consummate any acquisitions or expansions, successfully integrate acquired entities, or generate positive cash flow at any acquired company or expansion project.

We rely primarily on the executive officers of CVR Energy to manage most aspects of our business and affairs pursuant to a services agreement, which CVR Energy can terminate at any time following the one year anniversary of this offering.

Our future performance depends to a significant degree upon the continued contributions of CVR Energy’s senior management team. We have entered into a services agreement with our general partner and CVR Energy whereby CVR Energy has agreed to provide us with the services of its senior management team as well as accounting, business operations, legal, finance and other key back-office and mid-office personnel. Following the one year anniversary of this offering, CVR Energy can terminate this agreement at any time, subject to a 180-day notice period. The loss or unavailability to us of any member of CVR Energy’s senior management team could negatively affect our ability to operate our business and pursue our business strategies. We do not have employment agreements with any of CVR Energy’s officers and we do not maintain any key person insurance. We can provide no assurance that CVR Energy will continue to provide us the officers that are necessary for the conduct of our business nor that such provision will be on terms that are acceptable. If CVR Energy elected to terminate the agreement on 180 days’ notice following the one year anniversary of this offering, we might not be able to find qualified individuals to serve as our executive officers within such 180-day period.

In addition, pursuant to the services agreement we are responsible for a portion of the compensation expense of such executive officers according to the percentage of time such executive officers spent working for us. However, the compensation of such executive officers is set by CVR Energy, and we have no control over the amount paid to such officers. The services agreement does not contain any cap on the amounts we may be required to pay CVR Energy pursuant to this agreement.

A shortage of skilled labor, together with rising labor costs, could adversely affect our results of operations and cash available for distribution to our unitholders.

Efficient production of nitrogen fertilizer using modern techniques and equipment requires skilled employees. Our nitrogen fertilizer facility relies on gasification technology that requires special expertise to operate efficiently and effectively. To the extent that the services of our key technical personnel become unavailable to us for any reason, we would be required to hire other personnel. We may not be able to locate or employ such qualified personnel on acceptable terms or at all. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. If we are unable to find qualified employees, or if the cost to find qualified employees increases materially, our results of operations and cash available for distribution to our unitholders could be adversely affected.

If licensed technology were no longer available, our business may be adversely affected.

We have licensed, and may in the future license, a combination of patent, trade secret and other intellectual property rights of third parties for use in our business. In particular, the gasification process we use to convert pet coke to high purity hydrogen for subsequent conversion to ammonia is licensed from General Electric. The license, which is fully paid, grants us perpetual rights to use the pet coke gasification process on specified terms and conditions and is integral to the operations of our facility. If this, or any other license agreements on which our operations rely were to be terminated, licenses to alternative technology may not be available, or may only be available on terms that are not commercially reasonable or acceptable. In addition, any substitution of new technology for currently-licensed technology may require substantial changes to manufacturing processes or equipment and may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We may face third-party claims of intellectual property infringement, which if successful could result in significant costs for our business.

There are currently no claims pending against us relating to the infringement of any third-party intellectual property rights. However, in the future we may face claims of infringement that could interfere with our ability to use technology that is material to our business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In the event a claim of infringement against us is successful, we may be required to pay royalties or license fees for past or continued use of the infringing technology, or we may be prohibited from using the infringing technology altogether. If we are prohibited from using any technology as a result of such a claim, we may not be able to obtain licenses to alternative technology adequate to substitute for the technology we can no longer use, or licenses for such alternative technology may only be available on terms that are not commercially reasonable or acceptable to us. In addition, any substitution of new technology for currently licensed technology may require us to make substantial changes to our manufacturing processes or equipment or to our products, and could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our new credit facility will contain significant limitations on our business operations, including our ability to make distributions and other payments. The termination or non-renewal of, or breaches by CVR Energy of its covenants under, the intercompany agreements could trigger an event of default under our new credit facility.

Upon the closing of this offering, we will enter into a new credit facility. We anticipate that as of December 31, 2010, on a pro forma basis after giving effect to this offering and the use of the estimated proceeds hereof and the establishment of our new credit facility, we would have had $125.0 million of term loan debt outstanding and incremental borrowing capacity of approximately $25.0 million under the revolving credit facility. We and our subsidiary may be able to incur significant additional indebtedness in the future. Our ability to make distributions to holders of our common units and our ability to borrow under this new credit facility to fund distributions (if we elected to do so) will be subject to covenant restrictions under the agreement governing this new credit facility. The new credit facility will provide that we can make distributions to holders of our common units, but only if we are in compliance with our leverage ratio and interest coverage ratio covenants on a pro forma basis after giving effect to any distribution and there is no default or event of default under the facility. If we were unable to comply with any such covenant restrictions in any quarter, our ability to make distributions to unitholders would be curtailed. The termination or non-renewal of, or violation by CVR Energy of its covenants in, any of the intercompany agreements between us and CVR Energy that has a material adverse effect on us would trigger an event of default under our new credit facility.

In addition, we will be subject to covenants contained in our new credit facility and any agreement governing other future indebtedness. These covenants will, subject to significant exceptions, limit our ability and the ability of certain of our subsidiaries to, among other things: incur, assume or permit to exist additional indebtedness, guarantees and other contingent obligations, incur liens, make negative pledges, pay dividends or make other distributions, make payments to our subsidiary, make certain loans and investments, consolidate, merge or sell all or substantially all of our assets, enter into sale-leaseback transactions, and enter into transactions with affiliates. Any failure to comply with these covenants could result in a default under our new credit facility. Upon a default, unless waived, the lenders under our new credit facility would have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, cause their loans to become due and payable in full, institute foreclosure proceedings against our or our subsidiary’s assets, and force us and our subsidiary into bankruptcy or liquidation.

Borrowings under our new credit facility will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow and ability to make cash distributions.

Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets, properties and systems software, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors.

If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection.

We are a holding company and depend upon our subsidiary for our cash flow.

We are a holding company. All of our operations are conducted and all of our assets are owned by Coffeyville Resources Nitrogen Fertilizers, LLC, or CRNF, our wholly-owned subsidiary and our sole direct or indirect subsidiary. Consequently, our cash flow and our ability to meet our obligations or to make cash distributions in the future will depend upon the cash flow of our subsidiary and the payment of funds by our subsidiary to us in the form of dividends or otherwise. The ability of our subsidiary to make any payments to us will depend on its earnings, the terms of its indebtedness, including the terms of any credit facilities, and legal restrictions. In particular, future credit facilities incurred at our subsidiary may impose significant limitations on the ability of our subsidiary to make distributions to us and consequently our ability to make distributions to our unitholders. See also “— We may not have sufficient available cash to pay any quarterly distribution on our common units. For the year ended December 31, 2010, on a pro forma basis, our annual distribution would have been $0.42 per unit, significantly less than the $1.92 per unit distribution we project that we will be able to pay for the twelve months ending March 31, 2012.”

We have never operated as a stand-alone company.

Because we have never operated as a stand-alone company, it is difficult for you to evaluate our business and results of operations to date and to assess our future prospects and viability. Our nitrogen fertilizer facility commenced operations in 2000 and was operated as one of eight fertilizer facilities within Farmland until March 2004. Since March 2004, we have been operated as part of a larger company together with a petroleum refining company. The financial information reflecting our business contained in this prospectus, including our historical financial information as well as the pro forma financial information included herein, do not necessarily reflect what our operating performance would have been had we been a stand-alone company during the periods presented.

We will incur increased costs as a result of being a publicly traded partnership.

As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act of 2010, as well as rules implemented by the SEC and the New York Stock Exchange, require, or will require, publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay our expenses, including the costs of being a public company and other operating expenses. As a result, the amount of cash we have available for distribution to our unitholders will be affected by our expenses, including the costs associated with being a publicly traded partnership. We estimate that we will incur approximately $3.5 million of estimated incremental costs per year, some of which will be direct charges associated with being a publicly traded partnership, and some of which will be allocated to us by CVR Energy; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We expect these requirements will increase our legal and financial compliance costs and make compliance activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. In addition, we will incur additional costs associated with our publicly traded company reporting requirements.

As a publicly traded partnership we qualify for, and are relying on, certain exemptions from the New York Stock Exchange’s corporate governance requirements.

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the New York Stock Exchange’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, our general partner’s board of directors will not be comprised of a majority of independent directors, our general partner’s compensation committee may not be comprised entirely of independent directors and our general partner’s board of directors does not currently intend to establish a nominating/corporate governance committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange. See “Management.”

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and under current rules will be required to comply with Section 404 in our annual report for the year ended December 31, 2012. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board, or PCAOB, rules and regulations that remain unremediated. Although we produce our financial statements in accordance with GAAP, our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. As a publicly traded partnership, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our internal controls over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common units. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our common units may be adversely affected.

Our relationship with CVR Energy and its financial condition subjects us to potential risks that are beyond our control.

Due to our relationship with CVR Energy, adverse developments or announcements concerning CVR Energy could materially adversely affect our financial condition, even if we have not suffered any similar development. The ratings assigned to CVR Energy’s senior secured indebtedness are below investment grade. Downgrades of the credit ratings of CVR Energy could increase our cost of capital and collateral requirements, and could impede our access to the capital markets.

The credit and business risk profiles of CVR Energy may be factors considered in credit evaluations of us. This is because we rely on CVR Energy for various services, including management services and the supply of pet coke. Another factor that may be considered is the financial condition of CVR Energy, including the degree of its financial leverage and its dependence on cash flow from us to service its indebtedness. The credit and risk profile of CVR Energy could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital.

If we were to seek a credit rating in the future, our credit rating may be adversely affected by the leverage of CVR Energy, as credit rating agencies may consider the leverage and credit profile of CVR Energy and its affiliates because of their ownership interest in and joint control of us and the strong operational links between CVR Energy’s refining business and us. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and make cash distributions to unitholders.

Risks Related to an Investment in Us

The board of directors of our general partner will adopt a policy to distribute all of the available cash we generate each quarter, which could limit our ability to grow and make acquisitions.

The board of directors of our general partner will adopt a policy to distribute all of the available cash we generate each quarter to our unitholders, beginning with the quarter ending June 30, 2011. As a result, our general partner will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because the board of directors of our general partner will adopt a policy to distribute all of the available cash we generate each quarter, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units will decrease the amount we distribute on each outstanding unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, would reduce the available cash that we have to distribute to our unitholders.

Our general partner, an indirect wholly-owned subsidiary of CVR Energy, has fiduciary duties to CVR Energy and its stockholders, and the interests of CVR Energy and its stockholders may differ significantly from, or conflict with, the interests of our public common unitholders.

Our general partner is responsible for managing us. Although our general partner has fiduciary duties to manage us in a manner that is in our best interests, the fiduciary duties are specifically limited by the express terms of our partnership agreement, and the directors and officers of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to CVR Energy and its stockholders. The interests of CVR Energy and its stockholders may differ from, or conflict with, the interests of our common unitholders. In resolving these conflicts, our general partner may favor its own interests, the interests of Coffeyville Resources, its sole member, or the interests of CVR Energy and holders of CVR Energy’s common stock over our interests and those of our common unitholders.

The potential conflicts of interest include, among others, the following:

•	Neither our partnership agreement nor any other agreement will require the owners of our general partner, including CVR Energy, to pursue a business strategy that favors us. The affiliates of our general partner, including CVR Energy, have fiduciary duties to make decisions in their own best interests and in the best interest of holders of CVR Energy’s common stock, which may be contrary to our interests. In addition, our general partner is allowed to take into account the interests of parties other than us or our unitholders, such as its owners or CVR Energy, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

•	Our general partner has limited its liability and reduced its fiduciary duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law.

•	The board of directors of our general partner will determine the amount and timing of asset purchases and sales, capital expenditures, borrowings, repayment of indebtedness and issuances of additional partnership interests, each of which can affect the amount of cash that is available for distribution to our common unitholders.

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf. There is no limitation on the amounts our general partner can cause us to pay it or its affiliates.

•	Our general partner may exercise its rights to call and purchase all of our common units if at any time it and its affiliates (including Coffeyville Resources) own more than 80% of the common units.

•	Our general partner will control the enforcement of obligations owed to us by it and its affiliates. In addition, our general partner will decide whether to retain separate counsel or others to perform services for us.

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

•	The executive officers of our general partner, and the majority of the directors of our general partner, also serve as directors and/or executive officers of CVR Energy. The executive officers who work for both CVR Energy and our general partner, including our chief executive officer, chief operating officer, chief financial officer and general counsel, divide their time between our business and the business of CVR Energy. These executive officers will face conflicts of interest from time to time in making decisions which may benefit either us or CVR Energy.

See “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner, while also restricting the remedies available to our common unitholders for actions that, without these limitations and reductions, might constitute breaches of fiduciary duty. Delaware partnership law permits such contractual reductions of fiduciary duty. By purchasing common units, common unitholders consent to some actions that might otherwise constitute a breach of fiduciary or other duties applicable under state law. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example:

•	Our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, our common unitholders. Decisions made by our general partner in its individual capacity will be made by Coffeyville Resources as the sole member of our general partner, and not by the board of directors of our general partner. Examples include the exercise of the general partner’s call right, its voting rights with respect to any common units it may own, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment to our partnership agreement.

•	Our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were in our best interests.

•	Our partnership agreement provides that our general partner and the officers and directors of our general partner will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

•	Our partnership agreement generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable.” In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationship between the parties involved, including other transactions that may be particularly advantageous or beneficial to us.

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. See “Description of Our Common Units — Transfer of Common Units.”

CVR Energy has the power to appoint and remove our general partner’s directors.

Upon the consummation of this offering, CVR Energy, through its ownership of 100% of Coffeyville Resources, will have the power to elect all of the members of the board of directors of our general partner. Our general partner has control over all decisions related to our operations. See “Management — Management of CVR Partners, LP.” Our public unitholders do not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Furthermore, the goals and objectives of CVR Energy, as the indirect owner of our general partner, may not be consistent with those of our public unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and then exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement — Call Right.”

Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partner or our general partner’s board of directors on an annual or other continuing basis. The board of directors of our general partner, including the independent directors, will be chosen entirely by CVR Energy as the indirect owner of the general partner and not by our common unitholders. Unlike publicly traded corporations, we will not hold annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders. Furthermore, even if our unitholders are dissatisfied with the performance of our general partner, they will have no practical ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished.

Our public unitholders will not have sufficient voting power to remove our general partner without CVR Energy’s consent.

Following the closing of this offering, CVR Energy will indirectly own approximately 73.7% of our common units (approximately 69.8% if the underwriters exercise their option to purchase additional common units in full), which means holders of common units purchased in this offering will not be able to remove the general partner, under any circumstances, unless CVR Energy sells some of the common units that it owns or we sell additional units to the public.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units (other than our general partner and its affiliates and permitted transferees).

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to you.

Prior to making any distribution on our outstanding units, we will reimburse our general partner for all expenses it incurs on our behalf including, without limitation, our pro rata portion of management compensation and overhead charged by CVR Energy in accordance with our services agreement. The services agreement does not contain any cap on the amount we may be required to pay pursuant to this agreement. The payment of these amounts, including allocated overhead, to our general partner and its affiliates could adversely affect our ability to make distributions to you. See “Our Cash Distribution Policy and Restrictions on Distributions,” “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.”

Limited partners may not have limited liability if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and our subsidiary conducts business in a number of other states, including Kansas, Nebraska and Texas. Limited partners could be liable for our obligations as if such limited partners were general partners if a court or government agency determined that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	limited partners’ right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constituted “control” of our business.

See “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations of liability on a limited partner.

Unitholders may have liability to repay distributions.

In the event that: (i) we make distributions to our unitholders when our nonrecourse liabilities exceed the sum of (a) the fair market value of our assets not subject to recourse liability and (b) the excess of the fair market value of our assets subject to recourse liability over such liability, or a distribution causes such a result, and (ii) a unitholder knows at the time of the distribution of such circumstances, such unitholder will be liable for a period of three years from the time of the impermissible distribution to repay the distribution under Section 17-607 of the Delaware Act.

Likewise, upon the winding up of the partnership, in the event that (a) we do not distribute assets in the following order: (i) to creditors in satisfaction of their liabilities; (ii) to partners and former partners in satisfaction of liabilities for distributions owed under our partnership agreement; (iii) to partners for the return of their contribution; and finally (iv) to the partners in the proportions in which the partners share in distributions and (b) a unitholder knows at the time of such circumstances, then such unitholder will be liable for a period of three years from the impermissible distribution to repay the distribution under Section 17-807 of the Delaware Act.

A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known by the purchaser at the time it became a limited partner, and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our general partner’s interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of CVR Energy to transfer its equity interest in our general partner to a third party. The new equity owner of our general partner would then be in a position to replace the board of directors and the officers of our general partner with its own choices and to influence the decisions taken by the board of directors and officers of our general partner.

If control of our general partner were transferred to an unrelated third party, the new owner of the general partner would have no interest in CVR Energy. We rely substantially on the senior management team of CVR Energy and have entered into a number of significant agreements with CVR Energy, including a services agreement pursuant to which CVR Energy provides us with the services of its senior management team and a long-term agreement for the provision of pet coke. If our general partner were no longer controlled by CVR Energy, CVR Energy could be more likely to terminate the services agreement which, following the one-year anniversary of the closing date of this offering, it may do upon 180 days’ notice, or elect not to renew the pet coke agreement, which expires in 2027.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.

We cannot predict how interest rates will react to changing market conditions. Interest rates on our new credit facility, future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Additionally, as with other yield-oriented securities, we expect that our unit price will be impacted by the level of our quarterly cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have a material adverse impact on our unit price and our ability to issue additional equity to make acquisitions or to incur debt as well as increasing our interest costs.

There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common units. If an active trading market does not develop, you may have difficulty selling any of our common units that you buy. The initial public offering price for the common units will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common units at prices equal to or greater than the price paid by you in this offering. The market price of our common units may be influenced by many factors including:

•	the level of our distributions and our earnings or those of other companies in our industry or other publicly traded partnerships;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	variations in quarterly results of operations;

•	loss of a large customer or supplier;

•	market prices of nitrogen fertilizers;

•	general economic conditions;

•	terrorist acts;

•	changes in the applicable environmental regulations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	future sales of our common units; and

•	investor perceptions of us and the industries in which our products are used.

As a result of these factors, investors in our common units may not be able to resell their common units at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

You will incur immediate and substantial dilution in net tangible book value per common unit.

The initial public offering price of our common units is substantially higher than the pro forma net tangible book value of our outstanding units. As a result, if you purchase common units in this offering, you will incur immediate and substantial dilution in the amount of $10.37 per common unit. This dilution results primarily because the assets contributed by CVR Energy and its affiliates are recorded at their historical costs, and not their fair value, in accordance with GAAP. See “Dilution.”

We may issue additional common units and other equity interests without your approval, which would dilute your existing ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	the proportionate ownership interest of unitholders immediately prior to the issuance will decrease;

•	the amount of cash distributions on each unit will decrease;

•	the ratio of our taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit will be diminished; and

•	the market price of the common units may decline.

In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Units eligible for future sale may cause the price of our common units to decline.

Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests.

There will be 73,000,000 common units outstanding following this offering. 19,200,000 common units are being sold to the public in this offering (22,080,000 common units if the underwriters exercise their option to purchase additional common units in full) and 53,800,000 common units will be owned by Coffeyville Resources following this offering (50,920,000 common units if the underwriters exercise their option to purchase additional common units in full). The common units sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act.

In addition, under our partnership agreement, our general partner and its affiliates have the right to cause us to register their units under the Securities Act and applicable state securities laws. In connection with this offering, we will enter into an amended and restated registration rights agreement with Coffeyville Resources pursuant to which we may be required to register the sale of the common units it holds under the Securities Act and applicable state securities laws.

In connection with this offering, we, Coffeyville Resources, our general partner and our general partner’s directors and executive officers will enter into lock-up agreements, pursuant to which they will agree, subject to certain exceptions, not to sell or transfer, directly or indirectly, any of our common units until 180 days from the date of this prospectus, subject to extension in certain circumstances. Following termination of these lockup agreements, all units held by Coffeyville Resources, our general partner and their affiliates will be freely tradable under Rule 144, subject to the volume and other limitations of Rule 144. See “Common Units Eligible for Future Sale.”

Tax Risks

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for U.S. federal income tax purposes or if we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. During 2011, and in each taxable year thereafter, current law requires us to derive at least 90% of our annual gross income from specific activities to continue to be treated as a partnership for U.S. federal income tax purposes. We may not find it possible to meet this qualifying income requirement, or may inadvertently fail to meet this qualifying income requirement.

Although we do not believe based upon our current operations that we are treated as a corporation for U.S. federal income tax purposes, a change in our business or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity. We may in the future enter into new activities or businesses. If our legal counsel were to be unable to opine that gross income from any such activity or business will count toward satisfaction of the 90% gross income, or qualifying income, requirement to be treated as a partnership for U.S. federal income tax purposes, we could seek a ruling from the IRS that gross income we earn from any such activity or business will be qualifying income. There can be no assurance, however, that the IRS would issue a favorable ruling under such circumstances. If we did not receive a favorable ruling, we could choose to engage in the activity or business through a corporate subsidiary, which would subject the income related to such activity or business to entity-level taxation. We have not requested and, except to the extent that we in the future request a ruling regarding the qualifying nature of our income, we do not intend to request a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on all of our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state and local income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation for U.S. federal income tax purposes would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. Current law may change to cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. For example, members of Congress have recently considered substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. Although the considered legislation would not have appeared to affect our treatment as a partnership for U.S. federal income tax purposes, we are unable to predict whether any of these changes, or other proposals will be reintroduced or will ultimately be enacted. Any such changes could cause a substantial reduction in the value of our common units.

At the state level, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Specifically, we are required to pay Texas franchise tax each year at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of this tax by Texas and, if applicable, by any other state in which we do business will reduce our cash available for distribution to our unitholders. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could cause a substantial reduction in the value of our common units.

If the IRS contests the U.S. federal income tax positions we take, the market for our common units may be materially and adversely impacted, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

Except to the extent that we, in the future, request a ruling regarding the qualifying nature of our income, we have not and do not intend to request a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution.

Unitholders’ share of our income will be taxable for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to him, which may require the payment of U.S. federal income taxes and, in some cases, state and local income taxes on his share of our taxable income, even if he receives no cash distributions from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units our unitholders sell will, in effect, become taxable income to our unitholders if they sell such common units at a price greater than their tax basis in those common units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if our unitholders sell common units, they may incur a tax liability in excess of the amount of cash the unitholders receive from the sale. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Due to our inability to match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations promulgated under the Internal Revenue Code, referred to as “Treasury Regulations.” A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could cause a substantial reduction in the value of our common units or result in audit adjustments to our unitholders’ tax returns. Please read “Material U.S. Federal Income Tax Consequences — Tax Consequences of Common Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction, for U.S. federal income tax purposes, between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge our proration method or new Treasury Regulations were issued requiring a change, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Vinson & Elkins L.L.P. has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, the unitholder would no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the common unitholder as to those common units could be fully taxable as ordinary income. Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units due to a lack of controlling authority; therefore, unitholders desiring to assure their status as partners for U.S. federal income tax purposes and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have technically terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same common unit will be counted only once. While we would continue our existence as a Delaware limited partnership, our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than one year of our taxable income or loss being includable in his taxable income for the year of termination. A technical termination currently would not affect our classification as a partnership for U.S. federal income tax purposes, but instead, we would be treated as a new partnership for such tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a technical termination occurred. The IRS has recently announced a relief procedure whereby a publicly traded partnership that has technically terminated may request special relief that, if granted, would permit the partnership to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of a technical termination for U.S. federal income tax purposes.

Unitholders will likely be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or control property now or in the future, even if they do not live in any of those jurisdictions. Unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business in Kansas, Nebraska and Texas. Kansas and Nebraska currently impose a personal income tax on individuals. Kansas and Nebraska also impose an income tax on corporations and other entities. Texas currently imposes a franchise tax on corporations and other entities. As we make acquisitions or expand our business, we may own or control assets or conduct business in additional states that impose a personal income tax. It is the responsibility of each unitholder to file all U.S. federal, state, local and non-U.S. tax returns. Our counsel has not rendered an opinion on the state, local or non-U.S. tax consequences of an investment in our common units.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “will,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our estimated first quarter 2011 results, our business strategy, our industry, our future profitability, our expected capital expenditures (including environmental expenditures) and the impact of such expenditures on our performance, the costs of operating as a public company and our capital programs. All statements herein about our forecast of available cash and our forecasted results for the twelve months ending March 31, 2012 constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	our ability to make cash distributions on the units;

•	the volatile nature of our business and the variable nature of our distributions;

•	the ability of our general partner to modify or revoke our distribution policy at any time;

•	our ability to forecast our future financial condition or results of operations and our future revenues and expenses;

•	the cyclical nature of our business;

•	our largely fixed costs and the potential decline in the price of natural gas, which is the main resource used by our competitors and which will lower our competitors’ cost to produce nitrogen fertilizer products without lowering ours;

•	the potential decline in the price of natural gas;

•	a decrease in ethanol production;

•	intense competition from other nitrogen fertilizer producers;

•	adverse weather conditions, including potential floods;

•	the seasonal nature of our business;

•	the dependence of our operations on a few third-party suppliers, including providers of transportation services and equipment;

•	our reliance on pet coke that we purchase from CVR Energy;

•	the supply and price levels of essential raw materials;

•	the risk of a material decline in production at our nitrogen fertilizer plant;

•	potential operating hazards from accidents, fire, severe weather, floods or other natural disasters;

•	the risk associated with governmental policies affecting the agricultural industry;

•	the volatile nature of ammonia, potential liability for accidents involving ammonia that cause interruption to our business, severe damage to property or injury to the environment and human health and potential increased costs relating to transport of ammonia;

•	capital expenditures and potential liabilities arising from environmental laws and regulations;

•	our potential inability to obtain or renew permits;

•	existing and proposed environmental laws and regulations, including those relating to climate change, alternative energy or fuel sources, and on the end-use and application of fertilizers;

•	new regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities;

•	our lack of asset diversification;

•	our dependence on significant customers;

•	the potential loss of our transportation cost advantage over our competitors;

•	our ability to comply with employee safety laws and regulations;

•	potential disruptions in the global or U.S. capital and credit markets;

•	the success of our acquisition and expansion strategies;

•	our potential inability to successfully implement our business strategies, including the completion of significant capital programs;

•	additional risks, compliance costs and liabilities from expansions or acquisitions;

•	our reliance on CVR Energy’s senior management team;

•	the potential shortage of skilled labor or loss of key personnel;

•	our ability to continue to license the technology used in our operations;

•	successfully defending against third-party claims of intellectual property infringement;

•	restrictions in our debt agreements;

•	the dependence on our subsidiary for cash to meet our debt obligations;

•	our limited operating history as a stand-alone company;

•	potential increases in costs and distraction of management resulting from the requirements of being a publicly traded partnership;

•	exemptions we will rely on in connection with NYSE corporate governance requirements;

•	risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act;

•	risks relating to our relationships with CVR Energy;

•	control of our general partner by CVR Energy;

•	the conflicts of interest faced by our senior management team, which operates both us and CVR Energy, and our general partner;

•	limitations on the fiduciary duties owed by our general partner which are included in the partnership agreement; and

•	changes in our treatment as a partnership for U.S. income or state tax purposes.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

THE TRANSACTIONS AND OUR STRUCTURE AND ORGANIZATION

The Transactions

The following transactions will take place in connection with this offering. We refer to these transactions collectively as the “Transactions”:

•	We will distribute to Coffeyville Resources, a wholly owned subsidiary of CVR Energy, all cash on our balance sheet before the closing date of this offering (other than cash in respect of prepaid sales);

•	Each of Coffeyville Resources’ and CVR Special GP LLC’s, or Special GP, interests in us will be converted into 50,920 and 50,869,080 common units, respectively;

•	Special GP, a wholly-owned subsidiary of Coffeyville Resources, will be merged with and into Coffeyville Resources, with Coffeyville Resources continuing as the surviving entity;

•	We will offer and sell 19,200,000 common units in this offering (22,080,000 common units if the underwriters exercise their option in full) and pay related discounts, commissions and expenses;

•	Simultaneously with the closing of this offering, we will be released from our obligations as a guarantor under Coffeyville Resources’ existing ABL credit facility, its 9.0% First Lien Senior Secured Notes due 2015 and its 10.875% Second Lien Senior Secured Notes due 2017;

•	Our general partner will sell to us its incentive distribution rights, or IDRs, for $26.0 million in cash (representing fair market value), which will be paid as a distribution to its current owners, which include members of our senior management, and we will extinguish such IDRs;

•	Our general partner and Coffeyville Resources will enter into a second amended and restated agreement of limited partnership, the form of which is attached hereto as Appendix A;

•	We will distribute $18.4 million of the offering proceeds to Coffeyville Resources in satisfaction of our obligation to reimburse it for certain capital expenditures it made with respect to the nitrogen fertilizer business prior to October 24, 2007;

•	We will make a special distribution of $69.3 million of the proceeds of this offering to Coffeyville Resources in order to, among other things, fund the offer to purchase Coffeyville Resources’ senior secured notes required upon consummation of this offering;

•	We will enter into a new credit facility, which will include a $125.0 million term loan and a $25.0 million revolving credit facility and pay associated financing costs;

•	At the closing of this offering, we will draw the $125.0 million term loan in full and use $92.1 million of the proceeds therefrom to fund a special distribution to Coffeyville Resources in order to, among other things, fund the offer to purchase Coffeyville Resources’ senior secured notes required upon consummation of this offering;

•	Coffeyville Acquisition III, the current owner of CVR GP, LLC, our general partner, will sell our general partner, which will hold a non-economic general partner interest in us, to Coffeyville Resources for nominal consideration;

•	If the underwriters exercise their option in full, we will issue an additional 2,880,000 common units and distribute the net proceeds, estimated to be approximately $42.9 million, to Coffeyville Resources. If the option is exercised in full and closed on the same date as this offering, the special distribution we make to Coffeyville Resources from the proceeds of our term loan will be reduced from $92.1 million to $87.2 million, and the special distribution we make to Coffeyville Resources from the proceeds of this offering will be increased from $69.3 million to $74.2 million; and

•	To the extent the underwriters do not exercise their option to purchase additional common units, we will issue those common units to Coffeyville Resources.

Management

Our general partner manages our operations and activities. Following the Transactions, our general partner will be indirectly owned by CVR Energy. For information about the executive officers and directors of our general partner, see “Management — Executive Officers and Directors.” Our general partner will not receive any management fee or other compensation in connection with the management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf, including management compensation and overhead allocated to us by CVR Energy in accordance with our services agreement. Upon the closing of this offering, our general partner will own a non-economic general partner interest and therefore will not be entitled to receive cash distributions. However, it may acquire common units in the future and will be entitled to receive pro rata distributions therefrom.

Unlike shareholders in a corporation, our common unitholders are not entitled to elect our general partner or the board of directors of our general partner. See “Management — Management of CVR Partners, LP.”

Conflicts of Interest and Fiduciary Duties

CVR GP, LLC, our general partner, has legal duties to manage us in a manner that is in our best interests. These legal duties are commonly referred to as “fiduciary duties.” Because our general partner is indirectly owned by CVR Energy, the officers and directors of our general partner and the officers and directors of CVR Energy, which indirectly owns our general partner, also have fiduciary duties to manage the business of our general partner in a manner beneficial to CVR Energy. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, see “Risk Factors — Risks Related to an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and its directors and officers to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. By purchasing a common unit, you are consenting to various limitations on fiduciary duties contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. See “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders. In addition, our general partner will have the right to call, under specified circumstances, all of the outstanding common units without considering whether this is in the interest of our common unitholders. For a description of such call right, see “The Partnership Agreement — Call Right.”

For a description of our other relationships with our affiliates, see “Certain Relationships and Related Party Transactions.”

Trademarks, Trade Names and Service Marks

This prospectus includes trademarks belonging to CVR Energy, including CVR Partners, LP®, COFFEYVILLE RESOURCES® and CVR Energytm. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

CVR Energy

CVR Energy, which following this offering will indirectly own our general partner and approximately 73.7% of our outstanding units (69.8% of our common units if the underwriters exercise their option to purchase additional common units in full), currently operates a 115,000 bpd sour crude oil refinery and ancillary businesses. CVR Energy’s common stock is listed for trading on the New York Stock Exchange under the symbol “CVI.”

USE OF PROCEEDS

We expect to receive approximately $281.7 million of net proceeds from the sale of common units by us in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering. We intend to use the net proceeds of this offering as follows:

•	approximately $18.4 million will be distributed to Coffeyville Resources to satisfy our obligation to reimburse it for certain capital expenditures it made on our behalf with respect to the nitrogen fertilizer business prior to October 24, 2007;

•	approximately $69.3 million will be used to make a special distribution to Coffeyville Resources in order to, among other things, fund the offer to purchase Coffeyville Resources’ senior secured notes required upon consummation of this offering;

•	approximately $26.0 million will be used to purchase (and subsequently extinguish) the incentive distribution rights currently owned by our general partner;

•	approximately $3.0 million will be used by us to pay financing fees in connection with entering into our new credit facility; and

•	the balance will be used for general partnership purposes, including approximately $104.0 million to fund the intended approximately $135.0 million UAN expansion, for which approximately $31.0 million had been spent as of December 31, 2010.

If the underwriters exercise their option to purchase 2,880,000 additional common units in full, the additional net proceeds to us would be approximately $42.9 million (and the total net proceeds to us would be approximately $324.6 million). The net proceeds from any exercise of such option will also be paid as a special distribution to Coffeyville Resources. If the option is exercised in full and closed on the same date as this offering, the special distribution we make to Coffeyville Resources from the proceeds of our term loan will be reduced from $92.1 million to $87.2 million, and the special distribution we make to Coffeyville Resources from the proceeds of this offering will be increased from $69.3 million to $74.2 million.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2010 on:

•	an actual basis;

•	a pro forma basis to reflect the Transactions (other than the issuance of common units in this offering and the receipt of the net proceeds from this offering as described under “Use of Proceeds”); and

•	a pro forma as further adjusted basis to reflect the issuance of common units in this offering and the application of the net proceeds from this offering as described under “Use of Proceeds.”

The table assumes no exercise by the underwriters of their option to purchase additional common units.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2010
			Pro Forma
			As Further
	Actual	Pro Forma	Adjusted
		(unaudited)	(unaudited)
	(in thousands)

Cash and cash equivalents	$42,745	$22,535	$217,228

New revolving credit facility(1)	—		—
New term loan facility(2)	—	125,000	125,000
Partners’ capital:
Equity held by public:
Common units: none issued and outstanding actual and pro forma; 19,200,000 issued and outstanding pro forma as further adjusted	—	—	281,696
Equity held by CVR Energy and its affiliates:
Special general partner’s interest: 30,303,000 units issued and outstanding actual; none issued and outstanding pro forma and pro forma as further adjusted	397,951	—	—
Special limited partner’s interest: 30,333 units issued and outstanding actual; none issued and outstanding pro forma and pro forma as further adjusted	398	—	—
Common units: none issued and outstanding actual; 53,800,000 issued and outstanding pro forma and pro forma as further adjusted(2)	—	169,998	169,998
General partner’s interest	3,854	—	—

Total partners’ capital	402,203	169,998	451,694

Total capitalization	$402,203	$294,998	$576,694

(1)	We expect to have approximately $25.0 million of available capacity under our new revolving credit facility at the closing of this offering.

(2)	We expect to draw $125.0 million under a new term loan facility at the closing of this offering. We will use $92.1 million of the proceeds therefrom (or $87.2 million if the underwriters’ over-allotment option is exercised in full and closed on the same date as this offering) to pay a special distribution to Coffeyville Resources in order to, among other things, fund the offer to purchase Coffeyville Resources’ senior secured notes required upon consummation of this offering. The pro forma capitalization with respect to the common units held by CVR Energy and its affiliates has been adjusted for the term loan facility distribution as well as the other distributions to Coffeyville Resources which are part of the Transactions.

DILUTION

Purchasers of common units offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per unit. Our pro forma net tangible book value as of December 31, 2010, excluding the net proceeds of this offering, was approximately $129.0 million, or approximately $2.40 per unit. Pro forma net tangible book value per unit gives effect to the pro forma adjustments described in the notes to the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus (other than the issuance of common units in this offering and the receipt of the net proceeds from this offering as described under “Use of Proceeds”) and represents the amount of pro forma tangible assets less pro forma total liabilities (excluding the net proceeds of this offering), divided by the pro forma number of units outstanding (excluding the units issued in this offering).

Dilution in net tangible book value per unit represents the difference between the amount per unit paid by purchasers of our common units in this offering and the pro forma net tangible book value per unit immediately after this offering. After giving effect to the sale of 19,200,000 common units in this offering at an initial public offering price of $16.00 per common unit, and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2010 would have been approximately $410.7 million, or $5.63 per unit. This represents an immediate increase in net tangible book value of $3.23 per unit to our existing unitholders and an immediate pro forma dilution of $10.37 per unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Initial public offering price per common unit		$16.00
Pro forma net tangible book value per unit before this offering(1)	$2.40
Increase in net tangible book value per unit attributable to purchasers in this offering and use of proceeds	$3.23
Less: Pro forma net tangible book value per unit after this offering(2)		$5.63

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$10.37

(1)	Determined by dividing the net tangible book value of our assets less total liabilities by the number of units outstanding prior to this offering.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, by the total number of units to be outstanding after this offering.

The following table sets forth the total value contributed by CVR Energy and its affiliates in respect of the units held by them and the total amount of consideration contributed to us by the purchasers of common units in this offering upon the completion of the Transactions.

	Units Acquired		Total Consideration
	Number	Percent	Amount		Percent

Coffeyville Resources	53,800,000	73.7%	$149,998,000	(1)	34.7%
New investors	19,200,000	26.3%	$281,696,000	(2)	65.3%

Total	73,000,000	100.0%	$431,694,000		100.0%

(1)	Reflects the value of the assets contributed in 2007 as recorded at historical cost in accordance with GAAP, as adjusted for distributions and other capital account adjustments.
(2)	Reflects the net proceeds of this offering after deducting the underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 2,880,000 common units in full, then the pro forma increase per unit attributable to new investors would be $3.68, the net tangible book value per unit after this offering would be $6.21 and the dilution per unit to new investors would be $9.79. In addition, new investors would purchase 22,080,000 common units, or approximately 30.2% of units outstanding, and the total consideration contributed to us by new investors would increase to $324.6 million, or 68.4% of the total consideration contributed.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with the specific assumptions upon which our cash distribution policy is based. See “— Assumptions and Considerations” below. For additional information regarding our historical and pro forma operating results, you should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical consolidated financial statements, our unaudited historical condensed consolidated financial statements and our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. In addition, you should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a policy pursuant to which we will distribute all of the available cash we generate each quarter, beginning with the quarter ending June 30, 2011. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that available cash for each quarter will generally equal our cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. We expect to finance substantially all of our growth externally, either by debt issuances or additional issuances of equity.

Because our policy will be to distribute all available cash we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during each quarter. Our quarterly cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in our operating performance and cash flow caused by fluctuations in the price of nitrogen fertilizers as well as forward and prepaid sales; see “Business — Distribution, Sales and Marketing.” Such variations may be significant. The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

From time to time we make prepaid sales, whereby we receive cash during one quarter in respect of product to be produced and sold in a future quarter, but we do not record revenue in respect of the cash received until the quarter when product is delivered. All cash on our balance sheet in respect of prepaid sales on the date of the closing of this offering will not be distributed to Coffeyville Resources at the closing of this offering but will be reserved for distribution to holders of common units.

Limitations on Cash Distributions; Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly cash distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•	Our unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. The board of directors of our general partner will adopt a policy pursuant to which we will distribute to our unitholders each quarter all of the available cash we generate each quarter, as determined quarterly by the board of directors, but it may change this policy at any time.

•	Our business performance is expected to be more seasonal and volatile, and our cash flows are expected to be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions will be volatile and are expected to vary quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase quarterly distributions over time. Furthermore, none of our limited partnership interests, including those held by Coffeyville Resources, will be subordinate in right of distribution payment to the common units sold in this offering.

•	The amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by the board of directors of our general partner. Our partnership agreement will not provide for any minimum quarterly distributions.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We expect that our distribution policy will be subject to restrictions on distributions under our new credit facility. The new credit facility will provide that we can make distributions to holders of our common units, but only if we are in compliance with our leverage ratio and interest coverage ratio covenants on a pro forma basis after giving effect to any distribution and there is no default or event of default under the facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Credit Facility.” Should we be unable to satisfy these restrictions under our new credit facility, we would be prohibited from making cash distributions to you.

•	We may lack sufficient cash to make distributions to our unitholders due to a number of factors that would adversely affect us, including but not limited to decreases in net sales or increases in operating expenses, principal and interest payments on debt, working capital requirements, capital expenditures or anticipated cash needs. See “Risk Factors” for information regarding these factors.

We do not have any operating history as an independent company upon which to rely in evaluating whether we will have sufficient cash to allow us to pay distributions on our common units. While we believe, based on our financial forecast and related assumptions, that we should have sufficient cash to enable us to pay the forecasted aggregate distribution on all of our common units for the twelve months ending March 31, 2012, we may be unable to pay the forecasted distribution or any amount on our common units.

We intend to pay our distributions on or about the 15th day of each February, May, August and November to holders of record on or about the 1st day of each such month. Our first distribution will include available cash for the quarter ending June 30, 2011.

In the sections that follow, we present the following two tables:

•	“CVR Partners, LP Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010,” in which we present our estimate of the amount of pro forma available cash we would have had for the year ended December 31, 2010, based on our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” on page P-1; and

•	“CVR Partners, LP Estimated Available Cash for the Twelve Months Ending March 31, 2012,” in which we present our unaudited forecast of available cash for the twelve months ending March 31, 2012.

We do not as a matter of course make or intend to make projections as to future sales, earnings, or other results. However, our management has prepared the prospective financial information set forth under “— Forecasted Available Cash” below to supplement the historical and pro forma financials included elsewhere in this prospectus. To management’s knowledge and belief, the accompanying prospective financial information was prepared on a reasonable basis, reflects currently available estimates and judgments, and presents our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. Neither our independent registered public accounting firm, nor any other registered public accounting firm, has compiled, examined, or performed any procedures with respect to the prospective financial information contained in this section, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Pro Forma Available Cash

We believe that our pro forma available cash generated during the year ended December 31, 2010 would have been approximately $30.9 million. Based on the cash distribution policy we expect our board of directors to adopt, this amount would have resulted in an aggregate annual distribution equal to $0.42 per common unit for the year ended December 31, 2010.

Pro forma available cash reflects the payment of incremental general and administrative expenses we expect that we will incur as a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities and registrar and transfer agent fees. We estimate that these incremental general and administrative expenses will approximate $3.5 million per year. The estimated incremental general and administrative expenses are reflected in our pro forma available cash but are not reflected in our unaudited pro forma condensed consolidated financial statements.

The pro forma financial statements, from which pro forma available cash is derived, do not purport to present our results of operations had the transactions contemplated below actually been completed as of the date indicated. Furthermore, available cash is a cash accounting concept, while our unaudited pro forma condensed consolidated financial statements have been prepared on an accrual basis. We derived the amounts of pro forma available cash stated above in the manner described in the table below. As a result, the amount of pro forma available cash should only be viewed as a general indication of the amount of available cash that we might have generated had we been formed and completed the transactions contemplated below in earlier periods.

The following table illustrates, on a pro forma basis for the year ended December 31, 2010, the amount of cash that would have been available for distribution to our unitholders, assuming that the Transactions (as defined on page 48 of this prospectus) and the distribution of the due from affiliate balance of $160.0 million owed to us by Coffeyville Resources had occurred at the beginning of such period:

CVR Partners, LP
Unaudited Pro Forma Available Cash for the
Year Ended December 31, 2010

Pro Forma
Year Ended
December 31, 2010
(unaudited)
(in millions, except
per unit data)

Net income(a)	$15.1
Add:
Interest expense and other financing costs(b)	5.1
Income tax expense	—
Depreciation and amortization	18.5

EBITDA(c)	38.7
Subtract:
Debt service costs(d)	4.4
Estimated incremental general and administrative expenses(e)	3.5
Maintenance capital expenditures(f)	8.9
Add:
Share-based compensation expense (g)	9.0

Available Cash	$30.9
Distribution on a per unit basis	$0.42
New Credit Facility(h)
Interest coverage ratio(h)	9.3x
Leverage ratio(h)	2.0x

(a)	Pro forma net income assumes that the due from affiliate balance was distributed to Coffeyville Resources as of January 1, 2010 and the interest income associated with that balance was eliminated.
(b)	Interest expense and other financing costs represents the interest expense and fees, net of interest income, related to our borrowings, assuming that our new credit facility had been put in place on January 1, 2010, and also reflects the amortization of deferred financing fees related to our new credit facility. We assume that we will make term loan borrowings of $125.0 million under our new credit facility at the closing of this offering at an assumed interest rate of 4.0%.
(c)	EBITDA is defined as net income plus interest expense and other financing costs, income tax expense and depreciation and amortization, net of interest income. We calculate available cash as used in this table as EBITDA less interest expense and other financing costs paid, debt amortization payments, estimated incremental general and administrative expenses associated with being a public company and maintenance capital expenditures, plus non-cash share-based compensation expense.
We present EBITDA because it is a material component in our calculation of available cash. In addition, EBITDA is a material term utilized in our new credit facility in order to determine our leverage ratio (ratio of debt to EBITDA) and our interest coverage ratio (ratio of EBITDA to interest expense). EBITDA and available cash are also used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:
• the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and
• our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure.

EBITDA and available cash should not be considered alternatives to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and available cash may have material limitations as performance measures because they exclude items that are necessary elements of our costs and operations. In addition, EBITDA and available cash presented by other companies may not be comparable to our presentation, since each company may define these terms differently.
(d)	Debt service is defined as net interest expense and other financing costs paid.
(e)	Reflects an adjustment for estimated incremental general and administrative expenses we expect that we will incur as a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, and registrar and transfer agent fees.
(f)	Reflects actual maintenance capital expenditures during the period.
(g)	Reflects an adjustment for share-based expense which is not subject to reimbursement by us. We are allocated non-cash share-based compensation expense from CVR Energy for purposes of financial statement reporting. CVR Energy accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation as well as guidance regarding the accounting for share-based compensation granted to employees of an equity-method investee. In accordance with SAB Topic 1-B, CVR Energy allocates costs between itself and us based upon the percentage of time a CVR Energy employee provides services to us. In accordance with the services agreement, we will not be responsible for the payment of cash related to any share-based compensation which CVR Energy allocates to us.
(h)	Our new credit facility will require us to maintain a minimum interest coverage ratio (ratio of Consolidated Adjusted EBITDA (as defined under our new credit facility) to interest) of 3.0 to 1.0 and (ii) a maximum leverage ratio (ratio of debt to Consolidated Adjusted EBITDA) of (a) as of any fiscal quarter ending after the closing date and prior to December 31, 2011, 3.50 to 1.0, and (b) as of any fiscal quarter ending on or after December 31, 2011, 3.0 to 1.0, calculated in each case on a trailing four quarter basis.

Forecasted Available Cash

During the twelve months ending March 31, 2012, we estimate that we will generate $140.1 million of available cash. In “— Assumptions and Considerations” below, we discuss the major assumptions underlying this estimate. The available cash discussed in the forecast should not be viewed as management’s projection of the actual available cash that we will generate during the twelve months ending March 31, 2012. We can give you no assurance that our assumptions will be realized or that we will generate any available cash, in which event we will not be able to pay quarterly cash distributions on our common units.

When considering our ability to generate available cash and how we calculate forecasted available cash, please keep in mind all the risk factors and other cautionary statements under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” which discuss factors that could cause our results of operations and available cash to vary significantly from our estimates.

We do not, as a matter of course, make public projections as to future sales, earnings or other results. However, our management has prepared the prospective financial information set forth below in the table entitled “CVR Partners, LP Estimated Available Cash for the Twelve Months Ending March 31, 2012” to present our expectations regarding our ability to generate $140.1 million of available cash for the twelve months ending March 31, 2012. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on this prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management team of our general partner, all of whom are employed by CVR Energy, as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. In light of the above, the statement that we believe that we will have sufficient available cash to allow us to pay the forecasted quarterly distributions on all of our outstanding common units for the twelve months ending March 31, 2012, should not be regarded as a representation by us or the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate estimated available cash for the twelve months ending March 31, 2012. The assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes and in “— Assumptions and Considerations.”

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm, has compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor has it expressed any opinion or given any other form of assurance on such information or its achievability, and it assumes no responsibility for such forecasted financial information. Our independent registered public accounting firm’s reports included elsewhere in this prospectus relate to our audited historical consolidated financial information. These reports do not extend to the tables and the related forecasted information contained in this section and should not be read to do so.

CVR Partners, LP
Estimated Available Cash for the
Twelve Months Ending March 31, 2012

The following table illustrates the amount of cash that we estimate that we will generate for the twelve months ending March 31, 2012 that would be available for distribution to our unitholders. All of the amounts for the twelve months ending March 31, 2012 in the table below are estimates.

Twelve Months Ending
March 31, 2012

Net Sales	$297.4
Cost of product sold (exclusive of depreciation and amortization) - Affiliates	15.9
Cost of product sold (exclusive of depreciation and amortization) - Third Parties	32.4
Direct operating expenses (exclusive of depreciation and amortization) - Affiliates	16.1
Direct operating expenses (exclusive of depreciation and amortization) - Third Parties	68.4
Selling, general and administrative expenses (exclusive of depreciation and amortization) - Affiliates	8.5
Selling, general and administrative expenses (exclusive of depreciation and amortization) - Third Parties	5.7
Interest expense and other financing costs	5.7
Interest income	(0.7)
Income tax expense	—
Depreciation and amortization	19.7

Net Income	$125.7
Adjustments to reconcile net income to EBITDA:
Add:
Interest expense and other financing costs	5.7
Income tax expense	—
Depreciation and amortization	19.7
Subtract:
Interest income	0.7

Twelve Months Ending
March 31, 2012

EBITDA	$150.4
Adjustments to reconcile EBITDA to available cash
Subtract:
Debt service costs	4.4
Maintenance capital expenditures (includes environmental, health and safety expenditures)	5.9

Available cash	$140.1
New Credit Facility
Interest coverage ratio	26.5x
Leverage ratio	0.7x

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the twelve months ending March 31, 2012, we expect to generate EBITDA and available cash in an amount sufficient to allow us to pay $1.92 per common unit on all of our outstanding units for the twelve months ending March 31, 2012.

While we believe that these assumptions are reasonable in light of our management’s current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not correct, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to allow us to pay the forecasted yearly cash distribution, or any amount, on all of our outstanding common units, in which event the market price of our common units may decline substantially. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Basis of Presentation

The accompanying financial forecast and summary of significant forecast assumptions of CVR Partners, LP present the forecasted results of operations of CVR Partners, LP for the twelve months ending March 31, 2012, assuming that the Transactions (as defined on page 48 of this prospectus) had occurred at the beginning of such period.

Summary of Significant Forecast Assumptions

Our nitrogen fertilizer facility is comprised of three major units: a gasifier complex, an ammonia unit and a dual-train UAN unit (together, our operating units). The manufacturing process begins with the production of hydrogen by gasifying the pet coke we purchase from CVR Energy’s refinery and on the open market. In a second step, the hydrogen is converted into ammonia with approximately 67,000 standard cubic feet of hydrogen consumed in producing one ton of ammonia. CVR Energy also has rights to purchase hydrogen from us at predetermined prices to the extent it needs hydrogen in connection with the operation of its refinery. We then produce approximately 2.44 tons of UAN from each ton of ammonia we choose to convert. Due to the value added sales price of UAN on a per pound of nitrogen basis, we strive to maximize UAN production. At the present time, we are not able to convert all of the ammonia we produce into UAN, and excess ammonia is sold to third-party purchasers.

Because hydrogen cannot be stored or purchased economically in the volumes we require, if our gasifier complex is not running, we cannot operate our ammonia unit. Therefore, the on-stream factor (total hours operated in a given period divided by total number of hours in the period) for the ammonia unit will necessarily be equal to or lower than that of the gasifier complex. We have the capability to store ammonia and can purchase ammonia from third parties to operate the UAN unit if necessary. As a result, it is possible for the actual on-stream factor of the

UAN unit to exceed the on-stream factor of the ammonia unit. For the purpose of forecasting, however, we assume the UAN unit is idle when the ammonia unit is idle and that the UAN unit may experience incremental downtime. As a result, the projected on-stream factor for the UAN unit is less than the projected on-stream factor for the ammonia unit.

Given the fixed cost nature of our fertilizer operation, we operate our facility at maximum daily rates whenever possible. The on-stream factors for the forecast period provided below are calculated based on historical operating performance and in all cases include allowances for unscheduled downtime.

On-Stream Factors.  For the twelve months ending March 31, 2012, we estimate on-stream factors of 96.2%, 95.4% and 92.2% for our gasifier, ammonia and UAN units, respectively, which would result in our gasifier, ammonia and UAN units being in operation for 352 days, 349 days and 337 days, respectively, during the forecast period. These periods assume that our operating units are not offstream during 2011 for any turnaround.

During the year ended December 31, 2010, our gasifier, ammonia and UAN units were in operation for 325 days, 320 days and 295 days, respectively, with on-stream factors of 89.0%, 87.7% and 80.8%, respectively. Our operating units’ on-stream factors in 2010 were adversely affected by downtime associated with repairs and maintenance and a Linde air separating unit outage, which resulted in 31.9 down days for our gasifier unit, 33.2 down days for our ammonia units and 55.7 down days for our UAN unit. Excluding the impact of the Linde air separation unit outage, the rupture of the high-pressure UAN vessel and the major scheduled turnaround, the on-stream factors for the year ended December 31, 2010 would have been 97.6% for gasifier, 96.8% for ammonia and 96.1% for UAN.

Net Sales.  We estimate net sales based on a forecast of future ammonia and UAN prices (assuming that the purchaser will pay shipping costs) multiplied by the number of fertilizer tons we estimate we will produce and sell during the forecast period, assuming no change in finished goods inventory between the beginning and end of the period. In addition, our net sales estimate includes the delivery cost for ammonia and UAN sold on a freight on board, or FOB, delivered basis, with an amount equal to the delivery cost included in cost of product sold (exclusive of depreciation and amortization) assuming that all delivery costs are paid by the customer. Further, net sales also includes our hydrogen sales to CVR Energy’s refinery. Based on these assumptions, we estimate our net sales for the twelve months ending March 31, 2012 will be approximately $297.4 million. Our net sales in the year ended December 31, 2010 were $180.5 million.

We estimate that we will sell 686,200 tons of UAN at an average plant gate price (which excludes delivery charges that are included in net sales) of $278 per ton, for total sales of $191.0 million, for the twelve months ending March 31, 2012. We sold 580,700 tons of UAN at an average plant gate price of $179 per ton, for total sales of $103.9 million, for the year ended December 31, 2010. The average plant gate price estimate for UAN was determined by management based on our current committed orders, price discovery generated through the selling efforts of our fertilizer marketing group and price projections data received from leading consultants in the fertilizer industry such as Blue Johnson.

We estimate that we will sell 157,400 tons of ammonia at an average plant gate price of $547 per ton, for total sales of $86.0 million, for the twelve months ending March 31, 2012. We sold 164,700 tons of ammonia at an average plant gate price of $361 per ton, for total sales of $59.5 million, for the year ended December 31, 2010. As in the case of UAN described above, the average plant gate price estimate for ammonia was determined by management based on our current committed orders, price discovery generated through the selling efforts of our fertilizer marketing group and price projections data received from leading consultants in the fertilizer industry such as Blue Johnson.

We estimate that we will sell approximately 52.5 thousand standard cubic feet, or MSCF, of hydrogen to CVR Energy at an average price of $3.30 per MSCF for total sales of $0.2 million, for the twelve months ending March 31, 2012. We sold 20.6 thousand MSCF of hydrogen at an average plant gate price of $6.80 per MSCF, for total sales of approximately $0.1 million for the year ended December 31, 2010.

Holding all other variables constant, we expect that a 10% change in the price per ton of ammonia would change our forecasted available cash by approximately $8.6 million for the twelve months ending March 31, 2012. For the month of December 2010, the average plant gate price of ammonia was $531 per ton. In addition, holding all other variables constant, we estimate that a 10% change in the price per ton of UAN would change our forecasted available cash by approximately $19.1 million for the twelve months ending March 31, 2012. The average plant gate price of UAN for the month of December 2010 was $171 per ton.

Cost of Product Sold (Exclusive of Depreciation and Amortization).  Cost of product sold includes pet coke expense, freight and distribution expenses and railcar expense. Freight and distribution expenses consist of our outbound freight costs which we pass through to our customers. Railcar expense is our actual expense to acquire, maintain and lease railcars. We estimate that our cost of product sold for the twelve months ending March 31, 2012 will be approximately $48.3 million. Our cost of product sold for the year ended December 31, 2010 was $34.3 million.

Cost of Product Sold (Exclusive of Depreciation and Amortization) — Pet Coke Expense.  We estimate that our total pet coke expense for the twelve months ending March 31, 2012 will be approximately $19.0 million and that our average pet coke cost for the twelve months ending March 31, 2012 will be $37 per ton. Our total pet coke expense for the year ended December 31, 2010 was $7.4 million and our average pet coke cost for the year ended December 31, 2010 was $17 per ton. We estimate that we will purchase approximately 389,700 tons, or 76% of our pet coke needs, from CVR Energy in accordance with the coke supply agreement that we entered into with CVR Energy in October 2007. For the year ended December 31, 2010, we purchased approximately 81% of our pet coke tons from CVR Energy. We use 1.1 tons of pet coke to produce 1.0 ton of ammonia. The coke supply agreement with CVR Energy provides for a price based on the lesser of a pet coke price derived from the price received by us for UAN (subject to a UAN based price ceiling and floor) and a pet coke price index for pet coke. We estimate that we will pay an average of $36 per ton for pet coke purchased under the coke supply agreement, and our forecast assumes that we will fulfill our remaining pet coke needs through purchases from third parties at an average price of $41 per ton. If we were forced to obtain 100% of our pet coke needs from third parties, this would increase our pet coke expense (and reduce our forecasted net income and available cash) by approximately $1.9 million.

Holding all other variables constant, we estimate that a 10% change per ton in the price of pet coke would change our forecasted available cash by $1.9 million for the twelve months ending March 31, 2012. For the twelve months ended December 31, 2010, the average pet coke cost was $17 per ton.

Cost of Product Sold (Exclusive of Depreciation and Amortization) — Railcar Expense.  We estimate that our railcar expense for the twelve months ending March 31, 2012 will be approximately $5.8 million. Our railcar expense during the year ended December 31, 2010 was $4.8 million.

Direct Operating Expenses (Exclusive of Depreciation and Amortization).  Direct operating expenses include direct costs of labor, maintenance and services, energy and utility costs, and other direct operating expenses. We estimate that our direct operating expenses (exclusive of depreciation and amortization), excluding share-based compensation expense for the twelve months ending March 31, 2012, will be approximately $84.5 million. Our direct operating expenses for the year ended December 31, 2010 were $86.7 million.

The largest direct operating expense item is the cost of electricity, which we expect to be $25.0 million for the twelve months ending March 31, 2012, compared to $19.3 million for the year ended December 31, 2010.

Selling, General and Administrative Expenses (Exclusive of Depreciation and Amortization).  Selling, general and administrative expenses consist primarily of direct and allocated legal expenses, treasury, accounting, marketing, human resources and maintaining our corporate offices in Texas and Kansas. We estimate that our selling, general and administrative expenses, excluding non-cash share-based compensation expense, will be approximately $13.1 million for the twelve months ending March 31, 2012. Selling, general and administrative expenses for the year ended December 31, 2010 were $20.6 million, including $8.3 million of non-cash share-based compensation expense.

Depreciation and Amortization.  We estimate that depreciation and amortization for the twelve months ending March 31, 2012 will be approximately $19.7 million, as compared to $18.5 million during the year ended December 31, 2010.

Debt Service.  Debt service is defined as interest expense and other financing costs paid and debt amortization payments. As part of the Transactions, we will incur $125.0 million of term debt at an assumed interest rate of 4.0%

and will pay associated interest expense for the twelve months ending March 31, 2012. The estimate does not include the amortization of deferred financing costs related to our new credit facility, which would have no impact on EBITDA. Similarly, our earnings for the year ended December 31, 2010 do not include interest expense or other financing costs.

Interest Income.  Our estimate of interest income is based on a 0.5% return on our projected average cash balances during the twelve months ending March 31, 2012. Our earnings for the year ended December 31, 2010 include interest income associated with amounts in our bank account.

Income Taxes.  We estimate that we will pay no income tax during the forecast period. We believe the only income tax to which our operations will be subject is the State of Texas franchise tax, and the total amount of such tax is immaterial for purposes of this forecast.

Net income.  Our net income for the twelve months ending March 31, 2012 includes income that will be recorded during the twelve months ending March 31, 2012 in connection with the delivery of prepaid sales made in prior periods, as we receive cash for prepaid sales when the sales are made but do not record revenue in respect of such sales until product is delivered. All cash on our balance sheet in respect of prepaid sales on the date of the closing of this offering will not be distributed to Coffeyville Resources at the closing of this offering but will be reserved for distribution to holders of common units.

Regulatory, Industry and Economic Factors.  Our forecast for the twelve months ending March 31, 2012 is based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business;

•	no material accidents, weather-related incidents, floods, unscheduled turnarounds or other downtime or similar unanticipated events;

•	no material adverse change in the markets in which we operate resulting from substantially lower natural gas prices, reduced demand for nitrogen fertilizer products or significant changes in the market prices and supply levels of pet coke;

•	no material decreases in the prices we receive for our nitrogen fertilizer products;

•	no material changes to market or overall economic conditions; and

•	an annual inflation rate of 2.0% to 3.0%.

Actual conditions may differ materially from those anticipated in this section as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Compliance with Debt Covenants.  Our ability to make distributions could be affected if we do not remain in compliance with the financial and other covenants that will be included in our new credit facility. Our new credit facility will require us to maintain a minimum interest coverage ratio (ratio of Consolidated Adjusted EBITDA (as defined under our new credit facility) to interest) of 3.0 to 1.0 and (ii) a maximum leverage ratio (ratio of debt to Consolidated Adjusted EBITDA) of (a) as of any fiscal quarter ending after the closing date and prior to December 31, 2011, 3.50 to 1.0, and (b) as of any fiscal quarter ending on or after December 31, 2011, 3.0 to 1.0, calculated in each case on a trailing four quarter basis. We have assumed we will be in compliance with such covenants.

HOW WE MAKE CASH DISTRIBUTIONS

General

Within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2011, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Common Units Eligible for Distribution

Upon the closing of this offering, we will have 73,000,000 common units outstanding. Each common unit will be allocated a portion of our income, gain, loss, deduction and credit on a pro-rata basis, and each common unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other unit.

Method of Distributions

We will make distributions pursuant to our general partner’s determination of the amount of available cash for the applicable quarter, which we will then distribute to our unitholders, pro rata; provided, however, that our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank. Our partnership agreement permits us to borrow to make distributions, but we are not required and do not intend to borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter. We do not have a legal obligation to pay distributions, and the amount of distributions paid under our policy and the decision to make any distribution is determined by the board of directors of our general partner. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Credit Facility” for a discussion of provisions to be included in our new credit facility that restrict our ability to make distributions.

General Partner Interest

Upon the closing of this offering, our general partner will own a non-economic general partner interest and therefore will not be entitled to receive cash distributions. However, it may acquire common units and other equity interests in the future and will be entitled to receive pro rata distributions therefrom.

Adjustments to Capital Accounts Upon Issuance of Additional Common Units

We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will generally allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders prior to such issuance on a pro rata basis, so that after such issuance, the capital account balances attributable to all common units are equal.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information presented below under the caption Statement of Operations Data for the years ended December 31, 2010, 2009 and 2008 and the selected consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2010 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm. The selected consolidated financial information presented below under the caption Statement of Operations Data for the years ended December 31, 2007 and 2006 and the selected consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements that are not included in this prospectus.

Our consolidated financial statements included elsewhere in this prospectus include certain costs of CVR Energy that were incurred on our behalf. These costs, which are reflected in selling, general and administrative expenses (exclusive of depreciation and amortization) and direct operating expenses (exclusive of depreciation and amortization), are billed to us pursuant to a services agreement entered into in October 2007 that is a related party transaction. For the period of time prior to the services agreement, the consolidated financial statements include an allocation of costs and certain other amounts in order to account for a reasonable share of expenses, so that the accompanying consolidated financial statements reflect substantially all of our costs of doing business. The amounts charged or allocated to us are not necessarily indicative of the costs that we would have incurred had we operated as a stand-alone company for all periods presented.

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of our partnership agreement, to the common unitholders, by the number of common units expected to be outstanding at the closing of this offering. For purposes of this calculation, we assumed that pro forma distributions were equal to pro forma net earnings and that the number of units outstanding was 73,000,000 common units. All units were assumed to have been outstanding since January 1, 2010. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of this offering.

This data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in millions, except per unit data and as otherwise indicated)

Statement of Operations Data:
Net sales	$180.5	$208.4	$263.0	$187.4	$170.0
Cost of product sold — Affiliates(1)	5.8	9.5	11.1	4.5	5.2
Cost of product sold — Third Parties(1)	28.5	32.7	21.5	28.6	28.2

	34.3	42.2	32.6	33.1	33.4
Direct operating expenses — Affiliates(1)(2)	2.3	2.1	0.4	2.2	1.9
Direct operating expenses — Third Parties(1)	84.4	82.4	85.7	64.5	61.7

	86.7	84.5	86.1	66.7	63.6
Selling, general and administrative expenses — Affiliates(1)(2)	16.7	12.3	1.1	18.1	9.9
Selling, general and administrative expenses — Third Parties(1)	3.9	1.8	8.4	2.3	3.0

	20.6	14.1	9.5	20.4	12.9
Net costs associated with flood(3)	—	—	—	2.4	—
Depreciation and amortization(4)	18.5	18.7	18.0	16.8	17.1

Operating income	$20.4	$48.9	$116.8	$48.0	$43.0
Other income (expense), net(5)	12.9	9.0	2.1	0.2	(6.9)
Interest expense	—	—	—	(23.6)	(23.5)
Gain (loss) on derivatives, net	—	—	—	(0.5)	2.1

Income (loss) before income taxes	$33.3	$57.9	$118.9	$24.1	$14.7
Income tax (expense) benefit	—	—	—	—	—

Net income (loss)	$33.3	$57.9	$118.9	$24.1	$14.7

Pro forma net income per common unit, basic and diluted(6):	$0.46	$0.79	$1.63	$0.33	$0.20
Pro forma number of common units, basic and diluted in millions:	73.0	73.0	73.0	73.0	73.0
Balance Sheet Data:
Cash and cash equivalents	$42.7	$5.4	$9.1	$14.5	$—
Working capital	27.1	135.5	60.4	7.5	(0.5)
Total assets	452.2	551.5	499.9	429.9	416.1
Total debt, including current portion	—	—	—	—	—
Partners capital/divisional equity	402.2	519.9	458.8	400.5	397.6
Financial and Other Data:
Cash flows provided by operating activities	75.9	85.5	123.5	46.5	34.1
Cash flows (used in) investing activities	(9.0)	(13.4)	(23.5)	(6.5)	(13.3)
Cash flows (used in) financing activities	(29.6)	(75.8)	(105.3)	(25.5)	(20.8)
Capital expenditures for property, plant and equipment	10.1	13.4	23.5	6.5	13.3
Net distribution to parent	$160.0	$—	$50.0	$31.5	$20.8
Key Operating Data:
Production volume (thousand tons):
Ammonia (gross produced)	392.7	435.2	359.1	326.7	369.3
Ammonia (net available for sale)	155.6	156.6	112.5	91.8	111.8
UAN (tons in thousands)	578.3	677.7	599.2	576.9	633.1
On-stream factors(7):
Gasifier	89.0%	97.4%	87.8%	90.0%	92.5%
Ammonia	87.7%	96.5%	86.2%	87.7%	89.3%
UAN	80.8%	94.1%	83.4%	78.7%	88.9%

(1)	Amounts are shown exclusive of depreciation and amortization.
(2)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 include a charge related to CVR Energy’s share-based compensation expense allocated to us by CVR Energy for financial reporting purposes in accordance with ASC 718. These charges will continue to be attributed to us following the closing of this offering. We are not responsible for the payment of cash related to any share-based compensation allocated to us by CVR Energy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation.” The amounts were:

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in millions)

Direct operating expenses (exclusive of depreciation and amortization)	$0.7	$0.2	$(1.6)	$1.2	$0.8
Selling, general and administrative expenses (exclusive of depreciation and amortization)	8.3	3.0	(9.0)	9.7	3.2

Total	$9.0	$3.2	$(10.6)	$10.9	$4.0

(3)	Total gross costs recorded as a result of the flood damage to our nitrogen fertilizer plant for the year ended December 31, 2007 were approximately $5.8 million, including approximately $0.8 million recorded for depreciation for temporarily idle facilities, $0.7 million for internal salaries and $4.3 million for other repairs and related costs. An insurance receivable of approximately $3.3 million was also recorded for the year December 31, 2007 for the probable recovery of such costs under CVR Energy’s insurance policies.
(4)	Depreciation and amortization is comprised of the following components as excluded from direct operating expenses and selling, general and administrative expenses and as included in net costs associated with flood:

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in millions)

Depreciation and amortization excluded from direct operating expenses	$18.5	$18.7	$18.0	$16.8	$17.1
Depreciation and amortization excluded from selling, general and administrative expenses	—	—	—	—	—
Depreciation included in net costs associated with flood	—	—	—	0.8	—

Total depreciation and amortization	$18.5	$18.7	$18.0	$17.6	$17.1

(5)	Miscellaneous income (expense) is comprised of the following components included in our consolidated statement of operations:

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in millions)

Interest income(a)	$13.1	$9.0	$2.0	$0.3	$1.4
Loss on extinguishment of debt	—	—	—	(0.2)	(8.5)
Other income (expense)	(0.2)	—	0.1	0.1	0.2

Miscellaneous income (expense)	$12.9	$9.0	$2.1	$0.2	$(6.9)

(a)	Interest income for the years ended December 31, 2010, 2009 and 2008 is primarily attributable to a due from affiliate balance owed to us by Coffeyville Resources as a result of affiliate loans. The due from affiliate balance was distributed to Coffeyville Resources in December 2010. Accordingly, such amounts are no longer owed to us.

(6)	We have omitted earnings per share through the date CRNF, our operating subsidiary, was contributed to us because during those periods we operated under a divisional equity structure. We have omitted net income per unitholder during the period we operated as a partnership through the closing of this offering because during those periods we operated under a different capital structure than what we will operate under following the closing of this offering, and, therefore, the information is not meaningful.
(7)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period. Excluding the impact of the Linde air separation unit outage, the rupture of the high-pressure UAN vessel and the major scheduled turnaround, the on-stream factors for the year ended December 31, 2010 would have been 97.6% for gasifier, 96.8% for ammonia and 96.1% for UAN. Excluding the Linde air separation unit outage in 2009, the on-stream factors would have been 99.3% for gasifier, 98.4% for ammonia and 96.1% for UAN for the year ended December 31, 2009. Excluding the turnaround performed in 2008 the on-stream factors would have been 91.7% for gasifier, 90.2% for ammonia and 87.4% for UAN for the year ended December 31, 2008. Excluding the impact of the flood in 2007 the on-stream factors would have been 94.6% for gasifier, 92.4% for ammonia and 83.9% for UAN for the year ended December 31, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition, results of operations and cash flows in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a Delaware limited partnership formed by CVR Energy to own, operate and grow our nitrogen fertilizer business. Strategically located adjacent to CVR Energy’s refinery in Coffeyville, Kansas, our nitrogen fertilizer manufacturing facility is the only operation in North America that utilizes a petroleum coke, or pet coke, gasification process to produce nitrogen fertilizer. Our facility includes a 1,225 ton-per-day ammonia unit, a 2,025 ton-per-day UAN unit, and a gasifier complex having a capacity of 84 million standard cubic feet per day. Our gasifier is a dual-train facility, with each gasifier able to function independently of the other, thereby providing redundancy and improving our reliability. We upgrade a majority of the ammonia we produce to higher margin UAN fertilizer, an aqueous solution of urea and ammonium nitrate which has historically commanded a premium price over ammonia. In 2010, we produced 392,745 tons of ammonia, of which approximately 60% was upgraded into 578,272 tons of UAN.

We intend to expand our existing asset base and utilize the experience of CVR Energy’s management team to execute our growth strategy. Our growth strategy includes expanding production of UAN and potentially acquiring additional infrastructure and production assets. Following completion of this offering, we intend to move forward with a significant two-year plant expansion designed to increase our UAN production capacity by 400,000 tons, or approximately 50%, per year. CVR Energy, a New York Stock Exchange listed company, which following this offering will indirectly own our general partner and approximately 73.7% of our outstanding common units, currently operates a 115,000 bpd sour crude oil refinery and ancillary businesses.

The primary raw material feedstock utilized in our nitrogen fertilizer production process is pet coke, which is produced during the crude oil refining process. In contrast, substantially all of our nitrogen fertilizer competitors use natural gas as their primary raw material feedstock. Historically, pet coke has been significantly less expensive than natural gas on a per ton of fertilizer produced basis and pet coke prices have been more stable when compared to natural gas prices. By using pet coke as the primary raw material feedstock instead of natural gas, we believe our nitrogen fertilizer business has historically been the lowest cost producer and marketer of ammonia and UAN fertilizers in North America. We currently purchase most of our pet coke from CVR Energy pursuant to a long-term agreement having an initial term that ends in 2027, subject to renewal. During the past five years, over 70% of the pet coke utilized by our plant was produced and supplied by CVR Energy’s crude oil refinery.

Factors Affecting Comparability

Our historical results of operations for the periods presented may not be comparable with prior periods or to our results of operations in the future for the reasons discussed below.

Corporate Allocations

Our consolidated financial statements included elsewhere in this prospectus include certain costs of CVR Energy that were incurred on our behalf. These costs, which are reflected in selling, general and administrative expenses (exclusive of depreciation and amortization) and direct operating expenses (exclusive of depreciation and amortization), are billed to us pursuant to a services agreement entered into in October 2007 that is a related party transaction. For the period of time prior to the services agreement, the consolidated financial statements include an allocation of costs and certain other amounts in order to account for a reasonable share of expenses, so that the accompanying consolidated financial statements reflect substantially all of our costs of doing business.

Our financial statements reflect all of the expenses that Coffeyville Resources incurred on our behalf. Our financial statements therefore include certain expenses incurred by our parent which may include, but are not necessarily limited to, officer and employee salaries and share-based compensation, rent or depreciation, advertising, accounting, tax, legal and information technology services, other selling, general and administrative expenses, costs for defined contribution plans, medical and other employee benefits, and financing costs, including interest, mark-to-market changes in interest rate swap and losses on extinguishment of debt.

Selling, general and administrative expense allocations were based primarily on a percentage of total fertilizer payroll to the total fertilizer and petroleum segment payrolls. Property insurance costs were allocated based upon specific segment valuations. Interest expense, interest income, bank charges, gain (loss) on derivatives and loss on extinguishment of debt were allocated based upon fertilizer divisional equity as a percentage of total CVR Energy debt and equity. See Note 3, Summary of Significant Accounting Policies — Allocation of Costs, in our historical financial statements included elsewhere in this prospectus. The amounts charged or allocated to us are not necessarily indicative of the costs that we would have incurred had we operated as a stand-alone company for all periods presented.

Publicly Traded Partnership Expenses

We expect that our general and administrative expenses will increase due to the costs of operating as a publicly traded partnership, including costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities and registrar and transfer agent fees. We estimate that these incremental general and administrative expenses will approximate $3.5 million per year, excluding the costs associated with this offering and the costs of the initial implementation of our Sarbanes-Oxley Section 404 internal controls review and testing. Our financial statements following this offering will reflect the impact of these expenses, which will affect the comparability of our post-offering results with our financial statements from periods prior to the completion of this offering. Our unaudited pro forma financial statements, however, do not reflect these expenses.

2007 Flood

During the weekend of June 30, 2007, torrential rains in southeast Kansas caused the Verdigris River to overflow its banks and flood the city of Coffeyville. The river crested more than ten feet above flood stage, setting a new record for the river. Our nitrogen fertilizer plant, which is located in close proximity to the Verdigris River, was flooded, sustained damage and required repair.

As a result of the flooding, our nitrogen fertilizer facilities stopped operating on June 30, 2007. Production at the nitrogen fertilizer facility was restarted on July 13, 2007. Due to the downtime, we experienced a significant revenue loss attributable to the property damage during the period when the facilities were not in operation in 2007.

Our results for the year ended December 31, 2007 include net pretax costs, net of anticipated insurance recoveries, of $2.4 million associated with the flood. The 2007 flood had a significant adverse impact on our financial results for the year ended December 31, 2007, a nominal impact for the year ended December 31, 2008 and no impact for the years ended December 31, 2009 and December 31, 2010.

September 2010 UAN Vessel Rupture

On September 30, 2010, our nitrogen fertilizer plant experienced an interruption in operations due to a rupture of a high-pressure UAN vessel. All operations at our nitrogen fertilizer facility were immediately shut down. No one was injured in the incident.

Our nitrogen fertilizer facility had previously scheduled a major turnaround to begin on October 5, 2010. To minimize disruption and impact to the production schedule, the turnaround was accelerated. The turnaround was completed on October 29, 2010 with the gasification and ammonia units in operation. The fertilizer facility restarted production of UAN on November 16, 2010 and as of December 31, 2010, repairs to the facility as a result of the rupture were substantially complete.

The gross costs to repair the damage caused by the incident were approximately $10.5 million. The insurance policy coverage for this incident contains a self insured retention of $2.5 million for physical damages and a 45 day waiting period for business interruption loss. To date insurers have made interim payments of $4.5 million for property damages and $2.2 million for business interruption losses. Additional indemnification will be made for unpaid losses in excess of the retentions as the insurance claim is finalized during the second quarter of 2011.

Fertilizer Plant Property Taxes

Our nitrogen fertilizer plant received a ten year property tax abatement from Montgomery County, Kansas in connection with its construction that expired on December 31, 2007. In connection with the expiration of the abatement, the county reassessed our nitrogen fertilizer plant and classified the nitrogen fertilizer plant as almost entirely real property instead of almost entirely personal property. The reassessment has resulted in an increase to our annual property tax expense for the plant by an average of approximately $10.7 million per year for the years ended December 31, 2008 and December 31, 2009, and approximately $11.7 million for the year ended December 31, 2010. We do not agree with the county’s classification of our nitrogen fertilizer plant and are currently disputing it before the Kansas Court of Tax Appeals, or COTA. However, we have fully accrued and paid for the property tax the county claims we owe for the years ended December 31, 2008 and 2009, and fully accrued such amounts for the year ended December 31, 2010. The first payment in respect of our 2010 property taxes was paid in December 2010 and the second payment will be made in May 2011. This property tax expense is reflected as a direct operating expense in our financial results. An evidentiary hearing before COTA occurred during the first quarter of 2011 regarding our property tax claims for the year ended December 31, 2008. We believe COTA is likely to issue a ruling sometime during 2011. However, the timing of a ruling in the case is uncertain, and there can be no assurance we will receive a ruling in 2011. If we are successful in having the nitrogen fertilizer plant reclassified as personal property, in whole or in part, a portion of the accrued and paid expenses would be refunded to us, which could have a material positive effect on our results of operations. If we are not successful in having the nitrogen fertilizer plant reclassified as personal property, in whole or in part, we expect that we will pay taxes at or below the elevated rates described above. Our competitors do not disclose the property taxes they pay on a quarterly or annual basis, and such taxes may be higher or lower than the taxes we pay, depending on the jurisdiction in which such facilities are located and other factors.

Factors Affecting Results

Our earnings and cash flow from operations are primarily affected by the relationship between nitrogen fertilizer product prices and direct operating expenses. Unlike our competitors, we do not use natural gas as a feedstock and we use a minimal amount of natural gas as an energy source in our operations. As a result, volatile swings in natural gas prices have a minimal impact on our results of operations. Instead, CVR Energy’s adjacent refinery supplies us with most of the pet coke feedstock we need pursuant to a long-term pet coke supply agreement we entered into in October 2007. The price at which nitrogen fertilizer products are ultimately sold depends on numerous factors, including the global supply and demand for nitrogen fertilizer products which, in turn, depends on, among other factors, world grain demand and production levels, changes in world population, the cost and availability of fertilizer transportation infrastructure, weather conditions, the availability of imports and the extent of government intervention in agriculture markets.

Nitrogen fertilizer prices are also affected by local factors, including local market conditions and the operating levels of competing facilities. An expansion or upgrade of competitors’ facilities, international political and economic developments and other factors are likely to continue to play an important role in nitrogen fertilizer industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for nitrogen fertilizer products.

In addition, the demand for fertilizers is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers. Individual farmers make planting decisions based largely on the prospective profitability of a harvest, while the specific varieties and amounts of fertilizer they apply depend on factors like crop prices, their current liquidity, soil conditions, weather patterns and the types of crops planted.

Natural gas is the most significant raw material required in our competitors’ production of nitrogen fertilizers. North American natural gas prices increased significantly in the summer months of 2008 and moderated from these high levels in the last half of 2008. Over the past several years, natural gas prices have experienced high levels of price volatility. This pricing and volatility has a direct impact on our competitors’ cost of producing nitrogen fertilizer.

In order to assess the operating performance of our business, we calculate plant gate price to determine our operating margin. Plant gate price refers to the unit price of fertilizer, in dollars per ton, offered on a delivered basis, excluding shipment costs.

We and other competitors located in the U.S. farm belt share a transportation cost advantage when compared to our out-of-region competitors in serving the U.S. farm belt agricultural market. In 2010, approximately 45% of the corn planted in the United States was grown within a $35/UAN ton freight train rate of our nitrogen fertilizer plant. We are therefore able to cost-effectively sell substantially all of our products in the higher margin agricultural market, whereas a significant portion of our competitors’ revenues are derived from the lower margin industrial market. Because the U.S. farm belt consumes more nitrogen fertilizer than is produced in the region, it must import nitrogen fertilizer from the U.S. Gulf Coast as well as from international producers. Accordingly, U.S. farm belt producers may offer nitrogen fertilizers at prices that factor in the transportation costs of out-of-region producers without having incurred such costs. We estimate that our plant enjoys a transportation cost advantage of approximately $25 per ton over competitors located in the U.S. Gulf Coast. Selling products to customers within economic rail transportation limits of the nitrogen fertilizer plant and keeping transportation costs low are keys to maintaining profitability. Our location on Union Pacific’s main line increases our transportation cost advantage by lowering the costs of bringing our products to customers, assuming freight rates and pipeline tariffs for U.S. Gulf Coast importers as recently in effect. Our products leave the plant either in trucks for direct shipment to customers or in railcars for destinations located principally on the Union Pacific Railroad, and we do not incur any intermediate transfer, storage, barge freight or pipeline freight charges.

The value of nitrogen fertilizer products is also an important consideration in understanding our results. During 2010, we upgraded approximately 60% of our ammonia production into UAN, a product that presently generates a greater value than ammonia. UAN production is a major contributor to our profitability.

The direct operating expense structure of our business also directly affects our profitability. Using a pet coke gasification process, we have a significantly higher percentage of fixed costs than a natural gas-based fertilizer plant. Major fixed operating expenses include electrical energy, employee labor, maintenance, including contract labor, and outside services. These costs comprise the fixed costs associated with the nitrogen fertilizer plant. Variable costs associated with the nitrogen fertilizer plant averaged approximately 14% of direct operating expenses over the 24 months ended December 31, 2010. The average annual operating costs over the 24 months ended December 31, 2010 approximated $85 million, of which substantially all are fixed in nature.

Our largest raw material expense is pet coke, which we purchase from CVR Energy and third parties. In 2010, 2009 and 2008, we spent $7.4 million, $12.8 million and $14.1 million, respectively, for pet coke, which equaled an average cost per ton of $17, $27 and $31, respectively. If pet coke prices rise substantially in the future, we may be unable to increase our prices to recover increased raw material costs, because the price floor for nitrogen fertilizer products is generally correlated with natural gas prices, the primary raw material used by our competitors, and not pet coke prices.

Consistent, safe, and reliable operations at our nitrogen fertilizer plant are critical to our financial performance and results of operations. Unplanned downtime of the nitrogen fertilizer plant may result in lost margin opportunity, increased maintenance expense and a temporary increase in working capital investment and related inventory position. The financial impact of planned downtime, such as major turnaround maintenance, is mitigated through a diligent planning process that takes into account margin environment, the availability of resources to perform the needed maintenance, feedstock logistics and other factors. We generally undergo a facility turnaround every two years. The turnaround typically lasts 13 to 15 days each turnaround year and costs approximately $3 million to $5 million per turnaround. The facility underwent a turnaround in October 2010 at a cost of $3.5 million.

Agreements with CVR Energy

In connection with the initial public offering of CVR Energy and the transfer of the nitrogen fertilizer business to us in October 2007, we entered into a number of agreements with CVR Energy and its affiliates that govern our business relations with CVR Energy. These include the pet coke supply agreement under which we buy the pet coke we use in our nitrogen fertilizer plant; a services agreement, under which CVR Energy and its affiliates provide us with management services including the services of its senior management team; a feedstock and shared services agreement, which governs the provision of feedstocks, including hydrogen, high-pressure steam, nitrogen, instrument air, oxygen and natural gas; a raw water and facilities sharing agreement, which allocates raw water resources between the two businesses; an easement agreement; an environmental agreement; and a lease agreement pursuant to which we lease office space and laboratory space from CVR Energy.

We obtain most (over 70% on average during the last five years) of the pet coke we need from CVR Energy pursuant to the pet coke supply agreement, and procure the remainder on the open market. The price we pay pursuant to the pet coke supply agreement is based on the lesser of a pet coke price derived from the price received by us for UAN, or the UAN-based price, and a pet coke price index. The UAN-based price begins with a pet coke price of $25 per ton based on a price per ton for UAN (exclusive of transportation cost), or netback price, of $205 per ton, and adjusts up or down $0.50 per ton for every $1.00 change in the netback price. The UAN-based price has a ceiling of $40 per ton and a floor of $5 per ton.

The cost of the pet coke supplied by CVR Energy to us in most cases will be lower than the price which we otherwise would pay to third parties. The cost to us will be lower both because the actual price paid will be lower and because we will pay significantly reduced transportation costs (since CVR Energy’s refinery is adjacent to our nitrogen fertilizer plant). If CVR Energy fails to perform in accordance with the pet coke supply agreement, then we would need to purchase pet coke from third parties on the open market, which could negatively impact our results of operations to the extent third-party pet coke is unavailable or available only at higher prices. A $10 per ton increase in the cost of additional third-party coke purchases would increase production costs by approximately $3.75 million per year.

Our pet coke cost per ton purchased from CVR Energy averaged $11, $22 and $30 for the years ended December 31, 2010, 2009 and 2008, respectively. Third-party pet coke prices averaged $40, $37 and $39 for the years ended December 31, 2010, 2009 and 2008, respectively.

The services agreement, which became effective in October 2007, resulted in charges of approximately $8.5 million, $9.3 million, and $10.0 million for the fiscal years ended December 31, 2010, 2009 and 2008, respectively (excluding share-based compensation), in selling, general and administrative expenses (exclusive of depreciation and amortization) in our Consolidated Statements of Operations.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our financial statements. In order to effectively review and assess our historical financial information below, we have also included supplemental operating measures and industry measures that we believe are material to understanding our business.

The tables below provide an overview of our results of operations, relevant market indicators and our key operating statistics during the past three fiscal years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,
Business Financial Results	2010	2009	2008
	(in millions)

Net sales	$180.5	$208.4	$263.0
Cost of product sold (exclusive of depreciation and amortization) — Affiliates	5.8	9.5	11.1
Cost of products sold (exclusive of depreciation and amortization) — Third Parties	28.5	32.7	21.5

	34.3	42.2	32.6
Direct operating expenses (exclusive of depreciation and amortization) — Affiliates(1)	2.3	2.1	0.4
Direct operating expenses (exclusive of depreciation and amortization) — Third Parties(1)	84.4	82.4	85.7

	86.7	84.5	86.1
Selling, general and administrative expenses (exclusive of depreciation and amortization) — Affiliates(1)	16.7	12.3	1.1
Selling, general and administrative expenses (exclusive of depreciation and amortization) — Third Parties(1)	3.9	1.8	8.4

	20.6	14.1	9.5
Depreciation and amortization(2)	18.5	18.7	18.0
Operating income	20.4	48.9	116.8
Net income	33.3	57.9	118.9

(1)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) for the years ended December 31, 2010, 2009 and 2008 include a charge related to CVR Energy’s share-based compensation expense allocated to us by CVR Energy for financial reporting purposes in accordance with ASC 718. We are not responsible for the payment of cash related to any share-based compensation allocated to us by CVR Energy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation.” The charges were:

	Year Ended December 31,
	2010	2009	2008
	(in millions)

Direct operating expenses (exclusive of depreciation and amortization)	$0.7	0.2	$(1.6)
Selling, general and administrative expenses (exclusive of depreciation and amortization)	8.3	3.0	(9.0)

Total	$9.0	$3.2	$(10.6)

(2)	Depreciation and amortization is comprised of the following components as excluded from direct operating expense and selling, general and administrative expense and as included in net costs associated with flood:

	Year Ended December 31,
	2010	2009	2008
	(in millions)

Depreciation and amortization excluded from direct operating expenses	$18.5	$18.7	$18.0
Depreciation and amortization excluded from selling, general and administrative expenses	—	—	—

Total depreciation and amortization	$18.5	$18.7	$18.0

The following tables show selected information about key market indicators and certain operating statistics for our business, respectively:

	Annual Average For
	Year Ended
	December 31,
Market Indicators	2010	2009	2008

Natural gas (dollars per MMbtu)	$4.38	$4.16	$8.91
Ammonia — Southern Plains (dollars per ton)	437	306	707
UAN — corn belt (dollars per ton)	266	218	422

	Year Ended December 31,
Company Operating Statistics	2010	2009	2008
	(dollars in millions, except per unit data and as otherwise indicated)

Production (thousand tons):
Ammonia (gross produced)(1)	392.7	435.2	359.1
Ammonia (net available for sale)(1)	155.6	156.6	112.5
UAN	578.3	677.7	599.2
Pet coke consumed (thousand tons)	436.3	483.5	451.9
Pet coke (cost per ton)(2)	$17	$27	$31
Sales (thousand tons):
Ammonia	164.7	159.9	99.4
UAN	580.7	686.0	594.2

Total	745.4	845.9	693.6
Product price (plant gate) (dollars per ton)(3):
Ammonia	$361	$314	$557
UAN	$179	$198	$303
On-stream factor(4):
Gasifier	89.0%	97.4%	87.8%
Ammonia	87.7%	96.5%	86.2%
UAN	80.8%	94.1%	83.4%
Reconciliation to net sales (dollars in millions):
Freight in revenue	$17.0	$21.3	$18.9
Hydrogen revenue	0.1	0.8	9.0
Sales net plant gate	163.4	186.3	235.1

Total net sales	$180.5	$208.4	$263.0

(1)	The gross tons produced for ammonia represent the total ammonia produced, including ammonia produced that was upgraded into UAN. The net tons available for sale represent the ammonia available for sale that was not upgraded into UAN.

(2)	Our pet coke cost per ton purchased from CVR Energy averaged $11, $22 and $30 for the years ended December 31, 2010, 2009 and 2008, respectively. Third-party pet coke prices averaged $40, $37 and $39 for the years ended December 31, 2010, 2009 and 2008, respectively.

(3)	Plant gate price per ton represents net sales less freight revenue and hydrogen revenue divided by product sales volume in tons in the reporting period. Plant gate price per ton is shown in order to provide a pricing measure that is comparable across the fertilizer industry.

(4)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period. Excluding the impact of the downtime associated with the Linde air separation unit outage, the rupture of the high pressure UAN vessel and the major scheduled turnaround, the on-stream factors for the year ended December 31, 2010 would have been 97.6% for gasifier, 96.8% for ammonia and 96.1% for UAN. Excluding the Linde air separation unit outage in 2009, the on-stream factors would have been 99.3% for gasifier, 98.4% for ammonia and 96.1% for UAN for the year ended December 31, 2009. Excluding the turnaround performed in 2008, the on-stream factors would have been 91.7% for gasifier, 90.2% for ammonia and 87.4% for UAN for the year ended December 31, 2008.

Year Ended December 31, 2010 compared to the Year Ended December 31, 2009

Net Sales.  Nitrogen fertilizer net sales were $180.5 million for the year ended December 31, 2010, compared to $208.4 million for the year ended December 31, 2009. For the year ended December 31, 2010, ammonia, UAN and hydrogen made up $63.0 million, $117.4 million and $0.1 million of our net sales, respectively. This compared to ammonia, UAN and hydrogen net sales of $54.6 million, $153.0 million and $0.8 million for the year ended December 31, 2009, respectively. The decrease of $27.9 million from the year ended December 31, 2010 as compared to the year ended December 31, 2009 was the result of a decline in average UAN plant gate prices coupled with a decline in lower UAN sales volume. This decrease was partially offset by higher ammonia sales volumes coupled with higher ammonia prices on a year-over-year basis. Both UAN and ammonia sales were negatively impacted by the downtime associated with the scheduled maintenance turnaround. Additionally, UAN production and sales were negatively impacted by the downtime associated with the rupture of a high-pressure UAN vessel. The UAN vessel ruptured on September 30, 2010 and production of UAN did not commence until November 16, 2010. The following table demonstrates the impact of changes in sales volumes and sales price for ammonia and UAN for the year ended December 31, 2010 compared to the year ended December 31, 2009.

	Year Ended December 31, 2010			Year Ended December 31, 2009			Total Variance		Price	Volume
	Volume (1)	$ per ton (2)	Sales $ (3)	Volume (1)	$ per ton (2)	Sales $ (3)	Volume (1)	Sales $ (3)	Variance	Variance
									(in millions)

Ammonia	164,668	$382	$63.0	159,860	$342	$54.6	4,808	$8.4	$6.5	$1.9
UAN	580,684	$202	$117.4	686,009	$223	$153.0	(105,325)	$(35.6)	$(14.2)	$(21.4)

(1)	Sales volume in tons.

(2)	Includes freight charges.

(3)	Sales dollars in millions.

In regard to product sales volumes for the year ended December 31, 2010, our nitrogen fertilizer operations experienced an increase of 3% in ammonia sales unit volumes and a decrease of 15% in UAN sales unit volumes. On-stream factors (total number of hours operated divided by total hours in the reporting period) for 2010 compared to 2009 were lower for all units of our nitrogen fertilizer operations, primarily due to unscheduled downtime associated with the Linde air separation unit outage, the UAN vessel rupture and the completion of the biennial scheduled turnaround for the nitrogen fertilizer plant completed in the fourth quarter of 2010. It is typical to experience brief outages in complex manufacturing operations such as the nitrogen fertilizer plant which result in less than one hundred percent on-stream availability for one or more specific units.

Plant gate prices are prices at the designated delivery point less any freight cost we absorb to deliver the product. We believe plant gate price is meaningful because we sell products both at our plant gate (sold plant) and delivered to the customer’s designated delivery site (sold delivered) and the percentage of sold plant versus sold delivered can change month to month or year to year. The plant gate price provides a measure that is consistently comparable period to period. Plant gate prices for the year ended December 31, 2010 for ammonia were greater than plant gate prices for the year ended December 31, 2009 by approximately 15%. Conversely, UAN plant gate prices for UAN were approximately 10% lower during the year ended December 31, 2010 than the plant gate prices for the year ended December 31, 2009. The fertilizer industry experienced an unprecedented pricing cycle starting in 2008. Significant increases in average plant gate prices for 2008 had a carryover effect on 2009 average UAN prices primarily for the first half of 2009, before they began to decrease in the second half of 2009 and into the first half of 2010. Average ammonia plant gate prices for 2009 were negatively impacted by the lack of a fall planting season and rebounded in 2010 due to increased fall planting season demand. Prices for UAN and ammonia recovered in the second half of 2010.

Cost of Product Sold (Exclusive of Depreciation and Amortization).  Cost of product sold (exclusive of depreciation and amortization) is primarily comprised of pet coke expense and freight and distribution expenses. Cost of product sold excluding depreciation and amortization for the year ended December 31, 2010 was $34.3 million, compared to $42.2 million for the year ended December 31, 2009. Of this $7.9 million decrease, $3.8 million resulted from lower costs from transactions with affiliates and $4.1 million from lower costs from third parties. A $5.5 million decline in pet coke costs ($3.9 million from transactions with affiliates) was the principal contributor to the decrease with the remaining decrease of $2.4 million primarily attributable to lower UAN sales volume (105,325 tons) driven by downtime associated with the major scheduled turnaround and the UAN vessel rupture.

Direct Operating Expenses (Exclusive of Depreciation and Amortization).  Direct operating expenses (exclusive of depreciation and amortization) for our nitrogen fertilizer operations include costs associated with the actual operations of the nitrogen fertilizer plant, such as repairs and maintenance, energy and utility costs, property taxes, catalyst and chemical costs, outside services, labor and environmental compliance costs. Nitrogen fertilizer direct operating expenses (exclusive of depreciation and amortization) for the year ended December 31, 2010 were $86.7 million, as compared to $84.5 million for the year ended December 31, 2009. The increase of $2.2 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009, was due to a $2.0 million increase in costs from third parties coupled with a $0.2 million increase in direct operating costs from transactions with affiliates. The $2.2 million net increase was primarily the result of increases in expenses associated with the turnaround ($3.5 million), property taxes ($2.5 million), net UAN reactor repairs and maintenance expense ($1.5 million), labor ($1.4 million) and refractory brick amortization ($0.7 million). The turnaround expenses for 2010 are the result of the nitrogen fertilizers business’ biennial turnaround. The increase in property taxes for the year ended December 31, 2010 was the result of an increased valuation assessment on the nitrogen fertilizer plant as well as the expiration of a tax abatement for the Linde air separation unit for which we pay taxes in accordance with our agreement with Linde. These increases in direct operating expenses were partially offset by decreases in expenses associated with energy and utilities ($6.0 million), catalyst ($1.1 million) and insurance ($0.7 million). The majority of the decrease in energy and utilities expenses reflects a $4.8 million settlement of an electric rate case with the City of Coffeyville in the third quarter of 2010. This $4.8 million refund of amounts paid between August 2008 through July 2010 is a one-time event.

Selling, General and Administrative Expenses (Exclusive of Depreciation and Amortization).  Selling, general and administrative expenses include the direct selling, general and administrative expenses of our business as well as certain expenses incurred by our affiliates, CVR Energy and Coffeyville Resources, on our behalf and billed or allocated to us. Certain of our expenses are subject to the services agreement with CVR Energy and our general partner. Selling, general and administrative expenses (exclusive of depreciation and amortization) were $20.6 million for the year ended December 31, 2010, as compared to $14.2 million for the year ended December 31, 2009. This variance was primarily the result of increases in share based compensation expense of $5.3 million, asset write-offs of $1.5 million and outside services of $0.6 million. These increases were partially offset by lower costs from affiliates that resulted from decreased expenses related to the services agreement.

Operating Income.  Nitrogen fertilizer operating income was $20.4 million for the year ended December 31, 2010, or 11% of net sales, as compared to $48.9 million for the year ended December 31, 2009, or 23% of net sales. This decrease of $28.5 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009, was the result of a decline in the nitrogen fertilizer margin ($20.0 million), increases in selling, general and administrative expenses ($6.4 million), primarily attributable to an increase in share-based compensation expense, and an increase in direct operating expenses (exclusive of depreciation and amortization) ($2.2 million).

Interest Income.  Interest income for the year ended December 31, 2010 and 2009 is the result of interest income derived from the outstanding balance owed to us by Coffeyville Resources as well as interest income earned on cash balances in our business’ bank accounts. Interest income was $13.1 million for the year ended December 31, 2010, as compared to $9.0 million for the year ended December 31, 2009. The amount of interest income earned on our cash balances in our bank accounts was nominal; as such the interest income was primarily attributable to the amounts owed to us by Coffeyville Resources. The due from affiliate balance was distributed to Coffeyville Resources in December, 2010. Accordingly, such amounts are no longer owed to us.

Income Tax Expense.  Income tax expense for the year ended December 31, 2010 and 2009, was immaterial and consisted of amounts payable pursuant to a Texas state franchise tax.

Net Income.  For the year ended December 31, 2010, net income was $33.3 million as compared to $57.9 million of net income for the year ended December 31, 2009, a decrease of $24.6 million. The decrease in net income was primarily due to the decrease in our profit margin, coupled with an increase in selling, general and administrative expenses (exclusive of depreciation and amortization). These impacts were partially offset by a decrease in direct operating expenses (exclusive of depreciation and amortization) and an increase in interest income.

Year Ended December 31, 2009 compared to the Year Ended December 31, 2008

Net Sales.  Our net sales were $208.4 million for the year ended December 31, 2009, compared to $263.0 million for the year ended December 31, 2008. For the year ended December 31, 2009, ammonia, UAN and hydrogen made up $54.6 million, $153.0 million and $0.8 million of our net sales, respectively. This compared to ammonia, UAN and hydrogen net sales of $59.2 million, $194.8 million and $9.0 million for the year ended December 31, 2008, respectively. The decrease of $54.6 million from the year ended December 31, 2009, as compared to the year ended December 31, 2008, was the result of increases in overall sales volumes, offset by lower plant gate prices. The following table demonstrates the impact of changes in sales volume and sales price for ammonia and UAN for the year ended December 31, 2009 compared to the year ended December 31, 2008.

	Year Ended December 31, 2009			Year Ended December 31, 2008			Total Variance		Price	Volume
	Volume (1)	$ per ton (2)	Sales $ (3)	Volume (1)	$ per ton (2)	Sales $ (3)	Volume (1)	Sales $ (3)	Variance	Variance
									(in millions)
Ammonia	159,860	$342	$54.6	99,374	$596	$59.2	60,486	$(4.6)	$(25.3)	$20.7
UAN	686,009	$223	$153.0	594,203	$328	$194.8	91,806	$(41.7)	$(62.2)	$20.5

(1)	Sales volume in tons.

(2)	Includes freight charges.

(3)	Sales dollars in millions.

In regard to product sales volumes for the year ended December 31, 2009, our operations experienced an increase of 61% in ammonia sales unit volumes and an increase of 15% in UAN sales unit volumes. The downtime associated with the biennial turnaround in 2008 led to reduced sales volumes during that year. On-stream factors (total number of hours operated divided by total hours in the reporting period) for 2009 compared to 2008 were higher for all units of our operations, primarily due to unscheduled downtime and the completion of the biennial scheduled turnaround for the nitrogen fertilizer plant completed in October 2008. It is typical to experience brief outages in complex manufacturing operations such as the nitrogen fertilizer plant which result in less than one hundred percent on-stream availability for one or more specific units.

Plant gate prices are prices at the designated delivery point less any freight cost we absorb to deliver the product. We believe plant gate price is meaningful because we sell products both at our plant gate (sold plant) and delivered to the customer’s designated delivery site (sold delivered) and the percentage of sold plant versus sold delivered can change month to month or year to year. The plant gate price provides a measure that is consistently comparable period to period. Plant gate prices for the year ended December 31, 2009, for ammonia and UAN were less than plant gate prices for the comparable period of 2008 by 44% and 34%, respectively. We believe the dramatic decrease in nitrogen fertilizer prices was due primarily to adverse global economic conditions.

Cost of Product Sold (Exclusive of Depreciation and Amortization).  Cost of product sold (exclusive of depreciation and amortization) is primarily comprised of pet coke expense and freight and distribution expenses. Cost of product sold excluding depreciation and amortization for the year ended December 31, 2009 was $42.2 million compared to $32.6 million for the year ended December 31, 2008. The increase of $9.6 million for the year ended December 31, 2009, as compared to the year ended December 31, 2008, resulted from higher costs of third-party transactions of $11.2 million which were partially offset by $1.6 million in lower costs from affiliate transactions. The decrease in affiliate costs was principally the result of lower pet coke costs. Cost increases were primarily the result of increased sales volumes for both ammonia and UAN, which contributed to $6.1 million of the increase, additional freight expense of $2.6 million and hydrogen costs of $1.6 million. These increases were partially offset by a decrease in pet coke cost of $1.2 million over the comparable period.

Direct Operating Expenses (Exclusive of Depreciation and Amortization).  Direct operating expenses (exclusive of depreciation and amortization) for our operations include costs associated with the actual operations of our plant, such as repairs and maintenance, energy and utility costs, catalyst and chemical costs, outside services, labor and environmental compliance costs. Direct operating expenses (exclusive of depreciation and amortization) for the year ended December 31, 2009, were $84.5 million as compared to $86.1 million for the year ended December 31, 2008. Direct operating expenses from third parties decreased by approximately $3.4 million while direct operating expenses from affiliates increased by approximately $1.7 million primarily as a result of an increase in share-based compensation expense. The decrease of $3.4 million of direct operating expenses (exclusive of depreciation and amortization) from third-parties for the year ended December 31, 2009, as compared to the year ended December 31, 2008, was primarily the result of net decreases in expenses associated with downtime repairs and maintenance ($6.5 million), turnaround ($3.4 million), outside services and other direct operating expenses ($0.7 million), property taxes ($0.7 million), and insurance ($0.2 million). The decrease in expenses associated with downtime repairs and maintenance expense for the year ended December 31, 2009 was attributable to the fact that the biennial turnaround occurred in 2008 and not 2009. Due to the maintenance that occurred during the 2008 turnaround, repairs and maintenance to the operating units decreased in 2009. These decreases in direct operating expenses were partially offset by increases in expenses associated with utilities ($4.4 million), labor ($2.4 million), catalyst ($1.0 million) and combined with a decrease in the price we receive for sulfur produced as a byproduct of our manufacturing process ($2.0 million). The increase in energy and utilities for the year ended December 31, 2009 was partially attributable to our increased on-stream times for our processing units that in turn resulted in higher electrical costs. Additionally, our electrical rates were higher for the year ended December 31, 2009 compared to the year ended December 31, 2008 as a result of the City of Coffeyville charging a higher rate for electricity, starting in August 2008, than what had been agreed to in our electricity contract. Our increased catalyst costs for the year ended December 31, 2009 were primarily attributable to our increased on-stream times on a year-over-year basis. Labor costs for the year ended December 31, 2009 were higher than the year ended December 31, 2008, primarily as a result of share-based compensation expense charged to direct operating expense. See below for further discussion of share-based compensation expense movements.

Selling, General and Administrative Expenses (Exclusive of Depreciation and Amortization).  Selling, general and administrative expenses (exclusive of depreciation and amortization) include the direct selling, general and administrative expenses of our business as well as certain expenses incurred by our affiliates, CVR Energy and Coffeyville Resources, on our behalf and billed or allocated to us. Certain of our expenses are subject to the services agreement with CVR Energy and our general partner. Selling, general and administrative expenses (exclusive of depreciation and amortization) were $14.1 million for the year ended December 31, 2009, as compared to $9.5 million for the year ended December 31, 2008. This variance was primarily the result of an increase in payroll costs ($12.1 million), partially offset by a decrease in outside services ($2.9 million), asset write-offs ($3.8 million) and amounts incurred from affiliate transactions related to the services agreement ($0.8 million). The increase in payroll related expenses was primarily attributable to share-based compensation expense of $3.0 million for the year ended December 31, 2009, compared to a reversal of share-based compensation expense of $9.0 million for the year ended December 31, 2008. The increase in share-based compensation was a result of an increase in CVR Energy’s stock price from 2008 to 2009. Outside services costs for the year ended December 31, 2009 decreased primarily as a result of the fact that for the year ended December 31, 2008 we wrote-off previously deferred costs associated with our withdrawn initial public offering in 2008. The decrease in asset write-offs for the year ended December 31, 2009 was primarily the result of assets written-off and replaced during the biennial turnaround performed in the fourth quarter of 2008.

Depreciation and Amortization.  Our depreciation and amortization increased to $18.7 million for the year ended December 31, 2009, compared to $18.0 million for the year ended December 31, 2008. The increase in depreciation and amortization for the year ended December 31, 2009, as compared to the year ended December 31, 2008, was the result of fixed assets placed into service in 2009 as well as during the second half of 2008. The fixed assets placed into service during the second half of 2008 received a full year of depreciation expense recognition in 2009 compared to a partial year of depreciation expense recognition in 2008.

Operating Income.  Our operating income was $48.9 million for the year ended December 31, 2009, or 23% of net sales, as compared to $116.8 million for the year ended December 31, 2008, or 44% of net sales. This decrease of $67.9 million for the year ended December 31, 2009, as compared to the year ended December 31, 2008, was the result of a decline in our profit margin ($64.2 million), increases in selling, general and administrative expenses ($4.7 million), primarily attributable to an increase in share-based compensation expense and an increase in our depreciation and amortization ($0.7 million) partially off set by lower direct operating expenses ($1.6 million).

Interest Income.  Interest income for the years ended December 31, 2009 and 2008 resulted from interest income derived from the outstanding balance owed to us by Coffeyville Resources as well as interest income earned on cash balances in our business’s bank accounts. Interest income was $9.0 million for the year ended December 31, 2009, as compared to $2.0 million for the year ended December 31, 2008. The amount of interest income earned on our cash balances for our bank accounts was nominal; as such the interest income was primarily attributable to amounts owed to us from Coffeyville Resources. The increase in interest income for 2009 was a result of increased borrowings for the year ended December 31, 2009 by Coffeyville Resources. The amounts owed to us were included in the due from affiliate on our Consolidated Balance Sheets contained elsewhere in this prospectus. The due from affiliate balance was distributed to Coffeyville Resources in December 2010. Accordingly, such amounts will no longer be owed to us.

Income Tax Expense.  Income tax expense for the years ended December 31, 2009 and 2008, was immaterial and consisted of amounts payable pursuant to a Texas state franchise tax.

Net Income.  Net income for the year ended December 31, 2009, was $57.9 million as compared to net income of $118.9 million for the year ended December 31, 2008. Net income decreased $61.0 million for the year ended December 31, 2009, as compared to the year ended December 31, 2008, was primarily due to a decrease in fertilizer profit margins coupled with an increase in selling, general and administrative expenses (exclusive of depreciation and amortization) and depreciation and amortization expense. These impacts were partially offset by a decrease in direct operating expenses (exclusive of depreciation and amortization) and an increase in interest income.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. In order to apply these principles, management must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events. Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus. Our critical accounting policies, which are described below, could materially affect the amounts recorded in our financial statements.

Impairment of Long-Lived Assets

We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the various classes of depreciable assets. When assets are placed in service, we make estimates of what we believe are their reasonable useful lives. We account for impairment of long-lived assets in accordance with ASC 360, Property, Plant and Equipment — Impairment or Disposal of Long-Lived Assets, or ASC 360. In accordance with ASC 360, we review long-lived assets (excluding goodwill, intangible assets with indefinite lives, and deferred tax assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized for the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of their carrying value or fair value less cost to sell.

Goodwill

To comply with ASC 350, Intangibles — Goodwill and Other, or ASC 350, we perform a test for goodwill impairment annually or more frequently in the event we determine that a triggering event has occurred. Our annual testing is performed as of November 1, 2010. Goodwill and other intangible accounting standards provide that goodwill and other intangible assets with indefinite lives are not amortized but instead are tested for impairment on an annual basis. In accordance with these standards, we completed our annual test for impairment of goodwill as of November 1, 2010 and 2009, respectively. For 2010 and 2009, the annual test of impairment indicated that goodwill was not impaired.

The annual review of impairment was performed by comparing the carrying value of the partnership to its estimated fair value. The valuation analysis used both income and market approaches as described below:

•	Income Approach: To determine fair value, we discounted the expected future cash flows for the reporting unit utilizing observable market data to the extent available. The discount rate used for the 2010 and 2009 impairment test was 14.6% and 13.4%, respectively, representing the estimated weighted-average costs of capital, which reflects the overall level of inherent risk involved in the reporting unit and the rate of return an outside investor would expect to earn.

•	Market-Based Approach: To determine the fair value of the reporting unit, we also utilized a market based approach. We used the guideline company method, which focuses on comparing our risk profile and growth prospects to select reasonably similar publicly traded companies.

We assigned an equal weighting of 50% to the result of both the income approach and market based approach based upon the reliability and relevance of the data used in each analysis. This weighting was deemed reasonable as the guideline public companies have a high-level of comparability with the reporting unit and the projections used in the income approach were prepared using current estimates.

Allocation of Costs

Our consolidated financial statements include an allocation of costs that have been incurred by CVR Energy or Coffeyville Resources on our behalf. The allocation of such costs are governed by the services agreement entered into by CVR Energy and us and affiliated companies in October 2007. The services agreement provides guidance for the treatment of certain general and administrative expenses and certain direct operating expenses incurred on our behalf. Such expenses incurred include, but are not limited to, salaries, benefits, share-based compensation expense, insurance, accounting, tax, legal and technology services. Prior to the services agreement such costs were allocated to us based upon certain assumptions and estimates that were made in order to allocate a reasonable share of such expenses to us, so that the consolidated financial statements reflect substantially all costs of doing business. The authoritative guidance to allocate such costs is set forth in Staff Accounting Bulletin, or SAB Topic 1-B “Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

Additionally, prior to the services agreement, certain expenses such as interest expense, interest income, bank charges, gain (loss) on derivatives and loss on extinguishment of debt were allocated based upon fertilizer divisional equity as a percentage of total CVR Energy debt and equity. Certain selling, general and administrative expense allocations were based primarily on a percentage of total fertilizer payroll to the total fertilizer and petroleum segment payrolls. In addition, allocations were also based upon the nature of the expense incurred. Property insurance costs, included in direct operating expenses (exclusive of depreciation and amortization), were allocated based upon specific segment valuations.

If shared costs rise or the method by which we allocate shared costs changes, additional general and administrative expenses could be allocated to us, which could be material. In addition, the amounts charged or allocated to us are not necessarily indicative of the cost that we will incur in the future operating as a stand-alone company.

Share-Based Compensation

We have been allocated non-cash share-based compensation expense from CVR Energy and from Coffeyville Acquisition III. CVR Energy accounts for share-based compensation in accordance with ASC 718 Compensation — Stock Compensation, or ASC 718, as well as guidance regarding the accounting for share-based compensation granted to employees of an equity method investee. In accordance with ASC 718, CVR Energy and Coffeyville Acquisition III apply a fair-value based measurement method in accounting for share-based compensation. We recognize the costs of the share-based compensation incurred by CVR Energy and Coffeyville Acquisition III on our behalf primarily in selling, general and administrative expenses (exclusive of depreciation and amortization), and a corresponding increase or decrease to partners’ capital, as the costs are incurred on our behalf, following the guidance issued by the FASB regarding the accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling goods or services, which require remeasurement at each reporting period through the performance commitment period, or in our case, through the vesting period.

Costs are allocated by CVR Energy and Coffeyville Acquisition III based upon the percentage of time a CVR Energy employee provides services to us. In the event an individual’s roles and responsibilities change with respect to services provided to us, a reassessment is performed to determine if the allocation percentages should be adjusted. In accordance with the services agreement, we will not be responsible for the payment of cash related to any share-based compensation allocated to us by CVR Energy.

There is considerable judgment in the determination of the significant assumptions used in determining the fair value of the share-based compensation allocated to us from CVR Energy and Coffeyville Acquisition III. Changes in the assumptions used to determine the fair value of compensation expense associated with share-based compensation arrangements could result in material changes in the amounts allocated to us from CVR Energy and Coffeyville Acquisition III. Share-based compensation for financial statement purposes allocated to us from CVR Energy in the future will depend and be based upon the market value of CVR Energy’s common stock.

Liquidity and Capital Resources

Our principal source of liquidity has historically been cash from operations. In connection with the completion of this offering, we will enter into our own new credit facility and to be removed as a guarantor or obligor, as applicable, under Coffeyville Resources’ credit facility, 9.0% First Lien Senior Secured Notes due 2015 and 10.875% Second Lien Senior Secured Notes due 2017. Our principal uses of cash are expected to be operations, distributions, capital expenditures and funding our debt service obligations. We believe that our cash from operations will be adequate to satisfy commercial commitments for the next twelve months and that the net proceeds from this offering and borrowings under our new credit facility will be adequate to fund our planned capital expenditures, including the intended UAN expansion, for the next twelve months.

New Credit Facility

Concurrently with the closing of this offering, we intend to enter into a new credit facility with Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent, and the other parties thereto.

We expect that the new credit facility will include (i) a term loan facility of $125.0 million and (ii) a revolving credit facility of $25.0 million. The new credit facility will also include an uncommitted incremental facility of up to $50.0 million. The borrower under the new credit facility will be CRNF, and CVR Partners will provide a guarantee. We expect the term loans and the revolving credit facility will mature in 2016.

Our new credit facility will include borrowing capacity available for letters of credit. Borrowings under our new credit facility will be subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of all representations and warranties. We expect that the credit facility will be used to fund our ongoing working capital needs, letters of credit and for general partnership purposes, including potential future acquisitions and expansions. The revolving portion of our credit facility could also be used to fund quarterly distributions at the option of the board of directors of our general partner, although we currently do not intend to borrow in order to make quarterly distributions.

Guarantees and Security

All obligations under the new credit facility will be unconditionally guaranteed by CVR Partners and substantially all of our future, direct and indirect, domestic subsidiaries. All obligations under the new credit facility and the guarantees of those obligations will be secured, subject to certain exceptions, by a security interest in substantially all of the assets of CVR Partners and CRNF and all of the capital stock of CRNF and each domestic subsidiary owned by CVR Partners or CRNF. CVR Energy and certain of its subsidiaries (including the general partner in its individual capacity) will enter into a master consent and agreement with Goldman Sachs Lending Partners LLC, as collateral agent under the new credit facility, pursuant to which they will consent to the assignment of the Partnership’s and CRNF’s rights under the intercompany agreements with CVR Energy and certain of its subsidiaries to the collateral agent as collateral for the new credit facility. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy” for a discussion of these intercompany agreements. Among other things, the master consent and agreement will provide the collateral agent with the ability to cure defaults and to transfer the Partnership’s and CRNF’s rights under the intercompany agreements to a third party in the event our assets are sold or otherwise disposed of by the collateral agent pursuant to the security documents.

Interest Rate and Fees

Borrowings under our new credit facility will bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the rate of interest quoted in the Wall Street Journal as the prime rate, (2) the federal funds effective rate plus 0.50% and (3) the sum of the adjusted Eurodollar rate that would be applicable to a Eurodollar rate loan with an interest period of one month commencing on such date and the excess of the applicable margin with respect to Eurodollar rate loans over the applicable margin with respect to base rate loans, plus, in each case, an applicable margin or (b) an adjusted Eurodollar rate plus an applicable margin. The applicable margins under the new credit facility are subject to step-ups and step-downs based on our leverage ratio. In addition to paying interest on outstanding principal under our new credit facility, we will be required to pay a commitment fee, in respect of the unutilized commitments thereunder, of 0.50% per annum multiplied by such unutilized commitments. We will also be required to pay customary letter of credit fees, including, without limitation, a letter of credit fee equal to the applicable margin on revolving credit LIBOR loans and fronting fees.

Mandatory Prepayments

We will be required to prepay outstanding amounts under our term facility in an amount equal to the net proceeds from the sale of assets or from insurance or condemnation awards related to collateral, in each case subject to certain reinvestment rights. In addition, we will be required to prepay outstanding amounts under our term facility with the net proceeds from certain issuances of debt (other than debt permitted to be incurred under our new credit facility).

Voluntary Prepayments/Commitment Reductions

At any time, we may voluntarily reduce the unutilized portion of the revolving commitment amount, and prepay, in whole or in part, outstanding amounts under our new credit facility without premium or penalty other than customary “breakage” costs with respect to Eurodollar rate loans.

Amortization and Final Maturity

There is no scheduled amortization under our new credit facility. All outstanding amounts under our new credit facility will be due and payable in full five years after the closing date of the new credit facility.

Restrictive Covenants and Other Matters

Our new credit facility will require us to maintain (i) a minimum interest coverage ratio (ratio of Consolidated Adjusted EBITDA to interest) as of any fiscal quarter of 3.0 to 1.0 and (ii) a maximum leverage ratio (ratio of debt to Consolidated Adjusted EBITDA) of (a) as of any fiscal quarter ending after the closing date and prior to December 31, 2011, 3.50 to 1.0, and (b) as of any fiscal quarter ending on or after December 31, 2011, 3.0 to 1.0 in all cases calculated on a trailing four quarter basis. For the year ended December 31, 2010, our interest coverage ratio, on a pro forma basis, would have been 9.3 to 1.0, and our leverage ratio would have been 2.0 to 1.0, and for the twelve months ending March 31, 2012, we estimate our interest coverage ratio would be 26.5 to 1.0 and our leverage ratio would be 0.7 to 1.0. In addition, the new credit facility will include negative covenants that will, subject to significant exceptions, limit our ability and the ability of certain of our subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness, guarantees and other contingent obligations;

•	incur liens;

•	make negative pledges;

•	pay dividends or make other distributions;

•	make payments to our subsidiary;

•	make certain loans and investments;

•	consolidate, merge or sell all or substantially all of our assets;

•	enter into sale-leaseback transactions; and

•	enter into transactions with affiliates.

The new credit facility will provide that we can make distributions to holders of our common units, but only if we are in compliance with our leverage ratio and interest coverage ratio covenants on a pro forma basis after giving effect to any distribution and there is no default or event of default under the facility.

The new credit facility is expected to contain certain customary representations and warranties, affirmative covenants and events of default, including among other things, payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the new credit facility to be in force and effect, and change of control. An event of default will also be triggered if CVR Energy terminates or violates any of its covenants in any of the intercompany agreements between us and CVR Energy and such action has a material adverse effect on us. If an event of default occurs, the administrative agent under the new credit facility would be entitled to take various actions, including the acceleration of amounts due under the new credit facility and all actions permitted to be taken by a secured creditor.

Capital Spending

We divide our capital spending needs into two categories: maintenance and growth. Maintenance capital spending includes only non-discretionary maintenance projects and projects required to comply with environmental, health and safety regulations. Our maintenance capital spending totaled approximately $8.9 million in 2010 and is expected to be approximately $32.8 million in the aggregate over the four-year period beginning 2011. Major scheduled turnaround expenses are expensed when incurred. Capital expenditures are for discretionary projects. Our new credit facility may limit the amount we can spend on capital expenditures.

The following table sets forth our estimate of capital spending for our business for the years presented (other than 2010, which reflects actual spending). Our future capital spending will be determined by the board of directors of our general partner. The data contained in the table below represents our current plans, but these plans may change as a result of unforeseen circumstances and we may revise these estimates from time to time or not spend the amounts in the manner allocated below.

	Actual	Estimated
	2010	2011	2012	2013	2014
	($ in millions)

UAN expansion	1.0	40.0	65.0	—	—
Other	0.2	2.4	—	—	—

Growth capital expenditures	1.2	42.4	65.0	—	—
Maintenance capital expenditures	$8.9	$6.5	$11.4	$7.4	$7.5

Total estimated capital spending before turnaround expenses	10.1	48.9	76.4	7.4	7.5
Major scheduled turnaround expenses	3.5	—	4.0	—	4.0

Total estimated capital spending including major scheduled turnaround expense	$13.6	$48.9	$80.4	$7.4	$11.5

Our estimated capital expenditures are subject to change due to unanticipated increases in the cost, scope and completion time for our capital projects. For example, we may experience increases in labor or equipment costs necessary to comply with government regulations or to complete projects that sustain or improve the profitability of our nitrogen fertilizer plant. Capital spending for our business has been and will be determined by our general partner. We intend to move forward with the UAN expansion. We expect that the approximately $135.0 million UAN expansion, for which approximately $31.0 million had been spent as of December 31, 2010, will take 18 to 24 months to complete and will be funded with approximately $104.0 million of the net proceeds from this offering. Based on average UAN and ammonia pricing and volumes from 2008 to 2010 of $227 per ton of UAN, $411 per ton of ammonia, and 142,000 net tons of ammonia for sale, an ammonia to UAN conversion rate of 0.41 tons of ammonia per ton of UAN and assuming ammonia to UAN conversion costs of $12 per ton (which was our average conversion cost for the year ended December 31, 2010), we currently estimate that the UAN expansion would yield approximately $16 million in incremental EBITDA. Maintenance capital expenditures will be funded using cash flow from operations, and other capital projects will be funded with borrowings under our revolving credit facility and future credit agreements.

Senior Secured Notes

On April 6, 2010, Coffeyville Resources and its newly formed wholly-owned subsidiary, Coffeyville Finance Inc., completed a private offering of $275.0 million aggregate principal amount of 9.0% First Lien Senior Secured Notes due 2015, or the First Lien Notes, and $225.0 million aggregate principal amount of 10.875% Second Lien Senior Secured Notes due 2017, or the Second Lien Notes, and together with the First Lien Notes, the Notes. The First Lien Notes mature on April 1, 2015, unless earlier redeemed or repurchased, and the Second Lien Notes mature on April 1, 2017, unless earlier redeemed or repurchased.

In the event of a Fertilizer Business Event (as defined in the indentures governing the Notes), Coffeyville Resources is required to offer to purchase a portion of the Notes from holders at a purchase price equal to 103% of the principal amount thereof plus accrued and unpaid interest. In addition, the Notes provide that upon the occurrence of a Fertilizer Business Event, our guarantee thereof will be fully and unconditionally released, and the assets of the fertilizer business will no longer constitute collateral for the benefit of the Notes (but the common units which Coffeyville Resources owns in us will remain collateral for the benefit of the Notes). This offering of common units will trigger a Fertilizer Business Event, and we plan to pay a special distribution to Coffeyville Resources with a portion of the proceeds of this offering. See “Use of Proceeds.” In addition, as a result of the Fertilizer Business Event, we will no longer be subject to the negative covenants contained in the indentures governing the Notes.

Cash Flows

Operating Activities

For purposes of this cash flow discussion, we define trade working capital as accounts receivable, inventory and accounts payable. Other working capital is defined as all other current assets and liabilities except trade working capital.

Net cash provided by operating activities for the year ended December 31, 2010 was $75.9 million. This positive cash flow from operating activities was primarily attributable to net income and increased in cash flow from trade and other working capital. Net income was driven by a strong fertilizer price environment which was partially offset by a decline in overall sales volume that resulted from downtime associated with the major scheduled turnaround and rupture of high pressure UAN vessel in the fourth quarter. Trade working capital for the year ended December 31, 2010 increased our operating cash flow by $9.3 million and was attributable to a $2.1 million decrease in inventory and a $9.4 million increase in accounts payable partially offset by a $2.2 million increase in accounts receivable. With respect to other working capital for the year ended December 31, 2010, the primary source of cash was an $8.4 million increase in deferred revenue. Deferred revenue represents customer prepaid deposits for the future delivery of our nitrogen fertilizer products. Additionally we received insurance proceeds of approximately $4.3 million related to the repairs, maintenance and other associated costs of the UAN vessel rupture, of which approximately $3.2 million is included in cash flows from operating activities and the remaining balance is included in cash flows from investing activities. This was partially offset by the establishment of $4.5 million insurance receivable associated with the UAN vessel rupture and a $2.7 million increase in prepaid expenses and other current assets.

Net cash flows from operating activities for the year ended December 31, 2009 were $85.5 million. The positive cash flow from operating activities generated over this period was primarily driven by a strong sales volumes and a favorable fertilizer price environment. Also positively impacting cash flows from operations were favorable changes in other working capital. These positive cash flows were partially offset by net decreases in cash from trade working capital. Trade working capital for the year ended December 31, 2009 reduced our operating cash flow by $0.3 million. For the year ended December 31, 2009, accounts receivable decreased by $3.2 million and inventory decreased by $5.7 million resulting in a net inflow of cash of $8.9 million. These inflows of cash due to changes in trade working capital were offset by a decrease in accounts payable, or a use of cash, of $9.2 million. With respect to other working capital, the primary source of cash during the year ended December 31, 2009, was a $4.5 million increase in deferred revenue and a $1.5 million decrease in prepaid expenses and other current assets. Deferred revenue represents customer prepaid deposits for the future delivery of our nitrogen fertilizer products.

Net cash flows from operating activities for the year ended December 31, 2008 were $123.5 million. The positive cash flow from operating activities generated over this period was primarily driven by a strong fertilizer price environment partially offset by net decreases in cash from trade working capital and other working capital. Trade working capital for the year ended December 31, 2008 reduced our operating cash flow by $4.6 million. For the year ended December 31, 2008, accounts receivable increased by $3.2 million while inventory increased by $11.5 million resulting in a net use of cash of $14.7 million. These uses of cash due to changes in trade working capital were offset by an increase in accounts payable, or a source of cash, of $10.1 million. With respect to other working capital, the primary source of cash during the year ended December 31, 2008 was a $5.3 million increase in accrued expenses and other current liabilities. Offsetting this source of cash was a decrease in deferred revenue of $7.4 million. Deferred revenue represents customer prepaid deposits for the future delivery of our nitrogen fertilizer products.

Investing Activities

Net cash used in investing activities for the years ended December 31, 2010, 2009 and 2008 was $9.0 million, $13.4 million and $23.5 million, respectively. Net cash used in investing activities principally relates to capital expenditures. Capital expenditures in 2010 were partially offset by approximately $1.1 million of insurance proceeds received in connection with the rupture of the high-pressure VAN vessel. Increased levels of capital spending occurred for the years ended December 31, 2009 and December 31, 2008 primarily due to preliminary expenditures related to the UAN expansion. Additionally, increased capital spending also was incurred for the year ended December 31, 2008 due to assets purchased to replace assets retired during the turnaround in 2008.

Financing Activities

Net cash used in financing activities for the years ended December 31, 2010, 2009 and 2008 was $29.6 million, $75.8 million and $105.3 million, respectively. For the year ended December 31, 2010, $29.0 million of the net cash used in financing activities was attributable to amounts loaned to our affiliate with the rest due to deferred costs of this offering. For the year ended December 31, 2009, net cash used in financing activities was entirely attributable to amounts loaned to our affiliates. For the year ended December 31, 2008, we made cash distributions to Coffeyville Resources which totaled $50.0 million. Additionally, for the year ended December 31, 2008, we loaned $53.1 million to our affiliate. For the year ended December 31, 2008, the remaining cash outflows were primarily attributable to the payment of costs related to a previously withdrawn securities offering.

Capital and Commercial Commitments

We are required to make payments relating to various types of obligations. The following table summarizes our minimum payments as of December 31, 2010 relating to operating leases, unconditional purchase obligations and environmental liabilities for the five years ending December 31, 2015 and thereafter.

Our ability to make payments on and to refinance our indebtedness, to make distributions, to fund planned capital expenditures and to satisfy our other capital and commercial commitments will depend on our ability to generate cash flow in the future. This, to a certain extent, is subject to nitrogen fertilizer margins, natural gas prices and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Contractual Obligations

	Payments Due by Period
	Total	2011	2012	2013	2014	2015	Thereafter
	(in millions)

Long-term debt(1)	$—	$—	$—	$—	$—	$—	$—
Operating leases(2)	16.8	4.4	4.5	3.7	2.0	1.2	1.0
Unconditional purchase obligations(3)	55.0	5.6	5.7	6.0	6.0	6.1	25.6
Unconditional purchase obligations with affiliates(4)	110.1	6.3	6.4	6.6	6.6	6.6	77.6
Environmental liabilities(5)	0.1	0.1	—	—	—	—	—

Total	$182.0	$16.4	$16.6	$16.3	$14.6	$13.9	$104.2

(1)	We will enter into a new credit facility in connection with the closing of this offering. The new credit facility will include a $125.0 million term loan, which will be fully drawn at closing, and a $25.0 million revolving credit facility, which will be undrawn at closing. On a pro forma basis giving effect to these borrowings, the principal payments due by period in respect thereof would be zero for 2011 through 2015 and $125.0 million thereafter, and the interest payments due by period in respect thereof based on a current expected interest rate of 4.0% would have been $3.9 million for 2011, $5.1 million for 2012, $5.1 million for 2013, $5.1 million for 2014, $5.1 million for 2015 and $1.2 million thereafter. These amounts have not been included in the table above as they were not contractual obligations as of December 31, 2010.

(2)	We lease various facilities and equipment, primarily railcars, under non-cancelable operating leases for various periods.

(3)	The amount includes commitments under an electric supply agreement with the city of Coffeyville and a product supply agreement with Linde.

(4)	The amount includes commitments under our long-term pet coke supply agreement with CVR Energy having an initial term that ends in 2027, subject to renewal.

(5)	Represents our estimated remaining costs of remediation to address environmental contamination resulting from a reported release of UAN in 2005 pursuant to the State of Kansas Voluntary Cleanup and Property Redevelopment Program.

Under our long-term pet coke supply agreement with CVR Energy, we may become obligated to provide security for our payment obligations under the agreement if in CVR Energy’s sole judgment there is a material adverse change in our financial condition or liquidity position or in our ability to make payments. This security may not exceed an amount equal to 21 times the average daily dollar value of pet coke we purchase for the 90-day period preceding the date on which CVR Energy gives us notice that it has deemed that a material adverse change has occurred. Unless otherwise agreed by CVR Energy and us, we can provide such security by means of a standby or documentary letter of credit, prepayment, a surety instrument, or a combination of the foregoing. If we do not provide such security, CVR Energy may require us to pay for future deliveries of pet coke on a cash-on-delivery basis, failing which it may suspend delivery of pet coke until such security is provided and terminate the agreement upon 30 days’ prior written notice. Additionally, we may terminate the agreement within 60 days of providing security, so long as we provide five days’ prior written notice.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our new credit facility, in an amount sufficient to enable us to make quarterly distributions, finance necessary capital expenditures, service our indebtedness or fund our other liquidity needs. We may seek to sell assets or issue debt securities or additional equity securities to fund our liquidity needs but may not be able to do so. We may also need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2010-06, “Improving Disclosures about Fair Value Measurements” an amendment to Accounting Standards Codification, or ASC, Topic 820, “Fair Value Measurements and Disclosures.” This amendment requires an entity to: (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, (ii) present separate information for Level 3 activity pertaining to gross purchases, sales, issuances, and settlements and (iii) enhance disclosures of assets and liabilities subject to fair value measurements. The provisions of ASU No. 2010-06 are effective for us for interim and annual reporting beginning after December 15, 2009, with one new disclosure effective after December 15, 2010. We adopted this ASU as of January 1, 2010. The adoption of this standard did not impact our financial position or results of operations.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” as such term is defined within the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We do not currently use derivative financial instruments to manage risks related to changes in prices of commodities (e.g., ammonia, UAN or pet coke) or interest rates. Given that our business is currently based entirely in the United States, we are not directly exposed to foreign currency exchange rate risk.

We do not engage in activities that expose us to speculative or non-operating risks, including derivative trading activities. In the opinion of our management, there is no derivative financial instrument that correlates effectively with, and has a trading volume sufficient to hedge, our firm commitments and forecasted commodity purchase or sales transactions. Our management will continue to monitor whether financial derivatives become available which could effectively hedge identified risks and management may in the future elect to use derivative financial instruments consistent with our overall business objectives to avoid unnecessary risk and to limit, to the extent practical, risks associated with our operating activities.

INDUSTRY OVERVIEW

Fertilizer Overview

Plants require three essential nutrients in order to grow for which there are no substitutes: nitrogen, phosphate and potassium. Each nutrient plays a different role in plant development. Nitrogen is the most important element for plant growth because it is a building block of protein and chlorophyll. The supply of nitrogen not only determines growth, but also vigor, color and most importantly, yield. Phosphate is essential to plant root development and is required for photosynthesis, seed germination and the efficient usage of water. Potassium improves a plant’s ability to withstand the stress of drought, disease, cold weather, weeds and insects. Although these nutrients are naturally found in soil, they are depleted over time by farming, which leads to declines in crop productivity. To replenish these nutrients farmers must apply fertilizer. Of these three nutrients, nitrogen is most quickly depleted, and as such, must be replenished every year. Phosphates and potassium, in the form of potash, can remain in soil for up to three years.

Global fertilizer demand is driven primarily by population growth, dietary changes in the developing world and increased bio-fuel consumption. As the global population grows, more food is required from decreasing farm land per capita. To increase food production from available land, more fertilizer must be used.

According to the IFA, from 1972 to 2010, global fertilizer demand grew 2.1% annually and global nitrogen fertilizer demand grew at a faster rate of 2.8% annually. According to the IFA, during that 38-year period, U.S. fertilizer demand grew 0.6% annually and U.S. nitrogen fertilizer demand grew at a faster rate of 1.2% annually. Fertilizer use is projected to increase by 45% between 2005 and 2030 to meet global food demand, according to a study funded by the Food and Agriculture Organization of the United Nations.

In 2008, global fertilizer consumption was approximately 172.7 million nutrient tons — 109.4 million tons of nitrogen (63%), 37.7 million tons of phosphate (22%), and 25.6 million tons of potash (15%). Over time, these percentages have remained relatively constant, with the exception of the 2008 – 2009 economic crisis. During the crisis, farmers delayed fertilizer application in anticipation of lower fertilizer prices. Because nitrogen is not retained in soil and must be applied each year, it experienced a significantly smaller volume decline than phosphate and potash. According to Blue Johnson, U.S. potash and phosphate fertilizer volumes for 2009 both fell by 43% from 2008 levels, whereas nitrogen fertilizer volumes fell by only 12%.

Global Fertilizer Consumption Over Time
(Millions of Metric Tons)

Note: Nutrient Tonnes; Fertilizer Years
Source: International Fertilizer Industry Association; U.S. Bureau of the Census, International Data Base

Currently, the developed world uses fertilizer more intensively than the developing world, but sustained economic growth in emerging markets is increasing food demand and fertilizer use. As such, populations are shifting to more protein-rich diets as their incomes increase, with such consumption requiring larger amounts of grain for animal feed. As an example, China’s grain production increased 31% between September 2001 and September 2010, but still failed to keep pace with increases in demand, prompting China to double its grain imports over the same period, according to the USDA.

World Grain Production and Stock to Use Ratios
Millions of Tonnes, Stock to Use Ratio

Note: Grains include barley, corn, oats, sorghum, and wheat. Stock to use ratio is ending inventory / consumption for that year. Years are fertilizer years ending on June 30. Data as of February 28, 2011.
Source: USDA

The United States is the world’s largest exporter of coarse grains, accounting for 46% of world exports and 31% of total world production according to the USDA. The United States is also the world’s third largest consumer of nitrogen fertilizer and historically the largest importer of nitrogen fertilizer. Nitrogen fertilizer consumption in the United States is driven by three of its most important crops — corn, wheat and cotton — with corn being the largest consumer of nitrogen fertilizer in total and on a per acre basis. Global demand for corn has increased significantly, leading to an increase in U.S. corn production of 18% over the last four years, according to the USDA. Domestically, corn demand increases are being driven primarily by increased government ethanol mandates and by increased global demand for grain. The Energy Independence and Security Act of 2007 requires fuel producers to use at least 36 billion gallons of ethanol by 2022, a nearly 37% increase over current levels. In 2009, 3,677 million bushels of corn a year, or 24% of U.S. production, was used to produce ethanol. To meet the government mandate, the Department of Agriculture and Consumer Economics at the University of Illinois at Urbana-Champaign estimates that corn used to produce ethanol will need to increase to 4,400 million bushels for the 12 months ending June 2011.

World grain demand has increased 11% over the last five years, resulting in the lowest projected grain ending stocks in the United States since 1995 despite increased planted acreage and robust harvests during recent years. This tight supply environment has led to significant increases in grain prices, which are highly supportive of fertilizer prices. For example, during the last five years, corn prices in Illinois have averaged $3.80 per bushel, an increase of 80% above the average price of $2.12 per bushel during the preceding five years, and recent prices have been as high as $6.98 per bushel. Similarly, the average price for wheat during the last five years is 71% higher than the average price during the preceding five years. Fertilizer costs represent approximately 18% to 25% of a U.S. farmer’s total input costs but have the greatest effect on the farmers’ yield. For example, corn yields are directly proportional to the level of nitrogen fertilizer applied, giving farmers an economic incentive to increase the amount of fertilizer used, particularly at existing corn prices. At existing grain prices and prices implied by futures markets, farmers are expected to generate substantial profits, leading to relatively inelastic demand for fertilizers.

Breakdown of U.S. Farmer Total Input Costs

Note: Fixed Costs include labor, machinery, land, taxes, insurance, and other

Nitrogen Fertilizers

The four principal nitrogen-based fertilizer products are:

Ammonia.  Ammonia is used as a direct application fertilizer; however, it is primarily used as a building block for other nitrogen fertilizer products. Ammonia, consisting of 82% nitrogen, is stored either as a refrigerated liquid at minus 27 degrees Fahrenheit, or under pressure if not refrigerated. It is a hazardous gas at ambient temperatures, making it difficult and costly to transport. The direct application of ammonia requires farmers to make a considerable investment in pressurized storage tanks and injection machinery, and can take place only under a narrow range of ambient conditions. Ammonia is traded globally; however, transportation costs are significant.

Ammonia is produced by reacting gaseous nitrogen with hydrogen at high pressure and temperature in the presence of a catalyst. Traditionally, nearly all hydrogen produced for the manufacture of nitrogen-based fertilizers is produced by reforming natural gas at a high temperature and pressure in the presence of water and a catalyst. This process consumes a significant amount of natural gas, and as a result, production costs fluctuate significantly with changes in natural gas prices.

Alternatively, hydrogen used for the manufacture of ammonia can also be produced by gasifying pet coke or coal. Pet coke is produced during the petroleum refining process. The pet coke gasification process, which we utilize at our nitrogen fertilizer plant provides us with a cost advantage compared to U.S. Gulf Coast and offshore producers. Our nitrogen fertilizer plant’s pet coke gasification process uses almost no natural gas, whereas natural gas is the sole feedstock for substantially all of our competitors, accounting for 85-90% of their production costs historically.

Urea Ammonium Nitrate Solution.  Urea can be combined with ammonium nitrate solution to make liquid nitrogen fertilizer (urea ammonium nitrate or UAN). These solutions contain 32% nitrogen and are easy and safe to store and transport. Unlike ammonia and urea, UAN can be applied throughout the growing season and can be applied in tandem with pesticides and fungicides, providing farmers with flexibility and cost savings. The convenience of UAN fertilizer has led to an 8.5% increase in its consumption from 2000 through 2010 (estimated) on a nitrogen content basis, whereas ammonia fertilizer consumption decreased by 2.4% for the same period, according to data supplied by Blue Johnson. UAN benefits from an attractive combination of ammonium nitrate’s immediate release of nutrients to the plant, and urea’s slow form fertilization. UAN is not widely traded globally because it is costly to transport (it is approximately 65% water) and because its consumption is concentrated in the United States, which accounts for 60% of global consumption. Therefore, there is little risk to U.S. UAN producers of an influx of UAN from foreign imports. As a result of these factors, UAN commands a price premium to urea, on a nitrogen equivalent basis, as illustrated in the chart below.

Farm Belt UAN Price Premium vs.
Southern Plains Ammonia and Farm Belt Urea

Source: Green Markets

Urea.  Urea is mostly produced as a coated, granular solid containing 46% nitrogen and is suitable for use in bulk fertilizer blends containing the other two principal fertilizer nutrients, phosphate and potash. Urea accounts for 58% of the global nitrogen fertilizer market and 25% of the U.S. nitrogen fertilizer market. Urea is produced and traded worldwide and as a result, has less stable margins. We do not produce merchant urea.

Ammonium Nitrate.  Ammonium nitrate is a dry, granular form of nitrogen-based fertilizer. We do not produce this product. Ammonium nitrate is also used for explosives; however we only handle the aqueous, non-explosive form, and therefore we are not subject to homeland security regulations concerning the dry form.

North American Nitrogen Fertilizer Industry

The five largest producers in the North American nitrogen fertilizer industry are Agrium, CF Industries, Koch Industries, Potash Corporation and Yara, all of which use natural gas-based production methods. Over the last five years, U.S. natural gas supplies have increased with advances in extracting shale gas. Over that period, prices at the Henry Hub pricing point have averaged $6.06 per MMbtu, with a spot price low of $1.88 per MMbtu in 2009 and a spot price high of $13.31 per MMbtu in 2008. North American natural gas prices have declined significantly since 2008, giving North American producers a significant and sustainable cost advantage over former Soviet Union and Western European producers. Ukrainian producers now serve as the global swing producers. Their production costs, based on high cost natural gas purchased from Russia, plus transportation costs over land to regional ports and then ocean freight to the U.S. Gulf Coast, serve as the price floor for the U.S. market, which imports approximately 48% of its nitrogen fertilizer needs.

Natural Gas Prices
United States and Western Europe

Note: European prices converted from GBP/Therm to $/MMBtu, based on daily exchange rate
Historical Sources: NBP Weekly Spot Rate, Henry Hub Weekly Spot Rate
Forecast Sources: NBP Forward Rate 3/7/2011, Henry Hub Futures Nymex Exchange 3/7/2011

Over the last decade, North American fertilizer production capacity has declined significantly due to plant closures. In the United States, production capacity fell by 34% between 1999 and 2010 due to capacity closures, and no new plants have been built since our nitrogen fertilizer plant was constructed in 2000. Prior to the construction of our plant, the most recent plant to be built was completed in 1977. The North American fertilizer industry has also experienced significant consolidation from merger and acquisition activity. In 2003, Koch Industries acquired Farmland’s nitrogen fertilizer assets, in 2008 Yara acquired Saskferco and in 2010 CF Industries acquired Terra Industries. During this period, U.S. consumption has increased which has led to an increase in imports. As a result of these and other developments, the top five producers have increased their market share in North America from 56% in 2000 to 78% today. Further opportunity to consolidate exists today as a number of smaller nitrogen fertilizer assets are held by companies that do not have a fertilizer focus.

Our production facility is located in the farm belt, which refers to the states of Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Texas and Wisconsin. In 2010, the farm belt consumed approximately 3.8 million tons of ammonia and 6.8 million tons of UAN. Based on Blue Johnson, we estimate that our UAN production in 2010 represented approximately 5.1% of the total U.S. UAN use and our net ammonia production represented less than 1.0% of the total U.S. ammonia use.

Fertilizer Pricing Trends

During the 1990s, ammonia prices in the Southern Plains, a region within our primary market, typically fluctuated between $125 and $225 per ton. During that time, the U.S. nitrogen fertilizer industry was oversupplied. During the 2000s, natural gas prices rose and U.S. production declined significantly following plant closures and consolidation due to merger and acquisition activity. At the same time, world demand for grain continued to increase, leading to tightening nitrogen fertilizer markets. During the last decade nitrogen fertilizer prices decoupled from natural gas prices and became driven primarily by demand dynamics. In 2008, nitrogen fertilizer experienced a dramatic increase in price commensurate with other fertilizer nutrients and other global commodities such as metals. The 2008–2009 global economic crisis prompted a decline in fertilizer prices and fertilizer demand;

however, the long-term supply and demand trends remained intact, leading to a strong recovery of fertilizer demand and pricing shortly after the onset of the financial crisis. Today, nitrogen fertilizer prices continue to benefit from strong global fundamentals for agricultural products. A particularly strong relationship exists between global grain prices and nitrogen fertilizer prices. For example, U.S. 30-day corn and wheat futures increased 104% and 74% from June 1, 2010 to February 28, 2011. During this same time period, Southern Plains ammonia prices increased 67% from $360 per ton to $603 per ton and corn belt UAN prices increased 41% from $252 per ton to $354 per ton. Despite the growth in prices, prices in forward markets are available at or very near current levels. This environment is supportive of high farmer profits, which are in turn supportive of sustained high fertilizer prices and demand.

Historical U.S. Nitrogen Fertilizer Prices
($ per ton)

Source: Green Markets

The transportation costs related to shipping ammonia and UAN into the farm belt are substantial and shipping into this region is difficult; it costs an estimated $25 per ton to ship these fertilizers from the U.S. Gulf Coast to Hastings, Nebraska, a major U.S. trading hub for ammonia and UAN near NuStar’s Aurora pipeline. As a result, locally based fertilizer producers, such as us, enjoy a distribution cost advantage over U.S. Gulf Coast ammonia and UAN producers and importers. As illustrated in the exhibit below, Southern Plains spot ammonia and corn belt spot UAN prices averaged $444 per ton and $277 per ton, respectively, from 2006 through February 2011, based on data provided by Blue Johnson, which represents an average 26% and 21% premium, respectively, over U.S. Gulf Coast prices.

Premium of Southern Plains Ammonia and Cornbelt UAN to U.S. Gulf
Prices ($ per ton)

Note: 3 month rolling premium of Southern Plains Ammonia and Cornbelt UAN to U.S. Gulf NOLA Barge Ammonia and UAN prices.
Source: Blue, Johnson & Associates, Inc. Report, 2010, Green Markets for U.S. Gulf prices after September 2010.

BUSINESS

Overview

We are a Delaware limited partnership formed by CVR Energy to own, operate and grow our nitrogen fertilizer business. Strategically located adjacent to CVR Energy’s refinery in Coffeyville, Kansas, our nitrogen fertilizer manufacturing facility is the only operation in North America that utilizes a petroleum coke, or pet coke, gasification process to produce nitrogen fertilizer. Our facility includes a 1,225 ton-per-day ammonia unit, a 2,025 ton-per-day UAN unit, and a gasifier complex having a capacity of 84 million standard cubic feet per day. Our gasifier is a dual-train facility, with each gasifier able to function independently of the other, thereby providing redundancy and improving our reliability. We upgrade a majority of the ammonia we produce to higher margin UAN fertilizer, an aqueous solution of urea and ammonium nitrate which has historically commanded a premium price over ammonia. In 2010, we produced 392,745 tons of ammonia, of which approximately 60% was upgraded into 578,272 tons of UAN.

We intend to expand our existing asset base and utilize the experience of CVR Energy’s management team to execute our growth strategy. Our growth strategy includes expanding production of UAN and potentially acquiring additional infrastructure and production assets. Following completion of this offering, we intend to move forward with a significant two-year plant expansion designed to increase our UAN production by 400,000 tons, or approximately 50%, per year. CVR Energy, a New York Stock Exchange listed company, which following this offering will indirectly own our general partner and approximately 73.7% of our outstanding common units, currently operates a 115,000 barrel-per-day, or bpd, sour crude oil refinery and ancillary businesses.

The primary raw material feedstock utilized in our nitrogen fertilizer production process is pet coke, which is produced during the crude oil refining process. In contrast, substantially all of our nitrogen fertilizer competitors use natural gas as their primary raw material feedstock. Historically, pet coke has been significantly less expensive than natural gas on a per ton of fertilizer produced basis and pet coke prices have been more stable when compared to natural gas prices. By using pet coke as the primary raw material feedstock instead of natural gas, we believe our nitrogen fertilizer business has historically been the lowest cost producer and marketer of ammonia and UAN fertilizers in North America. The facility uses a gasification process for which we have a fully paid, perpetual license from an affiliate of The General Electric Company, or General Electric, to convert pet coke to high purity hydrogen for subsequent conversion to ammonia. We currently purchase most of our pet coke (between 950 and 1,050 tons per day) from CVR Energy pursuant to a long-term agreement having an initial term that ends in 2027, subject to renewal. During the past five years, over 70% of the pet coke utilized by our plant was produced and supplied by CVR Energy’s crude oil refinery. Our plant uses another 250 to 300 tons per day from unaffiliated, third-party sources such as other Midwestern refineries or pet coke brokers.

We generated net sales of $180.5 million, $208.4 million and $263.0 million, net income of $33.3 million, $57.9 million and $118.9 million, and EBITDA of $38.7 million, $67.6 million and $134.9 million, for the years ended December 31, 2010, 2009 and 2008, respectively. For a reconciliation of EBITDA to net income, see footnote 5 under “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial Information.”

Our Competitive Strengths

Pure-Play Nitrogen Fertilizer Company.  We believe that as a pure-play nitrogen fertilizer company we are well positioned to benefit from positive trends in the nitrogen fertilizer market in general and the UAN market in particular, including strengthening demand, tightening supply, rising crop prices and increased corn acreage. We derive substantially all of our revenue from the production and sale of nitrogen fertilizers, primarily in the agricultural market, whereas most of our competitors are meaningfully diversified into other crop nutrients, such as phosphate and potash, and make significant sales into the lower-margin industrial market. For example, our largest public competitors, Agrium, Potash Corporation, Yara (excluding blended fertilizers) and CF Industries (after giving effect to its acquisition of Terra Industries) derived 90%, 91%, 47% and 22% of their sales in 2010, respectively, from the sale of products other than nitrogen fertilizer used in the agricultural market. Nitrogen fertilizer production is a higher margin, growing business with more stable demand compared to the production of the two other essential crop nutrients, potash and phosphate, because nitrogen is depleted in the soil more quickly than those nutrients and therefore must be reapplied annually. During the last five years, ammonia and UAN prices averaged $467 and $292 per ton, respectively, which is a substantial increase from the average prices of $276 and $159 per ton, respectively, during the prior five-year period. Over the last ten years, global nitrogen fertilizer demand has shown a compound annual growth rate of 2.1% and is expected to grow 1.0% per year through 2020, according to Blue Johnson.

The following table shows the consolidated impact of a $50 per ton change in UAN pricing and a $100 per ton change in ammonia pricing on our EBITDA based on the assumptions described herein relative to the actual prices we realized for the year ended December 31, 2010 and our forecasted pricing for the twelve month period ending March 31, 2012:

Illustrative Sensitivity to UAN and Ammonia Prices(1)

							Sensitivity Using
						Actual	Forecasted
						2010 Results(3)	3/31/2012 Prices(1)(4)
UAN Price	$150	$200	$250	$300	$350	$179	$278
Ammonia Price	300	400	500	600	700	361	547
Net Sales(2)	171	221	271	321	371	180	297
EBITDA(2)	24	74	124	174	224	39	150
Available Cash(2)	13	63	113	163	213	31	140

(1)	The price sensitivity analysis in this table is based on the assumptions described in our forecast of EBITDA for the twelve months ending March 31, 2012, including 157,400 ammonia tons sold, 686,200 UAN tons sold, cost of product sold of $48.3 million, direct operating expenses of $84.5 million and selling, general and administrative expenses of $14.2 million. This table is presented to show the sensitivity of our EBITDA forecast for the twelve months ending March 31, 2012 of $150.4 million to specified changes in ammonia and UAN prices. Spot ammonia and UAN prices were $602.50 and $354.08, respectively, per ton as of February 28, 2011. There can be no assurance that we will achieve our EBITDA forecast for the twelve months ending March 31, 2012 or any of the specified levels of EBITDA indicated above, or that UAN and ammonia pricing will achieve any of the levels specified above. See “Our Cash Distribution Policy and Restrictions on Distribution — Forecasted Available Cash” for a reconciliation of our EBITDA forecast to our net income forecast for the twelve months ending March 31, 2012 and a discussion of the assumptions underlying our forecast.

(2)	Dollars in millions.

(3)	This column shows (1) actual average UAN and ammonia prices and our actual net sales and EBITDA for the year ended December 31, 2010 and (2) pro forma available cash for the year ended December 31, 2010. See “Our Cash Distribution Policy and Restrictions on Distributions — Pro Forma Available Cash.”

(4)	Reflects forecasted average UAN and ammonia pricing for the twelve months ending March 31, 2012 and the production and expense assumptions set forth in footnote 1 above.

High Margin Nitrogen Fertilizer Producer.  Our unique combination of pet coke raw material usage, premium product focus and transportation cost advantage has helped to keep our costs low and has enabled us to generate high margins. In 2010, 2009 and 2008, our operating margins were 11%, 23% and 44%, respectively (our 2010 operating margins were negatively affected by downtime associated with the Linde air separation outage, the rupture of a high-pressure UAN vessel and the major scheduled turnaround). Over the last five years, U.S. natural gas prices at the Henry Hub pricing point have averaged $6.06 per MMbtu. The following table shows our cost advantage for the year ended December 31, 2010 as compared to an illustrative natural gas-based competitor in the U.S. Gulf Coast:

CVR Partners’ Cost Advantage over an Illustrative U.S. Gulf Coast Natural Gas-Based Competitor

	($ per ton, unless otherwise noted)
	CVR Partners’ Ammonia Cost Advantage				CVR Partners’ UAN Cost Advantage
Illustrative	Illustrative Competitor		CVR Partners		Illustrative Competitor		CVR Partners
Natural Gas		Total			Competitor
Delivered		Competitor		Ammonia	Ammonia	Total		UAN
Price	Gas	Ammonia	Ammonia	Cost	cost per ton	Competitor	UAN	Cost
($/MMbtu)	Cost(a)	Costs(b)(c)(e)	Costs(d)(e)	Advantage	UAN(f)	UAN Costs(c)(e)(g)	Costs(e)(f)(h)	Advantage

$4.00	$132	$193	$194	$(1)	$65	$98	$87	$11

4.50	149	210	194	16	72	105	87	18

5.50	182	243	194	49	85	118	87	31

6.50	215	276	194	82	99	132	87	45

7.50	248	309	194	115	113	146	87	59

(a)	Assumes 33 MMbtu of natural gas to produce a ton of ammonia, based on Blue Johnson.
(b)	Assumes $27 per ton operating cost for ammonia, based on Blue Johnson.
(c)	Assumes incremental $34 per ton transportation cost from the U.S. Gulf Coast to the mid-continent for ammonia and $15 per ton for UAN, based on recently published rail and pipeline tariffs.
(d)	CVR Partners’ ammonia cost consists of $19 per ton of ammonia in pet coke costs and $175 per ton of ammonia in operating costs for the year ended December 31, 2009.
(e)	The cost data included in this chart for an illustrative competitor assumes property taxes, whereas the cost data included for CVR Partners includes the cost of our property taxes other than property taxes currently in dispute. CVR Partners is currently disputing the amount of property taxes which it has been required to pay in recent years. For information on the effect of disputed property taxes on our actual production costs, see product production cost data and footnote 7 under “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial Information.” See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability — Fertilizer Plant Property Taxes.”
(f)	Each ton of UAN contains approximately 0.41 tons of ammonia. Illustrative competitor UAN cost per ton data removes $34 per ton in transportation costs for ammonia.
(g)	Assumes $18 per ton cash conversion cost to UAN, based on Blue Johnson.
(h)	CVR Partners’ UAN conversion cost was $12 per ton for the year ended December 31, 2010. $10.82 per ton of ammonia production costs are not transferable to UAN costs.

•	Cost Advantage. We operate the only nitrogen fertilizer production facility in North America that uses pet coke gasification to produce nitrogen fertilizer, which has historically given us a cost advantage over competitors that use natural gas-based production methods. Our costs are approximately 79% fixed and relatively stable, which allows us to benefit directly from increases in nitrogen fertilizer prices. Our fixed costs consist primarily of electrical energy, employee labor, maintenance, including contract labor, and outside services. Our variable costs consist primarily of pet coke. Our pet coke costs have historically remained relatively stable, averaging $25 per ton since we began operating under our current structure in October 2007, with a high of $31 per ton for 2008 and a low of $17 per ton for 2010. Third-party pet coke prices have averaged $41 per ton for third-party pet coke over the last five years, with a high of $49 per ton for 2007 and a low of $34 per ton for 2006. Substantially all of our nitrogen fertilizer competitors use natural gas as their primary raw material feedstock (with natural gas constituting approximately 85-90% of their production costs based on historical data) and are therefore heavily impacted by changes in natural gas prices.

•	Premium Product Focus. We focus on producing higher margin, higher growth UAN nitrogen fertilizer. Historically, UAN has accounted for approximately 80% of our product tons sold. UAN commands a price premium over ammonia and urea on a nutrient ton basis. Unlike ammonia and urea, UAN is easier to apply and can be applied throughout the growing season to crops directly or mixed with crop protection products, which reduces energy and labor costs for farmers. In addition, UAN is safer to handle than ammonia. The convenience of UAN fertilizer has led to an 8.5% increase in its consumption from 2000 through 2010 (estimated) on a nitrogen content basis, whereas ammonia fertilizer consumption decreased by 2.4% for the same period, according to data supplied by Blue Johnson. We currently upgrade 60% of our ammonia production into UAN and plan to expand our upgrading capacity to have the flexibility to upgrade all of our ammonia production into UAN.

•	Strategically Located Asset. We and other competitors located in the U.S. farm belt share a transportation cost advantage when compared to our out-of-region competitors in serving the U.S. farm belt agricultural market. In 2010, approximately 45% of the corn planted in the United States was grown within a $35/UAN ton freight train rate of our nitrogen fertilizer plant. We are therefore able to cost-effectively sell substantially all of our products in the higher margin agricultural market, whereas, according to publicly available information prepared by our competitors, a significant portion of our competitors’ revenues are derived from the lower margin industrial market. Because the U.S. farm belt consumes more nitrogen fertilizer than is produced in the region, it must import nitrogen fertilizer from the U.S. Gulf Coast as well as from international producers. Accordingly, U.S. farm belt producers may offer nitrogen fertilizers at prices that factor in the transportation costs of out-of-region producers without having incurred such costs. We estimate that our plant enjoys a transportation cost advantage of approximately $25 per ton over competitors located in the U.S. Gulf Coast, based on a comparison of our actual transportation costs and recently published rail and pipeline tariffs. Our location on Union Pacific’s main line increases our transportation cost advantage by lowering the costs of bringing our products to customers. Our products leave the plant either in trucks for direct shipment to customers (in which case we incur no transportation cost) or in railcars for destinations located principally on the Union Pacific Railroad. We do not incur any intermediate transfer, storage barge freight or pipeline freight charges.

Highly Reliable Pet Coke Gasification Fertilizer Plant with Low Capital Requirements.  Our nitrogen fertilizer plant was completed in 2000 and, based on data supplied by Blue Johnson, is the newest nitrogen fertilizer plant built in North America. Prior to our plant’s construction in 2000, the last ammonia plant built in the United States was constructed in 1977. Construction of a new nitrogen fertilizer facility would require significant capital investment. Our nitrogen fertilizer facility was built with the dual objectives of being low cost and reliable. Our facility has low maintenance costs, with maintenance capital expenditures ranging between approximately $3 million and $9 million per year from 2007 through 2010. We have configured the plant to have a dual-train gasifier complex, with each gasifier able to function independently of the other, thereby providing redundancy and improving our reliability. We use gasification technology that has been proven through over 50 years of industrial use, principally for power generation. In 2010, our gasifier had an on-stream factor, which is defined as the total number of hours operated divided by the total number of hours in the reporting period, in excess of 97% excluding the impact of downtime associated with the Linde air separation outage, the rupture of a high pressure UAN vessel and the major scheduled turnaround.

Experienced Management Team.  We are managed by CVR Energy’s management pursuant to a services agreement. Mr. John J. Lipinski, Chief Executive Officer, has over 38 years of experience in the refining and chemicals industries. Mr. Stanley A. Riemann, Chief Operating Officer, has over 37 years of experience in the fertilizer and energy industries, including experience running one of the largest fertilizer manufacturing systems in the United States at Farmland. Mr. Edward A. Morgan, Chief Financial Officer, has over 18 years of finance experience. Mr. Kevan Vick, Executive Vice President and Fertilizer General Manager, has over 34 years of experience in the nitrogen fertilizer industry and was previously the general manager of nitrogen fertilizer manufacturing at Farmland. Mr. Vick leads a senior operations team whose members have an average of 22 years of experience in the fertilizer industry. Most of the members of our senior operations team were on-site during the construction and startup of our nitrogen fertilizer plant in 2000.

Our Business Strategy

Our objective is to maximize quarterly distributions to our unitholders by operating our nitrogen fertilizer facility in an efficient manner, maximizing production time and growing profitably within the nitrogen fertilizer industry. We intend to accomplish this objective through the following strategies:

•	Pay Out All of the Available Cash We Generate Each Quarter. Our strategy is to pay out all of the available cash we generate each quarter. We expect that holders of our common units will receive a greater percentage of our operating cash flow when compared to our publicly traded competitors across the broader fertilizer sector, such as Agrium, Potash Corporation, CF Industries, Yara and Terra Nitrogen. These companies have provided an average dividend yield of 0.1%, 0.3%, 0.4%, 1.6% and 6.9%, respectively, as of February 28, 2011, compared to our expected distribution yield of 12.0% (calculated by dividing our forecasted distribution for the twelve months ending March 31, 2012 of $1.92 per common unit by the initial public offering price per common unit on the cover page of this prospectus). The board of directors of our general partner will adopt a policy under which we will distribute all of the available cash we generate each quarter, as described in “Our Cash Distribution Policy and Restrictions On Distributions” on page 54. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distributions or otherwise to reserve cash for future distributions, and we do not intend to incur debt to pay quarterly distributions. Unlike many publicly traded partnerships that have economic general partner interests and incentive distribution rights that entitle the general partner to receive disproportionate percentages of cash distributions as distributions increase (often up to 50%), our general partner will have a non-economic interest and no incentive distribution rights, and will therefore not be entitled to receive cash distributions. Our common unitholders will receive 100% of our cash distributions.

•	Pursue Growth Opportunities. We are well positioned to grow organically, through acquisitions, or both.

•	Expand UAN Capacity. We intend to move forward with an expansion of our nitrogen fertilizer plant that is designed to increase our UAN production capacity by 400,000 tons, or approximately 50%, per year. This approximately $135.0 million expansion, for which approximately $31.0 million had been spent as of December 31, 2010, will allow us the flexibility to upgrade all of our ammonia production when market conditions favor UAN. We expect that this additional UAN production capacity will improve our margins, as UAN has historically been a higher margin product than ammonia. We expect that the UAN expansion will take 18 to 24 months to complete and will be funded with approximately $104.0 million of the net proceeds from this offering.

•	Selectively Pursue Accretive Acquisitions. We intend to evaluate strategic acquisitions within the nitrogen fertilizer industry and to focus on disciplined and accretive investments that leverage our core strengths. We have no agreements, understandings or financings with respect to any acquisitions at the present time.

•	Continue to Focus on Safety and Training. We intend to continue our focus on safety and training in order to increase our facility’s reliability and maintain our facility’s high on-stream availability. We have developed a series of comprehensive safety programs, involving active participation of employees at all levels of the organization, that are aimed at preventing recordable incidents. In 2010, our nitrogen fertilizer plant had a recordable incident rate of 0.76, which was our lowest recordable incident rate in over five years. The recordable incident rate reflects the number of recordable incidents per 200,000 hours worked.

•	Continue to Enhance Efficiency and Reduce Operating Costs. We are currently engaged in certain projects that will reduce overall operating costs, increase efficiency, and utilize byproducts to generate incremental revenue. For example, we have built a low btu gas recovery pipeline between our nitrogen fertilizer plant and CVR Energy’s crude oil refinery, which will allow us to sell off-gas, a byproduct produced by our fertilizer plant, to the refinery. This pipeline was commissioned in March 2011. In addition, we have formulated a plan to address the CO2 released by our nitrogen fertilizer plant. To that end, we have signed an agreement to sell all of the high purity CO2 produced by our nitrogen fertilizer plant (currently approximately 850,000 tons per year) to an oil and gas exploration and production company for purposes of enhanced oil recovery.

•	Provide High Level of Customer Service. We focus on providing our customers with the highest level of service. The nitrogen fertilizer plant has demonstrated consistent levels of production while operating at close to full capacity. Substantially all of our product shipments are targeted to freight advantaged destinations located in the U.S. farm belt, allowing us to quickly and reliably service customer demand. Furthermore, we maintain our own fleet of railcars capable of safely transporting UAN and ammonia, which helps us ensure prompt delivery. As a result of these efforts, many of our largest customers have been our customers since the plant came on line in 2000, and our customer retention rate year to year has been consistently high. We believe a continued focus on customer service will allow us to maintain relationships with existing customers and grow our business.

Our History

Prior to March 3, 2004, our nitrogen fertilizer plant was operated as a small component of Farmland, an agricultural cooperative. Farmland filed for bankruptcy protection on May 31, 2002. Coffeyville Resources, LLC, a subsidiary of Coffeyville Group Holdings, LLC, won the bankruptcy court auction for Farmland’s nitrogen fertilizer plant (and the refinery and related businesses now operated by CVR Energy) and completed the purchase of these assets on March 3, 2004.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, all of the subsidiaries of Coffeyville Group Holdings, LLC, including our nitrogen fertilizer plant (and the refinery and related businesses now operated by CVR Energy), were acquired by Coffeyville Acquisition, a newly formed entity principally owned by funds affiliated with Goldman, Sachs & Co. and Kelso & Company, or the Goldman Sachs Funds and the Kelso Funds, respectively.

On October 26, 2007, CVR Energy completed its initial public offering. CVR Energy was formed as a wholly-owned subsidiary of Coffeyville Acquisition in September 2006 in order to complete the initial public offering of the businesses acquired by Coffeyville Acquisition. At the time of its initial public offering, CVR Energy operated the petroleum refining business and indirectly owned all of the partnership interests in us (other than the interests held by CVR GP).

We were formed by CVR Energy in June 2007 in order to hold the nitrogen fertilizer business in a structure that might be separately financed in the future as a limited partnership. In October 2007, in consideration for CVR Energy contributing its nitrogen fertilizer business to us, Special GP, acquired 30,303,000 special GP units and 30,333 special LP units, and CVR GP, a subsidiary of CVR Energy at that time, acquired the general partner interest and the IDRs. CVR Energy concurrently sold our general partner, together with the IDRs, to Coffeyville Acquisition III, an entity owned by the Goldman Sachs Funds, the Kelso Funds and certain members of CVR Energy’s senior management team, for its fair market value on the date of sale.

As part of the Transactions occurring in connection with this offering, Special GP will be merged with and into Coffeyville Resources, with Coffeyville Resources continuing as the surviving entity, our general partner will sell to us its IDRs for $26.0 million in cash, and we will extinguish such IDRs, and Coffeyville Acquisition III, the current owner of our general partner, will sell our general partner to Coffeyville Resources for nominal consideration.

Raw Material Supply

The nitrogen fertilizer facility’s primary input is pet coke. During the past five years, over 70% of our pet coke requirements on average were supplied by CVR Energy’s adjacent crude oil refinery. Historically we have obtained the remainder of our pet coke requirements from third parties such as other Midwestern refineries or pet coke brokers at spot prices. If necessary, the gasifier can also operate on low grade coal as an alternative, which provides an additional raw material source. There are significant supplies of low grade coal within a 60-mile radius of our nitrogen fertilizer plant.

Pet coke is produced as a byproduct of the refinery’s coker unit process. In order to refine heavy or sour crude oil, which are lower in cost and more prevalent than higher quality crude oil, refiners use coker units, which enables refiners to further upgrade heavy crude oil.

Our fertilizer plant is located in Coffeyville, Kansas, which is part of the Midwest pet coke market. The Midwest pet coke market is not subject to the same level of pet coke price variability as is the Texas Gulf Coast pet coke market, where daily production exceeds 40,000 tons per day. Given the fact that the majority of our third-party pet coke suppliers are located in the Midwest, our geographic location gives us (and our similarly located competitors) a transportation cost advantage over our U.S. Gulf Coast market competitors. Our average daily pet coke demand from 2008-2010 was less than 1,400 tons per day.

Linde owns, operates, and maintains the air separation plant that provides contract volumes of oxygen, nitrogen, and compressed dry air to our gasifiers for a monthly fee. We provide and pay for all utilities required for operation of the air separation plant. The air separation plant has not experienced any long-term operating problems. CVR Energy maintains, for our benefit, contingent business interruption insurance coverage with a $50 million limit for any interruption that results in a loss of production from an insured peril. The agreement with Linde provides that if our requirements for liquid or gaseous oxygen, liquid or gaseous nitrogen or clean dry air exceed specified instantaneous flow rates by at least 10%, we can solicit bids from Linde and third parties to supply our incremental product needs. We are required to provide notice to Linde of the approximate quantity of excess product that we will need and the approximate date by which we will need it; we and Linde will then jointly develop a request for proposal for soliciting bids from third parties and Linde. The bidding procedures may be limited under specified circumstances. The agreement with Linde expires in 2020.

We import start-up steam for the nitrogen fertilizer plant from CVR Energy’s crude oil refinery, and then export steam back to the crude oil refinery once all of our units are in service. We have entered into a feedstock and shared services agreement with CVR Energy which regulates, among other things, the import and export of start-up steam between the refinery and the nitrogen fertilizer plant. Monthly charges and credits are recorded with the steam valued at the natural gas price for the month.

Production Process

Our nitrogen fertilizer plant was built in 2000 with two separate gasifiers to provide redundancy and reliability. It uses a gasification process licensed from General Electric to convert pet coke to high purity hydrogen for a subsequent conversion to ammonia. Following a turnaround completed in October 2010, the nitrogen fertilizer plant is capable of processing approximately 1,300 tons per day of pet coke from CVR Energy’s crude oil refinery and third-party sources and converting it into approximately 1,200 tons per day of ammonia. A majority of the ammonia is converted to approximately 2,000 tons per day of UAN. Typically 0.41 tons of ammonia are required to produce one ton of UAN.

Pet coke is first ground and blended with water and a fluxant (a mixture of fly ash and sand) to form a slurry that is then pumped into the partial oxidation gasifier. The slurry is then contacted with oxygen from an air separation unit. Partial oxidation reactions take place and the synthesis gas, or syngas, consisting predominantly of hydrogen and carbon monoxide, is formed. The mineral residue from the slurry is a molten slag (a glasslike substance containing the metal impurities originally present in pet coke) and flows along with the syngas into a quench chamber. The syngas and slag are rapidly cooled and the syngas is separated from the slag.

Slag becomes a byproduct of the process. The syngas is scrubbed and saturated with moisture. The syngas next flows through a shift unit where the carbon monoxide in the syngas is reacted with the moisture to form hydrogen and CO2. The heat from this reaction generates saturated steam. This steam is combined with steam produced in the ammonia unit and the excess steam not consumed by the process is sent to the adjacent crude oil refinery.

After additional heat recovery, the high-pressure syngas is cooled and processed in the acid gas removal unit. The syngas is then fed to a pressure swing absorption, or PSA, unit, where the remaining impurities are extracted. The PSA unit reduces residual carbon monoxide and CO2 levels to trace levels, and the moisture-free, high-purity hydrogen is sent directly to the ammonia synthesis loop.

The hydrogen is reacted with nitrogen from the air separation unit in the ammonia unit to form the ammonia product. A large portion of the ammonia is converted to UAN. In 2010, we produced 392,745 tons of ammonia, of which approximately 60% was upgraded into 578,272 tons of UAN.

The following is an illustrative Nitrogen Fertilizer Plant Process Flow Chart:

We schedule and provide routine maintenance to our critical equipment using our own maintenance technicians. Pursuant to a technical services agreement with General Electric, which licenses the gasification technology to us, General Electric experts provide technical advice and technological updates from their ongoing research as well as other licensees’ operating experiences. The pet coke gasification process is licensed from General Electric pursuant to a perpetual license agreement that is fully paid. The license grants us perpetual rights to use the pet coke gasification process on specified terms and conditions.

Distribution, Sales and Marketing

The primary geographic markets for our fertilizer products are Kansas, Missouri, Nebraska, Iowa, Illinois, Colorado and Texas. We market the ammonia products to industrial and agricultural customers and the UAN products to agricultural customers. The demand for nitrogen fertilizers occurs during three key periods. The highest level of ammonia demand is traditionally in the spring pre-plant period, from March through May. The second-highest period of demand occurs during fall pre-plant in late October and November. The summer wheat pre-plant occurs in August and September. In addition, smaller quantities of ammonia are sold in the off-season to fill available storage at the dealer level.

Ammonia and UAN are distributed by truck or by railcar. If delivered by truck, products are sold on a freight-on-board basis, and freight is normally arranged by the customer. We lease a fleet of railcars for use in product delivery. We also negotiate with distributors that have their own leased railcars to utilize these assets to deliver products. We own all of the truck and rail loading equipment at our nitrogen fertilizer facility. We operate two truck loading and four rail loading racks for each of ammonia and UAN, with an additional four rail loading racks for UAN.

We market agricultural products to destinations that produce the best margins for the business. The UAN market is primarily located near the Union Pacific Railroad lines or destinations that can be supplied by truck. The ammonia market is primarily located near the Burlington Northern Santa Fe or Kansas City Southern Railroad lines or destinations that can be supplied by truck. By securing this business directly, we reduce our dependence on distributors serving the same customer base, which enables us to capture a larger margin and allows us to better control our product distribution. Most of the agricultural sales are made on a competitive spot basis. We also offer products on a prepay basis for in-season demand. The heavy in-season demand periods are spring and fall in the corn belt and summer in the wheat belt. The corn belt is the primary corn producing region of the United States, which includes Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, Ohio and Wisconsin. The wheat belt is the primary wheat producing region of the United States, which includes Kansas, North Dakota, Oklahoma, South Dakota and Texas. Some of the industrial sales are spot sales, but most are on annual or multiyear contracts.

We use forward sales of our fertilizer products to optimize our asset utilization, planning process and production scheduling. These sales are made by offering customers the opportunity to purchase product on a forward basis at prices and delivery dates that we propose. We use this program to varying degrees during the year and between years depending on market conditions. We have the flexibility to decrease or increase forward sales depending on our view as to whether price environments will be increasing or decreasing. Fixing the selling prices of our products months in advance of their ultimate delivery to customers typically causes our reported selling prices and margins to differ from spot market prices and margins available at the time of shipment. As of December 31, 2010, we have sold forward 36,980 tons of ammonia at an average net back of $568.87 and 230,738 tons of UAN at an average net back of $222.56 for shipment over the next six months. As of December 31, 2010, $18.7 million of our forward sales are prepaid sales, which means we received payment for such product in advance of delivery. Cash received as a result of prepayments is recognized on our balance sheet upon receipt along with a corresponding liability; however, we do not generate net income or EBITDA in respect of prepaid sales until product is actually delivered.

Customers

We sell ammonia to agricultural and industrial customers. Based upon a three-year average, we have sold approximately 87% of the ammonia we produce to agricultural customers primarily located in the mid-continent area between North Texas and Canada, and approximately 13% to industrial customers. Agricultural customers include distributors such as MFA, United Suppliers, Inc., Brandt Consolidated Inc., Gavilon Fertilizers LLC, Transammonia, Inc., Agri Services of Brunswick, LLC, Interchem, and CHS Inc. Industrial customers include Tessenderlo Kerley, Inc., National Cooperative Refinery Association, and Dyno Nobel, Inc. We sell UAN products to retailers and distributors. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers.

For the years ended December 31, 2010, 2009, and 2008, the top five ammonia customers in the aggregate represented 44.2%, 43.9% and 54.7% of our ammonia sales, respectively, and the top five UAN customers in the aggregate represented 43.3%, 44.2% and 37.2% of our UAN sales, respectively. Approximately 12%, 15% and 13% of our aggregate sales for the year ended December 31, 2010, 2009 and 2008, respectively, were made to Gavilon Fertilizers LLC.

Competition

We have experienced and expect to continue to meet significant levels of competition from current and potential competitors, many of whom have significantly greater financial and other resources. See “Risk Factors — Risks Related to Our Business — Nitrogen fertilizer products are global commodities, and we face intense competition from other nitrogen fertilizer producers.”

Competition in our industry is dominated by price considerations. However, during the spring and fall application seasons, farming activities intensify and delivery capacity is a significant competitive factor. We maintain a large fleet of leased rail cars and seasonally adjust inventory to enhance our manufacturing and distribution operations.

Our major competitors include Agrium, Koch Nitrogen, Potash Corporation and CF Industries. Domestic competition is intense due to customers’ sophisticated buying tendencies and production strategies that focus on cost and service. Also, foreign competition exists from producers of fertilizer products manufactured in countries with lower cost natural gas supplies. In certain cases, foreign producers of fertilizer who export to the United States may be subsidized by their respective governments.

Based on Blue Johnson data regarding total U.S. use of UAN and ammonia, we estimate that our UAN production in 2010 represented approximately 5.1% of the total U.S. UAN use and that the net ammonia produced and marketed at our facility represented less than 1.0% of the total U.S. ammonia use.

Seasonality

Because we primarily sell agricultural commodity products, our business is exposed to seasonal fluctuations in demand for nitrogen fertilizer products in the agricultural industry. As a result, we typically generate greater net sales in the first half of the calendar year, which we refer to as the planting season, and our net sales tend to be lower during the second half of each calendar year, which we refer to as the fill season. In addition, the demand for fertilizers is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers who make planting decisions based largely on the prospective profitability of a harvest. The specific varieties and amounts of fertilizer they apply depend on factors like crop prices, farmers’ current liquidity, soil conditions, weather patterns and the types of crops planted.

Environmental Matters

Our business is subject to extensive and frequently changing federal, state and local, environmental, health and safety regulations governing the emission and release of hazardous substances into the environment, the treatment and discharge of waste water and the storage, handling, use and transportation of our nitrogen fertilizer products. These laws, their underlying regulatory requirements and the enforcement thereof impact us by imposing:

•	restrictions on operations or the need to install enhanced or additional controls;

•	the need to obtain and comply with permits and authorizations;

•	liability for the investigation and remediation of contaminated soil and groundwater at current and former facilities (if any) and off-site waste disposal locations; and

•	specifications for the products we market, primarily UAN and ammonia.

Our operations require numerous permits and authorizations. Failure to comply with these permits or environmental laws generally could result in fines, penalties or other sanctions or a revocation of our permits. In addition, the laws and regulations to which we are subject are often evolving and many of them have become more stringent or have become subject to more stringent interpretation or enforcement by federal and state agencies. The ultimate impact on our business of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that our operations may change over time and certain implementing regulations for laws, such as the federal Clean Air Act, have not yet been finalized, are under governmental or judicial review or are being revised. These laws and regulations could result in increased capital, operating and compliance costs.

The principal environmental risks associated with our business are outlined below.

The Federal Clean Air Act

The federal Clean Air Act and its implementing regulations, as well as the corresponding state laws and regulations that regulate emissions of pollutants into the air, affect us through the federal Clean Air Act’s permitting requirements and emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain substances. Some or all of the standards promulgated pursuant to the federal Clean Air Act, or any future promulgations of standards, may require the installation of controls or changes to our nitrogen fertilizer facility in order to comply. If new controls or changes to operations are needed, the costs could be significant. In addition, failure to comply with the requirements of the federal Clean Air Act and its implementing regulations could result in fines, penalties or other sanctions.

The regulation of air emissions under the federal Clean Air Act requires that we obtain various construction and operating permits and incur capital expenditures for the installation of certain air pollution control devices at our operations. Various regulations specific to our operations have been implemented, such as National Emission Standard for Hazardous Air Pollutants, New Source Performance Standards and New Source Review. We have incurred, and expect to continue to incur, substantial capital expenditures to maintain compliance with these and other air emission regulations that have been promulgated or may be promulgated or revised in the future.

Release Reporting

The release of hazardous substances or extremely hazardous substances into the environment is subject to release reporting requirements under federal and state environmental laws. We periodically experience minor releases of hazardous or extremely hazardous substances from our equipment. We experienced more significant releases in August 2007 due to the failure of a high pressure pump and in August and September 2010 due to a heat exchanger leak and a UAN vessel rupture. Such releases are reported to the EPA and relevant state and local agencies. If we fail to properly report a release, or if the release violates the law or our permits, it could cause us to become the subject of a governmental enforcement action or third-party claims. Government enforcement or third-party claims relating to releases of hazardous or extremely hazardous substances could result in significant expenditures and liability.

Greenhouse Gas Emissions

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, or CO2, methane and nitrous oxides) are in various phases of discussion or implementation. At the federal legislative level, Congress could adopt some form of federal mandatory greenhouse gas emission reduction laws, although the specific requirements and timing of any such laws are uncertain at this time. In June 2009, the U.S. House of Representatives passed a bill that would create a nationwide cap-and-trade program designed to regulate emissions of CO2, methane and other greenhouse gases. A similar bill was introduced in the U.S. Senate, but was not voted upon. Congressional passage of such legislation does not appear likely at this time, though it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In the absence of congressional legislation curbing greenhouse gas emissions, the EPA is moving ahead administratively under its federal Clean Air Act authority. In October 2009, the EPA finalized a rule requiring certain large emitters of greenhouse gases to inventory and report their greenhouse gas emissions to the EPA. In accordance with the rule, we have begun monitoring our greenhouse gas emissions from our nitrogen fertilizer plant and will report the emissions to the EPA beginning in 2011. On December 7, 2009, the EPA finalized its “endangerment finding” that greenhouse gas emissions, including CO2, pose a threat to human health and welfare. The finding allows the EPA to regulate greenhouse gas emissions as air pollutants under the federal Clean Air Act. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which establishes new greenhouse gas emissions thresholds that determine when stationary sources, such as our nitrogen fertilizer plant, must obtain permits under the Prevention of Significant Deterioration, or PSD, and Title V programs of the federal Clean Air Act. The significance of the permitting requirement is that, in cases where a new source is constructed or an existing source undergoes a major modification, the facility would need to evaluate and install best available control technology, or BACT, for its greenhouse gas emissions. Phase-in permit requirements will begin for the largest stationary sources in 2011. We do not currently anticipate that our UAN expansion project will result in a significant increase in greenhouse gas emissions triggering the need to install BACT. However, beginning in July 2011, a major modification resulting in a significant expansion of production at our nitrogen fertilizer plant and a significant increase in greenhouse gas emissions may require us to install BACT for our greenhouse gas emissions. The EPA’s endangerment finding, the Greenhouse Gas Tailoring Rule and certain other greenhouse gas emission rules have been challenged and will likely be subject to extensive litigation. In addition, a number of Congressional bills to overturn the endangerment finding and bar the EPA from regulating greenhouse gas emissions, or at least to defer such action by the EPA under the federal Clean Air Act, have been proposed, although President Obama has announced his intention to veto any such bills if passed.

In addition to federal regulations, a number of states have adopted regional greenhouse gas initiatives to reduce CO2 and other greenhouse gas emissions. In 2007, a group of Midwest states, including Kansas (where our nitrogen fertilizer facility is located), formed the Midwestern Greenhouse Gas Reduction Accord, which calls for the development of a cap-and-trade system to control greenhouse gas emissions and for the inventory of such emissions. However, the individual states that have signed on to the accord must adopt laws or regulations implementing the trading scheme before it becomes effective, and the timing and specific requirements of any such laws or regulations in Kansas are uncertain at this time.

The implementation of EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any greenhouse gas emissions program. Increased costs associated with compliance with any future legislation or regulation of greenhouse gas emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Environmental Remediation

Under CERCLA, the Resource Conservation and Recovery Act, and related state laws, certain persons may be liable for the release or threatened release of hazardous substances. These persons can include the current owner or operator of property where a release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who disposed of, or arranged for the transportation or disposal of, hazardous substances at a contaminated property. Liability under CERCLA is strict, retroactive and, under certain circumstances, joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances. As is the case with all companies engaged in similar industries, depending on the underlying facts and circumstances we face potential exposure from future claims and lawsuits involving environmental matters, including soil and water contamination, personal injury or property damage allegedly caused by hazardous substances that we manufactured, handled, used, stored, transported, spilled, disposed of or released. We cannot assure you that we will not become involved in future proceedings related to our release of hazardous or extremely hazardous substances or that, if we were held responsible for damages in any existing or future proceedings, such costs would be covered by insurance or would not be material.

Environmental Insurance

We are covered by CVR Energy’s premises pollution liability insurance policies with an aggregate limit of $50.0 million per pollution condition, subject to a self-insured retention of $5.0 million. The policies include business interruption coverage, subject to a 10-day waiting period deductible. This insurance expires on July 1, 2011. The policies insure specific covered locations, including our nitrogen fertilizer facility. The policies insure (i) claims, remediation costs, and associated legal defense expenses for pollution conditions at or migrating from a covered location, and (ii) the transportation risks associated with moving waste from a covered location to any location for unloading or depositing waste. The policies cover any claim made during the policy period as long as the pollution conditions giving rise to the claim commenced on or after March 3, 2004. The premises pollution liability policies contain exclusions, conditions, and limitations that could apply to a particular pollution condition claim, and there can be no assurance such claim will be adequately insured for all potential damages.

In addition to the premises pollution liability insurance policies, CVR Energy maintains casualty insurance policies having an aggregate and occurrence limit of $150.0 million, subject to a self-insured retention of $2.0 million. This insurance provides coverage for claims involving pollutants where the discharge is sudden and accidental and first commenced at a specific day and time during the policy period. Coverage under the casualty insurance policies for pollution does not apply to damages at or within our insured premises. The pollution coverage provided in the casualty insurance policies contains exclusions, definitions, conditions and limitations that could apply to a particular pollution claim, and there can be no assurance such claim will be adequately insured for all potential damages.

Safety, Health and Security Matters

We operate a comprehensive safety, health and security program, involving active participation of employees at all levels of the organization. We have developed comprehensive safety programs aimed at preventing recordable incidents. Despite our efforts to achieve excellence in our safety and health performance, there can be no assurances that there will not be accidents resulting in injuries or even fatalities. We routinely audit our programs and consider improvements in our management systems.

Process Safety Management.  We maintain a process safety management, or PSM, program. This program is designed to address all aspects of OSHA guidelines for developing and maintaining a comprehensive process safety management program. In 2009, OSHA announced that it was going to pursue inspections for chemical operations as part of its National Emphasis Program, or NEP. OSHA began a PSM NEP inspection at our nitrogen fertilizer operations in late 2010. On March 3, 2011, we received OSHA’s report alleging certain violations resulting in a proposed penalty of $13,500. We plan to contest both the findings and the penalty. We will continue to audit our programs and consider improvements in our management systems and equipment. Failure to comply with PSM requirements could result in fines, penalties or other sanctions.

Emergency Planning and Response.  We have an emergency response plan that describes the organization, responsibilities and plans for responding to emergencies in our facility. This plan is communicated to local regulatory and community groups. We have on-site warning siren systems and personal radios. We will continue to audit our programs and consider improvements in our management systems and equipment.

Security.  We have a comprehensive security program to protect our facility from unauthorized entry and exit from the facility and potential acts of terrorism. Recent changes in the U.S. Department of Homeland Security rules and requirements may require enhancements and improvements to our current program.

Community Advisory Panel.  We developed and continue to support ongoing discussions with the community to share information about our operations and future plans. Our community advisory panel includes wide representation of residents, business owners and local elected representatives for the city and county.

Employees

As of December 31, 2010, we had 122 direct employees. These employees operate our facilities at the nitrogen fertilizer plant level and are directly employed and compensated by us. Prior to this offering, these employees were covered by health insurance, disability and retirement plans established by CVR Energy. We intend to establish our own employee benefit plans in which our employees will participate as of the closing of this offering. None of our employees are unionized, and we believe that our relationship with our employees is good.

We also rely on the services of employees of CVR Energy in the operation of our business pursuant to a services agreement among us, CVR Energy and our general partner. CVR Energy provides us with the following services under the agreement, among others:

•	services from CVR Energy’s employees in capacities equivalent to the capacities of corporate executive officers, including chief executive officer, chief operating officer, chief financial officer, general counsel, and vice president for environmental, health and safety, except that those who serve in such capacities under the agreement serve us on a shared, part-time basis only, unless we and CVR Energy agree otherwise;

•	administrative and professional services, including legal, accounting services, human resources, insurance, tax, credit, finance, government affairs and regulatory affairs;

•	management of our property and the property of our operating subsidiary in the ordinary course of business;

•	recommendations on capital raising activities, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, establishing appropriate insurance policies, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects as may be agreed by CVR Energy and our general partner from time to time.

For more information on this services agreement, see “Certain Relationships and Related Party Transactions — Agreements with CVR Energy.”

Properties

We own one facility, our nitrogen fertilizer plant, which is located in Coffeyville, Kansas. Our executive offices are located at 2277 Plaza Drive in Sugar Land, Texas, where a number of our senior executives work. We also have an administrative office in Kansas City, Kansas, where other of our senior executives work. The offices in Sugar Land and Kansas City are leased by CVR Energy (the leases expire in 2017 and 2015, respectively) and we pay a pro rata share of the rent on those offices. We believe that our owned facility, together with CVR Energy’s leased facilities, are sufficient for our needs.

We have entered into a cross-easement agreement with CVR Energy so that both we and CVR Energy are able to access and utilize each other’s land in certain circumstances in order to operate our respective businesses in a manner to provide flexibility for both parties to develop their respective properties, without depriving either party of the benefits associated with the continuous reasonable use of the other party’s property. For more information on this cross-easement agreement, see “Certain Relationships and Related Party Transactions — Agreements with CVR Energy.”

Legal Proceedings

We are, and will continue to be, subject to litigation from time to time in the ordinary course of our business. We are not party to any pending legal proceedings that we believe will have a material adverse effect on our business, and there are no existing legal proceedings where we believe that the reasonably possible loss or range of loss is material.

MANAGEMENT

Management of CVR Partners, LP

Our general partner, CVR GP, LLC, manages our operations and activities subject to the terms and conditions specified in our partnership agreement. Our general partner will be owned by Coffeyville Resources, a wholly-owned subsidiary of CVR Energy. The operations of our general partner in its capacity as general partner are managed by its board of directors. Actions by our general partner that are made in its individual capacity will be made by Coffeyville Resources as the sole member of our general partner and not by the board of directors of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. The officers of our general partner will manage the day-to-day affairs of our business.

Limited partners will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our partnership agreement contains various provisions which replace default fiduciary duties with contractual corporate governance standards. See “The Partnership Agreement.” Our general partner will be liable, as a general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly non-recourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are non-recourse to it. It is expected that our credit facility will be non-recourse to our general partner.

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the New York Stock Exchange’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, our general partner’s board of directors will not be comprised of a majority of independent directors, our general partner’s compensation committee may not be comprised entirely of independent directors and our general partner’s board of directors does not currently intend to establish a nominating/corporate governance committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Upon completion of this offering, we expect that the board of directors of our general partner will consist of seven directors.

The board of directors of our general partner has established an audit committee comprised of Donna R. Ecton (chairman) and Frank M. Muller, Jr., who meet the independence and experience standards established by the New York Stock Exchange and the Exchange Act. The audit committee’s responsibilities are to review our accounting and auditing principles and procedures, accounting functions and internal controls; to oversee the qualifications, independence, appointment, retention, compensation and performance of our independent registered public accounting firm; to recommend to the board of directors the engagement of our independent accountants; to review with the independent accountants the plans and results of the auditing engagement; and to oversee “whistle-blowing” procedures and certain other compliance matters. The New York Stock Exchange regulations and applicable laws require that our general partner have an audit committee comprised of at least three independent directors not later than one year following the effective date of this prospectus. Accordingly, at least one additional independent director will be appointed to the board of directors of our general partner within one year following the effective date of this prospectus, and such independent director will serve on our audit committee.

In addition, the board of directors of our general partner will establish a conflicts committee consisting entirely of independent directors. Pursuant to our partnership agreement, the board may, but is not required to, seek the approval of the conflicts committee whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any public unitholder, on the other. The conflicts committee may then determine whether the resolution of the conflict of interest is in the best interests of the Partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standard established by the New York Stock Exchange and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by the general partner of any duties it may owe us or our unitholders. The initial members of the conflicts committee are expected to be Donna R. Ecton and Frank M. Muller, Jr.

The board of directors of our general partner also intends to create a compensation committee which will, among other things, oversee the compensation plan described below.

Whenever our general partner makes a determination or takes or declines to take an action in its individual, rather than representative, capacity, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee, and it is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under Delaware law or any other law. Examples include the exercise of its call right or its registration rights, its voting rights with respect to the units it owns and its determination whether or not to consent to any merger or consolidation of the partnership. Actions by our general partner that are made in its individual capacity will be made by Coffeyville Resources, the sole member of our general partner, not by its board of directors.

Executive Officers and Directors

The following table sets forth the names, positions and ages (as of March 1, 2011) of the executive officers and directors of our general partner.

The executive officers of our general partner are also executive officers of CVR Energy and are providing their services to our general partner and us pursuant to the services agreement entered into among us, CVR Energy and our general partner. The executive officers listed below will divide their working time between the management of CVR Energy and us. The approximate weighted average percentages of the amount of time the executive officers spent on management of our partnership in 2010 are as follows: John J. Lipinski (14%), Stanley A. Riemann (15%), Ed Morgan (14%), Edmund S. Gross (15%), Kevan A. Vick (100%) and Christopher G. Swanberg (26%).

Following the closing of this offering, we expect that our general partner will identify and name two or three additional independent directors to the board of the general partner. As we add these new directors, we expect that Scott Lebovitz, John Rowan and Stanley de J. Osborne will resign as directors of the board of our general partner.

Name	Age	Position With Our General Partner

John J. Lipinski	60	Chairman of the Board, Chief Executive Officer and President
Stanley A. Riemann	59	Chief Operating Officer
Edward A. Morgan	41	Chief Financial Officer and Treasurer
Edmund S. Gross	60	Senior Vice President, General Counsel and Secretary
Kevan A. Vick	56	Executive Vice President and Fertilizer General Manager
Christopher G. Swanberg	53	Vice President, Environmental, Health and Safety
Donna R. Ecton	63	Director
Scott L. Lebovitz	35	Director
George E. Matelich	54	Director
Frank M. Muller, Jr.	68	Director
Stanley de J. Osborne	40	Director
John K. Rowan	32	Director

John J. Lipinski has served as chief executive officer, president and a director of our general partner since October 2007 and chairman of the board of directors of our general partner since November 2010. He has also served as chairman of the board of directors of CVR Energy since October 2007, chief executive officer, president and a member of the board of directors of CVR Energy since September 2006, chief executive officer and president of Coffeyville Acquisition since June 2005 and chief executive officer and president of Coffeyville Acquisition II LLC, or Coffeyville Acquisition II, since October 2007. Mr. Lipinski has over 38 years of experience in the petroleum refining and nitrogen fertilizer industries. He began his career with Texaco Inc. In 1985, Mr. Lipinski joined The Coastal Corporation, eventually serving as Vice President of Refining with overall responsibility for Coastal Corporation’s refining and petrochemical operations. Upon the merger of Coastal with El Paso Corporation in 2001, Mr. Lipinski was promoted to Executive Vice President of Refining and Chemicals, where he was responsible for all refining, petrochemical, nitrogen-based chemical processing and lubricant operations, as well as the corporate engineering and construction group. Mr. Lipinski left El Paso in 2002 and became an independent management consultant. In 2004, he became a managing director and partner of Prudentia Energy, an advisory and management firm. Mr. Lipinski graduated from Stevens Institute of Technology with a Bachelor of Engineering (Chemical) and received a J.D. from Rutgers University School of Law. Mr. Lipinski’s over 38 years of experience in the petroleum refining and nitrogen fertilizer industries adds significant value to the board of directors of our general partner. His in-depth knowledge of the issues, opportunities and challenges facing our business provides the direction and focus the board needs to ensure the most critical matters are addressed.

Stanley A. Riemann has served as chief operating officer of our general partner since October 2007. He has also served as chief operating officer of CVR Energy since September 2006, chief operating officer of Coffeyville Acquisition since June 2005, chief operating officer of Coffeyville Resources since February 2004 and chief operating officer of Coffeyville Acquisition II since October 2007. Prior to joining Coffeyville Resources in February 2004, Mr. Riemann held various positions associated with the Crop Production and Petroleum Energy Division of Farmland for over 30 years, including, most recently, Executive Vice President of Farmland and President of Farmland’s Energy and Crop Nutrient Division. In this capacity, he was directly responsible for managing the petroleum refining operation and all domestic fertilizer operations, which included the Trinidad and Tobago nitrogen fertilizer operations. His leadership also extended to managing Farmland’s interests in SF Phosphates in Rock Springs, Wyoming and Farmland Hydro, L.P., a phosphate production operation in Florida and managing all company-wide transportation assets and services. On May 31, 2002, Farmland filed for Chapter 11 bankruptcy protection. Mr. Riemann has served as a board member and board chairman on several industry organizations including the Phosphate Potash Institute, the Florida Phosphate Council and the International Fertilizer Association. He currently serves on the Board of The Fertilizer Institute. Mr. Riemann received a B.S. from the University of Nebraska and an M.B.A from Rockhurst University.

Edward A. Morgan has served as chief financial officer and treasurer of our general partner, CVR Energy, Coffeyville Resources, Coffeyville Acquisition and Coffeyville Acquisition II since May 2009. Prior to joining our company, Mr. Morgan spent seven years with Brentwood, Tenn.-based Delek U.S. Holdings, Inc., serving as the chief financial officer for Delek’s operating segments during the previous five years. Mr. Morgan was named vice president in February 2005, and in April 2006, he was named chief financial officer of Delek U.S. Holdings in connection with Delek’s initial public offering, which became effective in May 2006. Mr. Morgan led a diverse organization at Delek, where he was responsible for all finance, accounting and information technology matters. Mr. Morgan received a B.S. in accounting from Mississippi State University and a Master of Accounting degree from the University of Tennessee.

Edmund S. Gross has served as senior vice president, general counsel and secretary of our general partner since October 2007. He has also served as senior vice president, general counsel and secretary of CVR Energy and Coffeyville Acquisition II since October 2007, vice president, general counsel and secretary of CVR Energy since September 2006, secretary of Coffeyville Acquisition since June 2005 and general counsel and secretary of Coffeyville Resources since July 2004. Prior to joining Coffeyville Resources, Mr. Gross was of counsel at Stinson Morrison Hecker LLP in Kansas City, Missouri from 2002 to 2004, was Senior Corporate Counsel with Farmland from 1987 to 2002 and was an associate and later a partner at Weeks, Thomas & Lysaught, a law firm in Kansas City, Kansas, from 1980 to 1987. Mr. Gross received a Bachelor of Arts degree in history from Tulane University, a J.D. from the University of Kansas and an M.B.A from the University of Kansas.

Kevan A. Vick has served as executive vice president and fertilizer general manager of our general partner since October 2007. He has also served as executive vice president and fertilizer general manager of CVR Energy since September 2006 and senior vice president at CRNF, our operating subsidiary, since February 27, 2004. He has served on the board of directors of Farmland MissChem Limited in Trinidad and SF Phosphates. He has nearly 30 years of experience in the Farmland organization. Prior to joining CRNF, he was general manager of nitrogen manufacturing at Farmland from January 2001 to February 2004. Mr. Vick received a B.S. in chemical engineering from the University of Kansas and is a licensed professional engineer in Kansas, Oklahoma, and Iowa.

Christopher G. Swanberg has served as vice president, environmental, health and safety at our general partner since October 2007. He has also served as vice president, environmental, health and safety at CVR Energy since September 2006, as vice president, environmental, health and safety at Coffeyville Resources since June 2005 and as vice president, environmental, health and safety at Coffeyville Acquisition and Coffeyville Acquisition II since October 2007. He has served in numerous management positions in the petroleum refining industry such as Manager, Environmental Affairs for the refining and marketing division of Atlantic Richfield Company (ARCO) and Manager, Regulatory and Legislative Affairs for Lyondell-Citgo Refining. Mr. Swanberg’s experience includes technical and management assignments in project, facility and corporate staff positions in all environmental, safety and health areas. Prior to joining Coffeyville Resources, he was Vice President of Sage Environmental Consulting, an environmental consulting firm focused on petroleum refining and petrochemicals, from September 2002 to June 2005. Mr. Swanberg received a B.S. in Environmental Engineering Technology from Western Kentucky University and an M.B.A from the University of Tulsa.

Donna R. Ecton has been a member of the board of directors of our general partner since March 2008. Ms. Ecton is founder, chairman, and chief executive officer of the management consulting firm EEI Inc, which she founded in 1998. Prior to founding EEI, she served as a board member of H&R Block, Inc. from 1993 to 2007, a board member of PETsMART, Inc. from 1994 to 1998, PETsMART’s chief operating officer from 1996 to 1998, and as chairman, president and chief executive officer of Business Mail Express, Inc., a privately held expedited print/mail business, from 1995 to 1996. Ms. Ecton was president and chief executive officer of Van Houten North America Inc. from 1991 to 1994 and Andes Candies Inc from 1991 to 1994. She has also held senior management positions at Nutri/System, Inc. and Campbell Soup Company. She started her business career in banking with both Chemical Bank and Citibank N.A. Ms. Ecton is a member of the Council on Foreign Relations in New York City. She was also elected to and served on Harvard University’s Board of Overseers. Ms. Ecton received a B.A. in economics from Wellesley College and an M.B.A. from the Harvard Graduate School of Business Administration. We believe Ms. Ecton’s significant background as both an executive officer and director of public companies and experience in finance will be an asset to our board. Her knowledge and experience will provide the audit committee with valuable perspective in managing the relationship with our independent accountants and the performance of the financial auditing oversight.

Scott L. Lebovitz has been a member of the board of directors of our general partner since October 2007. He has also been a member of the board of directors of CVR Energy since September 2006 and a member of the board of directors of Coffeyville Acquisition II since October 2007. He was also a member of the board of directors of Coffeyville Acquisition from June 2005 until October 2007. Mr. Lebovitz is a managing director in the Merchant Banking Division of Goldman, Sachs & Co. Mr. Lebovitz joined Goldman, Sachs & Co. in 1997 and became a managing director in 2007. He is a director of Energy Future Holdings Corp. and E.F. Energy Holdings, LLC. Mr. Lebovitz previously served as a director of Ruth’s Chris Steakhouse, Inc. He received his B.S. in Commerce from the University of Virginia. Mr. Lebovitz’s history with the company adds significant value and his financial background provides a balanced perspective as we have faced a volatile marketplace. His long service as our director gives him invaluable insights into our history and growth and a valuable perspective of the strategic direction of our businesses.

George E. Matelich has been a member of the board of directors of our general partner since October 2007. He has also been a member of the board of directors of CVR Energy since September 2006 and a member of the board of directors of Coffeyville Acquisition since June 2005. Mr. Matelich has been a managing director of Kelso & Company since 1990. Mr. Matelich has been affiliated with Kelso since 1985. Mr. Matelich is a Certified Public Accountant and holds a Certificate in Management Consulting. Mr. Matelich received a B.A. in Business Administration from the University of Puget Sound and an M.B.A. from the Stanford Graduate School of Business. He is a director of Global Geophysical Services, Inc., Hunt Marcellus, LLC and the American Prairie Foundation. Mr. Matelich previously served as a director of FairPoint Communications, Inc., Optigas, Inc., Shelter Bay Energy Inc. and Waste Services, Inc. He is also a Trustee of the University of Puget Sound and a member of the Stanford Graduate School of Business Advisory Council. Mr. Matelich’s long service as a director with us gives him invaluable insights into our history and growth and a valuable perspective of the strategic direction of our businesses. Additionally, his experience with other public companies provides depth of knowledge of business and strategic considerations.

Frank M. Muller, Jr. has been a member of the board of directors of our general partner since May 2008. Until August 2009, Mr. Muller served as the chairman and chief executive officer of the technology design and manufacturing firm TenX Technology, Inc., which he founded in 1985. He is currently the president of Toby Enterprises, which he founded in 1999 to invest in startup companies, and the chairman of Topaz Technologies, Ltd., a software engineering company. Mr. Muller was a senior vice president of The Coastal Corporation from 1989 to 2001, focusing on business acquisitions and joint ventures, and general manager of the Kensington Company, Ltd. from 1984 to 1989. Mr. Muller started his business career in the oil and chemical industries with Pepsico, Inc. and Agrico Chemical Company. Mr. Muller served in the United States Army from 1965 to 1973. Mr. Muller received a B.S. and M.B.A. from Texas A&M University. We believe Mr. Muller’s experience in the chemical industry and expertise in developing and growing new businesses will be an asset to our board.

Stanley de J. Osborne has been a member of the board of directors of our general partner since October 2007. He has also been a member of the board of directors of CVR Energy since September 2006 and a member of the board of directors of Coffeyville Acquisition since June 2005. Mr. Osborne was a Vice President of Kelso & Company from 2004 through 2007 and has been a managing director since 2007. Mr. Osborne has been affiliated with Kelso since 1998. Prior to joining Kelso, Mr. Osborne was an Associate at Summit Partners. Previously, Mr. Osborne was an Associate in the Private Equity Group and an Analyst in the Financial Institutions Group at J.P. Morgan & Co. He received a B.A. in Government from Dartmouth College. Mr. Osborne is a director of Custom Building Products, Inc., Global Geophysical Services, Inc., Hunt Marcellus, LLC, Logan’s Roadhouse, Inc. and Traxys S.a.r.l. Mr. Osborne previously served as a director of Optigas, Inc. and Shelter Bay Energy Inc. His long service as our director gives him invaluable insights into our history and growth and a valuable perspective of the strategic direction of our businesses.

John K. Rowan has been a member of the board of directors of our general partner and a member of the board of directors of Coffeyville Acquisition II since May 2010. Mr. Rowan has been a vice president with Goldman, Sachs & Co. since 2007. Mr. Rowan currently serves on the board of directors for First Aviation Services, Inc. and Sprint Industrial Corp. He also serves as the chairman of the board of directors of the Bronx Success Academy. Mr. Rowan earned a B.A. from Columbia University in economics. We believe Mr. Rowan’s historical involvement with the company provides the board with unique insight into our history and growth and will provide valuable insight to our current and future business strategies.

The directors of our general partner hold office until the earlier of their death, resignation or removal.

Compensation Discussion and Analysis

Overview

We do not currently directly employ any of the persons responsible for the executive management of our business. Pursuant to the services agreement between us, our general partner and CVR Energy, among other matters:

•	CVR Energy makes available to our general partner the services of the CVR Energy executive officers and employees who serve as our general partner’s executive officers; and

•	We, our general partner and our operating subsidiary, as the case may be, are obligated to reimburse CVR Energy for any allocated portion of the costs that CVR Energy incurs in providing compensation and benefits to such CVR Energy employees, with the exception of costs attributable to share-based compensation.

Under the services agreement, either our general partner, CRNF (our subsidiary) or we pay CVR Energy (i) all costs incurred by CVR Energy or its affiliates in connection with the employment of its employees, other than administrative personnel, who provide us services under the agreement on a full-time basis, but excluding share-based compensation; (ii) a prorated share of costs incurred by CVR Energy or its affiliates in connection with the employment of its employees, including administrative personnel, who provide us services under the agreement on a part-time basis, but excluding share-based compensation, and such prorated share shall be determined by CVR Energy on a commercially reasonable basis, based on the percent of total working time that such shared personnel are engaged in performing services for us; (iii) a prorated share of certain administrative costs, including office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization; and (iv) various other administrative costs in accordance with the terms of the agreement. Following the first anniversary of this offering, either CVR Energy or our general partner may terminate the services agreement upon at least 180 days’ notice. For more information on this services agreement, see “Certain Relationships and Related Party Transactions — Agreements with CVR Energy.”

The compensation of the executive officers of our general partner is set by CVR Energy. These executive officers currently receive all of their compensation and benefits from CVR Energy, including compensation related to services provided to us, and are not paid by us or our general partner. In the future, the executive officers of our general partner may receive equity-based compensation in connection with the Long-Term Incentive Plan that we intend to adopt. Although we bear an allocated portion of CVR Energy’s costs of providing compensation and benefits to the CVR Energy employees who serve as the executive officers of our general partner, we will have no control over such costs and do not establish or direct the compensation policies or practices of CVR Energy. We are required to pay all compensation amounts allocated to us by CVR Energy (except for share-based compensation), although we may object to amounts that we deem unreasonable.

The weighted average percentages of the amount of time the executive officers of our general partner spent on management of our partnership in 2010 are as follows: John J. Lipinski (13%), Stanley A. Riemann (15%), Edward A. Morgan (13%), Edmund S. Gross (15%), Kevan A. Vick (100%) and Christopher Swanberg (26%). These numbers are weighted because the named executive officers of our general partner may spend a different percentage of their time dedicated to our business each quarter. The remainder of their time was spent working for CVR Energy (other than Kevan Vick, who spent all of his time working for our business). We estimate that the time spent by these individuals working for us will increase following this offering due to filing requirements and other responsibilities associated with managing a public company. Messrs. Lipinski, Morgan, Vick, Riemann and Gross are referred to throughout this registration statement as the named executive officers of our general partner, and are, respectively, the Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers of our general partner (based on the portion of their compensation attributable to services performed for us during 2010).

The following discussion is based on information provided to us by CVR Energy. Our general partner is not involved in the determination of the various elements of compensation discussed below or CVR Energy’s decisions with respect to future changes to the levels of the compensation of the named executive officers of our general partner.

Compensation Philosophy

CVR Energy’s executive compensation philosophy is threefold:

•	To align the executive officers’ interest with that of the stockholders and stakeholders, which provides long-term economic benefits to the stockholders;

•	To provide competitive financial incentives in the form of salary, bonuses and benefits with the goal of retaining and attracting talented and highly motivated executive officers; and

•	To maintain a compensation program whereby the executive officers, through exceptional performance and equity ownership, will have the opportunity to realize economic rewards commensurate with appropriate gains of other equity holders and stakeholders.

Elements of Compensation Program

The three primary components of CVR Energy’s compensation program are salary, an annual discretionary cash bonus and equity awards. While these three components are related, they are viewed as separate and analyzed as such. Executive officers are also provided with benefits that are generally available to CVR Energy’s salaried employees.

CVR Energy believes that equity compensation is the primary motivator in attracting and retaining executive officers. Salary and discretionary cash bonuses are viewed as secondary; however, the compensation committee views a competitive level of salary and cash bonus as critical to retaining talented individuals.

CVR Energy’s compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and current compensation, between cash and non-cash compensation, or among different forms of compensation other than its belief that the most crucial component is equity compensation. The decision is strictly made on a subjective and individual basis after consideration of all relevant factors. The Chief Executive Officer, while not a member of CVR Energy’s compensation committee, reviews information provided by the committee’s compensation consultant, Longnecker & Associates (“Longnecker”), as well as other relevant market information and actively provides guidance and recommendations to the committee regarding the amount and form of the compensation of other executive officers and key employees.

Longnecker has been engaged by CVR Energy on behalf of its compensation committee to assist the committee with its review of executive officers’ compensation levels and the mix of compensation as compared to peer companies, companies of similar size and other relevant market information. To this end, Longnecker performed a study including an analysis that management reviewed and then provided to the compensation committee for its use in making decisions regarding the salary, bonus and other compensation amounts paid to named executive officers. The following companies were included in the report and analysis prepared by Longnecker as members of CVR Energy’s “peer group”-the independent refining companies of Frontier Oil Corporation, Holly Corporation and Tesoro Corporation and the fertilizer businesses of CF Industries Holdings Inc. and Terra Industries, Inc. Although no specific target for total compensation or any particular element of compensation was set relative to CVR Energy’s peer group, the focus of Longnecker’s recommendations was centered on compensation levels at the median or 50th percentile of the peer group.

Base Salary.  In determining base salary levels, the compensation committee of CVR Energy takes into account the following factors: (i) CVR Energy’s financial and operational performance for the year, (ii) the previous years’ compensation level for each executive officer, (iii) peer or market survey information for comparable public companies and (iv) recommendations of the chief executive officer, based on individual responsibilities and performance, including each executive officer’s commitment and ability to: (A) strategically meet business challenges, (B) achieve financial results, (C) promote legal and ethical compliance, (D) lead their own business or business team for which they are responsible and (E) diligently and effectively respond to immediate needs of the volatile industry and business environment.

Rather than establishing compensation solely on a formula-driven basis, we understand that decisions by CVR Energy’s compensation committee are made using an approach that considers several important factors in developing compensation levels. For example, CVR Energy’s compensation committee considers whether individual base salaries reflect responsibility levels and are reasonable, competitive and fair. In addition, in setting base salaries, CVR Energy’s compensation committee reviews published survey and peer group data prepared by Longnecker and considers the applicability of the salary data in view of the individual positions within CVR Energy.

Annual Bonus.  Information about total cash compensation paid by members of CVR Energy’s peer group is used in determining both the level of bonus award and the ratio of salary to bonus, as the compensation committee of CVR Energy believes that maintaining a level of bonus and a ratio of fixed salary to bonus (which may fluctuate) that is in line with those of our competitors is an important factor in attracting and retaining executives. The compensation committee of CVR Energy also believes that a significant portion of executive officers’ compensation should be at risk, which means that a portion of the executive officers’ overall compensation is not guaranteed and is determined based on individual and company performance. Executive officers have greater potential bonus awards as the authority and responsibility of an executive increases.

Employment agreements for each of the named executive officers provide that the executive is eligible to receive an annual cash bonus with a target bonus equal to a specified percentage of the relevant executive’s annual base salary. Under the employment agreements in effect during 2010, the 2010 target bonuses were the following percentages of salary for the named executive officers: Mr. Lipinski (250%), Mr. Morgan (120%), Mr. Vick (80%), Mr. Riemann (200%) and Mr. Gross (90%). These levels were in correlation with the findings and recommendations by Longnecker based upon review of CVR Energy’s peer group, and companies of similar size and other relevant market information in order to balance the overall 2010 total salary and bonus levels.

Historically, including with respect to 2010 bonuses, no specific Company or individual performance criteria have been established or communicated to the named executive officers at the beginning of the performance period.

Because no performance criteria have been established at such time, the annual bonus component of the named executive officers’ compensation has not been intended to serve as an incentive to achieve particular performance objectives over a specified period. Rather, CVR Energy’s compensation committee has determined, at a compensation committee meeting typically occurring during November during the relevant performance year, the amount of annual bonuses to be paid to the named executive officers. CVR Energy’s compensation committee has considered various factors with respect to Company performance and/or individual performance, none of which have been established in advance. The committee has not been required to consider any particular factors in determining bonuses and has considered various factors, each of which has been subjectively considered. At its discretion, CVR Energy’s compensation committee has determined that bonuses may be paid in an amount equal to the target percentage, less than the target percentage or greater than the target percentage (or not at all), regardless of the achievement of any factor relating to individual and/or company performance.

In November 2010, CVR Energy’s compensation committee met to determine the amount of bonuses to be paid to the named executive officers in respect of 2010. In making its determinations, CVR Energy’s compensation committee considered peer group information provided by Longnecker, as well as company performance and each individual named executive officer’s performance during 2010. With respect to company performance, CVR Energy’s compensation committee reviewed various general factors associated with the Company’s performance such as overall operational performance, financial performance and factors affecting shareholder value, including growth initiatives.

Specific items that were considered with respect to the individual performance of the named executive officers during 2010 are as follows.

•	John J. Lipinski demonstrated leadership and the capacity to perform well in the challenging economic environment, leading the company to emerge with a projected profitable year based upon nine months results despite a first quarter that was challenging industry-wide. In addition, Mr. Lipinski contributed to an overall improved and strengthened balance sheet, improvement of the company’s capital structure and enhancement and increased capacity of the crude gathering business. Mr. Lipinski also provided direction and leadership to CVR Energy generally and to the core management team, which leadership generated operational achievements and record operating performance levels of the refinery during the first ten months of the year with decreased operating costs resulting from increased efficiencies.

•	Edward A. Morgan demonstrated leadership in the finance and accounting organization and contributed to the company’s successful capital restructuring with the completion of credit facility amendments and the issuance of senior notes. Mr. Morgan also contributed to an improved and strengthened balance sheet, with a focus on financing alternatives and the development and enhancement of internal audit in-house resources.

•	Kevan A. Vick demonstrated leadership within the fertilizer business that contributed to the overall strong performance of the facility, contributed to the completion of a successful major scheduled turnaround with no unexpected increased costs, and provided leadership and direction to the fertilizer team for an effective response to the rupture of a high-pressure UAN vessel resulting in a safe and prompt reopening of the facility.

•	Stanley A. Riemann provided leadership and support to the fertilizer business during its response to the rupture of a high-pressure UAN vessel and provided direction. Mr. Riemann also provided leadership at the refinery that led to the refining assets being operated at a high degree of reliability, thereby generating record levels of operating performance. Mr. Riemann also contributed to reduction and efficiencies in the cost and capital spend program. Additionally, Mr. Riemann’s leadership and direction resulted in continued favorable safety records for both the refinery and the fertilizer facility.

•	Edmund S. Gross effectively led CVR Energy’s legal department. In addition, he managed significant litigation matters for both CVR Energy as well as the refining and fertilizer businesses. Not only has Mr. Gross been involved in litigation matters, but he has also been directly involved in the successful negotiation of significant commercial contracts for both the refining and fertilizer businesses.

Equity Awards.  CVR Energy also uses equity incentives to reward long-term performance. The issuance of equity to executive officers is intended to generate significant future value for each executive officer if CVR Energy’s performance is outstanding and the value of CVR Energy’s equity increases for all of its stockholders. CVR Energy’s compensation committee believes that its equity incentives promote long-term retention of executives. The equity incentives issued, including to the named executive officers of our general partner, were negotiated to a large degree at the time of the acquisition of the CVR Energy business in June 2005 (with additional awards that were not originally allocated in June 2005 issued in December 2006) in order to bring CVR Energy’s compensation package in line with executives at private equity portfolio companies, based on the private equity market practices at that time. Any costs associated with equity incentives awarded are borne wholly by CVR Energy. These profits interests have not had any realization event to date, but in connection with this offering, the members of Coffeyville Acquisition III will receive proceeds from the sale of the incentive distribution rights and the general partner interest. See “Certain Relationships and Related Party Transactions.”

Perquisites.  CVR Energy pays for portions of medical insurance and life insurance, as well as a medical physical every three years, for the named executive officers. Kevan A. Vick, who is involved in direct operations at our facilities, receives use of a company vehicle. The total value of all perquisites and personal benefits is less than $10,000 for each named executive officer.

Other Forms of Compensation.  Each of the named executive officers of our general partner has provisions in their respective employment agreements with CVR Energy providing for certain severance benefits in the event of termination without cause or a resignation with good reason. These severance provisions are described below in “— Change-in-Control and Termination Payments.” These severance provisions were negotiated between the named executive officers of our general partner and CVR Energy.

Summary Compensation Table

The following table sets forth the portion of compensation paid by CVR Energy to the named executive officers of our general partner that is attributable to services performed for us for the year ended December 31, 2010, with the exception of stock awards. Stock awards are not included in the Summary Compensation Table as we are not obligated under the services agreement to reimburse CVR Energy for any portion of share-based compensation awarded to executives that dedicate a portion of their time to our business and, accordingly, do not consider such awards to be attributable to services performed for us. In the case of Mr. Vick, who spends 100% of his time working for us, these amounts represent the total compensation paid to Mr. Vick by CVR Energy. With respect to other executives, the amounts reflected in the total compensation column reflect the portion of their total compensation attributable to services performed for us during the applicable years. For example, since Mr. Lipinski dedicated a weighted average of approximately 14% of his time to performing services for us, the amount reflected in the total column of the Summary Compensation Table for him represents approximately 14% of his total compensation for 2010. The amount set forth in the total column reflects the product of each respective named executive officer’s total compensation earned in 2010 multiplied by the percentage of time spent performing services for us, with such percentage weighted among the various elements of compensation in accordance with the allocation of each particular element to services performed for the Partnership. The amount of compensation received by the named executive officers of our general partner was determined by CVR Energy’s compensation committee. We had no role in determining these amounts. Under the services agreement among us, our general partner and CVR Energy, we are required to reimburse CVR Energy for all compensation that CVR Energy pays these executives for services performed for us (except for share-based compensation), although we may object to amounts that we deem unreasonable.

				All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Compensation ($)		Total ($)
John J. Lipinski, Chief Executive Officer(2)	2009	170,400	426,000	2,614	(3)	599,014
	2010	138,916	266,667	1,390		406,973
Edward A. Morgan, Chief Financial Officer(2)(4)	2009	42,837	64,238	34,335	(5)	141,410
	2010	49,469	50,400	1,204		101,073
Kevan A. Vick, Executive Vice President and Fertilizer General Manager(2)	2009	245,000	196,000	13,929	(6)	454,929
	2010	245,000	196,000	16,178		457,178
Stanley A. Riemann, Chief Operating Officer(2)	2009	140,270	280,540	4,148	(3)	424,958
	2010	62,493	124,500	1,895		188,888
Edmund S. Gross, Senior Vice President and General Counsel(2)(6)	2009	94,500	94,500	3,682	(3)	192,682
	2010	52,254	45,804	1,915		99,973

(1)	Bonuses are reported for the year in which they were earned, though they may have been paid the following year.

(2)	The table does not include the fair value of stock awards granted to the named executive officers in 2009 and 2010 because such amounts were not reimbursed by us.

(3)	For 2010, includes the portion of the following benefits for the relevant named executive officers that were reimbursed by us in accordance with the services agreement described herein: (a) company contributions to the named executive officers’ accounts under CVR Energy’s 401(k) plan and (b) premiums paid on behalf of the named executive officers with respect to CVR Energy’s basic life insurance program. Note that premiums paid on behalf of the named executive officers with respect to CVR Energy’s executive life insurance program are not included because such amounts are not reimbursed by us.

(4)	In the case of Mr. Morgan, his compensation amounts for 2009 reflect amounts earned following the date he joined CVR Energy in May 2009.

(5)	For 2010, includes the portion of the following benefits for Mr. Morgan that were reimbursed by us in accordance with the services agreement described herein: (a) company contribution to the named executive officers’ accounts under CVR Energy’s 401(k) plan and (b) premiums paid on behalf of the named executive officers with respect to CVR Energy’s basic life insurance program. Note that premiums paid on behalf of the named executive officers with respect to CVR Energy’s executive life insurance program are not included because such amounts are not reimbursed by us.

(6)	For 2010, includes the portion of the following benefits for Mr. Vick that were reimbursed by us in accordance with the services agreement described herein: (a) car allowance, (b) company contribution to the named executive officers’ accounts under CVR Energy’s 401(k) plan and (c) premiums paid on behalf of the named executive officers with respect to CVR Energy’s basic life insurance program. Note that premiums paid on behalf of the named executive officers with respect to CVR Energy’s executive life insurance program are not included because such amounts are not reimbursed by us.

Employment Agreements

John J. Lipinski.  On July 12, 2005, Coffeyville Resources, LLC entered into an employment agreement with Mr. Lipinski, as chief executive officer, which was subsequently assumed by CVR Energy and amended and restated effective as of January 1, 2008. Mr. Lipinski’s employment agreement was amended and restated effective January 1, 2010 and subsequently amended and restated on January 1, 2011. The agreement has a rolling term of three years so that at the end of each month it automatically renews for one additional month, unless otherwise terminated by CVR Energy or Mr. Lipinski. Mr. Lipinski receives an annual base salary of $900,000 effective as of January 1, 2011. Mr. Lipinski is also eligible to receive a performance-based annual cash bonus with a target payment equal to 250% of his annual base salary to be based upon individual and/or company performance criteria as established by the compensation committee of the board of directors of CVR Energy for each fiscal year. In addition, Mr. Lipinski is entitled to participate in such health, insurance, retirement and other employee benefit plans and programs of CVR Energy as in effect from time to time on the same basis as other senior executives of CVR Energy. The agreement requires Mr. Lipinski to abide by a perpetual restrictive covenant relating to non-disclosure and also includes covenants relating to non-solicitation and non-competition that govern during his employment and thereafter for the period severance is paid and, if no severance is paid, for one year following termination of employment. In addition, Mr. Lipinski’s agreement provides for certain severance payments that may be due following the termination of his employment under certain circumstances, which are described below under “— Change-in-Control and Termination Payments.”

Edward A. Morgan, Kevan A. Vick, Stanley A. Riemann and Edmund S. Gross.  On July 12, 2005, Coffeyville Resources, LLC entered into employment agreements with each of Messrs. Riemann and Gross. The agreements were subsequently assumed by CVR Energy and amended and restated between the respective executives and CVR Energy effective as of December 29, 2007. Each of these agreements was amended and restated effective January 1, 2010 and subsequently amended and restated on January 1, 2011. The agreements have a term of three years and expire in January 2014, unless otherwise terminated earlier by the parties. Mr. Morgan entered into an employment agreement with CVR Energy effective May 14, 2009, which was amended effective August 17, 2009. This employment agreement was further amended and restated effective January 1, 2010 and subsequently amended and restated on January 1, 2011. Similarly, this agreement has a term of three years and expires in January 2014, unless otherwise terminated earlier by the parties. The agreements provide for an annual base salary of $335,000 for Mr. Morgan, $253,000 for Mr. Vick, $425,000 for Mr. Riemann and $362,000 for Mr. Gross, each effective as of January 1, 2011. Each executive officer is eligible to receive a performance-based annual cash bonus to be based upon individual and/or company performance criteria as established by the compensation committee of the board of directors of CVR Energy for each fiscal year. The target annual bonus percentages for these executive officers effective as of January 1, 2011 are as follows: Mr. Morgan (120%), Mr. Vick (80%), Mr. Riemann (200%) and Mr. Gross (100%). These executives are also entitled to participate in such health, insurance, retirement and other employee benefit plans and programs of CVR Energy as in effect from time to time on the same basis as other senior executives of CVR Energy. The agreements require these executive officers to abide by a perpetual restrictive covenant relating to non-disclosure and also include covenants relating to non-solicitation and, except in the case of Mr. Gross, non-competition during the executives’ employment and for one year following termination of employment. In addition, these agreements provide for certain severance payments that may be due following the termination of employment under certain circumstances, which are described below under “— Change-in-Control and Termination Payments.”

Compensation of Directors

Officers, employees and directors of CVR Energy who serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. We anticipate that each independent director will receive compensation for attending meetings of our general partner’s board of directors and committees thereof. Historically, our independent directors received an annual director fee of $75,000 in cash, with the audit committee chair receiving an additional fee of $15,000 per year in cash. Following the closing of this offering, independent directors will receive an annual director fee of $50,000 in cash plus $50,000 in phantom units, with the audit committee chair receiving an additional fee of $15,000 per year in cash. In addition, upon the consummation of this offering, Ms. Ecton and Mr. Muller will each receive a one-time award of phantom units with values of $250,000 and $150,000, respectively. These phantom units are expected to vest six months following the grant date. Each director will also be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors (and committees thereof) of our general partner and for other director-related education expenses. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.

The following table provides compensation information for the year ended December 31, 2010 for each independent director of our general partner.

	Fees Earned or Paid in
Name	Cash	Total Compensation

Donna R. Ecton(1)	$90,000	$90,000
Frank M. Muller, Jr.	$75,000	$75,000

(1)	In addition to the $75,000 annual fee earned by Ms. Ecton for her service on the board of directors of our general partner, she also received an additional $15,000 for her service as chair of the audit committee.

Reimbursement of Expenses of Our General Partner

Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf under the services agreement. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Services Agreement” for a description of our services agreement. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to us, and all other expenses necessary or appropriate to the conduct of our business and allocable to us. These expenses also include costs incurred by CVR Energy or its affiliates in rendering corporate staff and support services to us pursuant to the services agreement, including a pro rata portion of the compensation of CVR Energy’s executive officers who provide management services to us (based on the amount of time such executive officers devote to our business). We expect for the year ending December 31, 2011 that the total amount paid to our general partner and its affiliates (including amounts paid to CVR Energy pursuant to the services agreement) will be approximately $10.3 million.

Our partnership agreement provides that our general partner will determine which of its and its affiliates’ expenses are allocable to us and the services agreement provides that CVR Energy will invoice us monthly for services provided thereunder. Our general partner may dispute the costs that CVR Energy charges us under the services agreement, but we will not be entitled to a refund of any disputed cost unless it is determined not to be a reasonable cost incurred by CVR Energy in connection with services it provided.

Retirement Plan Benefits

Prior to the completion of this offering, our employees (including the executive officers of our general partner) were covered by a defined-contribution 401(k) plan sponsored and administered by CVR Energy. Our operating subsidiary’s contributions for our employees under the 401(k) plan sponsored and administered by CVR Energy were $0.4 million, $0.4 million and $0.3 million for the years ended December 31, 2010, 2009 and 2008, respectively. Upon the completion of this offering, we intend that our employees will continue to participate in CVR Energy’s plan.

Change-in-Control and Termination Payments

Under the terms of our general partner’s named executive officers’ employment agreements with CVR Energy, they may be entitled to severance and other benefits from CVR Energy following the termination of their employment with CVR Energy. The amounts reflected in this section have not been pro-rated based on the amount of time spent working for us because we do not reimburse CVR Energy for costs associated with terminations of employment under the services agreement. The amounts of potential post-employment payments and benefits in the narrative and table below assume that the triggering event took place on December 31, 2010; however, except with respect to salary, which is as of December 31, 2010, they are based on the terms of the employment agreements in effect as of January 1, 2011.

John J. Lipinski.  If Mr. Lipinski’s employment is terminated either by CVR Energy without cause and other than for disability or by Mr. Lipinski for good reason (as these terms are defined in his employment agreement), then in addition to any accrued amounts, including any base salary earned but unpaid through the date of termination, any earned but unpaid annual bonus for completed fiscal years, any unused accrued paid time off and any unreimbursed expenses (“Accrued Amounts”), Mr. Lipinski is entitled to receive as severance (a) salary continuation for 36 months (b) a pro-rata target bonus for the year in which termination occurs and (c) the continuation of medical benefits for 36 months at active-employee rates or until such time as Mr. Lipinski becomes eligible for medical benefits from a subsequent employer. In addition, if Mr. Lipinski’s employment is terminated either by CVR Energy without cause and other than for disability or by Mr. Lipinski for good reason (as these terms are defined in his employment agreement) within one year following a change in control (as defined in his employment agreements) or in specified circumstances prior to and in connection with a change in control, Mr. Lipinski will receive 1/12 of his target bonus for the year of termination for each month of the 36 month period during which he is entitled to severance.

If Mr. Lipinski’s employment is terminated as a result of his disability, then in addition to any Accrued Amounts and any payments to be made to Mr. Lipinski under disability plan(s), Mr. Lipinski is entitled to (a) disability payments equal to, in the aggregate, Mr. Lipinski’s base salary as in effect immediately before his disability (the estimated total amount of this payment is set forth in the relevant table below) and (b) a pro-rata target bonus for the year in which termination occurs. Such supplemental disability payments will be made in installments for a period of 36 months from the date of disability. As a condition to receiving these severance payments and benefits, Mr. Lipinski must (a) execute, deliver and not revoke a general release of claims and (b) abide by restrictive covenants as detailed below. If Mr. Lipinski’s employment is terminated at any time by reason of his death, then in addition to any Accrued Amounts Mr. Lipinski’s beneficiary (or his estate) will be paid (a) the base salary Mr. Lipinski would have received had he remained employed through the remaining term of his employment agreement and (b) a pro-rata target bonus for the year in which termination occurs. Notwithstanding the foregoing, CVR Energy may, at its option, purchase insurance to cover the obligations with respect to either Mr. Lipinski’s supplemental disability payments or the payments due to Mr. Lipinski’s beneficiary or estate by reason of his death. Mr. Lipinski will be required to cooperate in obtaining such insurance. Upon a termination by reason of Mr. Lipinski’s retirement, in addition to any Accrued Amounts, Mr. Lipinski will receive (a) continuation of medical and dental benefits for 36 months at active-employee rates or until such time as Mr. Lipinski becomes eligible for such benefits from a subsequent employer, (b) provision of an office at CVR Energy’s headquarters and use of CVR Energy’s facilities and administrative support, each at CVR Energy’s expense, for 36 months and (c) a pro-rata target bonus for the year in which termination occurs.

In the event that Mr. Lipinski is eligible to receive continuation of medical and dental benefits at active-employee rates but is not eligible to continue to receive benefits under CVR Energy’s plans pursuant to the terms of such plans or a determination by the insurance providers, CVR Energy will use reasonable efforts to obtain individual insurance policies providing Mr. Lipinski with such benefits at the same cost to CVR Energy as providing him with continued coverage under CVR Energy’s plans. If such coverage cannot be obtained, CVR Energy will pay Mr. Lipinski on a monthly basis during the relevant continuation period, an amount equal to the amount CVR Energy would have paid had he continued participation in CVR Energy’s medical and dental plans.

If any payments or distributions due to Mr. Lipinski would be subject to the excise tax imposed under Section 4999 of the Code, then such payments or distributions will be “cut back” only if that reduction would be more beneficial to him on an after-tax basis than if there was no reduction. The estimated total amounts payable to Mr. Lipinski (or his beneficiary or estate in the event of death) in the event of termination of employment under the circumstances described above are set forth in the table below. Mr. Lipinski would solely be entitled to Accrued Amounts, if any, upon the termination of employment by CVR Energy for cause, by him voluntarily without good reason, or by reason of his retirement. The agreement requires Mr. Lipinski to abide by a perpetual restrictive covenant relating to non-disclosure. The agreement also includes covenants relating to non-solicitation and non-competition during Mr. Lipinski’s employment term, and thereafter during the period he receives severance payments or supplemental disability payments, as applicable, or for one year following the end of the term (if no severance or disability payments are payable).

Edward A. Morgan, Kevan A. Vick, Stanley A. Riemann and Edmund S. Gross.  Pursuant to their employment agreements, if the employment of Messrs. Morgan, Vick, Riemann or Gross is terminated either by CVR Energy without cause and other than for disability or by the executive officer for good reason (as such terms are defined in their respective employment agreements), then these executive officers are entitled, in addition to any Accrued Amounts, to receive as severance (a) salary continuation for 12 months (18 months for Mr. Riemann), (b) a pro-rata target bonus for the year in which termination occurs and (c) the continuation of medical and dental benefits for 12 months (18 months for Mr. Riemann) at active-employee rates or until such time as the executive officer becomes eligible for such benefits from a subsequent employer. In addition, if the employment of the named executive officers is terminated either by CVR Energy without cause and other than for disability or by the executives for good reason (as these terms are defined in their employment agreements) within one year following a change in control (as defined in their employment agreements) or in specified circumstances prior to and in connection with a change in control, they are also entitled to receive additional benefits. For Messrs. Morgan, Riemann and Gross, the severance period and benefit continuation period is extended to 24 months for Messrs. Morgan and Gross and 30 months for Mr. Riemann and they will also receive monthly payments equal to 1/12 of their respective target bonuses for the year of termination during the 24  (or 30) month severance period. Mr. Vick will receive monthly payments equal to 1/12 of his respective target bonus for the year of termination for 12 months. Upon a termination by reason of these executives’ employment upon retirement, in addition to any Accrued Amounts, they will receive (a) a pro-rata target bonus for the year in which termination occurs and (b) continuation of medical benefits for 24 months at active-employee rates or until such time as they become eligible for medical benefits from a subsequent employer.

In the event that Messrs. Morgan, Vick, Riemann and Gross are eligible to receive continuation of medical and dental benefits at active-employee rates but are not eligible to continue to receive benefits under CVR Energy’s plans pursuant to the terms of such plans or a determination by the insurance providers, CVR Energy will use reasonable efforts to obtain individual insurance policies providing the executives with such benefits at the same cost to CVR Energy as providing them with continued coverage under CVR Energy’s plans. If such coverage cannot be obtained, CVR Energy will pay the executives on a monthly basis during the relevant continuation period, an amount equal to the amount CVR Energy would have paid had they continued participation in CVR Energy’s medical and dental plans.

As a condition to receiving these severance payments and benefits, the executives must (a) execute, deliver and not revoke a general release of claims and (b) abide by restrictive covenants as detailed below. The agreements provide that if any payments or distributions due to an executive officer would be subject to the excise tax imposed under Section 4999 of the Code, then such payments or distributions will be cut back only if that reduction would be more beneficial to the executive officer on an after-tax basis than if there were no reduction. These executive officers would solely be entitled to Accrued Amounts, if any, upon the termination of employment by CVR Energy for cause, by him voluntarily without good reason, or by reason of retirement, death or disability. The agreements require each of the executive officers to abide by a perpetual restrictive covenant relating to non-disclosure. The agreements also include covenants relating to non-solicitation and, except in the case of Mr. Gross, covenants relating to non-competition during their employment terms and for one year following the end of the terms.

	Cash Severance					Benefit Continuation
				Termination					Termination
				without Cause					without Cause
				or with Good					or with Good
	Death	Disability	Retirement	Reason		Death	Disability	Retirement	Reason
				(1)	(2)				(1)	(2)

John J. Lipinski	$4,950,000	$4,950,000	$2,250,000	$4,950,000	$11,700,000	$—	$—	$26,788	$26,788	$26,788
Edward A. Morgan	—	—	378,000	693,000	1,764,000	—	—	25,620	12,810	25,620
Kevan A. Vick	—	—	196,000	441,000	637,000	—	—	25,620	12,810	12,810
Stanley A. Riemann	—	—	830,000	1,452,500	3,942,500	—	—	17,859	13,394	22,324
Edmund S. Gross	—	—	347,000	694,000	1,735,000	—	—	25,620	12,810	25,620

(1)	Severance payments and benefits in the event of termination without cause or resignation for good reason not in connection with a change in control.

(2)	Severance payments and benefits in the event of termination without cause or resignation for good reason in connection with a change in control.

Each of the named executive officers has been granted shares of restricted stock granted pursuant to the CVR Energy, Inc. 2007 Long Term Incentive Plan. In connection with joining CVR Energy on May 14, 2009, Mr. Morgan was awarded 25,000 shares of restricted stock. On December 18, 2009, Mr. Morgan was granted 38,168 shares of restricted stock and Mr. Gross was awarded 15,268 shares of restricted stock. On July 16, 2010, Messrs. Lipinski, Morgan, Vick, Riemann and Gross were granted 222,532, 41,725, 13,909, 69,542 and 59,110 shares of restricted stock, respectively. On December 31, 2010, Messrs. Lipinski, Morgan, Vick, Riemann and Gross were granted 222,333, 41,502, 14,526, 68,347 and 45,719 shares of restricted stock, respectively.

Subject to vesting requirements, the named executive officers are required to retain at least 50% of their respective shares for a period equal to the lesser of (a) three years, commencing with the date of the award, or (b) as long as such individual remains an officer of CVR Energy (or an affiliate) at the level of Vice President or higher. The named executive officers have the right to vote their shares of restricted stock immediately, although the shares are subject to transfer restrictions and vesting requirements that lapse in one-third annual increments beginning on the first anniversary of the date of grant, subject to immediate vesting under certain circumstances. The shares granted to Mr. Morgan in May 2009 become immediately vested in the event of his death or disability. All other grants of restricted stock become immediately vested in the event of the relevant named executive officer’s death, disability or retirement, or in the event of any of the following: (a) such named executive officer’s employment is terminated other than for cause within the one year period following a change in control of CVR Energy, Inc.; (b) such named executive officer resigns from employment for good reason within the one year period following a change in control; or (c) such named executive officer’s employment is terminated under certain circumstances prior to a change in control. The terms disability, retirement, cause, good reason and change in control are all defined in the CVR LTIP.

The following table reflects the value of accelerated vesting of the unvested restricted stock awards held by the named executive officers assuming the triggering event took place on December 31, 2010, and based on the closing price of CVR Energy common stock as of such date, which was $15.18 per share.

Value of Accelerated Vesting of Restricted Stock Awards

				Termination without
				Cause or
	Death	Disability	Retirement	with Good Reason
				(1)	(2)

John J. Lipinski	$6,753,050	$6,753,050	$6,753,050	—	$6,753,050
Edward A. Morgan	$1,902,630	$1,902,630	$1,902,630	—	$1,649,640
Kevan A. Vick	$431,643	$431,643	$431,643	—	$431,643
Stanley A. Riemann	$2,093,155	$2,093,155	$2,093,155	—	$2,093,155
Edmund S. Gross	$1,745,806	$1,745,806	$1,745,806	—	$1,745,806

(1)	Termination without cause or resignation for good reason not in connection with a change in control.

(2)	Termination without cause or resignation for good reason in connection with a change in control.

CVR Partners, LP Long-Term Incentive Plan

General

Prior to the completion of this offering, the board of directors of our general partner intends to adopt the CVR Partners, LP Long-Term Incentive Plan, or LTIP. Individuals who will be eligible to receive awards under the LTIP include CVR Partners’ and its subsidiaries’ and parents’ employees, officers, consultants and directors. The LTIP will allow for the grant of options, unit appreciation rights, distribution equivalent rights, restricted units, phantom units and other unit-based awards, each in respect of common units representing limited partner interests in CVR Partners. A summary of the principal features of the LTIP is provided below.

Common Units Available for Issuance

The LTIP authorizes a pool of 5,000,000 common units representing limited partner interests in CVR Partners. Whenever any outstanding award granted under the LTIP expires, is canceled, is forfeited, is settled in cash or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire award, the number of common units available for issuance under the LTIP shall be increased by the number of common units previously allocable to the expired, canceled, settled or otherwise terminated portion of the award.

Source of Common Units; Cost

Common units to be delivered with respect to awards may be newly-issued common units, common units acquired by our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring such common units. With respect to options, our general partner will be entitled to reimbursement from us for the difference between the cost it incurs in acquiring these common units and the proceeds it receives from an optionee at the time of exercise. Thus, we will bear the cost of the options. If we issue new common units with respect to these awards, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our general partner will be entitled to reimbursement by us for the amount of the cash settlement.

Administration and Eligibility

The LTIP would be administered by a committee, which would initially be the compensation committee of the board of directors of our general partner. The committee would determine who is eligible to participate in the LTIP, determine the types of awards to be granted, prescribe the terms and conditions of all awards, and construe and interpret the terms of the LTIP. All decisions made by the committee would be final, binding and conclusive.

Types of Awards

Options

The compensation committee is authorized to grant options to participants. The exercise price of any option must be equal to or greater than the fair market value of a common unit on the date the option is granted. The term of an option cannot exceed ten years, except that options may be exercised for up to one year following the death of a participant even if such period extends beyond the ten year term. Subject to the terms of the LTIP, the option’s terms and conditions, which include but are no limited to, exercise price, vesting, treatment of the award upon termination of employment, and expiration of the option, would be determined by the committee and set forth in an award agreement. Payment for common units purchased upon exercise of an option must be made in full at the time of purchase. The exercise price may be paid (i) in cash or its equivalent (e.g., check), (ii) in common units already owned by the participant, on terms determined by the committee, (iii) in the form of other property as determined by the committee, (iv) through participation in a “cashless exercise” procedure involving a broker or (v) by a combination of the foregoing.

Unit Appreciation Rights (UARs)

The compensation committee is authorized, either alone or in connection with the grant of an option, to grant UARs to participants. The terms and conditions of a UAR award would be determined by the committee and set forth in an award agreement. UARs may be exercised at such times and be subject to such other terms, conditions, and provisions as the committee may impose. The committee may establish a maximum amount per common unit that would be payable upon exercise of a UAR. A UAR would entitle the participant to receive, on exercise of the UAR, an amount equal to the product of (i) the excess of the fair market value of a unit on the date preceding the date of surrender over the fair market value of a common unit on the date the UAR was issued, or, if the UAR is related to an option, the per-unit exercise price of the option and (ii) the number of common units subject to the UAR or portion thereof being exercised. Subject to the discretion of the committee, payment of a UAR may be made in cash, common units or a combination thereof.

Distribution Equivalent Rights

The compensation committee is authorized to grant distribution equivalent rights either in tandem with an award or as a separate award. The terms and conditions applicable to each distribution equivalent right would be determined by the committee and set forth in an award agreement. Amounts payable in respect of distribution equivalent rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on the distribution equivalent rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the award to which the distribution equivalent rights relate; provided that distribution equivalent rights may not contain payment or other terms that could adversely affect the option or award to which it relates under Section 409A of the Code or otherwise.

Restricted Units and Phantom Units

The compensation committee is authorized to grant restricted units and phantom units, subject to such terms and conditions as determined by the committee and set forth in an award agreement. Restricted units and phantom units may not be sold, transferred, pledged, or otherwise transferred until the time, or until the satisfaction of such other terms, conditions, and provisions, as the committee may determine. When the period of restriction on restricted units terminates, unrestricted common units would be delivered. Unless the committee determines otherwise at the time of grant, restricted units carry full voting rights and other rights as a unitholder, including rights to receive distributions. At the time an award of restricted units is granted, the committee may determine that the payment to the participant of distributions would be deferred until the lapsing of the restrictions imposed upon the common units and whether deferred dividends are to be converted into additional common units or held in cash. The deferred distributions would be subject to the same forfeiture restrictions and restrictions on transferability as the restricted units with respect to which they were paid. Each phantom unit would represent the right of the participant to receive a payment upon vesting of the phantom unit or on any later date specified by the committee. The payment would equal the fair market value of a common unit as of the date the phantom unit was granted, the vesting date, or such other date as determined by the committee at the time the phantom unit was granted. At the time of grant, the committee may provide a limitation on the amount payable in respect of each phantom unit. The committee may provide for a payment in respect of phantom units in cash or in common units having a fair market value equal to the payment to which the participant has become entitled.

Other Unit-Based Awards

The compensation committee is authorized to grant other unit-based awards to participants as additional compensation for service to us or a subsidiary or in lieu of cash or other compensation to which participants have become entitled. Other unit-based awards may be subject to other terms and conditions, which may vary from time to time and among participants, as the committee determines to be appropriate.

Amendment and Termination of the LTIP

The board of directors of our general partner has the right to amend the LTIP, except that it may not amend the LTIP in a manner that would impair or adversely affect the rights of the holder of an award without the award holder’s consent. In addition, the board of directors of our general partner may not amend the LTIP absent unitholder approval to the extent such approval is required by applicable law, regulation or exchange requirement. The LTIP will terminate on the tenth anniversary of the date of approval by the board of directors of our general partner. The board of directors of our general partner may terminate the LTIP at any earlier time, except that termination cannot in any manner impair or adversely affect the rights of the holder of an award without the award holder’s consent.

No Repricing of Options or UARs

Unless our unitholders approve such adjustment, the committee would not have authority to make any adjustments to options or UARs that would reduce or would have the effect of reducing the exercise price of an option or UAR previously granted under the LTIP (except as provided under “Adjustments” below).

Change in Control

The effect, if any, of a change in control on each of the awards granted under the LTIP may be set forth in the applicable award agreement.

Adjustments

In the event of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, stock dividend, issuance of warrants, rights or debentures, stock distribution, stock split or reverse stock split, cash distribution, property distribution, combination or exchange of units, repurchase of units, or similar transaction or other change in corporate structure affecting our common units, adjustments and other substitutions will be made to the LTIP, including adjustments in the maximum number of common units subject to the LTIP and adjustments to outstanding awards granted under the LTIP as the compensation committee determines appropriate. In the event of our merger or consolidation, liquidation or dissolution, outstanding options and awards will be treated as provided for in the agreement entered into in connection with the transaction, or, if not so provided in such agreement, holders of options awards will be entitled to receive in respect of each common unit subject to any outstanding options or awards, upon exercise of any option or payment or transfer in respect of any award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a common unit was entitled to receive in the transaction in respect of a common unit; provided, however, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the options and awards prior to such transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common units following this offering by:

•	our general partner;

•	each of our general partner’s directors;

•	each of our general partner’s executive officers;

•	each unitholder known by us to beneficially hold five percent or more of our outstanding units; and

•	all of our general partner’s named executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all units beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our beneficial owners is c/o CVR Partners, LP, 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479. The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described under “Underwriters.”

Percentage of
Total Common
Units to be
	Common Units to be	Beneficially
Name of Beneficial Owner	Beneficially Owned	Owned(1)

CVR GP, LLC(2)	—	—
Coffeyville Resources, LLC(3)	53,800,000	73.7%
John J. Lipinski	—	—
Stanley A. Riemann	—	—
Edward A. Morgan	—	—
Edmund S. Gross	—	—
Kevan A. Vick	—	—
Christopher G. Swanberg	—	—
Donna R. Ecton	—	—
Scott L. Lebovitz	—	—
George E. Matelich	—	—
Frank M. Muller, Jr.	—	—
Stanley de J. Osborne	—	—
John K. Rowan	—	—
All directors and executive officers of our general partner as a group (12 persons)	—	—

*	Less than 1%

(1)	Based on 73,000,000 common units outstanding following this offering.

(2)	CVR GP, LLC, a wholly-owned subsidiary of Coffeyville Resources, is our general partner and manages and operates our business and has a non-economic general partner interest.

(3)	Coffeyville Resources, LLC is an indirect wholly-owned subsidiary of CVR Energy, a publicly traded company. The directors of CVR Energy are John J. Lipinski, C. Scott Hobbs, Scott L. Lebovitz, George E. Matelich, Steve A. Nordaker, Stanley de J. Osborne, John K. Rowan, Joseph E. Sparano and Mark E. Tomkins. The units owned by Coffeyville Resources, LLC, as reflected in the table, are common units. The table assumes the underwriters do not exercise their option to purchase 2,880,000 additional common units and such units are therefore issued to Coffeyville Resources upon the option’s expiration. If such option is exercised in full, Coffeyville Resources will beneficially own 50,920,000 common units, or 69.8% of total common units outstanding.

The following table sets forth, as of March 1, 2011, the number of shares of common stock of CVR Energy owned by each of the executive officers and directors of our general partner and all directors and executive officers of our general partner as a group.

	Shares Beneficially
	Owned As of
	March 1, 2011
Name and Address	Number	Percent

John J. Lipinski(a)	622,336	*
Stanley A. Riemann(b)	137,889	*
Edward A. Morgan	140,824	*
Edmund S. Gross(c)	119,496	*
Kevan A. Vick(d)	29,435	*
Christopher G. Swanberg(e)	44,273	*
Donna R. Ecton	3,500	*
Scott L. Lebovitz(f)	8,353	*
Frank M. Muller, Jr.	200	*
George E. Matelich(g)	7,988,179	9.1%
Stanley de J. Osborne(g)	7,988,179	9.1%
John K. Rowan	—	—
All directors and executive officers, as a group (12 persons)	9,094,485	10.4%

*	Less than 1%

(a)	Mr. Lipinski also indirectly owns 20,113 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition but does not have the power to vote or dispose of these additional shares.

(b)	Mr. Riemann also indirectly owns 12,377 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition but does not have the power to vote or dispose of these shares.

(c)	Mr. Gross also indirectly owns 928 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition but does not have the power to vote or dispose of these additional shares.

(d)	Mr. Vick also indirectly owns 7,736 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition but does not have the power to vote or dispose of these additional shares.

(e)	Mr. Swanberg also indirectly owns 773 shares of common stock of CVR Energy through his interests in common units of Coffeyville Acquisition but does not have the power to vote or dispose of these additional shares.

(f)	Represents shares beneficially owned by Goldman, Sachs & Co. Mr. Lebovitz is a managing director of Goldman, Sachs & Co. Mr. Lebovitz disclaims beneficial ownership of these shares of common stock of CVR Energy except to the extent of his pecuniary interest, if any.

(g)	Represents shares owned by Coffeyville Acquisition which is controlled by the Kelso Funds. Messrs. Matelich and Osborne are the sole directors of Coffeyville Acquisition. Kelso Investment Associates VII, L.P., or KIA VII, a Delaware limited partnership, and KEP VI, LLC, or KEP VI, a Delaware limited liability company, are members of Coffeyville Acquisition and own substantially all of the common units of Coffeyville Acquisition. KIA VII owns common units of Coffeyville Acquisition that correspond to 6,240,910 shares of common stock of CVR Energy, and KEP VI owns common units in Coffeyville Acquisition that correspond to 1,545,368 shares of common stock of CVR Energy. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares of common stock of CVR Energy but each disclaims such beneficial ownership. Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Moore, Nickell, Osborne, Wahrhaftig and Wall (the “Kelso Individuals”) may be deemed to share beneficial ownership of shares of common stock of CVR Energy owned of record or beneficially owned by KIA VII, KEP VI and Coffeyville Acquisition by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of the Kelso Individuals share investment and voting power with respect to the ownership interests owned by KIA VII, KEP VI and Coffeyville Acquisition but disclaim beneficial ownership of such interests. Mr. Collins may be deemed to share beneficial ownership of shares of common stock owned of record or beneficially owned by KEP VI and Coffeyville Acquisition by virtue of his status as a managing member of KEP VI. Mr. Collins shares investment and voting power with the Kelso Individuals with respect to ownership interests owned by KEP VI and Coffeyville Acquisition but disclaims beneficial ownership of such interests. Coffeyville Acquisition may elect to sell its shares of CVR Energy at any time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Coffeyville Resources, a wholly-owned subsidiary of CVR Energy, will own (i) 53,800,000 common units, representing approximately 73.7% of our outstanding units (approximately 69.8% if the underwriters exercise their option to purchase additional common units in full) and (ii) our general partner with its non-economic general partner interest (which will not entitle it to receive distributions) in us.

Distributions and Payments to CVR Energy and its Affiliates

The following table summarizes the distributions and payments made or to be made by us to CVR Energy and its affiliates (including our general partner) and Coffeyville Acquisition III in connection with the formation, ongoing operation and any liquidation of CVR Partners, LP. These distributions and payments were or will be determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by CVR	• 30,333,333 special units.
Energy and its affiliates for the contribution of assets and liabilities to	• The general partner interest and associated incentive distribution rights, or IDRs.
us in October 2007
• Our agreement, contingent on our completing an initial public or private offering, to reimburse Coffeyville Resources for certain capital expenditures made with respect to the nitrogen fertilizer business.

Pre-IPO Operational Stage

Distributions of Operating Cash Flow	• In 2008, we paid a distribution of $50.0 million to Coffeyville Resources.

Loans to Coffeyville Resources
• In 2009 and 2010, we maintained a lending relationship with Coffeyville Resources in order to supplement Coffeyville Resources’ working capital needs. We were paid interest on those borrowings, which we recorded as a due from affiliate balance, equal to the interest rate Coffeyville Resources paid on its revolving credit facility. The $160.0 million due from affiliate balance, which bore interest at a rate of 8.5% per annum for the year ended December 31, 2010, was distributed to Coffeyville Resources on December 31, 2010.

Offering Stage

Distributions to Coffeyville Resources	• We will distribute to Coffeyville Resources all cash on our balance sheet before the closing date of this offering (other than cash in respect of prepaid sales).

• We will use approximately $18.4 million of the proceeds of this offering to make a distribution to Coffeyville Resources in satisfaction of our obligation to reimburse it for certain capital expenditures made with respect to the nitrogen fertilizer business.

• We will also use approximately $69.3 million of the proceeds of this offering to make a special distribution to Coffeyville Resources in order to, among other things, fund the offer to purchase Coffeyville Resources’ senior secured notes required upon consummation of this offering;

• We will also draw our new $125.0 million term loan in full, and make a special distribution to Coffeyville Resources of $92.1 million of the proceeds therefrom in order to, among other things, fund the offer to purchase Coffeyville Resources’ senior secured notes required upon consummation of this offering.

Purchase of CVR GP, LLC
• We will use approximately $26.0 million of the proceeds of this offering to purchase (and subsequently extinguish) the IDRs owned by our general partner. The proceeds of this sale will be paid as a distribution to the owners of Coffeyville Acquisition III, which include the Goldman Sachs Funds, the Kelso Funds and members of our senior management.

Conversion of Special Units	• In connection with this offering, all of the special units owned by CVR Energy and its affiliates will be converted into 50,920,000 common units.

Post-IPO Operational Stage

Distributions to CVR Energy and its affiliates
• We will generally make cash distributions to the unitholders pro rata, including to Coffeyville Resources, as the holder of common units. Immediately following this offering, based on ownership of our common units at such time, CVR Energy and its subsidiaries will own approximately 73.7% of our common units (69.8% if the underwriters exercise their over-allotment option in full) and would receive a pro rata percentage of the available cash that we distribute in respect thereof.

Payments to our general partner and its affiliates
• We will reimburse our general partner and its affiliates for all expenses incurred on our behalf. In addition we will reimburse CVR Energy for certain operating expenses and for the provision of various general and administrative services for our benefit under the services agreement.

Liquidation Stage

Liquidation	• Upon our liquidation, our unitholders will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with CVR Energy

In connection with the formation of CVR Partners and the initial public offering of CVR Energy in October 2007, we entered into several agreements with CVR Energy and its affiliates that govern the business relations among us, CVR Energy and its affiliates, and our general partner. In connection with the Transactions, we intend to amend and restate certain of the intercompany agreements and to enter into several new agreements with CVR Energy and its affiliates. The agreements being amended include our partnership agreement, the terms of which are more fully described under “The Partnership Agreement” and elsewhere in this prospectus. These agreements were not the result of arm’s-length negotiations and the terms of these agreements are not necessarily at least as favorable to the parties to these agreements as terms which could have been obtained from unaffiliated third parties.

Contribution Agreement

In connection with the Transactions, we have entered into an amended and restated contribution, conveyance and assumption agreement with various affiliates of CVR Energy in order to facilitate the consummation of the Transactions. Pursuant to this agreement, (1) we will distribute all of our cash on hand, other than cash in respect of prepaid sales, to Coffeyville Resources, (2) CVR Special GP will exchange its 33,303,000 special GP units for a specified amount of our common units, (3) Coffeyville Resources will exchange its 30,333 special LP units for a specified amount of our common units, (4) CVR Special GP will merge with and into Coffeyville Resources, (5) we will use the net proceeds of this offering to repay Coffeyville Resources for capital expenditures incurred previously, to make a distribution to Coffeyville Resources, and to redeem the IDRs from CVR GP, with the remainder to be used for general corporate purposes, (6) Coffeyville Resources and CVR GP will execute an amended and restated partnership agreement, (7) CVR GP will distribute the proceeds it receives from the redemption of the IDRs to Coffeyville Acquisition III, (8) Coffeyville Acquisition III will sell its interest in CVR GP to Coffeyville Resources and (9) upon the earlier to occur of the expiration of the over-allotment option period or the exercise in full of the over-allotment option, we will issue to Coffeyville Resources a number of common units equal to the excess, if any, of the total number of option units over the number of common units, if any, actually purchased by the underwriters in connection with the exercise of their overallotment option.

Coke Supply Agreement

We entered into a pet coke supply agreement with CVR Energy in October 2007 pursuant to which CVR Energy supplies us with pet coke. This agreement provides that CVR Energy must deliver to us during each calendar year an annual required amount of pet coke equal to the lesser of (i) 100 percent of the pet coke produced at its petroleum refinery or (ii) 500,000 tons of pet coke. We are also obligated to purchase this annual required amount. If CVR Energy produces more than 41,667 tons of pet coke during a calendar month, then we will have the option to purchase the excess at the purchase price provided for in the agreement. If we decline to exercise this option, CVR Energy may sell the excess to a third party.

The price which we will pay for the pet coke is based on the lesser of a pet coke price derived from the price received by us for UAN (subject to a UAN-based price ceiling and floor) and a pet coke index price but in no event will the pet coke price be less than zero. We also pay any taxes associated with the sale, purchase, transportation, delivery, storage or consumption of the pet coke. We are entitled to offset any amount payable for the pet coke against any amount due from CVR Energy under the feedstock and shared services agreement. If we fail to pay an invoice on time, we will pay interest on the outstanding amount payable at a rate of three percent above the prime rate.

In the event CVR Energy delivers pet coke to us on a short term basis and such pet coke is off-specification on more than 20 days in any calendar year, there will be a price adjustment to compensate us and/or capital contributions will be made to us to allow us to modify our equipment to process the pet coke received. If CVR Energy determines that there will be a change in pet coke quality on a long-term basis, then it will be required to notify us of such change with at least three years’ notice. We will then determine the appropriate changes necessary to our nitrogen fertilizer plant in order to process such off-specification pet coke. CVR Energy will compensate us for the cost of making such modifications and/or adjust the price of pet coke on a mutually agreeable commercially reasonable basis.

The terms of the pet coke supply agreement provide benefits both to us and CVR Energy’s petroleum business. The cost of the pet coke supplied by CVR Energy to us in most cases will be lower than the price which we otherwise would pay to third parties. The cost to us will be lower both because the actual price paid will be lower and because we will pay significantly reduced transportation costs (since the pet coke is supplied by an adjacent facility which will involve no freight or tariff costs). In addition, because the cost we pay will be formulaically related to the price received for UAN (subject to a UAN based price floor and ceiling), we will enjoy lower pet coke costs during periods of lower revenues regardless of the prevailing pet coke market.

In return for CVR Energy receiving a potentially lower price for pet coke in periods when the pet coke price is impacted by lower UAN prices, it enjoys the following benefits associated with the disposition of a low value by-product of the refining process: avoiding the capital cost and operating expenses associated with handling pet coke; enjoying flexibility in its crude slate and operations as a result of not being required to meet a specific pet coke quality; and avoiding the administration, credit risk and marketing fees associated with selling pet coke.

We may be obligated to provide security for our payment obligations under the agreement if in CVR Energy’s sole judgment there is a material adverse change in our financial condition or liquidity position or in our ability to make payments. This security shall not exceed an amount equal to 21 times the average daily dollar value of pet coke we purchase for the 90-day period preceding the date on which CVR Energy gives us notice that it has deemed that a material adverse change has occurred. Unless otherwise agreed by CVR Energy and us, we can provide such security by means of a standby or documentary letter of credit, prepayment, a surety instrument, or a combination of the foregoing. If we do not provide such security, CVR Energy may require us to pay for future deliveries of pet coke on a cash-on-delivery basis, failing which it may suspend delivery of pet coke until such security is provided and terminate the agreement upon 30 days’ prior written notice. Additionally, we may terminate the agreement within 60 days of providing security, so long as we provide five days’ prior written notice.

The agreement has an initial term of 20 years, which will be automatically extended for successive five year renewal periods. Either party may terminate the agreement by giving notice no later than three years prior to a renewal date. The agreement is also terminable by mutual consent of the parties or if a party breaches the agreement and does not cure within applicable cure periods. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at our nitrogen fertilizer plant or the refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding or otherwise becomes insolvent.

Either party may assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements.

The agreement contains an obligation to indemnify the other party and its affiliates against liability arising from breach of the agreement, negligence, or willful misconduct by the indemnifying party or its affiliates. The indemnification obligation will be reduced, as applicable, by amounts actually recovered by the indemnified party from third parties or insurance coverage. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from either party or certain affiliates.

Our pet coke cost per ton purchased from CVR Energy averaged $11, $22 and $30 for the years ended December 31, 2010, 2009 and 2008, respectively. Total purchases of pet coke from CVR Energy were approximately $4.0 million, $7.9 million and $11.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. Third-party pet coke prices averaged $40, $37 and $39 for the years ended December 31, 2010, 2009 and 2008, respectively. Total purchases of pet coke from third parties were approximately $3.4 million, $5.0 million and $3.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Feedstock and Shared Services Agreement

We entered into a feedstock and shared services agreement with CVR Energy in October 2007, pursuant to which we and CVR Energy provide feedstock and other services to each other. These feedstocks and services are utilized in the respective production processes of CVR Energy’s refinery and our nitrogen fertilizer plant. Feedstocks provided under the agreement include, among others, hydrogen, high-pressure steam, nitrogen, instrument air, oxygen and natural gas. The feedstock and shared services agreement is being amended and restated in connection with this offering. The description below reflects the amended and restated agreement.

We are obligated to provide CVR Energy hydrogen from time to time, and to the extent available, CVR Energy has agreed to provide us with hydrogen from time to time. The agreement provides hydrogen supply and pricing terms for sales of hydrogen by both parties. In connection with the closing of this offering, we intend to amend the feedstock and shared services agreement to provide that we will only be obligated to provide hydrogen to CVR Energy upon its demand if, in the sole discretion of the board of directors of our general partner, sales of hydrogen to the refinery would not adversely affect our classification as a partnership for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences — Partnership Status.”

The agreement provides that both parties must deliver high-pressure steam to one another under certain circumstances. We must make available to CVR Energy any high-pressure steam produced by the nitrogen fertilizer plant that is not required for the operation of the nitrogen fertilizer plant. CVR Energy must use commercially reasonable efforts to provide high-pressure steam to us for purposes of allowing us to commence and recommence operation of the nitrogen fertilizer plant from time to time, and also for use at the Linde air separation plant adjacent to CVR Energy’s facility. CVR Energy is not required to provide such high-pressure steam if doing so would have a material adverse effect on the refinery’s operations. The price for such high pressure steam is calculated using a formula that is based on steam flow and the price of natural gas actually paid by CVR Energy.

We are also obligated to make available to CVR Energy any nitrogen produced by the Linde air separation plant that is not required for the operation of our nitrogen fertilizer plant, as determined by us in a commercially reasonable manner. The price for the nitrogen is based on a cost of $0.035 cents per kilowatt hour, as adjusted to reflect changes in our electric bill.

The agreement also provides that both we and CVR Energy must deliver instrument air to one another in some circumstances. We must make instrument air available for purchase by CVR Energy at a minimum flow rate, to the extent produced by the Linde air separation plant and available to us. The price for such instrument air is $18,000 per month, prorated according to the number of days of use per month, subject to certain adjustments, including adjustments to reflect changes in our electric bill. To the extent that instrument air is not available from the Linde air separation plant and is available from CVR Energy, CVR Energy is required to make instrument air available to us for purchase at a price of $18,000 per month, prorated according to the number of days of use per month, subject to certain adjustments, including adjustments to reflect changes in CVR Energy’s electric bill.

In connection with this offering, we also intend to amend the agreement to provide a mechanism pursuant to which we would transfer a tail gas stream (which is otherwise flared) to CVR Energy to fuel one of its boilers. We would receive the benefit of eliminating a waste gas stream and recover the fuel value of the tail gas stream. CVR Energy would receive the benefit of fuel abatement for the boiler. In addition, CVR Energy would receive a discount on the fuel value to enable it to recover over time the capital costs for completing the project, and a return on its investment.

With respect to oxygen requirements, we are obligated to provide oxygen produced by the Linde air separation plant and made available to us to the extent that such oxygen is not required for operation of our nitrogen fertilizer plant. The oxygen is required to meet certain specifications and is to be sold at a fixed price.

The agreement also addresses the means by which we and CVR Energy obtain natural gas. Currently, natural gas is delivered to both our nitrogen fertilizer plant and the refinery pursuant to a contract between CVR Energy and Atmos Energy Corp., or Atmos. Under the feedstock and shared services agreement, we will reimburse CVR Energy for natural gas transportation and natural gas supplies purchased on our behalf. At our request or at the request of CVR Energy, in order to supply us with natural gas directly, both parties will be required to use their commercially reasonable efforts to (i) add us as a party to the current contract with Atmos or reach some other mutually acceptable accommodation with Atmos whereby both we and CVR Energy would each be able to receive, on an individual basis, natural gas transportation service from Atmos on similar terms and conditions as set forth in the current contract, and (ii) purchase natural gas supplies on their own account.

The agreement also addresses the allocation of various other feedstocks, services and related costs between the parties. Sour water, water for use in fire emergencies, finished product tank capacity, costs associated with security services, and costs associated with the removal of excess sulfur are all allocated between the two parties by the terms of the agreement. The agreement also requires us to reimburse CVR Energy for utility costs related to a sulfur processing agreement between Tessenderlo Kerley, Inc., or Tessenderlo Kerley, and CVR Energy. We have a similar agreement with Tessenderlo Kerley. Otherwise, costs relating to both our and CVR Energy’s existing agreements with Tessenderlo Kerley are allocated equally between the two parties except in certain circumstances.

The parties may temporarily suspend the provision of feedstocks or services pursuant to the terms of the agreement if repairs or maintenance are necessary on applicable facilities. Additionally, the agreement imposes minimum insurance requirements on the parties and their affiliates.

The agreement has an initial term of 20 years, which will be automatically extended for successive five-year renewal periods. Either party may terminate the agreement, effective upon the last day of a term, by giving notice no later than three years prior to a renewal date. The agreement will also be terminable by mutual consent of the parties or if one party breaches the agreement and does not cure within applicable cure periods and the breach materially and adversely affects the ability of the terminating party to operate its facility. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at the nitrogen fertilizer plant or the refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding, or otherwise becomes insolvent.

Either party is entitled to assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements. The agreement contains an obligation to indemnify the other party and its affiliates against liability arising from breach of the agreement, negligence, or willful misconduct by the indemnifying party or its affiliates. The indemnification obligation will be reduced, as applicable, by amounts actually recovered by the indemnified party from third parties or insurance coverage. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from either party or certain affiliates.

Raw Water and Facilities Sharing Agreement

We entered into a raw water and facilities sharing agreement with CVR Energy in October 2007 which (i) provides for the allocation of raw water resources between the refinery and our nitrogen fertilizer plant and (ii) provides for the management of the water intake system (consisting primarily of a water intake structure, water pumps, meters, and a short run of piping between the intake structure and the origin of the separate pipes that transport the water to each facility) which draws raw water from the Verdigris River for both our facility and CVR Energy’s refinery. This agreement provides that a water management team consisting of one representative from each party to the agreement will manage the Verdigris River water intake system. The water intake system is owned and operated by CVR Energy. The agreement provides that both companies have an undivided one-half interest in the water rights which will allow the water to be removed from the Verdigris River for use at our nitrogen fertilizer plant and CVR Energy’s refinery.

The agreement provides that both our nitrogen fertilizer plant and the refinery are entitled to receive sufficient amounts of water from the Verdigris River each day to enable them to conduct their businesses at their appropriate operational levels. However, if the amount of water available from the Verdigris River is insufficient to satisfy the operational requirements of both facilities, then such water shall be allocated between the two facilities on a prorated basis. This prorated basis will be determined by calculating the percentage of water used by each facility over the two calendar years prior to the shortage, making appropriate adjustments for any operational outages involving either of the two facilities.

Costs associated with operation of the water intake system and administration of water rights will be allocated on a prorated basis, calculated by CVR Energy based on the percentage of water used by each facility during the calendar year in which such costs are incurred. However, in certain circumstances, such as where one party bears direct responsibility for the modification or repair of the water pumps, one party will bear all costs associated with such activity. Additionally, we must reimburse CVR Energy for electricity required to operate the water pumps on a prorated basis that is calculated monthly.

Either we or CVR Energy are entitled to terminate the agreement by giving at least three years’ prior written notice. Between the time that notice is given and the termination date, CVR Energy must cooperate with us to allow us to build our own water intake system on the Verdigris River to be used for supplying water to our nitrogen fertilizer plant. CVR Energy is required to grant easements and access over its property so that we can construct and utilize such new water intake system, provided that no such easements or access over CVR Energy’s property shall have a material adverse affect on its business or operations at the refinery. We will bear all costs and expenses for such construction if we are the party that terminated the original water sharing agreement. If CVR Energy terminates the original water sharing agreement, we may either install a new water intake system at our own expense, or require CVR Energy to sell the existing water intake system to us for a price equal to the depreciated book value of the water intake system as of the date of transfer.

Either party may assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements. The parties may obtain injunctive relief to enforce their rights under the agreement. The agreement contains an obligation to indemnify the other party and its affiliates against liability arising from breach of the agreement, negligence, or willful misconduct by the indemnifying party or its affiliates. The indemnification obligation will be reduced, as applicable, by amounts actually recovered by the indemnified party from third parties or insurance coverage. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from either party or certain affiliates.

The term of the agreement is perpetual unless (1) the agreement is terminated by either party upon three years’ prior written notice in the manner described above or (2) the agreement is otherwise terminated by the mutual written consent of the parties.

Real Estate Transactions

Land Transfer.  In January 2008, CVR Energy transferred five parcels of land consisting of approximately 30 acres located on the Coffeyville, Kansas site to us. No consideration was exchanged. The land was transferred for purposes of (i) creating clean distinctions between the refinery and the fertilizer plant property, (ii) providing us with additional space for completing the UAN expansion through which we would increase our UAN production capacity by 400,000 tons per year and (iii) providing us with additional storage area for pet coke.

Cross-Easement Agreement.  We entered into a cross-easement agreement with CVR Energy in October 2007 so that both we and CVR Energy can access and utilize each other’s land in certain circumstances in order to operate our respective businesses. The agreement grants easements for the benefit of both parties and establishes easements for operational facilities, pipelines, equipment, access, and water rights, among other easements. The intent of the agreement is to structure easements which provides flexibility for both parties to develop their respective properties, without depriving either party of the benefits associated with the continuous reasonable use of the other party’s property.

The agreement provides that facilities located on each party’s property will generally be owned and maintained by the property-owning party; provided, however, that in certain specified cases where a facility that benefits one party is located on the other party’s property, the benefited party will have the right to use, and will be responsible for operating and maintaining, the overlapping facility.

The easements granted under the agreement are non-exclusive to the extent that future grants of easements do not interfere with easements granted under the agreement. The duration of the easements granted under the agreement will vary, and some will be perpetual. Easements pertaining to certain facilities that are required to carry out the terms of our other agreements with CVR Energy will terminate upon the termination of such related agreements. We have obtained a water rights easement from CVR Energy which is perpetual in duration. See “— Raw Water and Facilities Sharing Agreement.”

The agreement contains an obligation to indemnify, defend and hold harmless the other party against liability arising from negligence or willful misconduct by the indemnifying party. The agreement also requires the parties to carry minimum amounts of employer’s liability insurance, commercial general liability insurance, and other types of insurance. If either party transfers its fee simple ownership interest in the real property governed by the agreement, the new owner of the real property will be deemed to have assumed all of the obligations of the transferring party under the agreement, except that the transferring party will retain liability for all obligations under the agreement which arose prior to the date of transfer.

We intend to enter into an amended and restated cross-easement agreement in connection with this offering in order to make several minor and technical adjustments to the agreement.

Lease Agreement.  We have entered into a lease agreement with CVR Energy under which we lease certain office and laboratory space. The lease will be extended in connection with the consummation of this offering. The initial term of this lease agreement will expire in October 2017, but will permit us to terminate the lease at any time during the initial term by providing 180 days’ prior written notice. In addition, we have the option to renew the lease agreement for up to five additional one-year periods by providing CVR Energy with notice of renewal at least 60 days prior to the expiration of the then-existing term.

Environmental Agreement

We entered into an environmental agreement with CVR Energy in October 2007 which provides for certain indemnification and access rights in connection with environmental matters affecting the refinery and the nitrogen fertilizer plant. We entered into two supplements to the environmental agreement in February and July 2008 to confirm that CVR Energy remains responsible for existing environmental conditions on land transferred by CVR Energy to us, and to incorporate a known contamination map, a comprehensive pet coke management plan and a new third-party coke handling agreement.

To the extent that one party’s property experiences environmental contamination due to the activities of the other party and the contamination is known at the time the agreement was entered into, the contaminating party is required to implement all government-mandated environmental activities relating to the contamination, or else indemnify the property-owning party for expenses incurred in connection with implementing such measures.

To the extent that liability arises from environmental contamination that is caused by CVR Energy but is also commingled with environmental contamination caused by us, CVR Energy may elect in its sole discretion and at its own cost and expense to perform government mandated environmental activities relating to such liability, subject to certain conditions and provided that CVR Energy will not waive any rights to indemnification or compensation otherwise provided for in the agreement.

The agreement also addresses situations in which a party’s responsibility to implement such government-mandated environmental activities as described above may be hindered by the property-owning party’s creation of capital improvements on the property. If a contaminating party bears such responsibility but the property-owning party desires to implement a planned and approved capital improvement project on its property, the parties must meet and attempt to develop a soil management plan together. If the parties are unable to agree on a soil management plan 30 days after receiving notice, the property-owning party may proceed with its own commercially reasonable soil management plan. The contaminating party is responsible for the costs of disposing of hazardous materials pursuant to such plan.

If the property-owning party needs to do work that is not a planned and approved capital improvement project but is necessary to protect the environment, health, or the integrity of the property, other procedures will be implemented. If the contaminating party still bears responsibility to implement government-mandated environmental activities relating to the property and the property-owning party discovers contamination caused by the other party during work on the capital improvement project, the property-owning party will give the contaminating party prompt notice after discovery of the contamination, and will allow the contaminating party to inspect the property. If the contaminating party accepts responsibility for the contamination, it may proceed with government-mandated environmental activities relating to the contamination, and it will be responsible for the costs of disposing of hazardous materials relating to the contamination. If the contaminating party does not accept responsibility for such contamination or fails to diligently proceed with government-mandated environmental activities related to the contamination, then the contaminating party must indemnify and reimburse the property-owning party upon the property-owning party’s demand for costs and expenses incurred by the property-owning party in proceeding with such government-mandated environmental activities.

The agreement also provides for indemnification in the case of contamination or releases of hazardous materials that are present but unknown at the time the agreement is entered into to the extent such contamination or releases are identified in reasonable detail during the period ending five years after the date of the agreement. The agreement further provides for indemnification in the case of contamination or releases which occur subsequent to the date the agreement is entered into. If one party causes such contamination or release on the other party’s property, the latter party must notify the contaminating party, and the contaminating party must take steps to implement all government-mandated environmental activities relating to the contamination, or else indemnify the property-owning party for the costs associated with doing such work.

The agreement also grants each party reasonable access to the other party’s property for the purpose of carrying out obligations under the agreement. However, both parties must keep certain information relating to the environmental conditions on the properties confidential. Furthermore, both parties are prohibited from investigating soil or groundwater conditions except as required for government-mandated environmental activities, in responding to an accidental or sudden contamination of certain hazardous materials, or in connection with implementation of a comprehensive pet coke management plan as discussed below.

In accordance with the agreement, the parties developed a comprehensive pet coke management plan after the execution of the environmental agreement. The plan established procedures for the management of pet coke and the identification of significant pet coke-related contamination. Also, the parties agreed to indemnify and defend one another and each other’s affiliates against liabilities arising under the pet coke management plan or relating to a failure to comply with or implement the pet coke management plan.

Either party will be entitled to assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements. The term of the agreement is for at least 20 years, or for so long as the feedstock and shared services agreement is in force, whichever is longer. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from either party or certain of its affiliates.

Omnibus Agreement

We entered into an omnibus agreement with our general partner and CVR Energy in October 2007. We will amend and restate this agreement in connection with the consummation of this offering. The following discussion describes the material terms of the amended and restated omnibus agreement.

Under the omnibus agreement we have agreed not to, and will cause our controlled affiliates not to, engage in, whether by acquisition or otherwise, (i) the ownership or operation within the United States of any refinery with processing capacity greater than 20,000 bpd whose primary business is producing transportation fuels or (ii) the ownership or operation outside the United States of any refinery, regardless of its processing capacity or primary business, or a refinery restricted business, in either case, for so long as CVR Energy and certain of its affiliates continue to own at least 50% of our outstanding units. The restrictions will not apply to:

•	any refinery restricted business acquired as part of a business or package of assets if a majority of the value of the total assets or business acquired is not attributable to a refinery restricted business, as determined in good faith by our general partner’s board of directors; however, if at any time we complete such an acquisition, we must, within 365 days of the closing of the transaction, offer to sell the refinery-related assets to CVR Energy for their fair market value plus any additional tax or other similar costs that would be required to transfer the refinery-related assets to CVR Energy separately from the acquired business or package of assets;

•	engaging in any refinery restricted business subject to the offer to CVR Energy described in the immediately preceding bullet point pending CVR Energy’s determination whether to accept such offer and pending the closing of any offers CVR Energy accepts;

•	engaging in any refinery restricted business if CVR Energy has previously advised us that it has elected not to cause it to acquire or seek to acquire such business; or

•	acquiring up to 9.9% of any class of securities of any publicly traded company that engages in any refinery restricted business.

Under the omnibus agreement, CVR Energy has agreed not to, and will cause its controlled affiliates other than us not to, engage in, whether by acquisition or otherwise, the production, transportation or distribution, on a wholesale basis, of fertilizer in the contiguous United States, or a fertilizer restricted business, for so long as CVR Energy and certain of its affiliates continue to own at least 50% of our outstanding units. The restrictions do not apply to:

•	any fertilizer restricted business acquired as part of a business or package of assets if a majority of the value of the total assets or business acquired is not attributable to a fertilizer restricted business, as determined in good faith by CVR Energy’s board of directors, as applicable; however, if at any time CVR Energy completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the fertilizer-related assets to us for their fair market value plus any additional tax or other similar costs that would be required to transfer the fertilizer-related assets to us separately from the acquired business or package of assets;

•	engaging in any fertilizer restricted business subject to the offer to us described in the immediately preceding bullet point pending our determination whether to accept such offer and pending the closing of any offers the we accept;

•	engaging in any fertilizer restricted business if we have previously advised CVR Energy that we have elected not to acquire such business; or

•	acquiring up to 9.9% of any class of securities of any publicly traded company that engages in any fertilizer restricted business.

Under the omnibus agreement, we have also agreed that CVR Energy will have a preferential right to acquire any assets or group of assets that do not constitute assets used in a fertilizer restricted business. In determining whether to exercise any preferential right under the omnibus agreement, CVR Energy will be permitted to act in its sole discretion, without any fiduciary obligation to us or the unitholders whatsoever. These obligations will continue so long as CVR Energy owns our general partner directly or indirectly.

Services Agreement

We entered into a services agreement with our general partner and CVR Energy in October 2007, pursuant to which we and our general partner obtain certain management and other services from CVR Energy. The agreement will be amended and restated in connection with the consummation of this offering. The amended and restated agreement is described below. Under this agreement, our general partner has engaged CVR Energy to conduct our day-to-day business operations. CVR Energy provides us with the following services under the agreement, among others:

•	services from CVR Energy’s employees in capacities equivalent to the capacities of corporate executive officers, except that those who serve in such capacities under the agreement shall serve us on a shared, part-time basis only, unless we and CVR Energy agree otherwise;

•	administrative and professional services, including legal, accounting services, human resources, insurance, tax, credit, finance, government affairs and regulatory affairs;

•	management of our property and the property of our operating subsidiary in the ordinary course of business;

•	recommendations on capital raising activities to the board of directors of our general partner, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, and establishing appropriate insurance policies for us, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects, including acquisitions, as may be agreed by CVR Energy and our general partner from time to time.

As payment for services provided under the agreement, we, our general partner, or CRNF, our operating subsidiary, must pay CVR Energy (i) all costs incurred by CVR Energy or its affiliates in connection with the employment of its employees, other than administrative personnel, who provide us services under the agreement on a full-time basis, but excluding share-based compensation; (ii) a prorated share of costs incurred by CVR Energy or its affiliates in connection with the employment of its employees, including administrative personnel, who provide us services under the agreement on a part-time basis, but excluding share-based compensation, and such prorated share shall be determined by CVR Energy on a commercially reasonable basis, based on the percent of total working time that such shared personnel are engaged in performing services for us; (iii) a prorated share of certain administrative costs, including office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization; and (iv) various other administrative costs in accordance with the terms of the agreement, including travel, insurance, legal and audit services, government and public relations and bank charges. We must pay CVR Energy within 15 days for invoices it submits under the agreement.

We and our general partner are not required to pay any compensation, salaries, bonuses or benefits to any of CVR Energy’s employees who provide services to us or our general partner on a full-time or part-time basis; CVR Energy will continue to pay their compensation. However, personnel performing the actual day-to-day business and operations at the nitrogen fertilizer plant level will be employed directly by us and our subsidiaries, and we will bear all personnel costs for these employees.

Either CVR Energy or our general partner may temporarily or permanently exclude any particular service from the scope of the agreement upon 180 days’ notice. CVR Energy also has the right to delegate the performance of some or all of the services to be provided pursuant to the agreement to one of its affiliates or any other person or entity, though such delegation does not relieve CVR Energy from its obligations under the agreement. Beginning one year after the completion of this offering, either CVR Energy or our general partner may terminate the agreement upon at least 180 days’ notice, but not more than one year’s notice. Furthermore, our general partner may terminate the agreement immediately if CVR Energy becomes bankrupt, or dissolves and commences liquidation or winding-up.

In order to facilitate the carrying out of services under the agreement, we, on the one hand, and CVR Energy and its affiliates, on the other, have granted one another certain royalty-free, non-exclusive and non-transferable rights to use one another’s intellectual property under certain circumstances.

The agreement also contains an indemnity provision whereby we, our general partner, and CRNF, as indemnifying parties, agree to indemnify CVR Energy and its affiliates (other than the indemnifying parties themselves) against losses and liabilities incurred in connection with the performance of services under the agreement or any breach of the agreement, unless such losses or liabilities arise from a breach of the agreement by CVR Energy or other misconduct on its part, as provided in the agreement. The agreement also contains a provision stating that CVR Energy is an independent contractor under the agreement and nothing in the agreement may be construed to impose an implied or express fiduciary duty owed by CVR Energy, on the one hand, to the recipients of services under the agreement, on the other hand. The agreement prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from CVR Energy or certain affiliates, except in cases of gross negligence, willful misconduct, bad faith, reckless disregard in performance of services under the agreement, or fraudulent or dishonest acts on our part.

For the year ended December 31, 2010, the total amount paid or payable to CVR Energy pursuant to the services agreement was $10.6 million and we paid no other amounts to our general partner and its affiliates (other than CVR Energy).

Trademark License Agreement

In connection with this offering, we will enter into a trademark license agreement pursuant to which CVR Energy will grant us a non-exclusive, non-transferrable license to use the CVR Partners and Coffeyville Resources logos in connection with our business. We have agreed to use the marks only in the form and manner and with appropriate legends as prescribed from time to time by CVR Energy, and have agreed that the nature and quality of the business that uses the marks will conform to standards currently applied by CVR Partners. Either party can terminate the license with 60 days’ prior notice.

Registration Rights Agreement

In connection with this offering, we will enter into an amended and restated registration rights agreement with Coffeyville Resources, pursuant to which we may be required to register the sale of the common units it holds. Under the amended and restated registration rights agreement, Coffeyville Resources will have the right to request that we register the sale of common units held by it on its behalf on six occasions, including requiring us to make available shelf registration statements permitting sales of common units into the market from time to time over an extended period. In addition, Coffeyville Resources and its permitted transferees will have the ability to exercise certain piggyback registration rights with respect to their securities if we elect to register any of our equity interests. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. All of our common units held by Coffeyville Resources and any permitted transferee will be entitled to these registration rights, except that the demand registration rights may only be transferred in whole and not in part.

Distributions of the Proceeds of the Sale of the General Partner and Incentive Distribution Rights by Coffeyville Acquisition III

Coffeyville Acquisition III, the owner of our general partner (and the associated incentive distribution rights) immediately prior to this offering, is owned by the Goldman Sachs Funds, the Kelso Funds, a former board member, our managing general partner’s executive officers, and other members of CVR Energy’s management. Coffeyville Acquisition III is expected to distribute the proceeds of its sale of our general partner and the IDRs to its members pursuant to its limited liability company agreement. Each of the entities and individuals named below is expected to receive the following approximate amounts in respect of their common units and override units in Coffeyville Acquisition III:

Amount to be Distributed by
Entity/Individual	Coffeyville Acquisition III
(in millions)

The Goldman Sachs Funds	$11.7
The Kelso Funds	$11.5
John J. Lipinski	$1.1
Stanley A. Riemann	$0.4
Edmund S. Gross	$0.1
Kevan A. Vick	$0.2
All management members, as a group	$2.4
Total distributions	$26.0

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Coffeyville Resources and CVR Energy), on the one hand, and us and our public unitholders, on the other hand. Conflicts may arise as a result of (1) the overlap of directors and officers between our general partner and CVR Energy, which may result in conflicting obligations by these officers and directors, and (2) duties of our general partner to act for the benefit of CVR Energy and its stockholders, which may conflict with our interests and the interests of our public unitholders. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to Coffeyville Resources, its owner, and the stockholders of CVR Energy, its indirect parent. At the same time, our general partner has a contractual duty under our partnership agreement to manage us in a manner that is in our best interests.

Whenever a conflict arises between our general partner, on the one hand, and us or any other public unitholder, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that replace default fiduciary duties with contractual corporate governance standards as set forth therein. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without such replacement, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of a conflict is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any units owned by the general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from the common unitholders. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

We rely primarily on the executive officers of our general partner, who also serve as the senior management team of CVR Energy and its affiliates, to manage most aspects of our business and affairs.

We rely primarily on the executive officers of our general partner, who also serve as the senior management team of CVR Energy and its affiliates to manage most aspects of our business and affairs.

Although we have entered into a services agreement with CVR Energy under which we compensate CVR Energy for the services of its management, CVR Energy’s management is not required to devote any specific amount of time to our business and may devote a substantial majority of their time to the business of CVR Energy rather than to our business. Moreover, following the one year anniversary of this offering, CVR Energy can terminate the services agreement at any time, subject to a 180-day notice period. In addition, the executive officers of CVR Energy, including its chief executive officer, chief operating officer, chief financial officer and general counsel, will face conflicts of interest if decisions arise in which we and CVR Energy have conflicting points of view or interests.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, guaranteeing debt of its affiliates and those activities incidental to its ownership of interests in us. However, except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner (which includes CVR Energy) are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. See “Certain Relationship and Related Party Transactions — Agreements with CVR Energy — Omnibus Agreement.”

The owners of our general partner are not required to share business opportunities with us.

Our partnership agreement provides that the owners of our general partner are permitted to engage in separate businesses which directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The partnership agreement provides that the owners of our general partner will not be liable to us or any unitholder for breach of any duty or obligation by reason of the fact that such person pursued or acquired for itself any business opportunity.

Neither our partnership agreement nor any other agreement requires CVR Energy or its affiliates to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. CVR Energy’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of CVR Energy, which may be contrary to our interests.

The officers and certain directors of our general partner who are also officers or directors of CVR Energy have fiduciary duties to CVR Energy that may cause them to pursue business strategies that disproportionately benefit CVR Energy or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us (such as CVR Energy) in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and the determination of whether to consent to any merger or consolidation of the partnership or amendment of the partnership agreement.

Our general partner has limited its liability in the partnership agreement and replaced default fiduciary duties with contractual corporate governance standards set forth therein, thereby restricting the remedies available to our unitholders for actions that, without such replacement, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner, thereby entitling our general partner to consider only the interests and factors that it desires, and imposes no duty or obligation on our general partner to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or its officers or directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision, the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. See “— Fiduciary Duties.”

Actions taken by our general partner may affect the amount of cash distributions to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of the board of directors of our general partner regarding such matters as:

•	the expenses associated with being a public company and other general and administrative expenses;

•	interest expense and other financing costs related to current and future indebtedness;

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings; and

•	issuance of additional units.

Our partnership agreement permits us to borrow funds to make a distribution on all outstanding units, and further provides that we and our subsidiaries may borrow funds from our general partner and its affiliates.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Upon the closing of this offering, affiliates of our general partner will own the majority of our outstanding units, but there is no requirement that they continue to do so. The general partner and its affiliates are permitted to sell all of their common units, subject to certain limitations contained in our partnership agreement. In addition, the current owners of our general partner may sell the general partner interest to an unrelated third party. If neither the general partner nor its affiliates owned any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

We will reimburse our general partner and its affiliates, including CVR Energy, for expenses.

We will reimburse our general partner and its affiliates, including CVR Energy, for costs incurred in managing and operating us, including overhead costs incurred by CVR Energy in rendering corporate staff and support services to us. Our partnership agreement provides that the board of directors of our general partner will determine in good faith the expenses that are allocable to us and that reimbursement of overhead to CVR Energy as described above is fair and reasonable to us. The services agreement does not contain any cap on the amount we may be required to pay pursuant to this agreement. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Services Agreement.”

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our manager from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement — Call Right.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates is or will be the result of arm’s-length negotiations.

Our partnership agreement generally provides that if any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, is:

•	approved by a majority of the members of our conflicts committee;

•	approved by a majority of outstanding common units (excluding those owned by our general partner and its affiliates);

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us)

it will be deemed approved by all of our partners, and deemed to not constitute a breach of our partnership agreement or any duty thereunder or existing at law.

The prosecution of any disputes or disagreements that could arise in the future under a contract or other agreement between us and our general partner would give rise to an automatic conflict of interest, as a common group of executive officers is likely to be on both sides of the transaction.

Our general partner will determine, in good faith, the terms of any of these related party transactions entered into after the completion of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any of its facilities or assets, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements (including our new credit facility) so that the other party has recourse only to our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us in this offering have been retained by our general partner or its affiliates. Attorneys, independent accountants and others who perform services for us in the future will be selected by our general partner and may perform services for our general partner and its affiliates. Our counsel in this offering also represented CVR Energy in its initial public offering and continues to represent CVR Energy from time to time. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

See “The Partnership Agreement” for information regarding the voting rights of common unitholders.

Fiduciary Duties

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict, expand or eliminate the fiduciary duties owed by general partners to other partners and the partnership. Our partnership agreement has eliminated these default fiduciary standards; instead, our general partner is accountable to us and our unitholders pursuant to the detailed contractual standards set forth in our partnership agreement. The duties owed to unitholders by our general partner are thus prescribed by our partnership agreement and not by default fiduciary duties.

We have adopted these standards to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without such deviation from the default standards, such transactions could result in violations of our general partner’s state law fiduciary duties. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner beneficial to Coffeyville Resources, its owner, and the stockholders of CVR Energy, its indirect parent, and duties to manage us in a manner that is in our best interests. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These modifications also enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is in our best interests. Further, these modifications enable our general partner to attract and retain experienced and capable directors. However, these modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without such modifications, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of:

•	the default fiduciary duties under by the Delaware Act;

•	the standards contained in our partnership agreement that replace the default fiduciary duties; and

•	certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the Partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

All conflicts of interest disclosed in this prospectus (including our agreements and other arrangements with CVR Energy) have been approved by all of our partners under the terms of our partnership agreement.

If our general partner does not seek approval from the conflicts committee of its board of directors or the common unitholders, and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of limited partners	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. See “Description of Our Common Units — Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent or grossly negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable.

Related Party Transactions

We have adopted policies for the review, approval and ratification of transactions with related persons. At the discretion of our general partner’s board of directors, a proposed related party transaction may generally be approved by the board in its entirety, or by a “conflicts committee” meeting the definitional requirements for such a committee under the Partnership Agreement.

DESCRIPTION OF OUR COMMON UNITS

Our Common Units

The common units offered hereby represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under our partnership agreement. For a description of the rights and privileges of holders of our common units to partnership distributions, see “How We Make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties.  American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our quarterly cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.  The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Listing

Our common units have been approved for listing on the New York Stock Exchange under the symbol “UAN.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash, see “How We Make Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, see “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the authority of our general partner to manage our business and activities, see “Management — Management of CVR Partners, LP”;

•	with regard to the transfer of common units, see “Description of Our Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, see “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were organized on June 12, 2007 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to engaging in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiary to engage in activities other than those related to the nitrogen fertilizer business and activities now or hereafter customarily conducted in conjunction with this business, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Common unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its and its affiliates’ percentage interest if we issue partnership interests, see “— Issuance of Additional Partnership Interests.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units.

At the closing of this offering, CVR Energy will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its 73.7% indirect ownership of our common units.

In voting their common units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The holders of a majority of the common units (including common units deemed owned by our general partner) represented in person or by proxy shall constitute a quorum at a meeting of such common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement:

Issuance of additional partnership interests	No approval right. See “— Issuance of Additional Partnership Interests.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the common unitholders. Other amendments generally require the approval of a unit majority. See “— Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “— Termination and Dissolution.”

Continuation of our partnership upon dissolution	Unit majority. See “— Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to March 31, 2021. See “— Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding common units, including common units held by our general partner and its affiliates. See “— Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to March 31, 2021. See “— Transfer of General Partner Interests.”

Transfer of ownership interests in our general partner	No approval required at any time. See “— Transfer of Ownership Interests in Our General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of such units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiary conducts business in three states: Kansas, Nebraska and Texas. We and our current subsidiary or any future subsidiaries may conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there. We have attempted to limit our liability for the obligations of our operating subsidiary by structuring it as a limited liability company.

If, by virtue of our membership interest in our operating subsidiary or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or liability company statute, or that the right, or exercise of the right by the limited partners as a group, to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our quarterly cash distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, have special voting rights to which the common units are not entitled or are senior in right of distribution to the common units. In addition, our partnership agreement does not prohibit the issuance by our subsidiary of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or any partner, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “— No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner or general partner without its consent, unless approved by at least a majority of the type or class of partner interests so affected;

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion;

(3) change certain of the terms under which we can be dissolved; or

(4) change the term of the Partnership.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding common units, voting together as a single class (including common units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own approximately 73.7% of the outstanding common units (approximately 69.8% if the underwriters exercise their option to purchase additional common units in full).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any other partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the creation, authorization, or issuance of additional partnership interests or rights to acquire partnership interests, as otherwise permitted by our partnership agreement;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the partners considered as a whole or any particular class of partners;

•	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of common units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding common units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding common units in relation to other classes of units will require the approval of at least a majority of the type or class of common units so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or other partners, including any duty to act in good faith or in the best interest of us or the other partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our common units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or our subsidiary into a new limited liability entity or merge us or our subsidiary into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of common units representing a unit majority;

(2) there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

(3) the entry of a decree of judicial dissolution of our partnership; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of common units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor our subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units excluding common units held by our general partner and its affiliates (including CVR Energy), and by giving 90 days’ written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the unitholders if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest without the approval of the unitholders. See “— Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding classes of common units voting as a single class may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding common units by our general partner and its affiliates (including Coffeyville Resources) gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own approximately 73.7% of the outstanding common units (approximately 69.8% if the underwriters exercise their option to purchase additional common units in full).

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of the general partner interest. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in our partnership to:

•	an affiliate of our general partner (other than an individual), or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest to another person prior to March 31, 2021 without the approval of both the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after March 31, 2021, the general partner interest will be freely transferable. As a condition of any transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove CVR GP, LLC as our general partner or otherwise change management. See “— Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of common units, that person or group loses voting rights on all of its common units. This loss of voting rights does not apply in certain circumstances. See “— Voting Rights.”

Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by public unitholders, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. Immediately following this offering the only class of limited partner interest outstanding will be the common units, and affiliates of our general partner will own 73.7% of the total outstanding common units.

The purchase price in the event of such an acquisition will be the greater of:

(1) the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

(2) the average of the daily closing prices of the limited partner interests over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

As a result of our general partner’s right to purchase outstanding common units, a holder of common units may have its common units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material U.S. Federal Income Tax Consequences — Disposition of Common Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partner (and their owners, to the extent relevant); and

•	permit us to redeem the common units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the board to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiary, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our partner (and their owners, to the extent relevant); and

•	permit us to redeem the common units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of common units on the record date will be entitled to notice of, and to vote at, meetings of our unitholders and to act upon matters for which approvals may be solicited. Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “— Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct or subsequently approved transferee of our general partner or their affiliates, or, upon the approval by the general partner, any other unitholder, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement we will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was a director, officer, fiduciary, trustee, manager or managing member of us or our subsidiary, our general partner or any departing general partner;

(4) any person who is or was serving as a director, officer, fiduciary, trustee, manager or managing member of another person owing a fiduciary duty to us or our subsidiary at the request of a general partner or any departing general partner;

(5) any person who controls our general partner; or

(6) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless they otherwise agree, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (1) all direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or for the general partner in the discharge of its duties to us) and (2) all other expenses reasonably allocable to us or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available a report containing our unaudited financial statements within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with tax information reasonably required for federal and state income tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

In addition, CVR Energy will have full and complete access to any records relating to our business, and our general partner will cause its officers and independent accountants to be available to discuss our business and affairs with CVR Energy’s officers, agents and employees.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his/her interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each record holder;

(2) information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution, contributed or to be contributed by each partner and the date on which each became a partner;

(3) copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

(4) information regarding the status of our business and financial condition (provided that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act); and

(5) any other information regarding our affairs that our general partner determines is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units sold by our general partner or any of its affiliates if an exemption from the registration requirements is not otherwise available. We will not be required to effect more than two registrations pursuant to this provision in any twelve-month period, and our general partner can defer filing a registration statement for up to six months if it determines that this would be in our best interests due to a pending transaction, investigation or other event. We have also agreed that, if we at any time propose to file a registration statement for an offering of partnership interests for cash, we will use all commercially reasonable efforts to include such number of partnership interests in such registration statement as any of our general partner or any of its affiliates shall request. We are obligated to pay all expenses incidental to these registrations, other than underwriting discounts and commissions. The registration rights in our partnership agreement are applicable with respect to our general partner and its affiliates after it ceases to be a general partner for up to two years following the effective date of such cessation. In addition, in connection with this offering, we will enter into an amended and restated registration rights agreement with Coffeyville Resources, pursuant to which we may be required to register the sale of the common units it holds. See “Common Units Eligible for Future Sale.”

COMMON UNITS ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, there will be 73,000,000 common units outstanding, 53,800,000 of which will be owned by Coffeyville Resources, assuming the underwriters do not exercise their option to purchase additional common units; if they exercise such option in full, Coffeyville Resources will own 50,920,000 common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

The 19,200,000 common units sold in this offering (or 22,080,000 common units if the underwriters exercise their option to purchase additional common units in full) will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months, would be entitled to sell those common units under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement — Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their units in private transactions at any time, subject to compliance with applicable laws.

In connection with this offering, we will enter into an amended and restated registration rights agreement with Coffeyville Resources. Under this agreement, Coffeyville Resources will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that it holds, subject to certain limitations. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Registration Rights Agreement.”

We, Coffeyville Resources, our general partner, and the directors and executive officers of our general partner have agreed not to sell any common units until 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriters” for a description of these lock-up provisions.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register 5,000,000 common units issuable under our long-term incentive plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Units issued under our long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to Rule 144 limitations applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses U.S. federal income taxes, that discussion is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to CVR Partners, LP and CRNF, our operating subsidiary.

This section does not address all U.S. federal income tax matters that affect us or our unitholders. Moreover, this section focuses on unitholders who are individual citizens or residents of the United States (as determined for U.S. federal income tax purposes), whose functional currency is the U.S. dollar and who hold common units as capital assets (generally, property that is held as an investment). This section has only limited applicability to unitholders that are corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts, or REITs, or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him resulting from the ownership or disposition of common units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described in this section. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest with the IRS of the matters described herein may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, including legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, our tax treatment or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements of law and legal conclusions, but not statements of fact, contained in this section, except as described below or otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us to them for this purpose.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of our common units (please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Common Unit Ownership — Section 754 Election” and “— Uniformity of Common Units”).

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and therefore, generally will not be liable for U.S. federal income taxes. Instead, as described in detail below, each of our unitholders is required to take into account his respective share of our items of income, gain, loss and deduction in computing his U.S. federal income tax liability as if the unitholder had earned the income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally do not give rise to income or gain taxable to him unless the amount of cash distributed to him is in excess of his adjusted basis in his common units.

Section 7704 of the Internal Revenue Code provides that a publicly traded partnership will, as a general rule, be treated as a corporation for U.S. federal income tax purposes. However, under an exception, referred to as the “Qualifying Income Exception,” if 90% or more of the partnership’s gross income for every taxable year consists of

“qualifying income,” the partnership will continue to be treated as a partnership for U.S. federal income tax purposes. Qualifying income includes income and gains derived from the production, marketing and transportation of fertilizer, and the production, transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, the portion of our income that is qualifying income could change from time to time. No ruling has been sought from the IRS, and the IRS has made no determination as to our status for U.S. federal income tax purposes or whether our gross income is “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins, L.L.P. on such matters. Based upon and subject to this estimate, the factual representations made by us and our general partner regarding the composition of our gross income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be classified as a partnership and our operating subsidiary will be disregarded as an entity separate from us for U.S. federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor our operating subsidiary has elected or will elect to be treated as a corporation for U.S. federal income tax purposes; and

(b) For each taxable year, more than 90% of our gross income has been or will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations are true and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation generally should not result in the recognition of taxable income by our unitholders or us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation for U.S. federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our U.S. federal income tax liability, rather than being passed through to our unitholders. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, our taxation as a corporation would result in a material reduction in the anticipated cash flow and after tax return to our unitholders, likely causing a substantial reduction of the value of our units.

The remainder of this section assumes that we will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

Unitholders who are admitted as limited partners of CVR Partners, as well as unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of CVR Partners for U.S. federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales.” Unitholders who are not treated as partners in us are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

The references to “unitholders” in the remainder of this section are to persons who are treated as partners in CVR Partners for U.S. federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income.  Subject to the discussion below under “— Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any U.S. federal income tax on our taxable income. Instead, each unitholder will be required to report on his U.S. federal income tax return his share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions made by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes. Cash distributions made by us to a unitholder in an amount that exceeds the unitholder’s tax basis in his common units immediately before the distribution, however, generally will result in the unitholder recognizing gain taxable in the manner described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash to the unitholder. For this purpose, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any additional amount allocated based on the unitholder’s share of our profits. A non-pro rata distribution of money or property, including a non-pro rata distribution deemed to result from a decrease in a unitholder’s share of our nonrecourse liabilities, may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, a unitholder will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of our common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the twelve months ending December 31, 2012 will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be approximately 50% or less of the cash distributed to him with respect to that period. Thereafter, the ratio of allocable taxable income to cash distributions to our unitholders could substantially increase. These estimates are based upon the assumption that gross income from operations will approximate the forecasted annual distribution on all common units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. Our estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions as a ratio to taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of our common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make anticipated quarterly distributions on all common units, yet we only distribute the anticipated quarterly distributions on all common units; or

•	we make a future offering of common units and use the net proceeds of this offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units.  A unitholder’s U.S. federal income tax basis in his common units initially will be the amount he paid for the common units plus his share of our nonrecourse liabilities at the time of purchase. That basis generally will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities, and will be decreased, but not below zero, by distributions to the unitholder from us, by the unitholder’s share of our losses, by any decreases in the unitholder’s share of our nonrecourse liabilities and by the unitholder’s share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual, estate, trust, or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax-exempt organization) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent of the unitholder’s basis or at-risk amount, whichever is the limiting factor. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk or basis limitation, to the extent not used to offset such gain, would no longer be usable.

In general, a unitholder will be at risk to the extent of his U.S. federal income tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than as a result of increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, passive activity loss limitations generally apply to limit the deductibility of losses incurred by individuals, estates, trusts and some closely-held corporations and personal service corporations from “passive activities,” which are generally trade or business activities in which the taxpayer does not materially participate. The passive activity loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive activity losses we generate will only be available to offset our passive activity income generated in the future and will not be available to offset income from other passive activities or investments, including a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive activity losses that are not deductible because they exceed a unitholder’s share of passive activity income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its partners for purposes of the investment interest expense limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections of Unitholder Taxes.  If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds and treat payment as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction.  In general, our items of income, gain, loss and deduction will be allocated among our unitholders for capital account and U.S. federal income tax purposes in accordance with their percentage interests in us. Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for (i) any difference between the U.S. federal income tax basis and fair market value of property contributed to us by CVR Energy that exists at the time of such contribution or (ii) any difference between the tax basis and fair market value of our assets at the time of an offering, together referred to in this discussion as the “Book-Tax Disparity.” In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate a Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect” as determined under Treasury Regulations. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in ‘‘— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our amended and restated partnership agreement will be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of our income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose common units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those common units. If so, he would no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those common units would be fully taxable; and

•	all of these distributions may be subject to tax as ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units due to a lack of controlling authority. Unitholders desiring to assure their status as partners in us for U.S. federal income tax purposes and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read ‘‘— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35%, and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The recently enacted Health Care and Education Affordability Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act of 2010, is scheduled to impose a 3.8% Medicare tax on net investment income earned by certain individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of our common units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election.  We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a purchasing unitholder’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price for the common units. The Section 743(b) adjustment separately applies to any unitholder who purchases outstanding common units from another unitholder based upon the values and bases of our assets at the time of the transfer to the purchaser, and belongs only to the purchaser and not to other unitholders. The Section 743(b) adjustment also does not apply to a person who purchases common units directly from us. Please read, however, “— Allocation of Income, Gain, Loss and Deduction.” For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) the unitholder’s share of our tax basis in our assets (“common basis”) and (2) the unitholder’s Section 743(b) adjustment to that basis.

The timing and calculation of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Internal Revenue Code Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Internal Revenue Code Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “— Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our common units. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of our common units even if that position is not consistent with these and any other applicable Treasury Regulations or if the position would result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Common Units.”

These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations and Vinson & Elkins L.L.P. has not opined on the validity of this approach. The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of our common units. Because a unitholder’s tax basis for his common units is reduced by his share of our items of deduction or loss, any position we take that understates deductions will overstate the unitholder’s basis in his common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” If such a challenge to such treatment were sustained, the gain from the sale of common units may be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of our common units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in his taxable income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Deduction for U.S. Production Activities.  Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, our unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of such unitholders’ qualified production activities income, but not to exceed 50% of the Form W-2 wages actually or deemed paid by the unitholder during the taxable year and allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Common Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and Vinson & Elkins, L.L.P. is unable to express any opinion, as to the availability or extent of the Section 199 deduction to our unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our partners holding interests in us prior to this offering, and (ii) any other offering will be borne by our unitholders as of that time. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction.” We may not be entitled to any amortization deductions with respect to certain goodwill or other intangible properties conveyed to us or held by us at the time of any future offering. Please read “— Uniformity of Common Units.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in offering and selling our common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The U.S. federal income tax consequences of the ownership and disposition of our common units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  A unitholder will be required to recognize gain or loss on a sale of common units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash and the fair market value of other property received by him plus his share of our nonrecourse liabilities attributable to the common units sold. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale. For example, distributions from us in excess of cumulative net taxable income allocated to a unitholder results in a decrease in the unitholder’s U.S. federal income tax basis in that common unit, which will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than has original cost.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than one year will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). Gain or loss recognized on the disposition of common units will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income each year, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among our unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed Treasury Regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and losses between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of common units prior to the record date set for a cash distribution for a quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his common units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of common units who purchases common units from another unitholder also generally is required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have terminated our partnership for U.S. federal income tax purposes if there are sales or exchanges that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest within a twelve-month period are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than one year of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and could result in unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure for publicly traded partnerships that have technically terminated, the IRS may allow, among other things, that we provide only a single Schedule K-1 to unitholders for the tax year in which the termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units and because of other reasons, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions. A unitholder’s basis in common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “— Disposition of Common Units — Recognition of Gain or Loss” above and “— Tax Consequences of Unit Ownership — Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of common units. If such a challenge were sustained, the uniformity of common units might be affected, and, under some circumstances, the gain from the sale of common units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our common units.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and non-U.S. corporations, trusts or estates that own our common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file U.S. federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain, as adjusted for changes in the non-U.S. corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that percentage to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their common units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of our income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of our common units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Coffeyville Resources, LLC as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of our unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against our unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of our unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	a statement regarding whether the beneficial owner is:

1.	a person that is not a U.S. person;

2.	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

3.	a tax-exempt entity;

(c)	the amount and description of common units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty is generally reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of our unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for our unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit our unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (i) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (ii) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (iii) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or re than the correct valuation, the penalty is increased to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly our unitholders’ tax returns) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to U.S. federal income taxes, our unitholders likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own or control property or in which the unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own assets and conduct business in Kansas, Nebraska and Texas. Kansas and Nebraska currently impose a personal income tax on individuals. Kansas and Nebraska also impose an income tax on corporations and other entities. Texas currently imposes a franchise tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although a unitholder may not be required to file a return and pay taxes in some states because his income from that state falls below the filing and payment requirement, unitholders will be required to file income tax returns and to pay income taxes in any state in which we conduct business or own or control property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to our unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Common Unit Ownership — Entity-Level Collections of Unitholder Taxes.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of him.

INVESTMENT IN CVR PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,” meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above and IRAs.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

Plan fiduciaries contemplating a purchase of common units are encouraged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Barclays Capital Inc. and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of common units indicated below.

Number of
Name	Common Units

Morgan Stanley & Co. Incorporated	6,780,480
Barclays Capital Inc.	6,780,480
Goldman, Sachs & Co.	4,026,240
Dahlman Rose & Company, LLC	403,200
RBS Securities Inc.	403,200
Simmons & Company International	403,200
SunTrust Robinson Humphrey, Inc.	403,200

Total	19,200,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are obligated to take and pay for all of the common units offered by this prospectus, if any are taken, other than the common units covered by the option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common units are subject to a number of conditions, including, among others, the accuracy of the representations and warranties in the underwriting agreement, listing of the common units on the New York Stock Exchange, receipt of specified letters from counsel and our independent registered public accounting firm, and receipt of specified officers’ certificates.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a price that represents a concession not in excess of $0.624 per common unit under the initial public offering price. If all of the common units are not sold at the initial public offering price, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted the underwriters an option to buy up to 2,880,000 additional common units from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. They may exercise that option for 30 days from the date of this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional common units as the number listed next to the underwriter’s name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table.

If the underwriters do not exercise their option to purchase additional common units, we will issue 2,880,000 common units to Coffeyville Resources upon the option’s expiration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Coffeyville Resources. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,880,000 additional common units.

		Total
	Per Unit	No Exercise	Full Exercise

Public Offering Price	$16.00	$307,200,000	$353,280,000
Underwriting discounts and commissions to be paid by us(1)	$1.12	$21,504,000	$24,729,600
Proceeds, before expenses, to us	$14.88	$285,696,000	$328,550,400

(1)	Consists of a discount of $1.04 per common unit and a structuring fee of $0.08 per common unit payable to Morgan Stanley & Co. Incorporated and Barclays Capital Inc.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $4.0 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common units offered by them. Goldman, Sachs & Co. will not confirm sales to discretionary accounts without the prior written approval of the customer.

Our common units have been approved for listing on the New York Stock Exchange under the symbol “UAN.”

We, Coffeyville Resources, our general partner, and the executive officers and directors of our general partner have agreed with the underwriters, subject to specified exceptions, not to dispose of or hedge any of the common units or securities convertible into or exchangeable for common units during the period from the date of the preliminary prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to issuances by CVR Partners pursuant to any employee benefit or equity plans existing as of the closing of this offering.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The underwriters have informed us that they do not presently intend to release common units or other securities subject to the lock-up agreements. Any determination to release any common units or other securities subject to the lock-up agreements would be based on a number of factors at the time of any such determination; such factors may include the market price of the common units, the liquidity of the trading market for the common units, general market conditions, the number of common units or other securities subject to the lock-up agreements proposed to be sold, and the timing, purpose and terms of the proposed sale.

In order to facilitate the offering of the common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common units. Specifically, the underwriters may sell more units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of units available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing units in the open market. In determining the source of units to close out a covered short sale, the underwriters will consider, among other things, the open market price of units compared to the price available under the over-allotment option. The underwriters may also sell units in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common units in the open market to stabilize the price of the common units. These activities may raise or maintain the market price of the common units above independent market levels or prevent or retard a decline in the market price of the common units. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered under this prospectus as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA conduct rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for quotation on a national securities exchange.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us, our general partner and CVR Energy, for which they received or will receive customary fees and expenses. An affiliate of Goldman, Sachs & Co. is the administrative agent and collateral agent and a lender under our new credit facility. An affiliate of RBS Securities Inc. is a joint lead arranger and lender under our new credit facility. Affiliates of Morgan Stanley & Co. Incorporated, Barclays Capital Inc., and SunTrust Robinson Humphrey, Inc. are lenders under our new credit facility. Coffeyville Acquisition III, the owner of our general partner (and the associated IDRs) prior to this offering, is owned by, among others, the Goldman Sachs Funds. Coffeyville Acquisition III is expected to distribute the proceeds of its sale of our general partner and the IDRs to its members pursuant to the terms of its limited liability company agreement, including approximately $11.7 million to the Goldman Sachs Funds. See “Certain Relationships and Related Party Transactions — Distributions of the Proceeds of the Sale of the General Partner and Incentive Distribution Rights by Coffeyville Acquisition III.” Scott L. Lebovitz, a managing director of Goldman, Sachs & Co., and John K. Rowan, a vice president of Goldman, Sachs & Co., are members of the board of directors of our general partner.

Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of CVR Partners or CVR Energy. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common units. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the market prices of securities, and certain financial and operating information, of companies engaged in activities similar to ours.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. We cannot assure you that the prices at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

Directed Unit Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 6.5% of the common units offered hereby for the directors, officers and employees of CVR Partners, our general partner, and CVR Energy and its subsidiaries. If purchased by these persons, these common units will be subject to a 90-day lock-up restriction. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units which are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered hereby. John J. Lipinski, the chairman, chief executive officer and president of our general partner, has indicated an interest in purchasing approximately $3 million of the common units being offered in this offering through this program.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of common units which are the subject of the offering contemplated by this prospectus to the public in that Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if such Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require CVR Partners to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of common units to the public” in relation to any common units in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe the common units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State) and includes any relevant implementing measure in that Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the common units described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such common units will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The common units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong

Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire common unit capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, common units, debentures and units of common units and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The common units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any common units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the common units and certain other legal matters will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain tax and other legal matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Debevoise & Plimpton LLP, New York, New York is acting as counsel to the underwriters. Andrews Kurth LLP, Houston, Texas is acting as counsel to the underwriters with respect to certain tax and other legal matters. Fried, Frank, Harris, Shriver & Jacobson LLP provides legal services to CVR Energy, Inc. from time to time. Vinson & Elkins L.L.P. provided legal services to Coffeyville Acquisition LLC in connection with our formation. Debevoise & Plimpton LLP has in the past provided, and continues to provide, legal services to Kelso & Company, L.P., including relating to Coffeyville Acquisition LLC.

EXPERTS

The consolidated financial statements of CVR Partners, LP and subsidiary as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010 have been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common units being offered hereunder. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common units, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and reference thereto is qualified in all respects by the terms of the filed exhibit. The registration statement, including exhibits, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

CVR Partners, LP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CVR PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma condensed consolidated financial statements of CVR Partners, LP have been derived from the audited historical and unaudited historical financial statements of CVR Partners, LP included elsewhere in this prospectus.

The pro forma condensed consolidated balance sheet as of December 31, 2010 and the pro forma condensed consolidated statements of operations for the year ended December 31, 2010 have been adjusted to give effect to the transactions described in note 1 to the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that we would have achieved had the transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results. The unaudited pro forma consolidated financial statements should be read in conjunction with the audited and unaudited financial statements of CVR Partners, LP, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes.

The unaudited pro forma condensed consolidated financial statements have been prepared assuming that the underwriters do not exercise their option to purchase additional common units.

CVR PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
BALANCE SHEET

AS OF DECEMBER 31, 2010

	Actual			Pro Forma
	As of	Pro Forma		As of
	December 31, 2010	Adjustments		December 31, 2010
		(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$42,745	$(24,085	)(a)	$217,228
		307,200	(b)
		(24,830	)(c)
		(18,400	)(d)
		125,000	(e)
		(3,000	)(f)
		(92,125	)(g)
		(69,277	)(h)
		(26,000	)(i)
Accounts receivable, net of allowance for doubtful accounts of $43	5,036	—		5,036
Inventories	19,830	—		19,830
Due from affiliate	—	—		—
Prepaid expenses and other current assets, including $2,587 on a historical basis and $269 on a pro forma basis, respectively, from affiliates	5,557	(2,089	)(c)	1,150
		(2,318	)(j)

Total current assets	73,168	170,076		243,244
Property, plant, and equipment, net of accumulated depreciation	337,938	—		337,938
Intangible assets, net	46	—		46
Goodwill	40,969	—		40,969
Deferred financing costs	—	3,000	(f)	3,000
Other long-term assets	44	—		44

Total assets	$452,165	$173,076		$625,241

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable, including $3,323 due from affiliates on a historical and pro forma basis	$17,758	$(1,415	)(c)	$16,343
Personnel accruals	1,848	—		1,848
Deferred revenue	18,660	—		18,660
Accrued expenses and other current liabilities	7,810	—		7,810

Total current liabilities	46,076	(1,415)		44,661
Long-term liabilities:
Long-term debt	—	125,000	(e)	125,000
Other long-term liabilities	3,886	—		3,886

Total long-term liabilities	3,886	125,000		128,886
Commitments and contingencies
Partners’ capital:
Special general partner’s interest, 30,303,000 units issued and outstanding	397,951	(24,061	)(a)	—
		(2,316	)(j)
		(371,574	)(k)
Limited partner’s interest, 30,333 units issued and outstanding	398	(24	)(a)	—
		(2	)(j)
		(372	)(k)
Managing general partner’s interest	3,854	(3,854	)(i)	—

Total partners’ capital	402,203	(402,203)		—

PRO FORMA PARTNERS’ CAPITAL
Unitholders’ equity:
Equity held by public:
Common units: 19,200,000 common units issued and outstanding	—	307,200	(b)	281,696
		(25,504	)(c)
Equity held by parent:
Common units: 53,800,000 common units issued and outstanding	—	371,946	(k)	169,998
		(18,400	)(d)
		(92,125	)(g)
		(69,277	)(h)
		(22,146	)(i)
General partner interest	—	—	(l)	—

Total pro forma partners’ capital	—	451,694		451,694

Total liabilities and partners’ capital	$452,165	$173,076		$625,241

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CVR PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

	Actual			Pro Forma
	Year Ended	Pro Forma		Year Ended
	December 31, 2010	Adjustments		December 31, 2010
		(in thousands)

Net sales	$180,468	$—		$180,468
Operating costs and expenses:
Cost of product sold (exclusive of depreciation and amortization) — Affiliates	5,764	—		5,764
Cost of product sold (exclusive of depreciation and amortization) — Third Parties	28,564	—		28,564

	34,328	—		34,328

Direct operating expenses (exclusive of depreciation and amortization) — Affiliates	2,308	—		2,308
Direct operating expenses (exclusive of depreciation and amortization) — Third Parties	84,371	—		84,371

	86,679	—		86,679

Selling, general & administrative expenses (exclusive of depreciation and amortization) — Affiliates	16,748	—		16,748
Selling, general & administrative expenses (exclusive of depreciation and amortization) — Third Parties	3,894	—		3,894

	20,642	—		20,642

Depreciation and amortization	18,463	—		18,463

Total operating costs and expenses	160,112	—		160,112

Operating income	20,356			20,356
Other income (expense):
Interest expense and other financing costs	—	(5,000	)(a)	(5,735)
		(610	)(b)
		(125	)(c)
Interest income	13,124	(13,117	)(d)	657
		650	(e)
Other income (expense)	(148)	—		(148)

Total other income (expense)	12,976	(18,202)		(5,226)

Income before income taxes	33,332	(18,202)		15,130
Income tax expense	26	—		26

Net income	$33,306	$(18,202)		$15,104

Common unitholders’ interest in net income				$15,104
Income per common unit (basic and diluted)				$0.21
Weighted average number of common units outstanding				73,000,000

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CVR PARTNERS, LP
NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

(1)	Organization and Basis of Presentation

The unaudited pro forma condensed consolidated financial statements have been prepared based upon the audited and unaudited historical consolidated financial statements of CVR Partners, LP (the “Partnership”).

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that the Partnership would have achieved had the transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of the Partnership, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments have been prepared as if the transactions described below had taken place on December 31, 2010, in the case of the pro forma balance sheet, or as of January 1, 2010, in the case of the pro forma statement of operations.

The unaudited pro forma condensed consolidated financial statements reflect the following transactions:

•	The Partnership will distribute to Coffeyville Resources, LLC (“CRLLC”) all cash on its balance sheet before the closing date of this offering of common units described in the sixth bullet below (other than cash in respect of prepaid sales);

•	Each of CRLLC’s and CVR Special GP, LLC’s, or Special GP, interests in the Partnership will be converted into 50,920 and 50,869,080 common units, respectively;

•	Special GP, a wholly-owned subsidiary of CRLLC, will be merged with and into CRLLC, with CRLLC continuing as the surviving entity;

•	The Partnership will offer and sell 19,200,000 common units to the public in this offering and pay related commissions and expenses;

•	The Partnership will be released from its obligations as a guarantor under CRLLC’s existing ABL credit facility, its 9.0% First Lien Senior Secured Notes due 2015 and its 10.875% Second Lien Senior Secured Notes due 2017;

•	The Partnership’s general partner will sell to the Partnership its incentive distribution rights, or IDRs, for $26.0 million in cash (representing fair market value), which will be paid as a distribution to its current owners, which include affiliates of funds associated with Goldman, Sachs & Co. and Kelso & Company, L.P., and the Partnership will extinguish such IDRs;

•	The general partner of the Partnership and CRLLC, a wholly owned subsidiary of CVR Energy, Inc. (“CVR Energy”), will enter into a second amended and restated agreement of limited partnership;

•	The Partnership will distribute $18.4 million of the offering proceeds to CRLLC in satisfaction of the Partnership’s obligation to reimburse it for certain capital expenditures it made with respect to the nitrogen fertilizer business prior to October 24, 2007;

•	The Partnership will make a special distribution of $69.3 million of the proceeds of this offering to CRLLC in order to, among other things, fund the offer to purchase CRLLC’s senior secured notes required upon consummation of this offering;

•	The Partnership will enter into a new credit facility, which will include a $125.0 million term loan and a $25.0 million revolving credit facility both due in 2016, will draw the $125.0 million term loan in full, pay associated financing costs, and use $92.1 million of the proceeds therefrom to fund a special distribution to CRLLC in order to, among other things, fund the offer to purchase CRLLC’s senior secured notes required upon consummation of this offering;

CVR PARTNERS, LP
NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Coffeyville Acquisition III LLC (“CALLC III”), the current owner of CVR GP, LLC, the Partnership’s general partner, will sell the Partnership’s general partner which holds a non-economic general partner interest to CRLLC for nominal consideration; and

•	The Partnership will issue an additional 2,880,000 common units to CRLLC upon the expiration of the Underwriters’ option to purchase additional common units.

In addition, the pro forma statement of operations assumes that the Partnership has distributed the due from affiliate balance of $160.0 million (as of December 31, 2010) owed to the Partnership by CRLLC on January 1, 2010.

Upon completion of the Partnership’s initial public offering, the Partnership anticipates incurring incremental general and administrative expenses as a result of being a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities and registrar and transfer agent fees. We estimate that these incremental general and administrative expenses will approximate $3.5 million per year. The Partnership’s unaudited pro forma condensed consolidated financial statements do not reflect this $3.5 million in incremental expenses.

(2)	Partnership Interest

In connection with the Partnership’s initial public offering, CRLLC’s existing limited partner interests will be converted into common units, the Partnership’s special general partner interests will be converted into common units, and the Partnership’s special general partner will be merged with and into CRLLC, with CRLLC continuing as the surviving entity. In addition, CVR GP, LLC will sell its incentive distribution rights in the Partnership to the Partnership, and these interests will be extinguished. Additionally, CALLC III will sell CVR GP, LLC to CRLLC for a nominal amount. Following the initial public offering, the Partnership will have two types of partnership interest outstanding:

•	common units representing limited partner interests, a portion of which the Partnership will sell in the initial public offering (approximately 26.3% of all of the Partnership’s outstanding units); and

•	a general partner interest, which is not entitled to any distributions, will be held by the Partnership’s general partner.

(3)	Pro Forma Balance Sheet Adjustments and Assumptions

(a)	Reflects the distribution by the Partnership of all cash on hand immediately prior to the completion of the initial public offering to the Partnership’s Special GP and Special LP unit holders (other than cash in respect of prepaid sales). For purposes of the pro forma balance sheet at December 31, 2010, this amount is limited to the cash on hand excluding prepaid sales at December 31, 2010 of $24.1 million. The Partnership estimates that the actual amount to be distributed upon the closing of the initial public offering will be approximately $50.8 million.

(b)	Reflects the issuance by CVR Partners of 19,200,000 common units to the public at an initial offering price of $16.00 per common unit resulting in aggregate gross proceeds of $307.2 million.

(c)	Reflects the payment of underwriting commissions of $21.5 million and other estimated offering expenses of $4.0 million for a total of $25.5 million which will be allocated to the newly issued public common units. As of December 31, 2010 of the $4.0 million of estimated offering expenses $0.7 million had been prepaid and $1.4 million had been accrued.

(d)	Reflects the distribution of approximately $18.4 million to reimburse CRLLC for certain capital expenditures it made with respect to the nitrogen fertilizer business prior to October 24, 2007.

(e)	Reflects the term debt incurred of $125.0 million.

(f)	Reflects the estimated deferred financing costs of $3.0 million associated with the new credit facility.

CVR PARTNERS, LP
NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Reflects the distribution of term debt proceeds of $92.1 million.

(h)	Reflects the distribution to CRLLC of $69.3 million of cash resulting from the initial public offering.

(i)	Reflects the purchase of the IDRs of the managing general partner interest for $26.0 million, which represents the fair market value.

(j)	Reflects the elimination of the interest receivable associated with the “Due from Affiliate” balance that was distributed on December 31, 2010 in connection with the Partnership’s initial public offering.

(k)	Reflects the conversion of the Special GP and Special LP interest holders’ units to common units.

(l)	Reflects the non-economic general partner interest with nominal value.

(4)	Pro Forma Statement of Operations Adjustments and Assumptions

(a)	Reflects the inclusion of interest expense relating to the new credit facility at an assumed rate of 4.0% with no balance outstanding under the revolver. A 1/8 percent change in interest rate would result in a change in interest expense of $0.2 million.

(b)	Reflects the amortization of related debt issuance costs of the new credit facility over a five year term.

(c)	Reflects the commitment fee of 0.50% on the estimated unused portion of the $25.0 million revolving credit facility.

(d)	The due from affiliate balance was distributed to CRLLC on December 31, 2010 in connection with the Partnership’s initial public offering. Accordingly, such amounts will no longer be owed to the Partnership. Reflects the elimination of historical interest income generated from the outstanding due from affiliate balance.

(e)	Reflects the inclusion of interest income earned on the average cash balance.

(5)	Pro Forma Net Income Per Unit

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the Partnership’s partnership agreement, to the common unitholders, by the number of common units expected to be outstanding at the closing of this offering. For purposes of this calculation, the Partnership assumed that pro forma distributions were equal to pro forma net income and that the number of units outstanding was 73,000,000 common units. All units were assumed to have been outstanding since January 1, 2010.

Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of this offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of CVR GP, LLC
and
The Managing General Partner of CVR Partners, LP:

We have audited the accompanying consolidated balance sheets of CVR Partners, LP and subsidiary (the Company) as of December 31, 2010 and 2009 and the related consolidated statements of operations, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVR Partners, LP and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
March 16, 2011

CVR PARTNERS, LP

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$42,745	$5,440
Accounts receivable, net of allowance for doubtful accounts of $43 and $83, respectively	5,036	2,779
Inventories	19,830	21,936
Due from affiliate	—	131,002
Prepaid expenses and other current assets, including $2,587 and $1,333 from affiliates at December 31, 2010 and December 31, 2009, respectively	5,557	1,969

Total current assets	73,168	163,126
Property, plant, and equipment, net of accumulated depreciation	337,938	347,258
Intangible assets, net	46	56
Goodwill	40,969	40,969
Other long-term assets	44	90

Total assets	$452,165	$551,499

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable, including $3,323 and $1,304 due to affiliates at December 31, 2010 and December 31, 2009, respectively	$17,758	$7,476
Personnel accruals	1,848	1,614
Deferred revenue	18,660	10,265
Accrued expenses and other current liabilities	7,810	8,279

Total current liabilities	46,076	27,634
Long-term liabilities:
Other long-term liabilities	3,886	3,981

Total long-term liabilities	3,886	3,981
Commitments and contingencies
Partners’ capital:
Special general partner’s interest, 30,303,000 units issued and outstanding	397,951	515,514
Limited partner’s interest, 30,333 units issued and outstanding	398	516
Managing general partner’s interest	3,854	3,854

Total partners’ capital	402,203	519,884

Total liabilities and partners’ capital	$452,165	$551,499

See accompanying notes to consolidated financial statements.

CVR PARTNERS, LP

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2009	2008
		(in thousands)

Net sales	$180,468	$208,371	$262,950
Operating costs and expenses:
Cost of product sold (exclusive of depreciation and amortization) — Affiliates	5,764	9,506	11,084
Cost of product sold (exclusive of depreciation and amortization) — Third Parties	28,564	32,652	21,476

	34,328	42,158	32,560

Direct operating expenses (exclusive of depreciation and amortization) — Affiliates	2,308	2,136	388
Direct operating expenses (exclusive of depreciation and amortization) — Third Parties	84,371	82,317	85,745

	86,679	84,453	86,133

Selling, general and administrative expenses (exclusive of depreciation and amortization) — Affiliates	16,748	12,310	1,056
Selling, general and administrative expenses (exclusive of depreciation and amortization) — Third Parties	3,894	1,902	8,407

	20,642	14,212	9,463

Depreciation and amortization	18,463	18,685	17,987

Total operating costs and expenses	160,112	159,508	146,143

Operating income	20,356	48,863	116,807
Other income (expense):
Interest income	13,124	8,999	2,045
Other income (expense)	(148)	31	107

Total other income (expense)	12,976	9,030	2,152

Income before income taxes	33,332	57,893	118,959
Income tax expense	26	15	25

Net income	$33,306	$57,878	$118,934

See accompanying notes to consolidated financial statements.

CVR PARTNERS, LP

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL

	Special		Managing
	General	Limited	General	Total
	Partner’s	Partner’s	Partner’s	Partners’
	Interest	Interest	Interest	Capital
		(in thousands)

Balance at December 31, 2007	$396,242	$397	$3,854	$400,493
Net income	118,815	119	—	118,934
Share-based compensation expense - Affiliates	(10,608)	(11)	—	(10,619)
Cash distribution	(49,950)	(50)	—	(50,000)

Balance at December 31, 2008	454,499	455	3,854	458,808
Net income	57,820	58	—	57,878
Share-based compensation expense - Affiliates	3,195	3	—	3,198

Balance at December 31, 2009	515,514	516	3,854	519,884
Net income	33,273	33	—	33,306
Share-based compensation expense - Affiliates	9,004	9	—	9,013
Property distribution	(159,840)	(160)	—	(160,000)

Balance at December 31, 2010	$397,951	$398	$3,854	$402,203

See accompanying notes to consolidated financial statements.

CVR PARTNERS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
		(in thousands)

Cash flows from operating activities:
Net income	$33,306	$57,878	$118,934
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,463	18,685	17,987
Allowance for doubtful accounts	(39)	20	47
Loss on disposition of fixed assets	1,897	16	3,815
Share-based compensation - Affiliates	9,013	3,198	(10,619)
Write-off of CVR Partners, LP initial public offering costs	—	—	2,539
Accounts receivable	(2,218)	3,191	(3,220)
Inventories	2,106	5,695	(11,477)
Insurance receivable	(4,500)	—	—
Insurance proceeds	3,161	—	—
Prepaid expenses and other current assets	(2,689)	1,549	(2,566)
Other long-term assets	1	(128)	(8)
Accounts payable	9,394	(9,224)	10,131
Deferred revenue	8,395	4,517	(7,413)
Accrued expenses and other current liabilities	(306)	110	5,315
Other accrued long-term liabilities	(39)	27	—

Net cash provided by operating activities	75,945	85,534	123,465

Cash flows from investing activities:
Capital expenditures	(10,082)	(13,388)	(23,518)
Insurance proceeds	1,114	—	—
Proceeds from sale of assets	—	18	—

Net cash used in investing activities	(8,968)	(13,370)	(23,518)

Cash flows from financing activities:
Deferred costs of initial public offering	(674)	—	(2,283)
Due from affiliate	(28,998)	(75,799)	(53,061)
Partners’ cash distribution	—	—	(50,000)

Net cash used in financing activities	(29,672)	(75,799)	(105,344)

Net increase (decrease) in cash and cash equivalents	37,305	(3,635)	(5,397)
Cash and cash equivalents, beginning of period	5,440	9,075	14,472

Cash and cash equivalents, end of period	$42,475	$5,440	$9,075

Supplemental disclosures
Non-cash investing and financing activities:
Accrual of construction in progress additions	$888	$(4,872)	$3,661
Partners’ property distribution	$(160,000)	$—	$—

See accompanying notes to consolidated financial statements.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Formation of the Partnership, Organization and Nature of Business

CVR Partners, LP (referred to as “CVR Partners”, the “Partnership” or the “Company”) is a Delaware limited partnership, formed in June 2007 by CVR Energy, Inc. (together with its subsidiaries, but excluding the Partnership and its subsidiary, “CVR Energy”) to own Coffeyville Resources Nitrogen Fertilizers, LLC (“CRNF”), previously a wholly-owned subsidiary of CVR Energy. CRNF is an independent producer and marketer of upgraded nitrogen fertilizer products sold in North America. CRNF operates a dual-train coke gasifier plant that produces high-purity hydrogen, most of which is subsequently converted to ammonia and upgraded to urea ammonium nitrate (“UAN”).

CRNF produces and distributes nitrogen fertilizer products, which are used primarily by farmers to improve the yield and quality of their crops. CRNF’s principal products are ammonia and UAN. These products are manufactured at CRNF’s facility in Coffeyville, Kansas. CRNF’s product sales are heavily weighted toward UAN, and all of its products are sold on a wholesale basis.

In October 2007, CVR Energy, Inc., through its wholly-owned subsidiary, Coffeyville Resources, LLC (“CRLLC”), transferred CRNF, CRLLC’s nitrogen fertilizer business, to the Partnership. This transfer was not considered a business combination as it was a transfer of assets among entities under common control and, accordingly, balances were transferred at their historical cost. The Partnership became the sole member of CRNF. In consideration for CRLLC transferring its nitrogen fertilizer business to the Partnership, (1) CRLLC directly acquired 30,333 special LP units, representing a 0.1% limited partner interest in the Partnership, (2) the Partnership’s special general partner, a wholly-owned subsidiary of CRLLC, acquired 30,303,000 special GP units, representing a 99.9% general partner interest in the Partnership, and (3) the managing general partner, then owned by CRLLC, acquired a managing general partner interest and incentive distribution rights (“IDRs”) of the Partnership. Immediately prior to CVR Energy’s initial public offering, CVR Energy sold the managing general partner interest (together with the IDRs) to Coffeyville Acquisition III LLC (“CALLC III”), an entity owned by funds affiliated with Goldman, Sachs & Co. (the “Goldman Sachs Funds”) and Kelso & Company, L.P. (the “Kelso Funds”) and members of CVR Energy’s management team, for its fair market value on the date of sale. As a result of CVR Energy’s indirect ownership of the Partnership’s special general partner, it initially owned all of the interests in the Partnership (other than the managing general partner interest and the IDRs) and initially was entitled to all cash distributed by the Partnership.

The Partnership is operated by CVR Energy’s senior management team pursuant to a services agreement among CVR Energy, the managing general partner, and the Partnership. The Partnership is managed by the managing general partner and to the extent described below, CVR Energy, through its 100% ownership of the Partnership’s special general partner. As the owner of the special general partner of the Partnership, CVR Energy has joint management rights regarding the appointment, termination, and compensation of the chief executive officer and chief financial officer of the managing general partner, has the right to designate two members of the board of directors of the managing general partner, and has joint management rights regarding specified major business decisions relating to the Partnership.

In accordance with the Contribution, Conveyance, and Assumption Agreement by and between the Partnership and the partners, dated as of October 24, 2007, since an initial private or public offering of the Partnership was not consummated by October 24, 2009, the managing general partner of the Partnership can require CRLLC to purchase the managing GP interest. This put right expires on the earlier of (1) October 24, 2012 or (2) the closing of the Partnership’s initial private or public offering. If the Partnership’s initial private or public offering is not consummated by October 24, 2012, CRLLC has the right to require the managing general partner to sell the managing GP interest to CRLLC. This call right expires on the closing of the Partnership’s initial private or public offering. In the event of an exercise of a put right or a call right, the purchase price will be the fair market value of the managing GP interest at the time of the purchase determined by an independent investment banking firm selected by CRLLC and the managing general partner.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On February 28, 2008, the Partnership filed a registration statement with the Securities and Exchange Commission (“SEC”) to effect an initial public offering of its common units. On June 13, 2008, the managing general partner of the Partnership decided to postpone, indefinitely, the Partnership’s initial public offering due to then-existing market conditions for master limited partnerships. The Partnership subsequently withdrew the registration statement, at which time costs previously incurred and deferred in connection with the offering were written off.

On December 20, 2010, the Partnership filed a registration statement on Form S-1 (File No. 333-171270) to effect an initial public offering of its common units representing limited partner interests (the “Offering”). The number of common units to be sold in the Offering has not yet been determined. The Offering is subject to numerous conditions including, without limitation, market conditions, pricing, regulatory approvals (including clearance from the SEC), compliance with contractual obligations and reaching agreements with underwriters and lenders.

In connection with the Offering, it is expected that the Partnership’s special LP units will be converted into common units, the Partnership’s special GP units will be converted into common units, and the Partnership’s special general partner will be merged with and into CRLLC, with CRLLC continuing as the surviving entity. In addition, the managing general partner will sell its IDRs to the Partnership, the IDR’s will be extinguished, and CALLC III will sell the managing general partner to CRLLC for a nominal amount.

In October 2007, the managing general partner, the special general partner, and CRLLC, as the limited partner, entered into an amended and restated limited partnership agreement setting forth the various rights and responsibilities of the partners of CVR Partners. The Partnership also entered into a number of agreements with CVR Energy and the managing general partner to regulate certain business relations between the Partnership and the other parties thereto. See Note 14 (“Related Party Transactions”) for further discussion. In connection with the Offering, certain agreements, including the amended and restated limited partnership agreement, entered into in 2007 will be amended and/or restated. Additionally, in connection with the Offering, the Partnership is expected to be released from its obligation as a guarantor under CRLLC’s asset-backed revolving credit facility (“ABL credit facility”) and the indentures which govern CRLLC’s senior secured notes, as described further in Note 13 (“Commitments and Contingencies”).

On December 17, 2010, the board of directors of the managing general partner of the Partnership and the manager of CRLLC approved the purchase of the IDRs by the Partnership for a purchase price of $26 million, subject to consummation of the Offering. The purchase price will be paid out of proceeds from the Offering. Once acquired, the Partnership will extinguish the IDRs.

As of December 31, 2010, the Partnership had distributed out of the Partners’ capital account $210,000,000 to CRLLC and the special general partner in accordance with their respective percentage interests. Of this amount, $50,000,000 was distributed in May 2008 and the remaining $160,000,000 resulted from the distribution of the due from affiliate balance in December 2010.

(2)	Basis of Presentation

CVR Partners is comprised of operations of the CRNF fertilizer business. The accompanying consolidated financial statements of CVR Partners, LP include the operations of CRNF. The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and in accordance with the rules and regulations of the SEC as described in further detail below. Certain prior year amounts have been reclassified to conform to current year presentation.

The accompanying consolidated financial statements have been prepared in accordance with Article 3 of Regulation S-X, “General instructions as to consolidated financial statements”. The consolidated financial statements include certain costs of CVR Energy that were incurred on behalf of the Partnership. These amounts represent certain selling, general and administrative expenses (exclusive of depreciation and amortization) and direct operating expenses (exclusive of depreciation and amortization). These transactions represent related party transactions and are governed by a services agreement entered into in October 2007. See below and Note 14

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“Related Party Transactions”) for additional discussion of the services agreement and billing and allocation of certain costs. The billings, allocations, related estimates and assumptions are described more fully in Note 3 (“Summary of Significant Accounting Policies”). The amounts charged or allocated to the Partnership are not necessarily indicative of the cost that the Partnership would have incurred had it operated as an independent entity for all years presented.

In the opinion of the Company’s management, the accompanying audited consolidated financial statements reflect all adjustments that are necessary to fairly present the financial position of the Company as of December 31, 2010 and 2009 and the results of operations and cash flows of the Company for the years ended December 31, 2010, 2009 and 2008.

In addition, the Company has evaluated subsequent events that would require an adjustment to the Company’s consolidated financial statements or disclosure in the notes to the consolidated financial statements through March 16, 2011, the date of issuance of the consolidated financial statements.

(3)	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying Partnership consolidated financial statements include the accounts of CVR Partners and CRNF, its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Partnership considers all highly liquid money market account and debt instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable, net

CVR Partners grants credit to its customers. Credit is extended based on an evaluation of a customer’s financial condition; generally, collateral is not required. Accounts receivable are due on negotiated terms and are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than their contractual payment terms are considered past due. CVR Partners determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts are past due, the customer’s ability to pay its obligations to CVR Partners, and the condition of the general economy and the industry as a whole. CVR Partners writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. Amounts collected on accounts receivable are included in net cash provided by operating activities in the Consolidated Statements of Cash Flows. At December 31, 2010, one customer represented approximately 21% of the total accounts receivable balance (excluding accounts receivable with affiliates). At December 31, 2009, two customers individually represented greater than 10% and collectively represented approximately 31% of the total accounts receivable balance (excluding accounts receivable with affiliates). The largest concentration of credit for any one customer at December 31, 2010 and 2009, was approximately 21% and 18%, respectively, of the accounts receivable balance (excluding accounts receivable with affiliates).

Inventories

Inventories consist of fertilizer products which are valued at the lower of first-in, first-out (“FIFO”) cost, or market. Inventories also include raw materials, catalysts, parts and supplies, which are valued at the lower of moving-average cost, which approximates FIFO, or market. The cost of inventories includes inbound freight costs.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Due From Affiliate

CVR Partners historically maintained a lending relationship with its affiliate CRLLC in order to supplement CRLLC’s working capital needs. As of December 31, 2010, the Partnership’s due from affiliate balance was $0 as the result of the balance of $160,000,000 being distributed to CRLLC and the special general partner in accordance with their respective percentage interests. Amounts loaned to CRLLC are included on the Consolidated Balance Sheets as a due from affiliate. CVR Partners had the right to receive amounts owed from CRLLC upon request. CVR Partners charged interest on these borrowings at an interest rate equal to the applicable rate of under CRLLC’s first priority revolving credit facility. See Note 14 (“Related Party Transactions”) for further discussion of the due from affiliate.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of prepayments, non-trade accounts receivables, affiliates’ receivables and other general current assets. Prepaid expenses and other current assets were as follows:

	December 31,
	2010	2009
	(in thousands)

Accrued interest receivables(1)	$2,318	$961
Deferred initial public offering costs	2,089	—
Other(1)	1,150	1,008

	$5,557	$1,969

(1)	The accrued interest receivable represents amounts due from CRLLC, a related party, in connection with the due from affiliate balance. Additionally, included in the table above are amounts owed to the Partnership related to activities associated with the feedstock and shared services agreement. See Note 14 (“Related Party Transactions”) for additional discussion of amounts owed to the Partnership related to the due from affiliate balance and detail of amounts owed to the Partnership related to the feedstock and shared services agreement.

Property, Plant, and Equipment

Additions to property, plant and equipment, including certain costs allocable to construction and property purchases, are recorded at cost. Depreciation is computed using principally the straight-line method over the estimated useful lives of the various classes of depreciable assets. The lives used in computing depreciation for such assets are as follows:

Range of Useful
Asset	Lives, in Years

Improvements to land	15 to 20
Buildings	20 to 30
Machinery and equipment	5 to 30
Automotive equipment	5
Furniture and fixtures	3 to 7

The Company’s leasehold improvements are depreciated on the straight-line method over the shorter of the contractual lease term or the estimated useful life. Expenditures for routine maintenance and repair costs are expensed when incurred. Such expenses are reported in direct operating expenses (exclusive of depreciation and amortization) in the Company’s Consolidated Statements of Operations.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Goodwill acquired in a business combination and intangible assets with indefinite useful lives are not amortized, and intangible assets with finite useful lives are amortized. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. CVR Partners uses November 1 of each year as its annual valuation date for the impairment test. The annual review of impairment is performed by comparing the carrying value of its assets to its estimated fair value, using a combination of the discounted cash flow analysis and market approach. The Company performed its annual impairment review of goodwill and concluded there was no impairment in 2010 and 2009. See Note 7 (“Goodwill and Intangible Assets”) for further information.

Planned Major Maintenance Costs

The direct-expense method of accounting is used for planned major maintenance activities. Maintenance costs are recognized as expense when maintenance services are performed. During the years ended December 31, 2010 and December 31, 2008, the nitrogen fertilizer facility completed major scheduled turnarounds. Costs of approximately $3,540,000 and $3,343,000, associated with the 2010 and 2008 turnarounds, are included in direct operating expenses (exclusive of depreciation and amortization) for the years ended December 31, 2010 and December 31, 2008, respectively. In connection with the 2010 and 2008 nitrogen fertilizer plant’s turnarounds, the Company wrote off fixed assets with a net book value of approximately $1,369,000 and $2,330,000, respectively. During 2009, there were no planned major maintenance activities.

Planned major maintenance activities generally occur every two years.

Cost Classifications

Cost of product sold (exclusive of depreciation and amortization) includes cost of pet coke expense and freight and distribution expenses.

Direct operating expenses (exclusive of depreciation and amortization) includes direct costs of labor, maintenance and services, energy and utility costs, property taxes, environmental compliance costs as well as chemical and catalyst and other direct operating expenses. Direct operating expenses also include allocated non-cash share-based compensation expenses from CVR Energy and CALLC III as discussed in Note 12 (“Share-Based Compensation”). Direct operating expenses exclude depreciation and amortization of approximately $18,453,000, $18,674,000 and $17,973,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Selling, general and administrative expenses (exclusive of depreciation and amortization) consist primarily of direct and allocated legal expenses, treasury, accounting, marketing, human resources and maintaining the corporate offices in Texas and Kansas. Selling, general and administrative expenses also include allocated non-cash share-based compensation expense from CVR Energy and CALLC III as discussed in Note 12 (“ Share-Based Compensation”). Selling, general and administrative expenses exclude depreciation and amortization of approximately $10,000, $11,000 and $14,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Income Taxes

CVR Partners is a recognized partnership required to file a federal income tax return with each partner separately taxed on its share of CVR Partner’s taxable income. The Partnership is not subject to income taxes except for a franchise tax in the state of Texas. The income tax liability of the individual partners is not reflected in the consolidated financial statements of the Partnership.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Reporting

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC Topic 280 — Segment Reporting, established standards for entities to report information about the operating segments and geographic areas in which they operate. CVR Partners only operates one segment and all of its operations are located in the United States.

Impairment of Long-Lived Assets

The Partnership accounts for long-lived assets in accordance with an accounting standard issued by the FASB regarding the treatment of the impairment or disposal of long-lived assets. As required by this standard, the Partnership reviews long-lived assets (excluding goodwill and intangible assets with indefinite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized for the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of their carrying value or fair value less cost to sell. No impairment charges were recognized for any of the periods presented.

Revenue Recognition

Revenues for products sold are recorded upon delivery of the products to customers, which is the point at which title is transferred, the customer has the assumed risk of loss, and when payment has been received or collection is reasonably assumed, indicating that all significant obligations of CRNF have been satisfied. Deferred revenue represents customer prepayments under contracts to guarantee a price and supply of nitrogen fertilizer in quantities expected to be delivered in the next 12 months in the normal course of business. Taxes collected from customers and remitted to governmental authorities are not included in reported revenues.

Shipping Costs

Pass-through finished goods delivery costs reimbursed by customers are reported in net sales, while an offsetting expense is included in cost of product sold (exclusive of depreciation and amortization).

Fair Value of Financial Instruments

Financial instruments consisting of cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

Share-Based Compensation

CVR Partners has been allocated non-cash share-based compensation expense from CVR Energy and from CALLC III. CVR Energy and CALLC III account for share-based compensation in accordance with ASC Topic 718 Compensation — Stock Compensation (“ASC 718”) as well as guidance regarding the accounting for share-based compensation granted to employees of an equity method investee. In accordance with ASC 718, CVR Energy and CALLC III apply a fair-value based measurement method in accounting for share-based compensation. The Company recognizes the costs of the share-based compensation incurred by CVR Energy and CALLC III on its behalf, primarily in selling, general and administrative expenses (exclusive of depreciation and amortization), and a corresponding increase or decrease to Partners’ Capital, as the costs are incurred on its behalf, following the guidance issued by the FASB regarding the accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling goods or services, which require remeasurement at each reporting period through the performance commitment period, or in the Company’s case, through the vesting period. Costs are allocated by CVR Energy and CALLC III based upon the percentage of time a CVR Energy

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employee provides services to CVR Partners. In the event an individual’s roles and responsibilities change with respect to services provided to CVR Partners, a reassessment is performed to determine if the allocation percentages should be adjusted. In accordance with the services agreement, CVR Partners will not be responsible for the payment of cash related to any share-based compensation allocated to it by CVR Energy.

Environmental Matters

Liabilities related to future remediation costs of past environmental contamination of properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, internal and third-party assessments of contamination, available remediation technology, site-specific costs, and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. Loss contingency accruals, including those for environmental remediation, are subject to revision as further information develops or circumstances change and such accruals can take into account the legal liability of other parties. Environmental expenditures are capitalized at the time of the expenditure when such costs provide future economic benefits.

Use of Estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities in the consolidated financial statements and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates.

Estimates made in preparing these consolidated financial statements include, among other things, estimates of depreciation and amortization expense, the estimated future cash flows and fair value of properties used in determining the need for any impairment write-down, estimated allocations of selling, general and administrative costs, including share-based awards, the economic useful life of assets, the fair value of assets, liabilities, provisions for uncollectible accounts receivable, the results of litigation, and various other recorded or disclosed amounts. Future changes in the assumptions used could have a significant impact on reported results in future periods.

Related-Party Transactions

CVR Energy, a related party, provides a variety of services to the Partnership, including cash management and financing services, employee benefits provided through CVR Energy’s benefit plans, administrative services provided by CVR Energy’s employees and management, insurance and office space leased in CVR Energy’s headquarters building and other locations. As such, the accompanying consolidated financial statements include costs that have been incurred by CVR Energy on behalf of the Partnership. These amounts incurred by CVR Energy are then billed or allocated to the Partnership and are properly classified on the Consolidated Statements of Operations as either direct operating expenses (exclusive of depreciation and amortization) or as selling, general and administrative expenses (exclusive of depreciation and amortization). The billing and allocation of such costs are governed by the Services Agreement (the “Agreement”) entered into by CVR Energy, Inc. and CVR Partners, LP and affiliated companies in October 2007. The Agreement provides guidance for the treatment of certain general and administrative expenses and certain direct operating expenses incurred on the Partnership’s behalf. Such expenses include, but are not limited to, salaries, benefits, share-based compensation expense, insurance, accounting, tax, legal and technology services. Where costs are specifically incurred on behalf of the Partnership, the costs are billed directly to the Partnership. See Note 14 (“Related Party Transactions”) for a detailed discussion of the billing procedures and the basis for calculating the charges for specific products and services.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below reflects amounts billed in accordance with the Agreement by CVR Energy to the Partnership for the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, see Note 12 (“Share-Based Compensation”) for amounts incurred by CVR Energy and allocated to the Partnership with respect to share-based compensation arrangements.

	Year Ended December 31,
	2010	2009	2008
		(in thousands)

Direct operating expenses (exclusive of depreciation and amortization)	$2,145	$2,811	$3,007
Selling, general and administrative expenses (exclusive of depreciation and amortization)	8,485	9,310	10,048

	$10,630	$12,121	$13,055

Net Income Per Limited Partnership Unit

The Partnership has omitted net income per unit through the date of the Offering because the Partnership has operated under a different capital structure prior to the Offering compared to the capital structure that will exist after the Offering, and, therefore, the information is not meaningful.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements” an amendment to ASC Topic 820, “Fair Value Measurements and Disclosures.” This amendment requires an entity to: (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, (ii) present separate information for Level 3 activity pertaining to gross purchases, sales, issuances, and settlements and (iii) enhance disclosures of assets and liabilities subject to fair value measurements. The provisions of ASU No. 2010-06 are effective for the Company for interim and annual reporting beginning after December 15, 2009, with one new disclosure effective after December 15, 2010. The Company adopted this ASU as of January 1, 2010. The adoption of this standard did not impact the Company’s financial position or results of operations.

(4)	Partners’ Capital

At December 31, 2010, the Partnership had 30,333 special LP units outstanding, representing 0.1% of the total Partnership units outstanding, and 30,303,000 special GP interests outstanding, representing 99.9% of the total Partnership units outstanding. In addition, the managing general partner owned the managing general partner interest and the IDRs. CVR Energy indirectly owns all of the interests in the Partnership (other than the managing general partner interest and the IDRs) and is entitled to all cash distributed by the Partnership. The managing general partner contributed 1% of CRNF’s interest to the Partnership in exchange for its managing general partner interest and the IDRs. See Note 1 (“Formation of the Partnership, Organization and Nature of Business”) for additional discussion related to the unitholders.

In connection with the Offering, it is expected that the Partnership’s limited partner interests will be converted into common units, the Partnership’s special GP units will be converted into common units, and the Partnership’s special general partner will be merged with and into CRLLC, with CRLLC continuing as the surviving entity. In addition, the managing general partner will sell its IDRs to the Partnership, the IDRs will be extinguished, and

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CALLC III will sell the managing general partner to CRLLC for a nominal amount. Following the Offering, the Partnership will have two types of partnership interest outstanding:

•	common units representing limited partner interests, a portion of which the Partnership will sell in the Offering; and

•	a general partner interest, which is not entitled to any distributions, and which will be held by the Partnership’s general partner.

Following the Offering, the Partnership expects to make quarterly cash distributions to unitholders. The partnership agreement will not require that the Partnership make cash distributions on a quarterly or other basis. In connection with the Offering, the board of directors of the general partner will adopt a distribution policy, which it may change at any time.

The partnership agreement will authorize the Partnership to issue an unlimited number of additional units and rights to buy units for the consideration and on the terms and conditions determined by the board of directors of the general partner without the approval of the unitholders.

The general partner will manage and operate the Partnership. Common unitholders will only have limited voting rights on matters affecting the Partnership. In addition, common unitholders will have no right to elect the general partner’s directors on an annual or other continuing basis.

(5)	Inventories

Inventories consisted of the following:

	December 31,
	2010	2009
	(in thousands)

Finished goods	$3,645	$6,624
Raw materials and precious metals	4,077	4,089
Parts and supplies	12,108	11,223

	$19,830	$21,936

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Property, Plant, and Equipment

A summary of costs for property, plant, and equipment is as follows:

	December 31,
	2010	2009
	(in thousands)

Land and improvements	$2,492	$1,689
Buildings	724	650
Machinery and equipment	397,236	389,537
Automotive equipment	391	404
Furniture and fixtures	245	233
Construction in progress	32,776	33,182

	$433,864	$425,695
Accumulated depreciation	95,926	78,437

	$337,938	$347,258

(7)	Goodwill and Intangible Assets

Goodwill

In connection with the 2005 acquisition by CALLC of all outstanding stock owned by Coffeyville Holdings Group, LLC, CRNF recorded goodwill of approximately $40,969,000. Goodwill and other intangible assets accounting standards provide that goodwill and other intangible assets with indefinite lives shall not be amortized but shall be tested for impairment on an annual basis. In accordance with these standards, CVR Partners completed its annual test for impairment of goodwill as of November 1, 2010 and 2009. Based on the results of the test, no impairment of goodwill was recorded as of December 31, 2010 or 2009. The annual review of impairment is performed by comparing the carrying value of the Partnership to its estimated fair value using a combination of the discounted cash flow analysis and market approach.

The valuation analysis used in the analysis utilized a 50% weighting of both income and market approaches as described below:

•	Income Approach: To determine fair value, the Company discounted the expected future cash flows for the reporting unit utilizing observable market data to the extent available. For the 2010 and 2009 valuation, the discount rates used were 14.6% and 13.4%, respectively, representing the estimated weighted-average costs of capital, which reflects the overall level of inherent risk involved in the reporting unit and the rate of return an outside investor would expect to earn.

•	Market-Based Approach: To determine the fair value of the reporting unit, the Company also utilized a market-based approach. The Company used the guideline company method, which focuses on comparing the Company’s risk profile and growth prospects to select reasonably similar companies.

Other Intangible Assets

Contractual agreements with a fair market value of $145,000 were acquired in 2005 in connection with the acquisition of CALLC of all outstanding stock owned by Coffeyville Holdings Group, LLC. The intangible value of these agreements is amortized over the life of the agreements through September 2019. Amortization expense of $10,000, $10,000 and $15,000, was recorded in depreciation and amortization for the years ended December 31, 2010, 2009 and 2008, respectively.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities were as follows:

	December 31,
	2010	2009
	(in thousands)

Property taxes	$7,025	$5,807
Capital asset and dismantling obligation	250	750
Other accrued expenses	535	1,722

	$7,810	$8,279

(9)	Nitrogen Fertilizer Incident

On September 30, 2010, the nitrogen fertilizer plant experienced an interruption in operations due to a rupture of a high-pressure UAN vessel. All operations at the nitrogen fertilizer facility were immediately shut down. No one was injured in the incident.

The nitrogen fertilizer facility had previously scheduled a major turnaround to begin on October 5, 2010. To minimize disruption and impact to the production schedule, the turnaround was accelerated. The turnaround was completed on October 29, 2010, with the gasification and ammonia units in operation. The fertilizer facility restarted production of UAN on November 16, 2010 and as of December 31, 2010, repairs to the facility as a result of the rupture were substantially complete. Total gross costs recorded due to the incident for the year ended December 31, 2010 were approximately $10,522,000 for repairs and maintenance and other associated costs. Included in this amount is a write-off of $390,000 of net book value of property and $24,000 of catalyst destroyed as a result of the incident. The repairs and maintenance costs incurred are included in direct operating expenses (exclusive of depreciation and amortization). Of the costs incurred approximately $4,457,000 were capitalized.

The Company has historically maintained property damage insurance under CVR Energy’s insurance policies which have an associated deductible of $2,500,000. The Company anticipates that substantially all of the repair costs in excess of the $2,500,000 deductible should be covered by insurance. These insurance policies also provide coverage for interruption to the business, including lost profits, and reimbursement for other expenses and costs the Company has incurred relating to the damage and losses suffered for business interruption. This coverage, however, only applies to losses incurred after a business interruption of 45 days. In connection with the incident, the Company recorded an insurance receivable in 2010 of $4,500,000, of which the Company received $4,275,000 as of December 31, 2010 and the remaining amount of $225,000 was received in January 2011. The recording of the insurance receivable resulted in a reduction of direct operating expenses (exclusive of depreciation and amortization).

(10)	Income Taxes

The State of Texas enacted a franchise tax that required the Partnership to pay a tax of 1.0% on the Partnership’s “margin” beginning with the 2008 taxable year, as defined in the law, based on the Partnership’s prior year results. The margin to which the tax rate is applied generally is calculated as the Texas percentage of the Partnership’s revenues for federal income tax purposes less the cost of the products sold as defined by Texas law.

Under ASC Topic 740, Income Taxes (“ASC 740”), taxes based on income like the Texas franchise tax are accounted for using the liability method under which deferred income taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the enacted statutory tax rates in effect at the end of the period. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Temporary differences related to the Partnership’s property affect the Texas franchise tax. As a result, the Partnership reflected a deferred tax liability in the amount of approximately $37,000 and $33,000 at December 31, 2010 and 2009, respectively, included in the Consolidated Balance Sheets of the Partnership. In addition, the Partnership reflected a state income taxes payable of approximately $17,000 and $25,000 at December 31, 2010 and 2009, respectively, included in accrued expenses and other current liabilities on the Consolidated Balance Sheets of the Partnership. For the years ended December 31, 2010, 2009 and 2008, the Partnership recorded income tax expense of $26,000, $15,000 and $25,000, respectively.

Effective January 1, 2008, CVR Partners adopted an accounting standard issued by the FASB that clarify the accounting for uncertainty in income taxes recognized in the financial statements. If the probability of sustaining a tax position is at least more likely than not, then the tax position is warranted and recognition should be at the highest amount which is greater than 50% likely of being realized upon ultimate settlement. As of the date of adoption of this standard and at December 31, 2010, CVR Partners did not believe it had any tax positions that met the criteria for uncertain tax positions. As a result, no amounts were recognized as a liability for uncertain tax positions.

CVR Partners recognizes interest and penalties on uncertain tax positions and income tax deficiencies in income tax expense. CVR Partners did not recognize any interest or penalties for each of the years ended December 31, 2010, 2009 or 2008 for uncertain tax positions or income tax deficiencies, respectively.

(11)	Benefit Plans

CRLLC sponsors and administers a defined-contribution 401(k) plan (the “Plan”) for the employees of CRNF. Participants in the Plan may elect to contribute up to 50% of their annual salaries, and up to 100% of their annual bonus received pursuant to CVR Energy’s income sharing plan. CRNF matches up to 75% of the first 6% of the participant’s contribution. Participants in the Plan are immediately vested in their individual contributions. The Plan has a three year vesting schedule for CRNF’s matching funds and contains a provision to count service with any predecessor organization. For the years ended December 31, 2010, 2009 and 2008, CRNF’s contributions under the Plan were $390,000, $373,000 and $338,000, respectively.

(12)	Share-Based Compensation

Certain employees of CVR Partners and employees of CVR Energy who perform services for the Partnership under the services agreement with CVR Energy participate in equity compensation plans of CVR Partners’ affiliates. Accordingly, CVR Partners has recorded compensation expense for these plans in accordance with Staff Accounting Bulletin, or SAB Topic 1-B “Allocations of Expenses and Related disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity” and in accordance with guidance regarding the accounting for share-based compensation granted to employees of an equity method investee. All compensation expense related to these plans for full-time employees of CVR Partners has been allocated 100% to CVR Partners. For employees covered by the services agreement with CVR Energy, the Partnership records share-based compensation relative to the percentage of time spent by each employee providing services to the Partnership as compared to the total calculated share-based compensation by CVR Energy. The Partnership is not responsible for payment of share-based compensation and all expense amounts are reflected as an increase or decrease to Partners’ Capital.

In connection with CVR Energy’s initial public offering, Coffeyville Acquisition LLC (“CALLC”) was split into two entities: CALLC and Coffeyville Acquisition II LLC (“CALLC II”). In connection with this split, management’s equity interest in CALLC, including both their common units and non-voting override units, were split so that half of management’s equity interest was in CALLC and half was in CALLC II.

For the years ended December 31, 2010, 2009 and 2008, the estimated fair value of the override units of CALLC and CALLC II was determined from a probability-weighted expected return method. The probability-

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

weighted expected return method involves a forward-looking analysis of possible future outcomes, the estimation of ranges of future and present value under each outcome, and the application of a probability factor to each outcome in conjunction with the application of the current value of CVR Energy’s common stock price with a Black-Scholes option pricing formula, as remeasured at each reporting date until the awards are vested.

For the year ended December 31, 2010, the estimated fair value of the override units was determined using a probability-weighted expected return method which utilized CALLC III’s cash flow projections and also considered the proposed Offering of the Partnership including the purchase of the managing GP interest (including the IDRs). For the years ended December 31, 2009 and 2008, the estimated fair value of the override units of CALLC III was determined using a probability-weighted expected return method which utilized CALLC III’s cash flow projections, which were representative of the nature of the interests held by CALLC III in the Partnership.

The following table provides key information for the share-based compensation plans related to the override units of CALLC, CALLC II and CALLC III.

				*Compensation Expense
	Benchmark	Original		Increase (Decrease) for the
	Value	Awards		Years Ended December 31,
Award Type	(per Unit)	Issued	Grant Date	2010	2009	2008
				(in thousands)

Override Operating Units(a)	$11.31	919,630	June 2005	$56	$346	$(1,516)
Override Operating Units(b)	$34.72	72,492	December 2006	1	18	(107)
Override Value Units(c)	$11.31	1,839,265	June 2005	4,751	1,207	(2,877)
Override Value Units(d)	$34.72	144,966	December 2006	217	64	(123)
Override Units(e)	$10.00	138,281	October 2007	—	—	(1)
Override Units(f)	$10.00	642,219	February 2008	473	5	2

			Total	$5,498	$1,640	$(4,622)

*	As CVR Energy’s common stock price increases or decreases, compensation expense associated with the unvested CALLC and CALLC II override units increases or is reversed in correlation with the calculation of the fair value under the probability-weighted expected return method.

Valuation Assumptions

Significant assumptions used in the valuation of the Override Operating Units (a) and (b) were as follows:

	(a) Override Operating Units		(b) Override Operating Units
	December 31,		December 31,
	2009	2008	2009	2008

Estimated forfeiture rate	None	None	None	None
CVR Energy’s closing stock price	$6.86	$4.00	$6.86	$4.00
Estimated fair value (per unit)	$11.95	$8.25	$1.40	$1.59
Marketability and minority interest discounts	20.0%	15.0%	20.0%	15.0%
Volatility	50.7%	68.8%	50.7%	68.8%

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On the tenth anniversary of the issuance of override operating units, such units convert into an equivalent number of override value units. Override operating units are forfeited upon termination of employment for cause. As of December 31, 2010, these units were fully vested.

Significant assumptions used in the valuation of the Override Value Units (c) and (d) were as follows:

	(c) Override Value Units			(d) Override Value Units
	December 31,			December 31,
	2010	2009	2008	2010	2009	2008

Estimated forfeiture rate	None	None	None	None	None	None
Derived service period	6 years	6 years	6 years	6 years	6 years	6 years
CVR Energy’s closing stock price	$15.18	$6.86	$4.00	$15.18	$6.86	$4.00
Estimated fair value (per unit)	$22.39	$5.63	$3.20	$6.56	$1.39	$1.59
Marketability and minority interest discounts	20.0%	20.0%	15.0%	20.0%	20.0%	15.0%
Volatility	43.0%	50.7%	68.8%	43.0%	50.7%	68.8%

Unless the override unit committee of the board of directors of CALLC, CALLC II or CALLC III, respectively, takes an action to prevent forfeiture, override value units are forfeited upon termination of employment for any reason other than cause, except that in the event of termination of employment by reason of death or disability, all override value units are initially subject to forfeiture as follows:

Minimum	Forfeiture
Period Held	Percentage

2 years	75%
3 years	50%
4 years	25%
5 years	0%

(e) Override Units — Using a binomial and a probability-weighted expected return method that utilized CALLC III’s cash flow projections which includes expected future earnings and the anticipated timing of IDRs, the estimated grant date fair value of the override units was approximately $3,000. As a non-contributing investor, CVR Energy also recognized income equal to the amount that its interest in the investee’s net book value has increased (that is its percentage share of the contributed capital recognized by the investee) as a result of the disproportionate funding of the compensation cost. As of December 31, 2010 these units were fully vested.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f) Override Units — Using a probability-weighted expected return method that utilized CALLC III’s cash flow projections which includes expected future earnings and the anticipated timing of IDRs, the estimated grant date fair value of the override units was approximately $3,000. As a non-contributing investor, CVR Energy also recognized income equal to the amount that its interest in the investee’s net book value has increased (that is its percentage share of the contributed capital recognized by the investee) as a result of the disproportionate funding of the compensation cost. Of the 642,219 units issued, 109,720 were immediately vested upon issuance and the remaining units are subject to a forfeiture schedule. Significant assumptions used in the valuation were as follows:

	December 31,
	2010	2009	2008

Estimated forfeiture rate	None	None	None
Derived Service Period	Forfeiture schedule	Forfeiture schedule	Forfeiture schedule
Estimated fair value (per unit)	$2.60	$0.08	$0.02
Marketability and minority interest discounts	10.0%	20.0%	20.0%
Volatility	47.6%	59.7%	64.3%

Assuming the allocation of costs from CVR Energy remains consistent with the allocation percentages in place at December 31, 2010 and based upon the estimated fair value at December 31, 2010, there was approximately $588,000 of unrecognized compensation expense related to non-voting override units. This expense is expected to be recognized by CVR Partners over a remaining period of approximately one year.

Phantom Unit Plans

CVR Energy, through a wholly-owned subsidiary, has two Phantom Unit Appreciation Plans (the “Phantom Unit Plans”) whereby directors, employees, and service providers may be awarded phantom points at the discretion of the board of directors or the compensation committee. Holders of service phantom points have rights to receive distributions when holders of override operating units receive distributions. Holders of performance phantom points have rights to receive distributions when CALLC and CALLC II holders of override value units receive distributions. There are no other rights or guarantees and the plan expires on July 25, 2015, or at the discretion of the compensation committee of the board of directors. As of December 31, 2010, the issued Profits Interest (combined phantom points and override units) represented 15.0% of combined common unit interest and Profits Interest of CALLC and CALLC II. The Profits Interest was comprised of approximately 11.1% of override interest and approximately 3.9% of phantom interest. The expense associated with these awards is based on the current fair value of the awards which was derived from a probability-weighted expected return method. The probability-weighted expected return method involves a forward-looking analysis of possible future outcomes, the estimation of ranges of future and present value under each outcome, and the application of a probability factor to each outcome in conjunction with the application of the current value of CVR Energy’s common stock price with a Black-Scholes option pricing formula, as remeasured at each reporting date until the awards are settled. Using CVR Energy’s closing stock price at December 31, 2010, 2009 and 2008, respectively, to determine CVR Energy’s equity value, through an independent valuation process, the service phantom interest and performance phantom interest were valued as follows:

	December 31,
	2010	2009	2008

Service Phantom interest (per point)	$14.64	$11.37	$8.25
Performance Phantom interest (per point)	$21.25	$5.48	$3.20

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation expense for the years ended December 31, 2010 and 2009, related to the Phantom Unit Plans was $3,212,000 and $1,495,000, respectively. Compensation expense for the year ended December 31, 2008 related to the Phantom Unit Plans was reversed by $5,998,000.

Assuming the allocation of costs from CVR Energy remains consistent with the allocations at December 31, 2010 and based upon the estimated fair value at December 31, 2010, there was approximately $140,000 of unrecognized compensation expense related to the Phantom Unit Plans. This expense is expected to be recognized over a period of approximately one year.

Long-Term Incentive Plan

CVR Energy has a Long-Term Incentive Plan (“LTIP”) that permits the grant of options, stock appreciation rights, non-vested shares, non-vested share units, dividend equivalent rights, share awards and performance awards (including performance share units, performance units and performance based restricted stock). As of December 31, 2010, only non-vested shares of CVR Energy common stock had been granted for the benefit of CVR Energy and CRNF employees.

Non-Vested Stock

Through the LTIP, shares of non-vested stock have been granted to employees of CVR Energy and CRNF. Non-vested shares, when granted, are valued at the closing market price of CVR Energy’s common stock on the date of issuance and amortized to compensation expense on a straight-line basis over the vesting period of the stock. These shares generally vest over a three-year period. Assuming the allocation of costs from CVR Energy remains consistent with the allocation percentages in place at December 31, 2010, there was approximately $2,285,000 of total unrecognized compensation cost related to non-vested shares to be recognized over a weighted-average period of approximately two and one-half years. Inclusion of the vesting table is not considered meaningful due to changes in allocation percentages that occur from time to time. The unrecognized compensation expense has been determined by the number of unvested shares and respective allocation percentage for individuals whom, as of December 31, 2010, compensation expense has been allocated to the Partnership. As of December 31, 2010, 1,142,915 unvested shares of CVR Energy stock were utilized to calculate the unrecognized compensation expense.

Compensation expense recorded for the years ended December 31, 2010, 2009 and 2008, related to the non-vested stock, was $303,000, $62,000 and $2,000, respectively.

(13)	Commitments and Contingencies

The minimum required payments for CRNF’s operating leases and unconditional purchase obligations as of December 31, 2010 are as follows:

	Operating	Unconditional
	Leases	Purchase Obligations(1)
	(in thousands)

Year ending December 31, 2011	$4,464	$11,918
Year ending December 31, 2012	4,476	12,072
Year ending December 31, 2013	3,664	12,526
Year ending December 31, 2014	2,029	12,606
Year ending December 31, 2015	1,173	12,689
Thereafter	1,028	103,314

	$16,834	$165,125

(1)	The Partnership’s purchase obligation for pet coke from CVR Energy has been derived from a calculation of the average pet coke price paid to CVR Energy over the preceding two year period.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CRNF leases railcars under long-term operating leases. Lease expense for the years ended December 31, 2010, 2009 and 2008, totaled approximately $4,052,000, $4,031,000, and $3,358,000, respectively. The lease agreements have various remaining terms. Some agreements are renewable, at CRNF’s option, for additional periods. It is expected, in the ordinary course of business, that leases will be renewed or replaced as they expire.

CRNF has an agreement with the City of Coffeyville (the “City”) pursuant to which it must make a series of future payments for the supply, generation and transmission of electricity and City margin based upon agreed upon rates. This agreement has an expiration of July 1, 2019. Effective August 2008 and through July 2010, the City began charging a higher rate for electricity than what had been agreed to in the contract. CRNF filed a lawsuit to have the contract enforced as written and to recover other damages. CRNF paid the higher rates under protest and subject to the lawsuit in order to obtain the electricity. In August 2010, the lawsuit was settled and CRNF received a return of funds totaling $4,788,000. This return of funds was recorded in direct operating expenses (exclusive of depreciation and amortization) in the Consolidated Statements of Operations during the third quarter of 2010. In connection with the settlement, the electrical services agreement was amended. As a result of the amendment, the annual committed contractual payments are estimated to be $1,943,000. As of December 31, 2010, the estimated remaining obligation of CRNF totaled $16,514,000 through July 1, 2019. These estimates are subject to change based upon the Company’s actual usage.

During 2005, CRNF entered into the Amended and Restated On-Site Product Supply Agreement with Linde, Inc. Pursuant to the agreement, which expires in 2020, CRNF is required to take as available and pay approximately $300,000 per month, which amount is subject to annual inflation adjustments, for the supply of oxygen and nitrogen to the fertilizer operation. Expenses associated with this agreement included in direct operating expenses (exclusive of depreciation and amortization) for the years ended December 31, 2010, 2009 and 2008, totaled approximately $4,659,000, $4,106,000 and $3,928,000, respectively.

CRNF entered into a sales agreement with Cominco Fertilizer Partnership on November 20, 2007 to purchase equipment and materials which comprise a nitric acid plant. CRNF’s obligation related to the execution of the agreement in 2007 for the purchase of the assets was $3,500,000. On May 25, 2009, CRNF and Cominco amended the contract increasing the liability to $4,250,000. In consideration of the increased liability, the timeline for removal of the equipment and payment schedule was extended. The amendment sets forth payment milestones based upon the timing of removal of identified assets. The balance of the assets purchased are to be removed by November 20, 2013, with final payment due at that time. As of December 31, 2010, $2,000,000 had been paid. Additionally, as of December 31, 2010, $2,374,000 was accrued related to the obligation to dismantle the unit. As of December 31, 2010, the Company had accrued a total of $4,098,000 with respect to the nitric acid plant and the related dismantling obligation. Of this amount, $250,000 was included in accrued expenses and other current liabilities and the remaining $3,848,000 was included in other long-term liabilities on the Consolidated Balance Sheets. The related asset amounts are included in construction-in-progress at December 31, 2010.

CRNF entered into a lease agreement effective October 25, 2007, with Coffeyville Resources Refining & Marketing, LLC (“CRRM”), a related party, under which certain office and laboratory space is leased. The agreement requires CRNF to pay $8,000 on the first day of each calendar month during the term of the agreement. The agreement has an initial term of five years, but will be amended in connection with the Offering to continue for an initial term of ten years, ending in October 2017. See Note 14 (“Related Party Transactions”) for further discussion.

From time to time, CRNF is involved in various lawsuits arising in the normal course of business, including matters such as those described below under, “Environmental, Health, and Safety (“EHS”) Matters”, and those described above. Liabilities related to such litigation are recognized when the related costs are probable and can be reasonably estimated. Management believes the Company has accrued for losses for which it may ultimately be responsible. It is possible management’s estimates of the outcomes will change within the next year due to uncertainties inherent in litigation and settlement negotiations. In the opinion of management, the ultimate resolution of any other litigation matters is not expected to have a material adverse effect on the accompanying consolidated financial statements. There can be no assurance that management’s beliefs or opinions with respect to liability for potential litigation matters are accurate.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CRNF received a ten year property tax abatement from Montgomery County, Kansas in connection with its construction that expired on December 31, 2007. In connection with the expiration of the abatement, the county reassessed CRNF’s nitrogen fertilizer plant and classified the nitrogen fertilizer plant as almost entirely real property instead of almost entirely personal property. The reassessment has resulted in an increase to annual property tax expense for CRNF by an average of approximately $10.7 million per year for the years ended December 31, 2008 and December 31, 2009, and approximately $11.7 million for the year ended December 31, 2010. CRNF does not agree with the county’s classification of the nitrogen fertilizer plant and is currently disputing it before the Kansas Court of Tax Appeals (“COTA”). However, CRNF has fully accrued and paid for the property taxes the county claims are owed for the years ended December 31, 2009 and 2008, and have fully accrued such amounts for the year ended December 31, 2010. The first payment in respect of CRNF’s 2010 property taxes was paid in December 2010 and the second payment will be made in May 2011. These amounts are reflected as a direct operating expense in the Consolidated Statements of Operations. An evidentiary hearing before COTA occurred during the first quarter of 2011 regarding the property tax claims for the year ended December 31, 2008. CRNF believes COTA is likely to issue a ruling sometime during 2011. However, the timing of a ruling in the case is uncertain, and there can be no assurance that CRNF will receive a ruling in 2011. If CRNF is successful in having the nitrogen fertilizer plant reclassified as personal property, in whole or in part, a portion of the accrued and paid expenses would be refunded to CRNF, which could have a positive material effect on the results of operations. If CRNF is not successful in having the nitrogen fertilizer plant reclassified as personal property, in whole or in part, CRNF expects that it will pay taxes at or below the elevated rates described above.

CRNF entered into a coke supply agreement with CVR Energy in October 2007 pursuant to which CVR Energy supplies CRNF with pet coke. CRNF is obligated under this agreement to purchase the lesser of (i) 100 percent of the pet coke produced at its petroleum refinery or (ii) 500,000 tons of pet coke per calendar year. The agreement has an initial term of 20 years. The price which the Partnership will pay for the pet coke will be based on the lesser of a coke price derived from the price received by the Partnership for UAN (subject to a UAN based price ceiling and floor) or a coke index price but in no event will the pet coke price be less than zero. See Note 14 (“Related Party Transactions”) for further information.

The Partnership and CRNF are guarantors under CRLLC’s ABL credit facility, as well as CRLLC’s senior secured notes and until February 22, 2011 were guarantors of the first priority credit facility. On February 22, 2011, CRLLC entered into the $250.0 million ABL credit facility that is scheduled to mature in August 2015 and replaced the first priority credit facility which was terminated. The ABL credit facility will be used to finance ongoing working capital, capital expenditures, letters of credit issuance and general corporate needs. The ABL credit facility contains a feature that permits an increase in borrowings of up to $500.0 million (in the aggregate), subject to additional lender commitments. As of December 31, 2010, the first priority credit facility consisted of a $150,000,000 revolving credit facility and the senior secured notes had an aggregate principal balance of $472,500,000. $247,500,000 of the senior secured notes mature on April 1, 2015 and the remaining $225,000,000 of senior secured notes mature on April 1, 2017.

Environmental, Health, and Safety (“EHS”) Matters

CRNF is subject to various stringent federal, state, and local EHS rules and regulations. Liabilities related to EHS matters are recognized when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, site-specific costs, and currently enacted laws and regulations. In reporting EHS liabilities, no offset is made for potential recoveries. Such liabilities include estimates of the Company’s share of costs attributable to potentially responsible parties which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts emerge or changes in law or technology occur.

CRNF owns and operates a facility utilized for the manufacture of nitrogen fertilizers. Therefore, CRNF has exposure to potential EHS liabilities related to past and present EHS conditions at this location.

In 2005, CRNF agreed to participate in the State of Kansas Voluntary Cleanup and Property Redevelopment Program (“VCPRP”) to address a reported release of UAN at its UAN loading rack. As of December 31, 2010 and 2009,

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

environmental accruals of $91,000 and $141,000, respectively, were reflected in the consolidated balance sheets for probable and estimated costs for remediation of environmental contamination under the VCPRP. At December 31, 2010 the entire balance was included in accrued expenses and other current liabilities. At December 31, 2009, $85,000 of the balance was included in accrued expenses and other current liabilities. The accruals were determined based on an estimate of payment costs through 2015, which scope of remediation was arranged with the EPA and are discounted at the appropriate risk free rates at December 31, 2010 and 2009, respectively. As of December 31, 2010, the estimated future payments for these required obligations are expected to be incurred in the year ending December 31, 2011.

Management periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, management believes that the accruals established for environmental expenditures are adequate.

Environmental expenditures are capitalized when such expenditures are expected to result in future economic benefits. Capital expenditures for the years ended December 31, 2010, 2009 and 2008, were approximately $246,000, $887,000 and $665,000, respectively, and were incurred to improve the environmental compliance and efficiency of the operations.

CRNF believes it is in substantial compliance with existing EHS rules and regulations. There can be no assurance that the EHS matters described above or other EHS matters which may develop in the future will not have a material adverse effect on the business, financial condition, or results of operations.

(14)	Related Party Transactions

CRLLC contributed its wholly-owned subsidiary CRNF to the Partnership on October 24, 2007. In consideration for CRLLC transferring CRNF to the Partnership, (1) CRLLC directly acquired 30,333 special LP units, representing a 0.1% limited partner interest in the Partnership at that time, (2) the Partnership’s special general partner, a wholly-owned subsidiary of CRLLC, acquired 30,303,000 special GP units, representing a 99.9% general partner interest in the Partnership at that time, (3) the managing general partner, then owned by CRLLC, acquired a managing general partner interest and IDRs and (4) the Contribution, Conveyance and Assumption Agreement provides that, contingent upon CVR Partners’ completion of an initial public offering, the Partnership would reimburse CRLLC for capital expenditures it incurred in connection with the operations of the nitrogen fertilizer plant, which were approximately $18.4 million during the two year period prior to the sale of the managing general partner to CALLC III, as described below.

Related Party Agreements, effective October 25, 2007

In connection with the formation of CVR Partners and the initial public offering of CVR Energy in October 2007, CVR Partners and CRNF entered into several agreements with CVR Energy and its subsidiaries that govern the business relations among CVR Partners, CRNF, CVR Energy and its subsidiaries and its managing general partner. Amounts owed to CVR Partners and CRNF from CVR Energy and its subsidiaries with respect to these agreements are included in prepaid expenses and other currents assets on the Consolidated Balance Sheets. Conversely, amounts owed to CVR Energy and its subsidiaries by CVR Partners and CRNF with respect to these agreements are included in accounts payable on the Consolidated Balance Sheets.

Feedstock and Shared Services Agreement

CRNF entered into a feedstock and shared services agreement with CRRM under which the two parties provide feedstock and other services to one another. These feedstocks and services are utilized in the respective production processes of CRRM’s refinery and CRNF’s nitrogen fertilizer plant.

Pursuant to the feedstock agreement, CRNF and CRRM have the right to transfer excess hydrogen to one another. Sales of hydrogen to CRRM have been reflected as net sales for CVR Partners. Receipts of hydrogen from CRRM have been reflected in cost of product sold (exclusive of depreciation and amortization) for CVR Partners. For the years ended December 31, 2010, 2009 and 2008, the net sales generated from the sale of hydrogen to CRRM were approximately

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$140,000, $812,000 and $8,967,000, respectively. For the years ended December 31, 2010, 2009 and 2008, CVR Partners also recognized $1,776,000, $1,635,000 and $0 of cost of product sold (exclusive of depreciation and amortization) related to the transfer of excess hydrogen from the refinery, respectively. At December 31, 2010 and 2009, there was approximately $0 and $153,000, respectively, of receivables included in prepaid expenses and other current assets on the Consolidated Balance Sheets associated with unpaid balances related to hydrogen sales.

The agreement provides that both parties must deliver high-pressure steam to one another under certain circumstances. Net reimbursed or (paid) direct operating expenses recorded during the years ended December 31, 2010, 2009 and 2008 were approximately $(85,000), $215,000 and $(183,000), respectively, related to high-pressure steam. Reimbursements or paid amounts for each of the years on a gross basis were nominal.

CRNF is also obligated to make available to CRRM any nitrogen produced by the Linde air separation plant that is not required for the operation of the nitrogen fertilizer plant, as determined by CRNF in a commercially reasonable manner. Reimbursed direct operating expenses associated with nitrogen for the years ended December 31, 2010, 2009 and 2008, were approximately $768,000, $753,000 and $1,030,000, respectively. There were no amounts paid by CRNF to CRRM for any of the years.

The agreement also provides that both CRNF and CRRM must deliver instrument air to one another in some circumstances. CRNF must make instrument air available for purchase by CRRM at a minimum flow rate, to the extent produced by the Linde air separation plant and available to CRNF. Reimbursed direct operating expenses recorded for the years ended December 31, 2010, 2009 and 2008 were $0, $0 and $241,000, respectively. Reimbursements or paid amounts for each of the years on a gross basis were nominal.

At December 31, 2010 and 2009, receivables of $269,000 and $219,000, respectively, were included in prepaid expenses and other current assets on the Consolidated Balance Sheets associated for amounts yet to be received related to components of the feedstock and shared services agreement except amounts related to hydrogen sales and pet coke purchases. At December 31, 2010 and 2009, payables of $612,000 and $408,000, respectively, were included in accounts payable on the Consolidated Balance Sheets associated with unpaid balances related to components of the feedstock and shared services agreement, except amounts related to hydrogen sales and pet coke purchases.

The agreement has an initial term of 20 years, which will be automatically extended for successive five year renewal periods. Either party may terminate the agreement, effective upon the last day of a term, by giving notice no later than three years prior to a renewal date. The agreement will also be terminable by mutual consent of the parties or if one party breaches the agreement and does not cure within applicable cure periods and the breach materially and adversely affects the ability of the terminating party to operate its facility. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at the nitrogen fertilizer plant or the refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding, or otherwise becomes insolvent.

Coke Supply Agreement

CRNF entered into a coke supply agreement with CRRM pursuant to which CRRM supplies CRNF with pet coke. This agreement provides that CRRM must deliver to the Partnership during each calendar year an annual required amount of pet coke equal to the lesser of (i) 100 percent of the pet coke produced at CRRM’s petroleum refinery or (ii) 500,000 tons of pet coke. CRNF is also obligated to purchase this annual required amount. If during a calendar month CRRM produces more than 41,667 tons of pet coke, then CRNF will have the option to purchase the excess at the purchase price provided for in the agreement. If CRNF declines to exercise this option, CRRM may sell the excess to a third party.

CRNF obtains most (over 70% on average during the last five years) of the pet coke it needs from CRRM’s adjacent crude oil refinery pursuant to the pet coke supply agreement, and procures the remainder on the open market. The price CRNF pays pursuant to the pet coke supply agreement is based on the lesser of a pet coke price derived from the price received for UAN, or the UAN-based price, and a pet coke price index. The UAN-based price begins with a pet coke price of $25 per ton based on a price per ton for UAN (exclusive of transportation cost), or

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

netback price, of $205 per ton, and adjusts up or down $0.50 per ton for every $1.00 change in the netback price. The UAN-based price has a ceiling of $40 per ton and a floor of $5 per ton.

CRNF will also pay any taxes associated with the sale, purchase, transportation, delivery, storage or consumption of the pet coke. CRNF will be entitled to offset any amount payable for the pet coke against any amount due from CRRM under the feedstock and shared services agreement between the parties.

The agreement has an initial term of 20 years, which will be automatically extended for successive five year renewal periods. Either party may terminate the agreement by giving notice no later than three years prior to a renewal date. The agreement is also terminable by mutual consent of the parties or if a party breaches the agreement and does not cure within applicable cure periods. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at the nitrogen fertilizer plant or the refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding or otherwise becomes insolvent.

Cost of pet coke associated with the transfer of pet coke from CRRM to CRNF were approximately $3,988,000, $7,871,000 and $11,084,000 for the year ended December 31, 2010, 2009 and 2008, respectively. Payables of $280,000 and $75,000 related to the coke supply agreement were included in accounts payable on the Consolidated Balance Sheets at December 31, 2010, and 2009, respectively.

Lease Agreement

CRNF has entered into a lease agreement with CRRM under which it leases certain office and laboratory space. The lease will be extended in connection with the consummation of the Offering. The initial term of the lease will expire in October 2017, but will permit CRNF to terminate the lease at any time during the initial term by providing 180 days prior written notice. In addition, CRNF has the option to renew the lease agreement for up to five additional one-year periods by providing CRRM with notice of renewal at least 60 days prior to the expiration of the then existing term. For the years ended December 31, 2010, 2009 and 2008, expense incurred related to the use of the office and laboratory space totaled $96,000 for each of the years then ended, respectively. There were no unpaid amounts outstanding with respect to the lease agreement as of December 31, 2010 and 2009, respectively.

Environmental Agreement

CRNF entered into an environmental agreement with CRRM which provides for certain indemnification and access rights in connection with environmental matters affecting the refinery and the nitrogen fertilizer plant. Generally, both CRNF and CRRM have agreed to indemnify and defend each other and each other’s affiliates against liabilities associated with certain hazardous materials and violations of environmental laws that are a result of or caused by the indemnifying party’s actions or business operations. This obligation extends to indemnification for liabilities arising out of off-site disposal of certain hazardous materials. Indemnification obligations of the parties will be reduced by applicable amounts recovered by an indemnified party from third parties or from insurance coverage.

The agreement provides for indemnification in the case of contamination or releases of hazardous materials that are present but unknown at the time the agreement is entered into to the extent such contamination or releases are identified in reasonable detail during the period ending five years after the date of the agreement. The agreement further provides for indemnification in the case of contamination or releases which occur subsequent to the date the agreement is entered into.

The term of the agreement is for at least 20 years, or for so long as the feedstock and shared services agreement is in force, whichever is longer.

CRNF entered into two supplements to the environmental agreement in February and July 2008 to confirm that CRRM remains responsible for existing environmental conditions on land transferred by CRRM to CRNF, and to

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

incorporate a known contamination map, a comprehensive pet coke management plan and a new third-party coke handling agreement.

Services Agreement

CVR Partners entered into a services agreement with its managing general partner, its special general partner and CVR Energy pursuant to which it and its managing general partner obtain certain management and other services from CVR Energy. Under this agreement, the Partnership’s managing general partner has engaged CVR Energy to conduct its day-to-day business operations. CVR Energy provides CVR Partners with the following services under the agreement, among others:

•	services from CVR Energy’s employees in capacities equivalent to the capacities of corporate executive officers, except that those who serve in such capacities under the agreement shall serve the Partnership on a shared, part-time basis only, unless the Partnership and CVR Energy agree otherwise;

•	administrative and professional services, including legal, accounting services, human resources, insurance, tax, credit, finance, government affairs and regulatory affairs;

•	management of the Partnership’s property and the property of its operating subsidiary in the ordinary course of business;

•	recommendations on capital raising activities to the board of directors of the Partnership’s managing general partner, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, and establishing appropriate insurance policies for the Partnership, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects as may be agreed by CVR Energy and its managing general partner from time to time.

As payment for services provided under the agreement, the Partnership, its managing general partner or CRNF must pay CVR Energy (i) all costs incurred by CVR Energy in connection with the employment of its employees, other than administrative personnel, who provide the Partnership services under the agreement on a full-time basis, but excluding share-based compensation; (ii) a prorated share of costs incurred by CVR Energy in connection with the employment of its employees, other than administrative personnel, who provide the Partnership services under the agreement on a part-time basis, but excluding share-based compensation, and such prorated share shall be determined by CVR Energy on a commercially reasonable basis, based on the percent of total working time that such shared personnel are engaged in performing services for the Partnership; (iii) a prorated share of certain administrative costs, including office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization; and (iv) various other administrative costs in accordance with the terms of the agreement, including travel, insurance, legal and audit services, government and public relations and bank charges.

Effective January 1, 2010, the services agreement was amended whereby a prorata share of administrative personnel costs are charged to the Partnership by CVR Energy. The prorated share is determined by CVR Energy on a commercially reasonable basis, based on the percent of total working time that such administrative personnel are engaged in performing services for the Partnership. Prior to the amendment, the determination of personnel costs associated with administrative personnel was determined by a prorata share of personnel costs of administrative personnel engaged in performing services based upon a percentage of payroll of CRNF in proportion to the total payroll of CRNF and the petroleum business of CVR Energy.

This agreement is expected to be amended in connection with the Offering.

CVR PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In order to facilitate the carrying out of services under the agreement, CVR Partners and CVR Energy have granted one another certain royalty-free, non-exclusive and non-transferable rights to use one another’s intellectual property under certain circumstances.

Net amounts incurred under the services agreement for the years ended December 31, 2010, 2009 and 2008, were approximately $10,630,000, $12,121,000 and $13,055,000, respectively. Of these charges approximately $8,485,000, $9,310,000 and $10,048,000, respectively, are included in selling, general and administrative expenses (exclusive of depreciation and amortization). In addition, $2,145,000, $2,811,000 and $3,007,000, respectively, are included in direct operating expenses (exclusive of depreciation and amortization). For services performed in connection with the services agreement, the Company recognized personnel costs of $3,374,000, $3,702,000 and $3,846,000, respectively, for the years ended December 31, 2010, 2009 and 2008. At December 31, 2010 and 2009, payables of $2,431,000 and $821,000, respectively, were included in accounts payable on the Consolidated Balance Sheets with respect to amounts billed in accordance with the services agreement.

Due from Affiliate

CVR Partners historically maintained a lending relationship with its affiliate, CRLLC, in order to supplement CRLLC’s working capital needs. Amounts loaned to CRLLC are included on the Consolidated Balance Sheets as a due from affiliate. CVR Partners had the right to receive amounts owed from CRLLC upon request.

At December 31, 2010 and 2009, the due from affiliate balance totaled $0 and $131,002,000, respectively. On December 31, 2010, the due from affiliate balance was reduced to $0 as a result of the balance of $160,000,000 being distributed by the Partnership to CRLLC and the special general partner. For the year ended December 31, 2010 and 2009, the weighted-average interest rate charged on the due from affiliate balance was approximately 8.50% and 8.64%, respectively. The interest rate applied to the due from affiliate balance was derived from the applicable rate incurred in respect of borrowings under CRLLC’s first priority revolving credit facility.

At December 31, 2010 and 2009, included in prepaid expenses and other current assets on the Consolidated Balance Sheets are receivables of $2,318,000 and $961,000, respectively, for accrued interest with respect to amounts due from affiliate. For the years ended December 31, 2010, 2009 and 2008, the Partnership recognized interest income of $13,117,000, $8,974,000 and $1,984,000, respectively, associated with the due from affiliate.

(15)	Major Customers and Suppliers

Sales of nitrogen fertilizer to major customers were as follows:

	December 31,
	2010	2009	2008

Nitrogen Fertilizer
Customer A	12%	15%	13%
Customer B	10%	9%	5%

	22%	24%	18%

In addition to contracts with CVR Energy and its affiliates see Note 14 (“Related Party Transactions”), the Partnership maintains long-term contracts with one supplier. Purchases from this supplier as a percentage of direct operating expenses (exclusive of depreciation and amortization) were as follows:

	December 31,
	2010	2009	2008

Supplier A	5%	5%	5%

Appendix A

FORM OF
SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
CVR PARTNERS, LP

A-i

A-ii

A-iii

Page

ARTICLE XVI GENERAL PROVISIONS
Section 16.1	Addresses and Notices	A-48
Section 16.2	Further Action	A-48
Section 16.3	Binding Effect	A-48
Section 16.4	Integration	A-48
Section 16.5	Creditors	A-48
Section 16.6	Waiver	A-48
Section 16.7	Counterparts	A-48
Section 16.8	Applicable Law; Forum, Venue and Jurisdiction	A-48
Section 16.9	Invalidity of Provisions	A-49
Section 16.10	Consent of Partners	A-49
Section 16.11	Facsimile Signatures	A-49
Section 16.12	Third Party Beneficiaries	A-49

A-iv

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF CVR PARTNERS, LP

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CVR PARTNERS, LP, dated as of          , 2011 and effective as of the Effective Time, is entered into by and among CVR GP, LLC, a Delaware limited liability company, as the General Partner, and Coffeyville Resources, LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.  The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Sections 6.1(b)(i) or 6.1(b)(ii). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Sections 5.3(d)(i) or 5.3(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property at the time of contribution and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.3(d), in both cases as determined by the General Partner.

“Agreement” means this Second Amended and Restated Agreement of Limited Partnership of CVR Partners, LP, as it may be amended, supplemented or restated from time to time.

“Amended Contribution Agreement” means the Amended and Restated Contribution Agreement, dated          , 2011, by and among the Partnership, the General Partner, Coffeyville Resources, Coffeyville Acquisition III, and the Special General Partner, as such agreement may be amended, restated, modified or replaced from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Board of Directors” means the board of directors of the General Partner.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.3 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, the State of Kansas or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.3. The “Capital Account” of a Partner in respect of a Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.3(d), and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding that the General Partner, as an entity, has materially breached a material provision of this Agreement or is liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Coffeyville Acquisition III” means Coffeyville Acquisition III LLC, a Delaware limited liability company.

“Coffeyville Resources” means Coffeyville Resources, LLC, a Delaware limited liability company.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Unit representing, when outstanding, a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means a committee of the Board of Directors composed entirely of one or more directors who are not (a) officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, other than Common Units and other awards that are granted to such director under the Long Term Incentive Plan and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by (i) the National Securities Exchange on which any class of Partnership Interests are listed or admitted to trading or (ii) if no class of Partnership Interests is so listed or traded, by the New York Stock Exchange, Inc.

“Contributed Property” means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.3(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of October 24, 2007, among the General Partner, the Special General Partner, the Organizational Limited Partner and the Partnership, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

“Credit Agreement” means the Credit Agreement, dated as of          , 2011, among the Partnership,          , and the other lenders party thereto, as such agreement may be amended, modified, supplemented, replaced, refinanced or otherwise restructured from time to time, including any refinancing, restructuring or replacement by one or more other credit agreements, indentures, purchase agreements or other agreements, whether or not the amount covered thereby is increased or decreased, and with the same or different counterparties.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(b)(xi).

“Current Market Price” means, in respect of any class of Partnership Interests, as of the date of determination, the average of the daily Closing Prices per Partnership Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Sections 11.1 or 11.2.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Effective Time” means the time of completion of the redemption by the Partnership of the Incentive Distribution Rights pursuant to the Amended Contribution Agreement.

“Eligibility Certificate” has the meaning assigned to such term in Section 4.8(b).

“Eligibility Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder.

“Eligible Holder” means a Person that satisfies the eligibility requirements established by the General Partner for Partners pursuant to Section 4.8.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Fertilizer Restricted Businesses” has the meaning assigned to such term in the Omnibus Agreement.

“General Partner” means CVR GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as the general partner of the Partnership, in their capacity as the general partner of the Partnership.

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as general partner without reference to any Limited Partner Interest), which includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not have any rights to ownership or profits or any rights to receive distributions from operations or the liquidation or winding-up of the Partnership.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Incentive Distribution Rights” means, prior to their extinguishment pursuant to Section 5.1 hereto, a non-voting Limited Partner Interest which conferred upon the holder thereof the rights and obligations specifically provided in the original Agreement of Limited Partnership of the Partnership, as heretofore amended.

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was a director, officer, fiduciary, trustee, manager or managing member of any Group Member, the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, director, officer, employee, agent, fiduciary or trustee of any Group Member, a General Partner, any Departing General Partner or any of their respective Affiliates, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner as a director, officer, fiduciary, trustee, manager or managing member of another Person owing a fiduciary duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls or has previously controlled, directly or indirectly, the General Partner and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” has the meaning assigned to such term in Section 4.8(c).

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including the offering and any sale of Common Units pursuant to the Over-Allotment Option.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner or Special General Partner upon the change of its status from General Partner or Special General Partner to Limited Partner pursuant to Section 11.3 or Section 5.1(c), in each case in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units or other Units or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the Partners have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Long Term Incentive Plan” means the CVR Partners, LP 2011 Long-Term Incentive Plan, as it may be amended, restated or modified from time to time, or any equity compensation plan successor thereto.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) of the Securities Exchange Act (or successor to such Section)) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.3(d)(ii)) at the time such property is distributed, reduced by any liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.3(b) and shall not include any items specially allocated under Section 6.1(b).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.3(b) and shall not include any items specially allocated under Section 6.1(b).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means that certain Amended and Restated Omnibus Agreement, dated as of April   , 2011, among CVR Energy, Inc., the General Partner and the Partnership, as such may be amended, supplemented or restated from time to time.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means Coffeyville Resources, LLC in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates, including Coffeyville Resources, LLC and CVR Energy, Inc.) beneficially owns 20% or more of the Outstanding Limited Partner Interests of any class then Outstanding, none of the Limited Partner Interests owned by such Person or Group shall be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Limited Partner Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation on voting of Partnership Interests shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Limited Partner Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Limited Partner Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Limited Partner Interests issued by the Partnership provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning given to such term in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning given to such term in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i)(1), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means CVR Partners, LP, a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single entity.

“Partnership Interest” means an interest in the Partnership, which shall include any General Partner Interest and Limited Partner Interests but shall exclude any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership and, for the purpose of Section 7.12, shall include any interests into which such Partnership Interests are convertible or for which such Partnership Interests are exchangeable.

“Partnership Minimum Gain” means the amount of “partnership minimum gain” determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means as of any date of determination (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder, by (B) the total number of all Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.4, the percentage established (or determined as established) as a part of such issuance. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests and (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership.

“Rate Eligibility Trigger” has the meaning assigned to such term in Section 4.8(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Interests of any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Statement” means the Registration Statement on Form S-1 (File No. 333-171270) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering, including any related registration statement filed pursuant to Rule 462(b) under the Securities Act.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Sections 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv), 6.1(b)(v), 6.1(b)(vi), 6.1(b)(vii) or 6.1(b)(ix).

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Special General Partner” means CVR Special GP, LLC, a Delaware limited liability company that was previously admitted to the Partnership as special general partner of the Partnership, and whose Special Units were exchanged for Common Units pursuant to the Amended Contribution Agreement.

“Special General Partner Interest” means, historically, the management and ownership interest of the Special General Partner in the Partnership (in its capacity as Special General Partner).

“Special GP Units” the 30,303,000 special GP units which represented, prior to their exchange pursuant to the Amended Contribution Agreement, the Special General Partner Interest.

“Special LP Units” the 30,333 special LP units which represented, prior to their exchange pursuant to the Amended Contribution Agreement, all of the limited partner interests in the Partnership.

“Special Units” means the Special GP Units and the Special LP Units, collectively.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership, directly or indirectly, at the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b)(ii).

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement dated          , 2011, by and among the representatives of the Underwriters, the Partnership, and the other parties thereto, providing for the purchase of Common Units by the Underwriters, as supplemented by the Joinder Agreement, dated           2011, by the General Partner.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units.

“Unit Majority” means at least a majority of the Outstanding Common Units.

“Unitholders” means the holders of Units.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.3(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.3(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.3(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.3(d)).

“Unrestricted Person” means each Indemnitee, each Partner and each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner and any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

Section 1.2  Construction.  Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1  Formation.  The General Partner, the Special General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. The General Partner and the Organizational Limited Partner hereby amend and restate the original Agreement of Limited Partnership of the Partnership, as heretofore amended, in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2  Name.  The name of the Partnership shall be “CVR Partners, LP”. The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” the letters “LP,” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Partners of such change in the next regular communication to the Partners.

Section 2.3  Registered Office; Registered Agent; Principal Office; Other Offices.  Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479 or such other place as the General Partner may from time to time designate by notice to the Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479 or such other place as the General Partner may from time to time designate by notice to the Partners.

Section 2.4  Purpose and Business.  The purpose and nature of the business to be conducted by the Partnership shall be to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5  Powers.  The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6  Term.  The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7  Title to Partnership Assets.  Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1  Limitation of Liability.  The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2  Management of Business.  No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3  Outside Activities of the Limited Partners.  Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have any business interests and engage in any business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4  Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law (other than Section 17-305(a) of the Delaware Act, the obligations of which are expressly replaced in their entirety by the provisions below), and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied to the extent the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder;

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(iv) true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(v) such other information regarding the affairs of the Partnership as the General Partner determines is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1  Certificates.  Notwithstanding anything otherwise to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership.

Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Partner fails to notify the General Partner within a reasonable period of time after such Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3  Record Holders.  The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4  Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, grant of security interest, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise, or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise (but not the pledge, grant of security interest, encumbrance, hypothecation or mortgage), including any transfer upon foreclosure or other exercise of remedies of any pledge, security interest, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5  Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, and (iv) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or amendment of this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

Section 4.6  Transfer of the General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to March 31, 2021, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of Partners (excluding the General Partner and its Affiliates) holding a majority of the Percentage Interests of all Partners (excluding the Percentage Interests of the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after March 31, 2021, the General Partner may transfer all or any part of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under Delaware law of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7  Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if the General Partner determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Section 4.8  Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that

(i) the Partnership’s status as other than an association taxable as a corporation for U.S. federal income tax purposes or the failure of the Partnership to be subject to an entity-level tax for U.S. federal, state or local income tax purposes, coupled with the tax status (or lack of proof of the U.S. federal income tax status) of one or more Partners, has or will reasonably likely have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Partner (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or advisable to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary to establish those Partners whose U.S. federal income tax status does not or would not have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status (or, if the General Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) of the Partner as the General Partner determines to be necessary to establish and those Partners whose status as a Partner does not or would not subject any Group Member to a significant risk of cancellation or forfeiture of any of its properties or interests therein.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Partner (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its’ beneficial owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Partner is not an Eligible Holder (such a Partner, an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner shall be substituted for all Limited Partners that are Ineligible Holders as the Partner in respect of the Ineligible Holder’s Partnership Interests.

(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of his Partnership Interest (representing his right to receive his share of such distribution in kind).

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the Partner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.9  Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner fails to furnish an Eligibility Certification or other information requested within a reasonable period of time specified in amendments adopted pursuant to Section 4.8, or if upon receipt of such Eligibility Certification or other information the General Partner determines, with the advice of counsel, that a

Partner is not an Eligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Partnership Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Partnership Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1  Contributions by the General Partner and its Affiliates.

(a) In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $1,000, for a General Partner Interest in the Partnership and was admitted as the Managing General Partner of the Partnership, and the Special General Partner and Coffeyville Resources each made an initial Capital Contribution to the Partnership in the amount of $1,000 and were admitted as the Special General Partner and Limited Partner, respectively, of the Partnership. Immediately after the close of business on October 24, 2007, the initial $1,000 contributed by each of the Special General Partner and Coffeyville Resources was refunded as provided in the Contribution Agreement.

(b) Immediately after the close of business on October 24, 2007 and pursuant to the Contribution Agreement, Coffeyville Resources conveyed: (i) a portion of its interest in Coffeyville Resources Nitrogen Fertilizer, LLC to the Partnership on behalf of the General Partner, as a Capital Contribution in exchange for the issuance to the General Partner of the General Partner Interest; (ii) a portion of its interest in Coffeyville Resources Nitrogen Fertilizer, LLC to the Partnership on behalf of the Special General Partner, as a Capital Contribution in exchange for the issuance to the Special General Partner of Special GP Units; and (iii) the remaining portion of its interest in Coffeyville Resources Nitrogen Fertilizer, LLC to the Partnership as a Capital Contribution in exchange for the issuance to Coffeyville Resources of Special LP Units.

(c) Pursuant to the Amended Contribution Agreement, (i) Coffeyville Resources contributed all of its Special LP Units to the Partnership in exchange for the issuance to Coffeyville Resources of 0.1% of the Sponsor Consideration (as that term is defined in the Amended Contribution Agreement); (ii) the Special General Partner contributed all of its Special GP Units to the Partnership in exchange for the issuance to the Special General Partner of 99.9% of the Sponsor Consideration; (iii) the Partnership repurchased the Incentive Distribution Rights from the General Partner in exchange for $26.0 million, and the Incentive Distribution Rights are being extinguished hereby; (iv) the General Partner distributed $26.0 million to Coffeyville Acquisition III; and (v) the Organizational Limited Partner will purchase the General Partner from Coffeyville Acquisition III in exchange for $1,000.

Section 5.2  Interest and Withdrawal.  No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as the withdrawal or return of its Capital Contribution by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.3  Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.3(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.3(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.3, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership or is disregarded for U.S. federal income tax purposes and (y) any other entity that is classified as a partnership or is disregarded for U.S. federal income tax purposes of which an entity described in clause (x) of this Section 5.3(b)(i) is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.3(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vi) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for U.S. federal income tax purposes pursuant to Section 50(c)(1) or 50(c)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the taxable period such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 50(c)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(vii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), upon an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s (and its Affiliates’) Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, based on the current trading price of the Common Units, taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines is appropriate).

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for the purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.3(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.4  Issuances of Additional Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.4(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior or junior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.4, (ii) the conversion of the General Partner’s (and its Affiliates’) Combined Interest to Common Units pursuant to the terms of this Agreement, (iii) reflecting the admission of such additional Partners in the books and records of the Partnership as the Record Holder of such Partnership Interests, and (iv) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the General Partner’s (and its Affiliates’) Combined Interest into Common Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.5  Preemptive Right.  Except as provided in this Section 5.5 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.6  Splits and Combinations.

(a) Subject to Section 5.6(d), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted retroactively to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision, combination or reorganization. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision, or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of any such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision, or combination of Partnership Interests. If a distribution, subdivision, combination or reorganization of Partnership Interests would result in the issuance of fractional Units but for the provisions of Section 5.4(d) and this Section 5.6(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.7  Fully Paid and Non-Assessable Nature of Limited Partner Interests.  All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-607 or 17-804 of the Delaware Act.

Section 5.8  Extinguishment of the IDRs.

As of the Effective Time, all outstanding IDRs shall be cancelled by the Partnership and shall cease to exist pursuant to this Section 5.8.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1  Allocations for Capital Account Purposes.  For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.3(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income and Net Loss.  After giving effect to the special allocations set forth in Section 6.1(b), Net Income and Net Loss for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Income and Net Loss for such taxable period shall be allocated 100% to all Unitholders, Pro Rata.

(b) Special Allocations.  Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback.  Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(b)(vi) and 6.1(b)(vii)). This Section 6.1(b)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain.  Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b), other than Section 6.1(b)(i) and other than an allocation pursuant to Sections 6.1(b)(vi) and 6.1(b)(vii), with respect to such taxable period. This Section 6.1(b)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit, each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution with respect to the Unit receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution.

(iv) Qualified Income Offset.  In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(b)(iv) were not in this Agreement.

(v) Gross Income Allocations.  In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(b)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as so adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(b)(iv) this Section 6.1(b)(v) were not in this Agreement.

(vi) Nonrecourse Deductions.  Nonrecourse Deductions for any taxable period shall be allocated to the Partners, Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions.  Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss. This Section 6.1(b)(vii) is intended to comply with Treasury Regulations Section 1.704-2(i)(1) and shall be interpreted consistently therewith.

(viii) Nonrecourse Liabilities.  For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners, Pro Rata.

(ix) Code Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.  For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss or deduction, including Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(b)(x) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(b)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(b)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(b)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(b)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

Section 6.2  Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(b)(x)); provided that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Units, so long as such conventions would not have a material adverse effect on the Limited Partners or Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Over-Allotment Option is exercised in full or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of the month in which such item is recognized for U.S. federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3  Distributions to Record Holders.

(a) The Board of Directors may adopt a cash distribution policy, which it may change from time to time without amendment to this Agreement.

(b) The Partnership will make distributions, if any, to Unitholders Pro Rata.

(c) All distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(d) Notwithstanding Section 6.3(b), in the event of the dissolution and liquidation of the Partnership, cash shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(e) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1  Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner and no other Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject however to any prior approval that may be required by Section 7.3);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a) the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “chief executive officer,” “president,” “chief financial officer,” “chief operating officer”, “general counsel,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Partnership Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval required under Section 4.7);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of options, rights, warrants and appreciation rights relating to Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Limited Partners and each other Person who may acquire an interest in Partnership Interests or is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Credit Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or is otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the

General Partner of any duty that the General Partner may owe the Partnership or the Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2  Certificate of Limited Partnership.  The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.3  Restrictions on the General Partner’s Authority.  Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4  Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses reasonably allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

(d) The General Partner, without the approval of the other Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees and directors of the General Partner or its Affiliates, any Group Member or their Affiliates, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees or directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such

Affiliates, from the Partnership or otherwise, to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.5(d).

Section 7.5  Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, or (C) the guarantee of, and mortgage, pledge or encumbrance of any or all of its assets in connection with, any indebtedness of any Affiliate of the General Partner.

(b) The Omnibus Agreement sets forth certain restrictions on the ability of CVR Energy, Inc. and its controlled Affiliates (other than the Partnership Group) to engage in Fertilizer Restricted Businesses.

(c) Except as specifically restricted by the Omnibus Agreement, each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner.

(d) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). Except as specifically provided in the Omnibus Agreement, no Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, any Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership.

(e) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, and (ii) it shall be deemed not to be a breach of any fiduciary duty or any other duty or obligation of any type whatsoever of the General Partner or of any other Unrestricted Person for the Unrestricted Person (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and the other Group Members; provided such Unrestricted Person does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(f) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise expressly provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(f) with respect to the General Partner shall not include any Group Member.

(g) Notwithstanding anything in this Agreement to the contrary, nothing herein shall be deemed to restrict Goldman, Sachs & Co., Kelso & Company, L.P. or their respective Affiliates (other than the General Partner), or their respective successors and assigns as owners of interests in the General Partner, from engaging in any banking, brokerage, trading, market making, hedging, arbitrage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing, lending, underwriting, asset management, principal investing, mergers & acquisitions or other activities conducted in the ordinary course of their or their Affiliates’ business in compliance with applicable law, including without limitation buying and selling debt securities or equity interests of any other Partner or Group Member, entering into derivatives transactions regarding or shorting equity interests of any other Partner or Group Member, serving as a lender, underwriter or market maker or issuing research with respect to debt securities or equity interests of any Partner or Group Member or acquiring, selling, making investments in or entering into other transactions or undertaking any opportunities with companies or businesses in the same or similar lines of business as any Partner or Group Member or any other businesses.

Section 7.6  Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner.

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions to the General Partner or its Affiliates (including in their capacities, if applicable, as Limited Partners).

Section 7.7  Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates, the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement. In addition, the Partnership may enter into additional indemnification agreements with any Indemnitee.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8  Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Partners or any other Persons who have acquired interests in the Partnership Interests, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9  Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any other Partner, on the other, any resolution or course of action by the General Partner or any of its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty hereunder or existing at law, in equity or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Common Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Common Unitholder approval. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if Special Approval or Common Unitholder approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Partner or by or on behalf of such Partner or any other Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or of any duty hereunder or existing at law, in equity or otherwise.

(b) Whenever the General Partner, or any committee of the Board of Directors (including the Conflicts Committee), makes a determination or takes or declines to take any other action, or any of its Affiliates causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, such committee or such Affiliates causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any other Partner or any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrases, “at the option of the General Partner,” “in its sole discretion” or some variation of those phrases, are used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be in its sole discretion.

(e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f) The Partners hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10  Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its or the Partnership’s duly authorized officers, a duly appointed attorney or attorneys-in-fact.

Section 7.11  Purchase or Sale of Partnership Interests.  The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests.

Section 7.12  Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any of its Affiliates (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the aggregate offering price of any such offering and sale of Partnership Interests covered by such registration statement as provided for in this Section 7.12(a) shall not be less than $5.0 million; provided further, that the Partnership shall not be required to effect more than two registrations pursuant to this Section 7.12(a) in any twelve-month period; and provided further, however that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Sections 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be the General Partner, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

(g) The Partnership may enter into separate registration rights agreements with the General Partner or any of its Affiliates.

Section 7.13  Reliance by Third Parties.  Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Partner to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1  Records and Accounting.  The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2  Fiscal Year.  The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3  Reports.

(a) As soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1  Tax Returns and Information.  The Partnership shall timely file all returns of the Partnership that are required for U.S. federal, state and local income tax purposes on the basis of the accrual method and the taxable period or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2  Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Partnership Interest will be deemed to be the lowest quoted closing price of the Partnership Interests on any National Securities Exchange on which such Partnership Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3  Tax Controversies.  Subject to the provisions hereof, the General Partner shall designate the Organizational Limited Partner, or such other Partner as the General Partner shall designate, as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.

Section 9.4  Withholding.  Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other U.S. federal, state or local law, including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1  Admission of Limited Partners.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 10.1 or the issuance of any Limited Partner Interests in accordance herewith, and except as provided in Section 4.8, each transferee or other recipient of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership, (ii) shall become bound by the terms of, and shall be deemed to have agreed to be bound by, this Agreement, (iii) shall become the Record Holder of the Limited Partner Interests so transferred or issued, (iv) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement, and (v) makes the consents, acknowledgments and waivers contained in this Agreement, all with or without execution of this Agreement. The transfer of any Limited Partner Interests and/or the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Record Holder without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.

(b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the General Partner or the Transfer Agent. The General Partner shall update its books and records from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2  Admission of Successor General Partner.  A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.5(d) who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.5(d), provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.5(d) has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3  Amendment of Agreement and Certificate of Limited Partnership.  To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1  Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.5(d);

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a limited liability company or a partnership, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Sections 11.1(a)(iv), 11.1(a)(v), 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Partners within

30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Central Time, on March 31, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner under the Delaware Act or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not previously so treated or taxed); (ii) at any time after 11:59 pm, prevailing Central Time, on March 31, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Partners, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the other Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives notice of withdrawal pursuant to Section 11.1(a)(ii), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Partners as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1, unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2  Removal of the General Partner.  The General Partner may be removed if such removal is approved by the Partners holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Partners holding a majority of the outstanding Common Units (including Common Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the Partners to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3  Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the Partners under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its

Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Partners under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (or its Affiliates) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

Section 11.4  Withdrawal of Limited Partners.  No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Partnership Interest becomes a Record Holder of the Partnership Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Partnership Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1  Dissolution.  The Partnership shall not be dissolved by the admission of additional Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the

Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2  Continuation of the Business of the Partnership After Dissolution.  Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Sections 11.1(a)(i) or 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as the successor General Partner a Person approved by a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of the limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any successor limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3  Liquidator.  Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4  Liquidation.  The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5  Cancellation of Certificate of Limited Partnership.  Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6  Return of Contributions.  The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7  Waiver of Partition.  To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8  Capital Account Restoration.  No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1  Amendments to be Adopted Solely by the General Partner.  Each Partner agrees that the General Partner, without the approval of any other Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which any class of Partnership Interests are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.6 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or CVR Energy, Inc. or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership pursuant to Section 5.4;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2  Amendment Procedures.  Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. An amendment shall be effective upon its approval by the General Partner and a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of Partners holding a specified Percentage Interest shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of Partners holding the specified Percentage Interest or call a meeting of the Partners to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3  Amendment Requirements.

(a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that requires a vote or approval of Partners (or a subset of the Partners) holding a specified Percentage Interest to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of, in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage unless such amendment is approved by the written consent or the affirmative vote of Partners whose aggregate Percentage Interest constitutes not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion.

(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Partners.

Section 13.4  Special Meetings.  All acts of Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5  Notice of a Meeting.  Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Partnership Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6  Record Date.  For purposes of determining the Partners entitled to notice of or to vote at a meeting of the Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Partnership Interests are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Partners entitled to notice of or to vote at a meeting of the Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7  Adjournment.  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes.  The transactions of any meeting of Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9  Quorum and Voting.  The holders of a majority, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Partnership Interests that in the aggregate represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or amendment to this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement. In the absence of a quorum any meeting of Partners may be adjourned from time to time by the affirmative vote of Partners with at least a majority, by Percentage Interest, of the Partnership Interests entitled to vote at such meeting (including Partnership Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  Conduct of a Meeting.  The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11  Action Without a Meeting.  If authorized by the General Partner, any action that may be taken at a meeting of the Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Partners owning Partnership Interests representing not less than the minimum Percentage Interest that would be necessary to authorize or take such action at a meeting at which all the Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which Partnership Interests are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Partnership Interests held by the Partners, the Partnership shall be deemed to have failed to receive a ballot for the Partnership Interests that were not voted. If approval of the taking of any action by the Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Partners in connection with a matter approved by the requisite percentage of Partnership Interests acting by written consent without a meeting.

Section 13.12  Right to Vote and Related Matters.

(a) Only those Record Holders of Partnership Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Partners or to act with respect to matters as to which the Partners have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Partners shall be deemed to be references to the votes or acts of the Record Holders of Partnership Interests.

(b) With respect to Partnership Interests that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Partnership Interests are registered, such other Person shall, in exercising the voting rights in respect of such Partnership Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Partnership Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section 14.1  Authority.  The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the

State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2  Procedure for Merger or Consolidation.

(a) Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3  Approval by Partners of Merger or Consolidation.

(a) Except as provided in Sections 14.3(d) or 14.3(e), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) or 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of Partners holding a greater Percentage Interest or the vote or consent of a specified percentage of any class of Partners, in which case such greater Percentage Interest or percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member under the Delaware Act or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Partners with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4  Certificate of Merger.  Upon the required approval by the General Partner and the Partners of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5  Amendment of Partnership Agreement.  Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6  Effect of Merger.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1  Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the ‘‘Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and circulated in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment (in the case of Limited Partner Interests evidenced by Certificates), at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests (in the case of Limited Partner Interests evidenced by Certificates), and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI, and XII).

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1  Addresses and Notices.  Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below.

Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise.

Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery.

An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2  Further Action.  The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3  Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4  Integration.  This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5  Creditors.  None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6  Waiver.  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7  Counterparts.  This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Partnership Interest, pursuant to Section 10.1(a) without execution hereof.

Section 16.8  Applicable Law; Forum, Venue and Jurisdiction.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claim, suit, action or proceeding; and

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding, and (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.9  Invalidity of Provisions.  If any provision or part of a provision of this Agreement is or becomes, for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby, and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.10  Consent of Partners.  Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11  Facsimile Signatures.  The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

Section 16.12  Third Party Beneficiaries.  Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee, (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person and (c) Goldman, Sachs & Co., Kelso & Company, L.P. and their respective Affiliates and successors and assigns shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to Section 7.5(g).

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

CVR GP, LLC

By:
Name:

Title:

COFFEYVILLE RESOURCES, LLC

By:
Name:

Title:

Signature Page to the
Second Amended and Restated Partnership Agreement
of
CVR Partners, LP

EXHIBIT A
to the Second Amended and Restated
Agreement of Limited Partnership of
CVR Partners, LP

Certificate Evidencing Common Units
Representing Limited Partner Interests in
CVR Partners, LP

No.	Common Units

In accordance with Section 4.1 of the Second Amended and Restated Agreement of Limited Partnership of CVR Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), CVR Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that                               (the “Holder”) is the registered owner of            Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF CVR PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF CVR PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE CVR PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). CVR GP LLC, THE GENERAL PARTNER OF CVR PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF CVR PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	CVR Partners, LP

Countersigned and Registered by:	By: CVR GP LLC

[Transfer Agent], As Transfer Agent and Registrar	By:

Name:

Title:

By:

Name:

Title:

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common TEN ENT — as tenants by the entireties JT TEN — as joint tenants with right of survivorship and not as tenants in common	UNIF GIFT/TRANSFERS MIN ACT Custodian (Cust) (Minor) Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF
CVR PARTNERS, LP

FOR VALUE RECEIVED,            hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

                Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint            as its attorney-in-fact with full power of substitution to transfer the same on the books of CVR Partners, LP

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular. without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

Appendix B

GLOSSARY OF SELECTED TERMS

The following are definitions of certain terms used in this prospectus.

Acquisition	The acquisition of Predecessor on June 24, 2005 by Coffeyville Acquisition LLC, an entity controlled by the Goldman Sachs Funds and the Kelso Funds at that time.

Blue Johnson	Blue, Johnson & Associates, Inc.

capacity	Capacity is defined as the throughput a process unit is capable of sustaining, either on a calendar or stream day basis. The throughput may be expressed in terms of maximum sustainable, nameplate or economic capacity. The maximum sustainable or nameplate capacities may not be the most economical. The economic capacity is the throughput that generally provides the greatest economic benefit based on considerations such as feedstock costs, product values and downstream unit constraints.

catalyst	A substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

Coffeyville Acquisition III	Coffeyville Acquisition III LLC, the owner of CVR GP, LLC prior to the Transactions, which is owned by the Goldman Sachs Funds, the Kelso Funds and certain members of CVR Energy’s senior management team.

Coffeyville Resources	Coffeyville Resources, LLC, the subsidiary of CVR Energy which was our sole limited partner prior to this offering and which will directly own our general partner and common units following the Transactions.

corn belt	The primary corn producing region of the United States, which includes Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, Ohio and Wisconsin.

CVR Energy	CVR Energy, Inc., a publicly traded company listed on the New York Stock Exchange under the ticker symbol “CVI,” which following this offering will indirectly own our general partner.

ethanol	A clear, colorless, flammable oxygenated hydrocarbon. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

farm belt	Refers to the states of Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Texas and Wisconsin.

feedstocks	Petroleum products, such as crude oil and natural gas liquids, that are processed and blended into refined products, such as gasoline, diesel fuel and jet fuel, that are produced by a refinery.

general partner	CVR GP, LLC, our general partner which, following the Transactions, will be a wholly-owned subsidiary of Coffeyville Resources.

B-1

MMbtu	One million British thermal units: a measure of energy. One Btu of heat is required to raise the temperature of one pound of water one degree Fahrenheit.

the Partnership	We, us and our refer to our business, which is referred to in our financial statements as (1) Predecessor from January 1, 2005 until June 24, 2005 and (2) Successor for all periods thereafter, unless the context otherwise requires or as otherwise indicated.

pet coke	A coal-like substance that is produced during the refining process.

plant gate price	The unit price of fertilizer, in dollars per ton, offered on a delivered basis, and excluding shipment costs.

Predecessor	Coffeyville Resources Nitrogen Fertilizers, LLC, the subsidiary of Coffeyville Group Holdings, LLC that held our business between March 3, 2004 and June 24, 2005.

recordable incident	An injury, as defined by OSHA. All work-related deaths and illnesses, and those work-related injuries which result in loss of consciousness, restriction of work or motion, transfer to another job, or require medical treatment beyond first aid.

slag	A glasslike substance removed from the gasifier containing the metal impurities originally present in pet coke.

slurry	A byproduct of the fluid catalytic cracking process that is sold for further processing or blending with fuel oil.

spot market	A market in which commodities are bought and sold for cash and delivered immediately.

Successor	(1) Coffeyville Resources Nitrogen Fertilizers, LLC from June 24, 2005 through October 23, 2007 and (2) CVR Partners, LP and its consolidated subsidiary, Coffeyville Resources Nitrogen Fertilizers, LLC, on and after October 24, 2007.

syngas	A mixture of gases (largely carbon monoxide and hydrogen) that results from heating coal in the presence of steam.

throughput	The volume processed through a unit or a refinery.

ton	One ton is equal to 2,000 pounds.

turnaround	A periodically required standard procedure to refurbish and maintain a facility that involves the shutdown and inspection of major processing units.

UAN	UAN is an aqueous solution of urea and ammonium nitrate used as a fertilizer.

B-2

Petroleum coke crusher pad

Gasifier complex

CVR

PARTNERS LP

Petroleum Coke Gasification
Nitrogen Fertilizer Production Facility

Petroleum coke transfer system

Until May 2, 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.